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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213904

PROSPECTUS

SUMMIT MATERIALS, LLC
SUMMIT MATERIALS FINANCE CORP.

Offer to Exchange (the "exchange offer")

         $250,000,000 aggregate principal amount of 8.500% Senior Notes due 2022 (the "exchange notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for any and all outstanding 8.50% Senior Notes due 2022 issued on March 8, 2016 (the "outstanding notes" and, together with the exchange notes, the "notes").

         The exchange notes will be joint and several obligations of Summit Materials, LLC and Summit Materials Finance Corp. and will be fully and unconditionally guaranteed on a joint and several senior unsecured basis by all of our existing and future wholly-owned domestic restricted subsidiaries that guarantee indebtedness under our existing senior secured credit facilities, our 6.125% senior notes due 2023 (the "2023 notes") and the outstanding notes.

         We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered outstanding notes for freely tradable exchange notes that have been registered under the Securities Act.

The Exchange Offer

  •
  We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

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  You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

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  The exchange offer expires at 5:00 p.m., New York City time, on November 4, 2016, which is the 21st business day after the date of this prospectus, unless extended. We do not currently intend to extend the expiration date.

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  The exchange of the outstanding notes for the exchange notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes.

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  The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offer

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  The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

         All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

         You should carefully consider the "Risk Factors" beginning on page 21 of this prospectus before participating in the exchange offer.

         Each broker dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market making activities or other trading activities.

         Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2016.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under "Risk Factors." These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

 MARKET DATA

        This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

        Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

 CERTAIN DEFINITIONS

        As used in this prospectus, unless otherwise noted or the context otherwise requires:

  •
  "we," "our," "us" and the "Company" refer to Summit Materials, LLC and its subsidiaries as a combined entity, including Summit Materials Finance Corp. ("Finance Corp."), an indirect wholly-owned subsidiary of Summit Materials, LLC and the co-issuer of the notes;

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  "Summit LLC" refers only to Summit Materials, LLC

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  "Summit Holdings" refers only to Summit Materials Holdings L.P., our indirect parent entity;

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  "Summit Inc." refers only to Summit Materials, Inc., the general partner of Summit Holdings;

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  "Summit Materials" refers to Summit Inc. and Summit LLC together with their respective subsidiaries

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  the "Issuers" refers to Summit LLC and Finance Corp. as co-issuers of the outstanding notes and the 2023 notes;

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  "Continental Cement" refers to Continental Cement Company, L.L.C.;

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  "Cornejo" refers collectively to Cornejo & Sons, L.L.C., C&S Group, Inc., Concrete Materials Company of Kansas, LLC and Cornejo Materials, Inc.;

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  "Harper Contracting" refers collectively to substantially all the assets of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc.;

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  "Altaview Concrete" refers collectively to Altaview Concrete, LLC, Peak Construction Materials, LLC, Peak Management, L.C. and Wasatch Concrete Pumping, LLC;

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  "RK Hall" refers collectively to R.K. Hall Construction, Ltd., RHMB Capital, L.L.C., Hall Materials, Ltd., B&H Contracting, L.P. and RKH Capital, L.L.C.;

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  "B&B" refers collectively to B&B Resources, Inc., Valley Ready Mix, Inc. and Salt Lake Sand & Gravel, Inc.;

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  "Industrial Asphalt" refers collectively to Industrial Asphalt, LLC, Asphalt Paving Company of Austin, LLC, KBDJ, L.P. and all the assets of Apache Materials Transport, Inc.;

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  "Ramming Paving" refers collectively to J.D. Ramming Paving Co., LLC, RTI Hot Mix, LLC, RTI Equipment Co., LLC and Ramming Transportation Co., LLC;

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  "Lafarge" refers to Lafarge North America Inc. prior to its parent company's merger with Holcim (US) Inc.'s parent company effective in July 2015. Subsequent to the merger, Lafarge and Holcim (US) Inc. are referred to as LafargeHolcim;

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  "Westroc" refers to Westroc, LLC;

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  "Alleyton" refers collectively to Alleyton Resource Company, LLC, Alcomat, LLC and Alleyton Services Company, LLC, formerly known as Alleyton Resource Corporation, Colorado Gulf, LP and certain assets of Barten Shepard Investments, LP;

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  "Troy Vines" refers to Troy Vines, Incorporated;

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  "Buckhorn Materials" refers to Buckhorn Materials, LLC, which is the surviving entity from the acquisition of Buckhorn Materials, LLC and Construction Materials Group LLC;

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  "Canyon Redi-Mix" refers collectively to Canyon Redi-Mix, Inc. and CRM Mixers LP;

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  "Mainland" refers to Mainland Sand & Gravel ULC, which is the surviving entity from the acquisition of Rock Head Holdings Ltd., B.I.M Holdings Ltd., Carlson Ventures Ltd., Mainland Sand and Gravel Ltd. and Jamieson Quarries Ltd.;

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  "Southwest Ready Mix" refers to Southwest Ready Mix, LLC;

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  "Colorado County S&G" refers to Colorado County Sand & Gravel Co., L.L.C., which is the surviving entity from the acquisition of Colorado County Sand & Gravel Co., L.L.C, M & M Gravel Sales, Inc., Marek Materials Co. Operating, Ltd. and Marek Materials Co., L.L.C.;

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  "Concrete Supply" refers to Concrete Supply of Topeka, Inc., Penny's Concrete and Ready Mix, L.L.C. and Builders Choice Concrete Company of Missouri, L.L.C.;

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  "Lewis & Lewis" refers to Lewis & Lewis, Inc.;

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  "Davenport Assets" and the "Lafarge Target Business" refer to a cement plant and quarry in Davenport, Iowa (the "Davenport Plant") and seven cement distribution terminals along the Mississippi River;

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  "LeGrand" refers to LeGrand Johnson Construction Co.;

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  "Pelican" refers to Pelican Asphalt Company LLC;

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  "Boxley" refers to Boxley Materials Company;

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  "Sierra" refers to Sierra Ready Mix, LLC;

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  "Oldcastle Assets" refers to the seven aggregates quarries located in central and northwest Missouri acquired from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle, Inc.;

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  Weldon" refers to the Weldon Real Estate, LLC;

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  "Rustin" refers H.C. Rustin Corporation;

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  "RD Johnson" refers to R.D. Johnson Excavating Company, LLC and Asphalt Sales of Lawrence, LLC;

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  "Angelle Assets" refers to the acquisition and lease of real property and cement terminal equipment located in Port Allen and LaPlace, LA.;

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  "Blackstone" refers to investment funds associated with or designated by The Blackstone Group L.P. and its affiliates;

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  "Silverhawk" refers to certain investment funds affiliated with Silverhawk Summit, L.P.;

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  "Sponsors" refers to Blackstone and Silverhawk;

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  "EBITDA" refers to net income (loss) before interest expense, income tax expense (benefit), depreciation, depletion and amortization expense;

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  the "board" and the "directors" refer to the board and the directors of Summit Inc. following its initial public offering ("IPO") and to the board and the directors of the general partner of Summit Holdings prior to Summit Inc.'s IPO;

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  "executive officers," "named executive officers" and "NEOs" refer to Summit Inc.'s executives following the IPO and to Summit LLC's executives prior to the IPO (such executives who serve in substantially the same capacities for both entities and all of whom are compensated for services performed for both entities); and

  •
  "we," "us" and "our" in context of the compensation programs and decisions refer to the compensation programs and decisions that apply to both Summit Inc. and Summit LLC.

        Defined terms above that relate to our completed acquisitions are in chronological order. See "Business—Acquisition History" for a table of acquisitions we have completed since August 2009.

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 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before participating in the exchange offer.

 Our Company

        We are one of the fastest growing construction materials companies in the United States, with an 82% increase in revenue between the year ended December 31, 2011 and the year ended January 2, 2016, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Utah, Missouri and Kentucky, and cement, which we supply primarily in Missouri, Iowa and along the Mississippi River. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mix concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

        Since our first acquisition more than seven years ago, we have rapidly become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 15 cement producer and a major producer of ready-mix concrete and asphalt paving mix. Our revenue in 2015 and the six months ended July 2, 2016 was $1.4 billion and $0.7 billion, respectively, with net income (loss) for the same periods of $2.4 million and $(20.5) million, respectively. Our proven and probable aggregates reserves were 2.7 billion tons as of July 2, 2016. In the twelve months ended July 2, 2016, we sold 34.1 million tons of aggregates, 2.2 million tons of cement, 3.6 million cubic yards of ready-mix concrete and 4.3 million tons of asphalt paving mix across our more than 300 sites and plants.

        Our rapid growth achieved over the last seven years has been due in large part to our acquisitions, which we funded with equity and debt financing. During this period, we witnessed a cyclical decline followed by a slow recovery in the private construction market and nominal growth in public infrastructure spending. However, the private construction market is growing in our industry and end markets. We believe we are well positioned to capitalize on this anticipated recovery to grow our business and reduce our leverage over time. As of July 2, 2016, our total indebtedness was approximately $1,557.5 million, without giving effect to original issue discount.

        The private construction market includes residential and nonresidential new construction and the repair and remodel market. According to the Portland Cement Association ("PCA"), the number of total housing starts in the United States, a leading indicator for our residential business, is expected to grow 29% from 2017 to 2021. In addition, the PCA projects that spending in private nonresidential construction will grow 13% over the same period. The private construction market represented 59% of our revenue for the year ended January 2, 2016 and 64% for the six months ended July 2, 2016.

        Public infrastructure, which includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects, has been a relatively stable portion of government budgets providing consistent demand to our industry and is projected by the PCA to grow approximately 10% from 2017 to 2021. With the nation's infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase. Despite this projected growth, we do not believe it will be consistent across the United States, but will instead be concentrated in certain regions. The public infrastructure market represented 41% of our revenue in for the year ended January 2, 2016 and 36% for the six months ended July 2, 2016.

        In addition to the anticipated growth in our end markets, we expect higher volume and pricing in our core product categories. The PCA estimates that cement consumption will increase approximately 19% from 2017 to 2021, reflecting rising demand in the major end markets. At the same time, we believe that cement pricing will be driven higher by tightening production capacity in the United States, where the PCA projects consumption will exceed domestic cement capacity by 2017 driven by both increasing demand and by capacity constraints arising from the U.S. Environmental Protection Agency's ("EPA") National Emission Standards for Hazardous Air Pollutants ("NESHAP") regulation for Portland Cement Plants ("PC-MACT"), with which compliance was required in September 2015, notwithstanding certain extensions granted to individual cement plants to September 2016.

        Historically, we have sought to supplement organic growth with acquisitions, by strategically targeting attractive, new markets or expanding in existing markets. We consider population trends, employment rates, competitive landscape, private construction outlook, public funding and various other factors prior to entering a new market. In addition to analyzing macroeconomic data, we seek to establish, and believe that we have, a top three position in our local markets, which we believe supports sustainable organic growth and attractive returns. This positioning provides local economies of scale and synergies, which benefit our pricing, costs and profitability.

        Our acquisition strategy, to date, has helped us to achieve scale and rapid growth, and we believe that significant opportunities remain for growth through acquisitions. We estimate that approximately 65% of the U.S. construction materials market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our past acquisitions and, we believe, will be a key driver of our future growth. We believe the value proposition we offer to potential sellers has made us a buyer of choice and has enabled us to largely avoid competitive auctions and instead negotiate directly with sellers at attractive valuations.

Our Business Segments

        We operate in 24 U.S. states and in British Columbia, Canada and have assets in 20 U.S. states and in British Columbia, Canada through our platforms that make up our operating segments: West; East; and Cement. The platform businesses in the West and East segments have their own management teams that report to a segment president. The segment president is responsible for overseeing the operating platform, developing growth opportunities, implementing best practices and integrating acquired businesses. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

        West Segment.    Our West segment includes operations in Texas, the Mountain states of Utah, Colorado, Idaho, Wyoming and Nevada and in British Columbia, Canada. We supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services in the West segment. As of July 2, 2016, the West segment controlled approximately 0.8 billion tons of proven and probable aggregates reserves and $456.0 million of net property, plant and equipment and inventories ("hard assets"). During the year ended January 2, 2016, approximately 56% of our revenue and 47% of our Adjusted EBITDA, excluding corporate charges, were generated in the West segment.

        East Segment.    Our East segment serves markets extending across the midwestern and eastern United States, most notably in Kansas, Missouri, Kentucky, Virginia, North Carolina, South Carolina, Nebraska and Iowa where we supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services. As of July 2, 2016, the East segment controlled approximately 1.4 billion tons of proven and probable aggregates reserves and $527.6 million of hard assets. During the year ended

January 2, 2016, approximately 30% of our revenue and 29% of our Adjusted EBITDA, excluding corporate charges, were generated in the East segment.

        Cement Segment.    Our Cement segment consists of our Hannibal, Missouri and Davenport, Iowa cement plants and ten distribution terminals along the Mississippi River from Minnesota to Louisiana. The Hannibal, Missouri plant was commissioned in 2008 and is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located 100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid and liquid waste fuel processing facility, which can reduce the plant's fuel costs by up to 50% and is one of only 12 facilities in the United States with such capabilities. In July 2015, we acquired the cement plant in Davenport, Iowa and seven distribution terminals along the Mississippi River. The Davenport cement plant primarily serves markets in Iowa, Minnesota and Wisconsin and along the Mississippi River. Our production capacity approximately doubled with the acquisition of the Davenport Assets. As of July 2, 2016, the Cement segment controlled approximately 0.5 billion tons of proven and probable aggregates reserves, which serve its cement business, and $621.4 million of hard assets. During the year ended January 2, 2016, approximately 14% of our revenue and approximately 24% of our Adjusted EBITDA, excluding corporate charges, were generated in the Cement segment.

Summary Regional Data (as of July 2, 2016)	West	East	Cement	Total
Aggregates Details:
Tonnage of Reserves (thousands of tons):
Hard Rock	324,982	1,242,596	514,159	2,081,737
Sand and Gravel	503,589	112,426	—	616,015

Total Tonnage of Reserves (thousands of tons)	828,571	1,355,022	514,159	2,697,752
Annual Production Capacity (thousands of tons)	25,893	13,029	1,856	40,778
Average Years Until Depletion(1)	32	104	277	66
Ownership Details:
Owned	29%	59%	100%	58%
Leased	71%	41%	—%	42%
Aggregate Producing Sites	59	105	3	167
Ready-Mix Plants	46	27	—	73
Asphalt Plants	22	23	—	45

Primary States and Province:	Texas	Kansas	Missouri
	Utah	Missouri	Iowa
	Colorado	Kentucky	Minnesota
	British Columbia	Virginia	Wisconsin
	Nevada	South Carolina	Louisiana
	Idaho	North Carolina	Tennessee
	Wyoming	Nebraska
	Oklahoma	Tennessee
Arkansas

Primary Markets:	Houston, TX	Wichita, KS	St. Louis, MO
	Austin, TX	Lawrence, KS	Davenport, IA
	San Antonio, TX	Topeka, KS	Minneapolis/St. Paul, MN
	Midland, TX	Kansas City, KS	Lacrosse, WI
	Dallas, TX	Manhattan, KS	New Orleans, LA
	Amarillo, TX	Louisville, KY	Memphis, TN
	Longview, TX	Lexington, KY	Iowa City, IA
	Texarkana, TX	Bowling Green, KY	Des Moines, IA
	Denison, TX	Elizabethtown, KY	Baton Rouge, LA
	Odessa, TX	Charlotte, NC
	Grand Junction, CO	Wilmington, NC
	Salt Lake City, UT	Fayetteville, NC
	Las Vegas, NV	Greenville, SC
	British Columbia, Canada	Oklahoma City, OK
Roanoke, VA
Lynchburg, VA

Products Produced:	Aggregates	Aggregates	Cement
	Ready-mix concrete	Ready-mix concrete
	Asphalt	Asphalt

Revenue by End Market for Year ended January 2, 2016:
Residential and Nonresidential	67%	37%	75%	59%
Public	33%	63%	25%	41%

(1)
Calculated based on total reserves divided by our average of 2014 and 2015 annual production.

 Our Competitive Strengths

        Leading market positions.    We believe each of our operating companies has a top three market share position in its local market area achieved through their respective, extensive operating histories, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 15 producer of cement and a major producer of ready-mix concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is highly local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and profitability for our business. We believe that our ability to prudently acquire, improve and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

        Operations positioned to benefit from attractive industry fundamentals.    We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. According to the April 2014 U.S. Geological Survey, aggregates pricing in the United States had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies.

        One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix have significant exposure to public road construction, which has demonstrated growth over the past 30 years, even during times of broader economic weakness. The majority of public road construction spending is funded at the state level through the states' respective departments of transportation. The five key states in which we operate (Texas, Kansas, Utah, Missouri and Kentucky) have funds with certain constitutional protections for revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, we believe our business' profitability is significantly more stable than most other building product subsectors.

        Vertically-integrated business model.    We generate revenue across a spectrum of related products and services. Approximately 80% of the aggregates used in our products and services are internally supplied. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes, optimize margin at each stage of production, foster more stable demand for aggregates through a captive demand outlet, create a competitive advantage through the efficiency gains, convenience and reliability provided to customers and enhance our acquisition strategy by allowing a greater range of target companies.

        Attractive diversity, scale and product portfolio.    We operate across 24 U.S. states and British Columbia, Canada in 40 metropolitan statistical areas. Between the year ended December 31, 2011 and the twelve months ended July 2, 2016, we grew our revenue by 96% and brought substantial additional scale and geographic diversity to our operations. A combination of increased scale and vertical integration enabled us to improve profitability with Adjusted EBITDA margins increasing 796 basis points from the year ended December 28, 2013 to the twelve months ended July 2, 2016. In the twelve months ended July 2, 2016, 29% of gross margin was derived from aggregates, 23% from the Cement segment, 35% from products and the remaining 13% from services. We have approximately 2.7 billion tons of proven and probable aggregates reserves serving our aggregates and cement business. We estimate that the useful life of our proven and probable reserves serving our aggregates and cement businesses are approximately 75 years and 270 years, respectively, based on the average production rates in 2015 and 2014.

        Our dry process cement plants in Hannibal, Missouri and Davenport, Iowa were commissioned in 2008 and 1981, respectively. These large capacity cement plants have technologically advanced manufacturing capabilities. According to PCA forecasts, consumption of cement in the United States is expected to exceed production capacity by 2019, creating opportunities for existing cement plants. Our plants are strategically located on the Mississippi River and, consequently, in 2015, approximately 58% and 26% of cement sold from the Hannibal and Davenport plants, respectively, was shipped by barge, which is generally more cost-effective than truck transport.

        Proven ability to incorporate new acquisitions and grow businesses.    We have acquired 46 businesses, successfully integrating the businesses into three segments through the implementation of operational improvements, industry-proven information technology systems, a comprehensive safety program and best in class management programs. A typical acquisition generally involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership directed by Tom Hill, our President and Chief Executive Officer, a 35-year industry veteran. These acquisitions have helped us achieve significant revenue growth, from $0.4 billion in 2010 to $1.4 billion in 2015.

        Experienced and proven leadership driving organic growth and acquisition strategy.    Our management team, led by Mr. Hill, has a proven track record of creating value. In addition to Mr. Hill, our management team, including corporate and segment operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of 173 acquisitions worth, in the aggregate, approximately $6.3 billion, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008.

Our Business Strategy

        Capitalize on expected recovery in the U.S. economy and construction markets.    The residential and nonresidential markets are showing positive growth signs in varying degrees across our markets. The PCA forecasts total housing starts to accelerate to 1.63 million in the United States by 2021. The American Institute of Architects' Consensus Construction Forecast projects nonresidential construction to grow 5.6% in 2017. We believe that we have sufficient exposure to the residential and nonresidential end markets to benefit from a potential recovery in all of our markets. Given the nation's aging infrastructure and considering longstanding historical spending trends, we expect U.S. infrastructure investment to grow over time. We believe we are well positioned to capitalize on any such increase in investment.

        Expand local positions in the most attractive markets through targeted capital investments and bolt-on acquisitions.    We plan to expand our business through organic growth and bolt-on acquisitions in each of our local markets. Our acquisition strategy involves acquiring platforms that serve as the foundation for continued incremental and complementary growth via locally situated bolt-on acquisitions to these platforms. We believe that increased local market scale will drive profitable growth. Our existing platform of operations is expected to enable us to grow significantly as we expand in our existing markets. In pursuing our growth strategy, we believe that our balance sheet and liquidity position will enable us to acquire most of the bolt-on acquisitions and platforms that we seek to purchase, but we may also pursue larger acquisition transactions that may require us to raise additional equity capital and/or debt. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions.

        Drive profitable growth through strategic acquisitions.    Our growth to a top-five U.S. construction materials company has been a result of the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which we achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through strategic acquisitions in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth.

        Enhance margins and free cash flow generation through implementation of operational improvements.    Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us that has driven Adjusted EBITDA margins up 796 basis points from the year ended December 28, 2013 to the twelve months ended July 2, 2016. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our segment presidents, supported by our central operations, risk management and information technology and finance team, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analysis that assesses repair and maintenance spending, the health of each piece of equipment and a utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

        Leverage vertically-integrated and strategically located operations for growth.    We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers is internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers and enabling us to capture additional value throughout the supply chain, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Our Industry

        The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mix concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials and services. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations.

        Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Utah, Missouri and Kentucky, which represented approximately 33%, 16%, 11%, 10% and 8%, respectively, of our total revenue in 2015) each have funds whose revenue sources have certain constitutional protections and may only be spent on transportation projects.

        Aggregates.    Aggregates are key material components used in the production of cement, ready-mix concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock.

        Aggregates represent an attractive market with high profit margins, high barriers to entry and increasing resource scarcity, which, as compared to construction services, leads to relatively stable profitability through economic cycles. Production is moderately capital intensive and access to well-placed reserves is important given high transport costs and environmental permitting restrictions. Markets are typically local due to high transport costs and are generally fragmented, with numerous participants operating in localized markets. The top six players control approximately 40% of the national market. According to the August 2016 U.S. Geological Survey, the U.S. market for these products was estimated at approximately 2.5 billion tons in 2015, at a total market value of $22.1 billion. Relative to other construction materials, such as cement, aggregates consumption is more heavily weighted towards public infrastructure and maintenance and repair. However, the mix of end uses can vary widely by geographic location, based on the nature of construction activity in each market. Typically, three to six competitors comprise the majority market share of each local market because of the constraints around the availability of natural resources and transportation. Vertically-integrated players can have a competitive advantage by leveraging their aggregates for downstream operations, such as ready-mix concrete, asphalt paving mix and paving and related services.

        Cement.    Portland cement, an industry term for the common cement in general use around the world, is the basic ingredient of concrete and is made from a combination of limestone, shale, clay, silica and iron ore. Together with water, cement creates the paste that binds the aggregates together when making concrete. Cement is an input for ready-mix concrete and concrete products and commands significantly higher prices relative to aggregates, reflecting the more intensive capital investment required. Cement production in the United States is distributed among 107 production facilities located across 36 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate the cost of purchasing or building a new plant in the United States to be approximately $400 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $400 per ton, a 1.0 million ton facility would cost approximately $400.0 million. Establishing a distribution network, such as the seven terminals included in the Davenport Assets, adds significant cost to a cement plant investment.

        Ready-mix concrete.    Ready-mix concrete is one of the most versatile and widely used materials in construction today. It is created through the combination of coarse and fine aggregates, which make up approximately 60 to 75% of the mix by volume, with water, various chemical admixtures and cement making up the remainder. Given the high weight-to-value ratio, delivery of ready-mix concrete is typically limited to a one-hour haul from a production plant and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mix concrete market is highly localized, with an estimated 5,500 ready-mix concrete plants in the United States, according to the National Ready Mixed Concrete Association (the "NRMCA"). We participate selectively in ready-mix concrete markets where we provide our own aggregates for production, which we believe provides us a competitive advantage.

        Asphalt paving mix.    Asphalt paving mix is the most common roadway material used today, covering 94% of the more than 2.7 million miles of paved roadways in the United States, according to the National Asphalt Pavement Association ("NAPA"). Major inputs include aggregates and liquid asphalt (the refined residue from the distillation process of crude oils by refineries). Given the significant aggregates component in asphalt paving mix (up to 95% by weight), local aggregates producers often participate in the asphalt paving mix business to secure captive demand for aggregates. Asphalt and paving is highly fragmented in the United States, with end markets skewed towards new road construction and maintenance and repair of roads. Barriers to entry include permit requirements, access to aggregates (where possible, asphalt plants are typically located at quarries) and access to liquid asphalt.

 Corporate Structure

        The following chart summarizes our organizational structure, equity ownership and our principal indebtedness as of September 27, 2016. This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities.

Sponsors, Other Investors and Management
Summit Materials, Inc.
(Delaware Corp.)
General Partner
100% of voting power in Summit Materials Holdings L.P.
75.5% of outstanding LP Units
Limited Partners
No voting rights in Summit Materials Holdings L.P. (2)
24.5% of outstanding LP Units
Summit Materials Holdings L.P.
(Delaware L.P.)
100%
Summit Materials Holdings, LLC
(Delaware L.L.C.)
100%
Summit Materials Intermediate Holdings, LLC (3)
(Delaware L.L.C.)
100%
$250.0 million 2022 Notes
$650.0 million 2023 Notes
$235.0 million revolving credit facility
$650.0 million term loan facility
Summit Materials, LLC (1)
(Delaware L.L.C.)
100%
Guarantor Subsidiaries (1)
100%
100%
$250.0 million 2022 Notes
$650.0 million 2023 Notes
Summit Materials Finance Corp.
(Delaware Corp.) (1)(4)
Non-Guarantor Subsidiaries

(1)
SEC registrant with respect to the registration statement of which this prospectus forms a part.

(2)
As of September 27, 2016, entities affiliated with Blackstone and certain members of management or their family trusts that directly hold LP Units held all of the issued shares of Class B Common Stock of Summit Inc. The Class B Common Stock provides holders of LP Units with a number of votes equal to the number of LP Units held. For additional details, see "Security Ownership of Certain Beneficial Owners and Management."

(3)
Guarantor under the senior secured credit facilities, but not the Senior Notes.

(4)
Summit LLC and Finance Corp. are the issuers of the Senior Notes and Summit LLC is the borrower under our senior secured credit facilities. Finance Corp. is an indirect wholly-owned subsidiary of Summit LLC and was formed solely for the purpose of serving as co-issuer of certain indebtedness, including the Senior Notes. Finance Corp. does not and will not have operations of any kind and does not and will not have revenue or assets other than as may be incidental to its activities as a co-issuer of the Senior Notes.

Corporate Information

        Summit LLC was formed under the laws of the State of Delaware in September 2008. Finance Corp. was incorporated under the laws of the State of Delaware in December 2011. Our principal executive office is located at 1550 Wynkoop Street, 3rd Floor, Denver, Colorado 80202. Our telephone number is (303) 893-0012.

 The Exchange Offer

        The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus for a more detailed description of the notes.

General	On March 8, 2016, the Issuers issued an aggregate of $250.0 million principal amount of 8.500% Senior Notes due 2022 in a private offering. In connection with the private offering of the outstanding notes, the Issuers and the guarantors entered into a registration rights agreement with the initial purchasers in which they agreed, among other things, to deliver this prospectus to you and to complete the exchange offer within 270 days after the date of issuance and sale of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for the exchange notes which are identical in all material respects to the outstanding notes except:
• the exchange notes have been registered under the Securities Act;
• the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and
• the additional interest provisions of the registration rights agreement are no longer applicable.
The Exchange Offer

The Issuers are offering to exchange up to $250.0 million aggregate principal amount of 8.500% Senior Notes due 2022, which have been registered under the Securities Act, for a like amount of outstanding notes.

You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.
Resale

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, the Issuers believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the exchange notes in the ordinary course of your business; and
• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Any holder of outstanding notes who:
• is our affiliate;
• does not acquire exchange notes in the ordinary course of its business; or

•

tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Inc. (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on November 4, 2016, which is the 21st business day after the date of this prospectus, unless extended by the Issuers. The Issuers do not currently intend to extend the expiration date.

Withdrawal

You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. The Issuers will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the Exchange Notes and the Outstanding Notes

The exchange notes will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding notes. The interest will be payable semi-annually on April 15 and October 15. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which the Issuers may waive. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

•

If you hold outstanding notes through The Depository Trust Company ("DTC") and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;
• you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC's Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer—Guaranteed Delivery Procedures."

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of, all validly tendered outstanding notes pursuant to the terms of the exchange offer, the Issuers and the guarantors will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to and bear all the rights and limitations applicable to the outstanding notes as set forth in the indenture; however, as a result of the making of, and upon acceptance for exchange of, all validly tendered outstanding notes pursuant to the terms of the exchange offer, the Issuers will not have any further obligation to you to provide for the exchange and registration of the outstanding notes under the registration rights agreement. To the extent that the outstanding notes are tendered and accepted in the exchange offer, the trading market for the remaining outstanding notes that are not so tendered and exchanged could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, the Issuers do not currently anticipate that they will register the outstanding notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."

Fungibility	The exchange notes will be treated as fungible with the existing notes for United States federal income tax purposes.
Use of Proceeds	The Issuers will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See "Use of Proceeds."
Exchange Agent

Wilmington Trust, National Association is the exchange agent for the exchange offer. The addresses and telephone numbers of the exchange agent are set forth in the section captioned "The Exchange Offer—Exchange Agent" of this prospectus.

Summary Historical Consolidated Financial and Other Data

        The following table sets forth, for the periods and as of the dates indicated, our summary historical consolidated financial and other data. The summary historical consolidated financial information as of July 2, 2016 and for the six months ended July 2, 2016 and June 27, 2015 was derived from the unaudited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information as of January 2, 2016 and December 27, 2014 and for each of the three years ended January 2, 2016 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated balance sheet data at December 28, 2013 from our audited consolidated balance sheet as of December 28, 2013, which is not included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any historical or interim period are not necessarily indicative of the results that may be expected for the full year or any future period.

        You should read the following information together with the more detailed information contained in "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

(in thousands)	Six Months Ended July 2, 2016	Six Months Ended June 27, 2015	Year Ended January 2, 2016	Year Ended December 27, 2014	Year Ended December 28, 2013
Statement of Operations Data:
Total revenue	$673,653	$558,930	$1,432,297	$1,204,231	$916,201
Total cost of revenue (excluding items shown separately below)	462,088	407,439	990,645	887,160	677,052
General and administrative expenses	121,014	106,945	177,769	150,732	142,000
Goodwill impairment	—	—	—	—	68,202
Depreciation, depletion, amortization and accretion	69,768	53,512	119,723	87,826	72,934
Transaction costs	3,606	7,740	9,519	8,554	3,990

Operating income (loss)	17,177	(16,706)	134,641	69,959	(47,977)
Other expense (income), net	217	493	(2,425)	(3,447)	(1,737)
Loss on debt financings	—	31,672	71,631	—	3,115
Interest expense	46,649	41,213	83,757	86,742	56,443

Loss from continuing operations before taxes	(29,689)	(90,084)	(18,322)	(13,336)	(105,798)
Income tax benefit	(9,205)	(9,813)	(18,263)	(6,983)	(2,647)

Loss from continuing operations	$(20,484)	$(79,513)	$(59)	$(6,353)	$(103,151)

Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$(26,500)	$(80,224)	$98,203	$79,238	$66,412
Investing activities	(377,391)	(52,593)	(584,347)	(461,280)	(111,515)
Financing activities	226,156	132,032	659,320	380,489	32,589
Balance Sheet Data (as of period end):
Cash and cash equivalents	$8,151		$185,388	$13,215	$14,917
Total assets	2,701,478		2,395,162	1,712,653	1,234,414
Long-term debt, including current portion	1,543,500		1,296,750	1,040,670	695,890
Capital leases	41,439		44,822	31,210	8,026
Total member's interest	786,419		778,292	286,983	283,551
Other Financial Data (as of period end):
Total hard assets	$1,613,933		$1,399,088	$1,062,154	$928,210
Ratio of earnings to fixed charges(1)	0.4x	N/A	0.8x	0.8x	N/A

(1)
The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals). For the six months ended July 2, 2016 and June 27, 2015 and the years ended January 2, 2016, December 27, 2014 and December 28, 2013, our earnings were insufficient to cover fixed charges by $29.2 million, $89.2 million, $20.0 million, $14.0 million and $107.5 million, respectively.

 The Exchange Notes

        The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same indenture under which the outstanding notes were issued. The following summary is not intended to be a complete description of the terms of the exchange notes. For a more detailed description of the exchange notes, see "Description of the Notes" in this prospectus.

Issuers	Summit Materials, LLC and Summit Materials Finance Corp.
Notes Offered	Up to $250.0 million aggregate principal amount of 8.500% Senior Notes due 2022.
Maturity Date	April 15, 2022, unless earlier redeemed or repurchased.
Interest	The exchange notes will accrue interest at a rate of 8.500% per annum, payable on April 15 and October 15 of each year.
Guarantees

The exchange notes will be fully and unconditionally guaranteed on a joint and several senior unsecured basis by all of our existing and future wholly-owned domestic restricted subsidiaries that guarantee indebtedness under our senior secured credit facilities and the existing notes. These guarantees are subject to release under specified circumstances. See "Description of the Notes—Guarantees." The guarantee of each guarantor will be an unsecured senior obligation of that guarantor and will rank:

• equal in right of payment with all existing and future senior indebtedness of that guarantor;
• senior in right of payment with all existing and future subordinated indebtedness of that guarantor;

•

effectively subordinated to all existing and future secured obligations of that guarantor, including any such guarantor's guarantee of indebtedness under our senior secured credit facilities, to the extent of the value of the assets securing such indebtedness; and

• structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries, including any foreign subsidiaries.
See "Description of the Notes—Guarantees."
Ranking	The exchange notes are our senior unsecured obligations and will:
• rank equally in right of payment with all of our existing and future senior obligations (including the existing notes);
• rank senior in right of payment to all of our existing and future subordinated obligations;

•

be effectively subordinated to all of our existing and future secured obligations, including borrowings under our senior secured credit facilities, to the extent of the value of the assets securing such obligations; and

• be structurally subordinated to all of our existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, including any foreign subsidiaries.
As of July 2, 2016, we had outstanding:
• $657.5 million of indebtedness under our senior secured credit facilities;
• $650.0 million aggregate principal amount of 2023 notes;
• $250.0 million aggregate principal amount of existing notes; and
• $41.4 million in capital leases and other obligations.
Optional Redemption

We may redeem some or all of the exchange notes at any time prior to April 15, 2019 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date and the "applicable premium" described under the caption "Description of the Notes—Optional Redemption." We may redeem some or all of the exchange notes at any time on or after April 15, 2019 at the redemption prices and as described under the caption "Description of the Notes—Optional Redemption."

Change of Control and Asset Sale Offers

Upon the occurrence of a change of control or upon the sale of certain of our assets in which we do not apply the proceeds as required, the holders of the exchange notes will have the right to require us to make an offer to repurchase each holder's notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control," and "Description of the Notes—Repurchase at the Option of Holders—Asset Sales."

Certain Covenants

The exchange notes will be governed by the same indenture under which the existing notes and the outstanding notes were issued. The indenture governing the exchange notes contains covenants that, among other things, limit the ability of the Issuers and their restricted subsidiaries to:

• incur additional indebtedness or issue certain preferred shares;
• pay dividends, redeem our membership interests or make other distributions;
• make certain investments;
• create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make other intercompany transfers;

• create liens;
• sell or transfer certain assets;
• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
• enter into certain transactions with our affiliates; and
• designate subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important limitations, exceptions and qualifications. See "Description of the Notes—Certain Covenants."
Use of Proceeds	We will not receive any proceeds from the exchange offer. See "Use of Proceeds."
No Prior Market

The exchange notes will generally be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any such market that may develop.

Governing Law	The exchange notes will be governed by the laws of the State of New York.

Risk Factors

        You should carefully consider all the information in the prospectus prior to exchanging your outstanding notes. In particular, we urge you to carefully consider the factors set forth under the caption "Risk Factors" beginning on page 21 of this prospectus before participating in the exchange offer.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before participating in the exchange offer. The risks and uncertainties described below are not the only risks facing us and your investment in the exchange notes. Additional risks and uncertainties that we are unaware of, or those we currently deem less significant, also may become important factors that affect us. The following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. The value of the exchange notes could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

        If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary—The Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

        The tender of outstanding notes under the exchange offer will reduce the remaining principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes not exchanged in the exchange offer due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market may not develop for the exchange notes.

        The exchange notes are a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated quotation system. The initial purchasers have advised us that they intend to make a market in the exchange notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange notes will depend on a number of factors, including:

  •
  the number of holders of exchange notes;

  •
  our operating performance and financial condition;

  •
  the market for similar securities;

  •
  the interest of securities dealers in making a market for the exchange notes;

  •
  the conditions of the financial markets; and

  •
  prevailing interest rates.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may face similar disruptions that may adversely affect the prices at which you may sell your exchange notes. Therefore, you may not be able to sell your exchange notes at a particular time and the price that you receive when you sell may not be favorable.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

        Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (available May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1993), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and pay our debts, including our obligations under the exchange notes, and could divert our cash flow from operations to debt payments.

        We are highly leveraged. As of July 2, 2016, (i) our total debt was approximately $1,557.5 million, (ii) the outstanding notes and related guarantees ranked equally with $650.0 million of 2023 notes outstanding, (iii) the notes offered hereby and related guarantees ranked effectively subordinated to approximately $657.5 million of senior secured indebtedness under our senior secured credit facilities to the extent of the value of the collateral securing such facilities and (iv) we had an additional $195.4 million of unutilized capacity under our senior secured revolving credit facility (after giving effect to approximately $25.6 million of letters of credit outstanding).

        Our high degree of leverage could have important consequences for you, including:

  •
  making it more difficult for us to make payments on the exchange notes;

  •
  increasing our vulnerability to general economic and industry conditions;

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

  •
  subject us to the risk of increased interest rates as a portion of our borrowings under our senior secured credit facilities are exposed to variable rates of interest;

  •
  restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

  •
  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

  •
  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

        Borrowings under our senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We have and may in the future enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

        In addition, the indentures that govern the 2023 notes and the exchange notes and the amended and restated credit agreement governing our senior secured credit facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

The pro forma financial information in this prospectus may not be reflective of our operating results and financial condition following the transactions described therein.

        The pro forma financial information included in this prospectus is derived from our historical consolidated financial statements and from the historical financial statements related to the Davenport Assets. The preparation of this pro forma information is based on certain assumptions and estimates. This pro forma information may not necessarily reflect what our financial condition, results of operations and cash flows would have been had the transactions specified occurred during the periods presented or will be in the future.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could reduce our ability to satisfy our obligations under the exchange notes and further exacerbate the risks to our financial condition described above.

        We and our subsidiaries may be able to incur significant additional indebtedness in the future, and we may do so, among other reasons, to fund acquisitions as part of our growth strategy. Although the indentures governing the 2023 notes and the notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions. If we incur any additional indebtedness that ranks equally with the exchange notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. Such additional indebtedness may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. Our senior secured credit facilities include an uncommitted incremental facility that allows us the option to increase the amount available under the term loan facility and/or the senior secured revolving credit facility by (i) $225.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. Availability of such incremental facilities will be subject to, among other conditions, the absence of an event of default and the receipt of commitments by existing or additional financial institutions. All of those borrowings would be secured indebtedness and, therefore, effectively senior to the exchange notes and the guarantees of the exchange notes by the guarantors to the extent of the value of the assets securing such debt. See "Description of Certain Other Indebtedness" and "Description of the Notes."

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations and to fund planned capital expenditures and other corporate expenses depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which we may be subject. Many of these factors are beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." If our cash flows and capital resources are insufficient to fund our debt service obligations or our other needs, we may be forced to reduce or delay investments and capital expenditures, seek additional capital, restructure or refinance our indebtedness, including the exchange notes, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or fund planned capital expenditures. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The senior secured credit facilities and the indentures governing the 2023 notes and the notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. See "Description of Certain Other Indebtedness" and "Description of the Notes."

The exchange notes will not be secured by any of our assets and are effectively subordinated to our secured debt. The senior secured credit facilities are secured and, therefore, the related lenders will have a prior claim on substantially all of our assets.

        The exchange notes will not be secured by any of our assets. The senior secured credit facilities, however, are secured by (i) a perfected security interest in certain stock, other equity interests and promissory notes owned by us and (ii) a perfected security interest in all other tangible and intangible assets (including, without limitation, equipment, aggregate reserves, contract rights, securities, patents, trademarks, other intellectual property, cash and real estate) owned by us subject to certain limited exceptions. The lenders under the senior secured credit facilities are entitled to accelerate all obligations thereunder if we become insolvent or are liquidated, or if we otherwise default on any of our obligations and agreements under the senior secured credit facilities. In addition, the indentures governing the 2023 notes and the notes permit us and our subsidiaries to incur secured debt under specified circumstances. If we incur any additional secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by such secured creditors as well. If payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such debt. Accordingly, the lenders under the senior secured credit facilities and any future secured debt will have a prior claim on our assets in the event of our bankruptcy, liquidation, reorganization, dissolution or other winding up. In that event, because the exchange notes will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full. Any such exercise of the lenders' remedies under the senior secured credit facilities and any future secured debt could impede or preclude our ability to continue to operate as a going concern. Holders of the exchange notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

        If we incur any additional obligations that rank equally with the exchange notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed upon our bankruptcy, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the exchange notes then outstanding would remain unpaid.

        As of July 2, 2016, we had $1,557.5 million of total consolidated indebtedness, of which $657.5 million was secured. Under our senior secured credit facilities, we also had available to us an uncommitted incremental loan facility in an amount not to exceed (i) $225.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio. All of those borrowings could be secured, and as a result, would be effectively senior to the exchange notes and the guarantees of the exchange notes. We may incur additional secured indebtedness as permitted under our senior secured credit agreement and other existing instruments governing our indebtedness.

The indentures governing the 2023 notes and the exchange notes and the credit agreement governing our senior secured credit facilities restrict our ability to engage in some business and financial transactions.

        Indentures governing the 2023 notes and the exchange notes.    The indentures governing the 2023 notes and the exchange notes contain covenants that, among other things, limit the ability of our restricted subsidiaries to:

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  incur additional indebtedness or issue certain preferred shares;

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  pay dividends, redeem our membership interests or Summit Inc.'s stock or make other distributions;

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  make investments;

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  create liens;

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  transfer or sell assets;

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  merge or consolidate;

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  enter into certain transactions with our affiliates; and

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  designate subsidiaries as unrestricted subsidiaries.

        Senior secured credit facilities.    The amended and restated credit agreement governing our senior secured credit facilities contains a number of covenants that limit the ability of our restricted subsidiaries to:

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  incur additional indebtedness or guarantees;

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  create liens on assets;

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  change our fiscal year;

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  enter into sale and leaseback transactions;

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  engage in mergers or consolidations;

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  sell assets;

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  incur additional liens;

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  pay dividends or distributions and make other restricted payments;

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  make investments, loans or advances;

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  repay subordinated indebtedness;

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  make certain acquisitions;

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  engage in certain transactions with affiliates; and

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  change our lines of business.

        The senior secured credit facilities also require us to maintain a maximum first lien net leverage ratio.

        The amended and restated credit agreement governing our senior secured credit facilities also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor.

        Our failure to comply with obligations under the indentures governing the 2023 notes and the exchange notes and the amended and restated credit agreement governing our senior secured credit facilities may result in an event of default under the indentures or the amended and restated credit agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

The exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

        Payments on the exchange notes are only required to be made by the guarantors. The exchange notes will only be guaranteed by our domestic subsidiaries that guarantee our obligations under the senior secured credit facilities. Accordingly, holders of the exchange notes will be structurally subordinated to the claims of creditors of non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon liquidation or otherwise, to a guarantor of the exchange notes. The non-guarantor subsidiaries will be permitted to incur additional debt in the future under the indentures governing the 2023 notes and the notes.

A default on our obligations to pay our other indebtedness could result in the acceleration of such other indebtedness, and we could be forced into bankruptcy or liquidation and may not be able to make payments on the exchange notes.

        Any default under the agreements governing our indebtedness, including a default under the credit agreement governing our senior secured credit facilities that is not waived by the required lenders, and the remedies sought by the lenders could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, including covenants in the credit agreement governing our senior secured credit facilities, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the exchange notes, and the holders of the exchange notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any "adequate protection" under Title 11 of the United States Code (the "Bankruptcy Code"). Furthermore, if a bankruptcy case were to be commenced under the Bankruptcy Code, we could be subject to claims, with respect to any payments made within 90 days prior to commencement of such a case, that we were insolvent at the time any such payments were made and that all or a portion of such payments, which could include repayments of amounts due under the exchange notes, might be deemed to constitute a preference, under the Bankruptcy Code, and that such payments should be voided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that we were to become a debtor in, a bankruptcy case seeking reorganization or other relief under the Bankruptcy Code, a delay and/or substantial reduction in payments under the exchange notes may otherwise occur. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders and holders. If this occurs, we would be in default under the credit agreement governing our senior secured credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See "Description of Certain Other Indebtedness" and "Description of the Notes."

We may not be able to repurchase the exchange notes upon a change of control.

        Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest, unless such notes have been previously called for redemption. The source of funds for any such purchase of the exchange notes will be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control. Further, we will be contractually restricted under the terms of the amended and restated credit agreement governing our senior secured credit facilities from repurchasing all of the exchange notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the exchange notes unless we are able to refinance or obtain waivers under the amended and restated credit agreement governing our senior secured credit facilities. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the exchange notes and the notes and a cross-default under the indenture governing the 2023 notes and the amended and restated credit agreement governing our senior secured credit facilities. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control." The amended and restated credit agreement governing our senior secured credit facilities also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

        Courts interpreting change of control provisions under New York law (which is the governing law of the indentures governing the 2023 notes and the exchange notes) have not provided clear and consistent meanings of such change of control provisions which leads to subjective judicial interpretation. In addition, a court case in Delaware has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds. No assurances can be given that another court would enforce the change of control provisions in the indenture governing the exchange notes as written for the benefit of the holders, or as to how these change of control provisions would be affected were we to become a debtor in a bankruptcy case.

Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the exchange notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of any guarantees of the exchange notes, including the guarantee by the guarantors entered into upon issuance of the exchange notes and subsidiary guarantees (if any) that may be entered into thereafter under the terms of the indenture governing the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or guarantees could be voided as a fraudulent transfer or conveyance if (i) the Issuers or any of the guarantors, as applicable, issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (ii) the Issuers or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

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  the Issuers or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

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  the issuance of the exchange notes or the incurrence of the guarantees left the Issuers or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

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  the Issuers or any of the guarantors intended to, or believed that the Issuers or such guarantor would, incur debts beyond the Issuers' or such guarantor's ability to pay such debts as they mature; or

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  the Issuers or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against it or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        A court would likely find that we did not receive reasonably equivalent value or fair consideration for the exchange notes or such guarantee if we did not substantially benefit directly or indirectly from the issuance of the exchange notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether or not we were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        If a court were to find that the issuance of the exchange notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such guarantee or further subordinate the exchange notes or such guarantee to our presently existing and future indebtedness, or require the holders of the exchange notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes or such guarantee, as applicable. Sufficient funds to repay the exchange notes may not be available from other sources, including any remaining guarantor, if any. In addition, the court might direct you to repay any amounts that you already received from us. Further, the voidance of the exchange notes could result in an event of default with respect to the Issuers' and their subsidiaries' other debt that could result in acceleration of such debt.

        If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for the Issuers' benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor's other debt or take other action detrimental to the holders of the exchange notes.

        Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor's obligation to an amount that effectively makes its guarantee worthless. In a Florida bankruptcy case, this kind of provision was found to be ineffective to prohibit the guarantees.

        In addition, any payment by us pursuant to the exchange notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outsider party more than such creditors would have received in a distribution under the Bankruptcy Code.

        Finally, as a court of equity, the bankruptcy court may otherwise subordinate the claims in respect of the exchange notes to other claims against us under the principle of equitable subordination, if the court determines that: (i) the holder of the exchange notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the exchange notes; and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Many of the covenants in the indenture that will govern the exchange notes will not apply during any period in which the exchange notes are rated investment grade by both Moody's and Standard & Poor's.

        Many of the covenants in the indenture that will govern the exchange notes will not apply to us during any period in which the exchange notes are rated investment grade by both Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") provided at such time no default or event of default has occurred and is continuing. These covenants restrict among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. There can be no assurance that the exchange notes will ever be rated investment grade, or that if they are rated investment grade, that the exchange notes will maintain these ratings. However, suspension of these covenants would allow us to incur debt, pay dividends and make other distributions and engage in certain other transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture that will govern the exchange notes. See "Description of the Notes—Certain Covenants."

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to our company or the exchange notes, if any, could cause the liquidity or market value of the exchange notes to decline.

        The exchange notes have been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the exchange notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the exchange notes is subsequently lowered or withdrawn for any reason, you may lose some or all of the value of your investment.

Risks Related to Our Industry and Our Business

Industry Risks

Our business depends on activity within the construction industry and the strength of the local economies in which we operate.

        We sell most of our construction materials and products and provide all of our paving and related services to the construction industry, so our results are significantly affected by the strength of the construction industry. Demand for our products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers cannot obtain credit for construction projects. In addition, a slow pace of economic activity results in delays or cancellations of capital projects. Federal and state budget issues may hurt the funding available for infrastructure spending, particularly highway construction, which constitutes a significant portion of our business.

        Our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. In recent years, although some states, such as Texas, have increased their budgets for road construction, maintenance, rehabilitation and acquiring right of way for public roads, certain other states have reduced their construction spending due to budget shortfalls from lower tax revenue, as well as uncertainty in recent years relating to long-term federal highway funding, prior to the FAST Act, which was signed into law on December 4, 2015, the first law with long-term transportation funding in ten years. As a result, there has been a reduction in certain states' investment in infrastructure spending. If economic and construction activity diminishes in one or more areas, particularly in our top revenue-generating markets of Texas, Kansas, Utah, Missouri and Kentucky, our financial condition, results of operations and liquidity could be materially adversely affected.

Our business is cyclical and requires significant working capital to fund operations.

        Our business is cyclical and requires that we maintain significant working capital to fund our operations. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business and service our outstanding debt and other obligations, we may be required, among other things, to further reduce or delay planned capital or operating expenditures, sell assets or take other measures, including the restructuring of all or a portion of our debt, which may only be available, if at all, on unsatisfactory terms.

Weather can materially affect our business and we are subject to seasonality.

        Nearly all of the products we sell and the services we provide are used or performed outdoors. Therefore, seasonal changes and other weather-related conditions can adversely affect our business and operations through a decline in both the use and production of our products and demand for our services. Adverse weather conditions such as extended rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales or render our contracting operations less efficient. Major weather events such as hurricanes, tornadoes, tropical storms and heavy snows could adversely affect sales in the near term.

        Construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to the weather conditions. Our second quarter varies greatly with spring rains and wide temperature variations. A cool wet spring increases drying time on projects, which can delay sales in the second quarter, while a warm dry spring may enable earlier project startup.

Our industry is capital intensive and we have significant fixed and semi-fixed costs. Therefore, our earnings are sensitive to changes in volume.

        The property and machinery needed to produce our products can be very expensive. Therefore, we need to spend a substantial amount of capital to purchase and maintain the equipment necessary to operate our business. Although we believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt. In addition, given the level of fixed and semi-fixed costs within our business, particularly at our cement production facilities, decreases in volumes could have a material adverse effect on our financial condition, results of operations and liquidity.

Within our local markets, we operate in a highly competitive industry.

        The U.S. construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we compete against large private and public infrastructure companies, some of which are also vertically-integrated. Therefore, there is intense competition in a number of the markets in which we operate. This significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our financial condition, results of operations and liquidity.

Growth Risks

The success of our business depends, in part, on our ability to execute on our acquisition strategy, to successfully integrate acquisitions and to retain key employees of our acquired businesses.

        A significant portion of our historical growth has occurred through acquisitions, and we will likely enter into acquisitions in the future. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, possible acquisition transactions. We are presently engaged, and at any time in the future we may be engaged, in discussions or negotiations with respect to possible acquisitions, including larger transactions that would be significant to us. We regularly make, and we expect to continue to make, non-binding acquisition proposals, and we may enter into letters of intent, in each case allowing us to conduct due diligence on a confidential basis. We cannot predict the timing of any contemplated transactions. To successfully acquire a significant target, we may need to raise additional equity capital and/or indebtedness, which could increase our leverage level. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transactions or that they will be completed. Our growth has placed, and will continue to place, significant demands on our management and operational and financial resources. Acquisitions involve risks that the businesses acquired will not perform as expected and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

        Acquisitions may require integration of the acquired companies' sales and marketing, distribution, engineering, purchasing, finance and administrative organizations. We may not be able to integrate successfully any business we may acquire or have acquired into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following:

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  We may become liable for certain liabilities of any acquired business, whether or not known to us. These risks could include, among others, tax liabilities, product liabilities, environmental liabilities and liabilities for employment practices, and they could be significant.

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  Substantial attention from our senior management and the management of the acquired business may be required, which could decrease the time that they have to service and attract customers.

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  We may not effectively utilize new equipment that we acquire through acquisitions or otherwise at utilization and rental rates consistent with that of our existing equipment.

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  The complete integration of acquired companies depends, to a certain extent, on the full implementation of our financial systems and policies.

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  We may actively pursue a number of opportunities simultaneously and we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

        We cannot assure you that we will achieve synergies and cost savings in connection with acquisitions. In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were independently reviewed or audited. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We cannot assure you that there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate such acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. As a result of these changes, our financial condition, results of operations and liquidity could be materially adversely affected.

Our long-term success is dependent upon securing and permitting aggregate reserves in strategically located areas. The inability to secure and permit such reserves could negatively affect our earnings in the future.

        Aggregates are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be localized around our quarry sites and are served by truck. New quarry sites often take a number of years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing quarries or secure operating and environmental permits to open new quarries. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries, our financial condition, results of operations and liquidity could be materially adversely affected.

Economic Risks

Our business relies on private investment in infrastructure, and periods of economic stagnation or recession may adversely affect our earnings in the future.

        A significant portion of our sales are for projects with non-public owners. Construction spending is affected by developers' ability to finance projects. Residential and nonresidential construction could decline if companies and consumers are unable to finance construction projects or in periods of economic stagnation or recession, which could result in delays or cancellations of capital projects. If housing starts and nonresidential projects stagnate or decline, sale of our construction materials, downstream products and paving and related services may decline and our financial condition, results of operations and liquidity could be materially adversely affected.

A decline in public infrastructure construction and reductions in governmental funding could adversely affect our earnings in the future.

        A significant portion of our revenue is generated from publicly-funded construction projects. As a result, if publicly-funded construction decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

        In January 2011, the U.S. House of Representatives passed a new rules package that repealed a transportation law dating back to 1998, which protected annual funding levels from amendments that could reduce such funding. This rule change subjects funding for highways to yearly appropriation reviews. The change in the funding mechanism increases the uncertainty of many state departments of transportation regarding funds for highway projects. This uncertainty could result in states being reluctant to undertake large multi-year highway projects which could, in turn, negatively affect our sales. The FAST Act was signed into law on December 4, 2015 and authorizes $305 billion of funding between 2016 and 2020. It extends five years and provides funding for surface transportation infrastructure, including roads, bridges, transit systems and the rail transportation network.

        We cannot be assured of the existence, amount and timing of appropriations for spending on federal, state or local projects. Federal support for the cost of highway maintenance and construction is dependent on congressional action. In addition, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. In recent years, certain states have experienced state-level funding pressures caused by lower tax revenues and an inability to finance approved projects. Delays or cancellations of state infrastructure spending could have a material adverse effect on our financial condition, results of operations and liquidity.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

        We are subject to a variety of federal, state, provincial and local laws and regulations relating to, among other things: (i) the release or discharge of materials into the environment; (ii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of hazardous materials, including the management of hazardous waste used as a fuel substitute in our cement kiln in Hannibal, Missouri; (iii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of non-hazardous solid waste used as a fuel substitute in our cement kiln in Davenport, Iowa; and (iv) the protection of public and employee health and safety and the environment. These laws and regulations impose strict liability in some cases without regard to negligence or fault and expose us to liability for the environmental condition of our currently or formerly owned, leased or operated facilities or third-party waste disposal sites, and may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. In particular, we may incur remediation costs and other related expenses because our facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices or because certain of our processes are regulated. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended, including for purposes of mining.

        Despite our compliance efforts, there is an inherent risk of liability in the operation of our business, especially from an environmental standpoint, or from time to time, we may be in noncompliance with environmental, health and safety laws and regulations. These potential liabilities or noncompliances could have a material adverse effect on our operations and profitability. In many instances, we must have government approvals, certificates, permits or licenses in order to conduct our business, which often require us to make significant capital, operating and maintenance expenditures to comply with environmental, health and safety laws and regulations. Our failure to obtain and maintain required approvals, certificates, permits or licenses or to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. Governmental requirements that affect our operations also include those relating to air and water quality, waste management, asset reclamation, the operation and closure of municipal waste and construction and demolition debris landfills, remediation of contaminated sites and worker health and safety. These requirements are complex and subject to frequent change. Stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations. In addition, we have recorded liabilities in connection with our reclamation and landfill closure obligations, but there can be no assurances that the costs of our obligations will not exceed our accruals. The cost of complying with such laws could have a material adverse effect on our financial condition, results of operations and liquidity.

Financial Risks

Difficult and volatile conditions in the credit markets could affect our financial condition, results of operations and liquidity.

        Demand for our products is primarily dependent on the overall health of the economy, and federal, state and local public infrastructure funding levels. A stagnant or declining economy tends to produce less tax revenue for public infrastructure agencies, thereby decreasing a source of funds available for spending on public infrastructure improvements, which constitute a significant part of our business.

        There is a likelihood that we will not be able to collect on certain of our accounts receivable from our customers. Although we are protected in part by payment bonds posted by some of our customers, delays and defaults could have a material adverse effect on our financial condition, results of operations and liquidity.

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

        Even though the majority of our government contracts contain raw material escalators to protect us from certain price increases, a portion or all of the contracts are often on a fixed cost basis. Pricing on a contract with a fixed unit price is based on approved quantities irrespective of our actual costs and contracts with a fixed total price require that the total amount of work be performed for a single price irrespective of our actual costs. We realize profit on our contracts only if our revenue exceeds actual costs, which requires that we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inadequate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

  •
  failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;

  •
  delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;

  •
  contract or project modifications creating unanticipated costs not covered by change orders;

  •
  changes in availability, proximity and costs of materials, including liquid asphalt, cement, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment;

  •
  to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing diesel, liquid asphalt and cement;

  •
  availability and skill level of workers;

  •
  failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;

  •
  fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;

  •
  mechanical problems with our machinery or equipment;

  •
  citations issued by any governmental authority, including the Occupational Safety and Health Administration ("OSHA") and Mine Safety and Health Administration ("MSHA");

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  changes in applicable laws and regulations;

  •
  uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and

  •
  public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively, that result in us facing increased risks.

        These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations and liquidity.

We could incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

        We provide our customers with products designed to meet building code or other regulatory requirements and contractual specifications for measurements such as durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured, non-indemnified or product-related claim is resolved against us in the future, that resolution could have a material adverse effect on our financial condition, results of operations and liquidity.

The cancellation of a significant number of contracts or our disqualification from bidding for new contracts could have a material adverse effect on our financial condition, results of operations and liquidity.

        We could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. In addition, contracts with governmental entities can usually be canceled at any time by them with payment only for the work completed. A cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenue and cause our equipment to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

        Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect our business.

        We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and medical benefit claims.

Although we believe we have minimized our exposure on individual claims, for the benefit of costs savings we have accepted the risk of multiple independent material claims arising. We estimate the projected losses and liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Any such matters could have a material adverse effect on our financial condition, results of operations and liquidity.

Other Risks

Our success is dependent on our Chief Executive Officer and other key personnel.

        Our success depends on the continuing services of our Chief Executive Officer, Tom Hill, and other key personnel. We believe that Mr. Hill possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate. Our senior management team was assembled under the leadership of Mr. Hill. Not all of our senior management team resides near or works at our headquarters. The geographic distance of the members of our senior management team may impede the team's ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

        Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management could require certain of our remaining senior officers to divert immediate attention, which could be substantial or require costly external resources in the short term. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could have a material adverse effect on our results of operations, financial condition and liquidity.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuation, which could have a material adverse effect on our financial condition, results of operations and liquidity.

        In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

Climate change and climate change legislation or regulations may adversely affect our business.

        A number of governmental bodies have finalized or proposed or are contemplating legislative and regulatory changes in response to the potential effects of climate change, and international negotiations are continuing with respect to a successor treaty to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which negotiations could lead to additional legislative and regulatory changes in the United States and Canada if either country becomes signatory to such successor treaty. Such legislation or regulation has and potentially could include provisions for a "cap and trade" system of allowances and credits, among other provisions. The EPA promulgated a mandatory reporting rule covering greenhouse gas ("GHG") emissions from sources considered to be large emitters. The EPA has also promulgated a GHG emissions permitting rule, referred to as the "Tailoring Rule" which sets forth criteria for determining which facilities are required to obtain permits for GHG emissions pursuant to the U.S. Clean Air Act's Prevention of Significant Deterioration ("PSD") and Title V operating permit programs. The U.S. Supreme Court ruled in June 2014 that the EPA exceeded its statutory authority in issuing the Tailoring Rule but upheld the Best Available Control Technology ("BACT") requirements for GHGs emitted by sources already subject to PSD requirements for other pollutants. Our cement plants and one of our landfills hold Title V Permits. If future modifications to our facilities require PSD review for other pollutants, GHG BACT requirements may also be triggered, which could require significant additional costs.

        Other potential effects of climate change include physical effects such as disruption in production and product distribution as a result of major storm events and shifts in regional weather patterns and intensities. There is also a potential for climate change legislation and regulation to adversely affect the cost of purchased energy and electricity.

        The effects of climate change on our operations are highly uncertain and difficult to estimate. However, because a chemical reaction inherent to the manufacture of Portland cement releases carbon dioxide, a GHG, cement kiln operations may be disproportionately affected by future regulation of GHGs. Climate change and legislation and regulation concerning GHGs could have a material adverse effect on our financial condition, results of operations and liquidity.

Unexpected operational difficulties at our facilities could disrupt operations, raise costs, and reduce revenue and earnings in the affected locations.

        The reliability and efficiency of certain of our facilities is dependent upon vital pieces of equipment, such as our cement manufacturing kilns in Hannibal, Missouri and Davenport, Iowa. Although we have scheduled outages to perform maintenance on certain of our facilities, vital equipment may periodically experience unanticipated disruptions due to accidents, mechanical failures or other unanticipated events such as fires, explosions, violent weather conditions or other unexpected operational difficulties. A substantial interruption of one of our facilities could require us to make significant capital expenditures to restore operations and could disrupt our operations, raise costs, and reduce revenue and earnings in the affected locations.

We are dependent on information technology. Our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

        We are dependent on information technology systems and infrastructure. Any significant breakdown, invasion, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively affect operations. There is also a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyber attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity.

Labor disputes could disrupt operations of our businesses.

        As of July 2, 2016, labor unions represented approximately 6% of our total employees, substantially all at Continental Cement and Mainland. Our collective bargaining agreements for employees generally expire between 2016 and 2020. Although we believe we have good relations with our employees and unions, disputes with our trade unions, or the inability to renew our labor agreements, could lead to strikes or other actions that could disrupt our operations and, consequently, have a material adverse effect on our financial condition, results of operations and liquidity.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

 CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of July 2, 2016. You should read this table together with the information contained in "Prospectus Summary—Summary Historical Consolidated Financial and Other Data," "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

        The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

As of July 2, 2016
(in millions)
Cash and cash equivalents(1)	$8.2

Debt:
Senior secured credit facilities(2)	657.5
Capital leases and other	41.4
6.125% senior notes due 2023(3)	650.0
8.500% senior notes due 2022(4)	250.0

Total debt	1,598.9

Total member's interest	785.1

Total capitalization	$2,384.0

(1)
Cash and cash equivalents as of July 2, 2016 excludes $1.0 million of cash and cash equivalents at Summit Inc., which is excluded from Summit LLC's covenant calculations.

(2)
The senior secured credit facilities provide for a term loan facility in an aggregate amount of $650.0 million, with a maturity date of July 17, 2022, and revolving credit commitments in an aggregate amount of $235.0 million, with a maturity date of March 11, 2020. See "Description of Other Indebtedness—Senior Secured Credit Facilities." Amount shown represents the principal amount of loans without giving effect to original issue discount.

(3)
Represents the aggregate principal amount of the 2023 notes, without giving effect to any original issuance discounts or commissions to the initial purchasers.

(4)
Represents the aggregate principal amount of the outstanding notes, without giving effect to any commissions to the initial purchasers.

 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma consolidated financial information has been derived by applying pro forma adjustments to our historical financial statements and those of an acquired cement plant and quarry in Davenport, Iowa and seven cement distribution terminals along the Mississippi River (collectively, the "Lafarge Target Business" or "Davenport Assets"), included elsewhere in this prospectus.

        The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma consolidated statement of operations is presented for illustrative purposes only and does not purport to represent our results of operations that would actually have occurred had the transactions referred to below been consummated on December 28, 2014, or to project our financial position or results of operations for any future date or period. The adjustments are described in the notes to the unaudited pro forma consolidated financial information.

        The Davenport Assets' predecessor results included in the pro forma statements are presented based on their fiscal year, which is based on calendar period ends. Summit LLC's fiscal year is based on a 52-53 week year. The resulting difference is not considered material to the pro forma consolidated financial statements.

        The unaudited pro forma consolidated statement of operations for the year ended January 2, 2016 is presented on a pro forma adjusted basis to give effect to the following items:

  •
  the closing of the Davenport Acquisition (as defined below);

  •
  debt and equity transactions consummated in the year ended January 2, 2016; and

  •
  payment of actual and estimated premiums, fees and expenses in connection with the foregoing.

        Summit LLC entered into a supply agreement with Lafarge concurrent with the closing of the Davenport Acquisition (the "Davenport Supply Agreement"). The Davenport Supply Agreement provided us with the option to purchase up to a certain quantity of cement from Lafarge at an agreed-upon price. There was no minimum purchase requirement in the supply agreement, which expired on March 31, 2016. Due to the number of estimates required to determine the effect of the supply agreement on our results of operations, the estimated $13.4 million of revenue and $10.9 million of cost of revenue in 2015 prior to the acquisition on July 17, 2015 (the "Davenport Acquisition") are not included in the pro forma consolidated financial information below. These estimated revenues and cost of revenues represent estimates we developed based on our understanding of historical volumes and our forecast of future activities, including among other things, volumes, selling prices and freight costs. While we believe that our assumptions are reasonable, important factors could affect our results and could cause these amounts to differ materially, including without limitation variances in capacity and demand from period to period.

        The unaudited pro forma consolidated financial information should be read in conjunction with the information contained in "Selected Historical Consolidated Financial Data" and the consolidated financial statements for Summit LLC and the Davenport Assets included elsewhere in this prospectus.

 Summit Materials, LLC and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended January 2, 2016
(Amounts in thousands)

	Summit Materials, LLC	Pre-acquisition results of Davenport Acquisition (a)	Pro Forma Davenport Adjustments	Pro Forma Adjustments for Debt and Equity Transactions Consummated in the year ended January 2, 2016		Pro Forma Total
Revenue	$1,432,297	$42,671	$7,577 (b)	$—		$1,482,635
Cost of revenue	990,645	29,356	5,511 (c)	—		1,025,512
General and administrative expenses	177,769	6,615	281	—		184,665
Depreciation, depletion, amortization and accretion	119,723	3,632	7,467 (d)	—		130,822
Transaction costs	9,519	—	—	—		9,519

Operating income	134,641	3,158	(5,682)	—		132,117
Other income, net	(2,425)	—	—	—		(2,425)
Loss on debt financings	71,631	—	—	—		71,631
Interest expense	83,757	—	—	(2,533	)(e)	81,224

(Loss) income from continuing operations before taxes	(18,322)	3,158	(5,682)	2,533		(18,313)
Income tax (benefit) expense	(18,263)	1,073	—	963	(f)	(16,227)

(Loss) income from continuing operations	(59)	2,085	(5,682)	1,570		(2,086)
Income from discontinued operations	(2,415)	—	—	—		(2,415)

Net income (loss)	2,356	2,085	(5,682)	1,570		329
Net loss attributable to noncontrolling interests	(1,826)	—	—	—		(1,826)

Net income (loss) attributable to Summit LLC	$4,182	$2,085	$(5,682)	$1,570		$2,155

See accompanying notes to unaudited pro forma consolidated statement of operations for the year ended January 2, 2016.

(a)
The pre-acquisition results of the Davenport Acquisition reflect the results of the Davenport Assets for the six months ended June 30, 2015 included elsewhere in this prospectus.

(b)
Represents the $7.6 million of revenue from the Davenport Assets from July 1, 2015 to the acquisition date of July 17, 2015.

(c)
Represents the $5.5 million cost of revenue for the Davenport Assets for the period between July 1, 2015 to the acquisition date of July 17, 2015.

(d)
Represents the estimated incremental depreciation expense of approximately $1.1 million per month related to the step-up in value of the Davenport Assets recognized through purchase accounting during the period between December 28, 2014 and July 17, 2015 (approximately seven months of incremental depreciation expense). As the purchase price allocation has not been finalized due to the recent timing of the acquisition, actual values may differ from estimates made.

(e)
Represents the adjustment to interest expense from our August 2015 term loan refinancing, our redemptions of all our outstanding 2020 notes during the year ended January 2, 2016 and our issuances our 2023 notes during the year ended January 2, 2016 as follows:

($ in millions)
Estimated interest expense after consummation of the above mentioned debt transactions(1)	$20.4
Elimination of historical interest expense(2)	(24.7)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount(3)	1.8

$(2.5)

(1)
This adjustment is to reflect the estimated interest expense from the term loan facility of $650.0 million (interest rate of 4.25%), the $350.0 million of 2023 notes (interest rate of 6.125%) issued on July 8, 2015 and the incremental interest expense on an additional $300.0 million of 2023 notes issued on November 19, 2015, as compared to $153.8 million of 10.5% 2020 notes redeemed.

(2)
Historical interest expense includes expense related to the historical $414.6 million term loans at approximately 5.1% interest ($5.3 million) and $625.0 million of 2020 notes at 10.5% interest ($19.4 million).

(3)
The incremental amortization expense related to deferred financing fees and original issuance discount (premium) was calculated as follows:

($ in millions)
Estimated amortization of deferred financing fees after consummation of the above mentioned debt transactions	$1.9
Elimination of historical amortization of deferred financing fees	(0.8)
Estimated amortization of original issue discount (premium)	0.1
Elimination of historical amortization of original issue discount (premium)	0.6

$1.8

(f)
The income tax expense adjustment relates to the income tax benefit related to the incremental interest expense and write-off of the net premium on the redeemed 2020 notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth, for the periods and as of the dates indicated, our selected consolidated financial data. The selected statements of operations data for the three years ended January 2, 2016, December 27, 2014 and December 28, 2013 and the selected balance sheet data as of January 2, 2016 and December 27, 2014 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 28, 2013 and as of and for the years ended December 29, 2012 and December 31, 2011 are derived from audited consolidated financial statements not included in this prospectus.

        The selected historical consolidated financial data as of and for the six months ended July 2, 2016 and for the six months ended June 27, 2015 are derived from the unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our results of operations and financial position. The results for any historical or interim period are not necessarily indicative of the results that may be expected for the full year or any future period.

        You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

(in thousands)	Six Months Ended July 2, 2016	Six Months Ended June 27, 2015	Year Ended January 2, 2016	Year Ended December 27, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011
Statement of Operations Data:
Total revenue	$673,653	$558,930	$1,432,297	$1,204,231	$916,201	$926,254	$789,076
Total cost of revenue (excluding items shown separately below)	462,088	407,439	990,645	887,160	677,052	713,346	597,654
General and administrative expenses	121,014	106,945	177,769	150,732	142,000	127,215	95,826
Goodwill impairment	—	—	—	—	68,202	—	—
Depreciation, depletion, amortization and accretion	69,768	53,512	119,723	87,826	72,934	68,290	61,377
Transaction costs	3,606	7,740	9,519	8,554	3,990	1,988	9,120

Operating income (loss)	17,177	(16,706)	134,641	69,959	(47,977)	15,415	25,099
Other expense (income), net	217	493	(2,425)	(3,447)	(1,737)	(1,182)	(21,244)
Loss on debt financings	—	31,672	71,631	—	3,115	9,469	—
Interest expense	46,649	41,213	83,757	86,742	56,443	58,079	47,784

Loss from continuing operations before taxes	(30,251)	(90,084)	(18,322)	(13,336)	(105,798)	(50,951)	(1,441)
Income tax (benefit) expense	(9,205)	(9,813)	(18,263)	(6,983)	(2,647)	(3,920)	3,408

Loss from continuing operations	$(20,484)	$(79,513)	$(59)	$(6,353)	$(103,151)	$(47,031)	$(4,849)

Cash Flow Data:
Net cash (used for) provided by:
Operating activities	$(26,500)	$(80,224)	$98,203	$79,238	$66,412	$62,279	$23,253
Investing activities	(377,391)	(52,593)	(584,347)	(461,280)	(111,515)	(85,340)	(192,331)
Financing activities	226,156	132,032	659,320	380,489	32,589	7,702	146,775
Balance Sheet Data (as of period end):
Cash and cash equivalents	$8,151		$185,388	$13,215	$14,917	$27,431	$42,790
Total assets	2,701,478		2,395,162	1,712,653	1,234,414	1,269,149	1,270,871
Long-term debt, including current portion	1,543,500		1,296,750	1,040,670	695,890	648,000	608,981
Capital leases	41,439		44,822	31,210	8,026	3,092	3,158
Total member's interest	786,419		778,292	286,983	283,551	382,428	436,372
Other Financial Data (as of period end):
Total hard assets	$1,613,933		$1,399,088	$1,062,154	$928,210	$906,584	$906,166
Ratio of earnings to fixed charges(1)	0.4x	N/A	0.8x	0.8x	N/A	0.1x	1.0x

(1)
The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals). For the six months ended July 2, 2016 and June 27, 2015 and the years ended January 2, 2016, December 27, 2014 and December 28, 2013, our earnings were insufficient to cover fixed charges by $29.2 million, $89.2 million, $20.0 million, $14.0 million and $107.5 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our results of operations and financial condition with the "Selected Historical Consolidated Financial Data" section of this prospectus and our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

        We are one of the fastest growing construction materials companies in the United States, with a 82% increase in revenue between the year ended December 31, 2011 and the year ended January 2, 2016, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Utah, Missouri and Kentucky, and cement, which we supply primarily in Missouri, Iowa and along the Mississippi River. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mix concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

        We have completed 46 acquisitions, which are organized into 12 operating companies that make up our three distinct operating segments—West, East and Cement—spanning 20 U.S. states and British Columbia, Canada and 40 metropolitan statistical areas. highly experienced management team, led by our President and Chief Executive Officer, Tom Hill, a 35-year industry veteran, has successfully enhanced the operations of acquired companies by focusing on scale advantages, cost efficiencies and pricing discipline to improve profitability and cash flow.

        As of July 2, 2016, we had 2.7 billion tons of proven and probable aggregates reserves serving our aggregates and cement businesses and operated over 300 sites and plants, to which we believe we have adequate road, barge and/or railroad access. From time to time, in connection with certain acquisitions, we engage a third party engineering firm to perform an aggregates reserves audit, but we do not perform annual reserve audits. By segment, our estimate of proven and probable reserves for which we have permits for extraction and that we consider to be recoverable aggregates of suitable quality for economic extraction, including the underground mine that was substantially completed in 2014 to support our Hannibal, Missouri cement plant, are shown in the table below along with average annual production.

		Tonnage of reserves for each general type of aggregate
					Average years until depletion at current production(2)	Percent of reserves owned and percent leased
	Aggregate producing sites	Hard rock(1)	Sand and gravel(1)	Annual production(1)
Region						Owned	Leased(3)
West	59	324,982	503,589	25,893	32	29%	71%
East	105	1,242,596	112,426	13,029	104	59%	41%
Cement	3	514,159	—	1,856	277	100%	—

Total	167	2,081,737	616,015	40,778	66	58%	42%

(1)
Hard rock, sand and gravel and annual production tons are shown in thousands.

(2)
Calculated based on total reserves divided by our average of 2014 and 2015 annual production.

(3)
Lease terms range from monthly to on-going with an average lease expiry of 2020.

        We operate in 24 U.S. states and in British Columbia, Canada and currently have assets in 20 U.S. states and British Columbia, Canada. The map below illustrates our geographic footprint:

Business Trends and Conditions

        The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mix concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials and services. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. As a result, the prices we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for our products and our ability to control operating costs.

        Our revenue is derived from multiple end-use markets including private residential and nonresidential construction, as well as public infrastructure construction.

        Residential and nonresidential construction consists of new construction and repair and remodel markets. Any economic stagnation or decline, which could vary by local region and market, could affect our results of operations. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical changes in construction spending, especially in the private sector. From a macroeconomic view, we see positive indicators for the construction sector, including upward trends in housing starts, construction employment and highway obligations. All of these factors should result in increased construction activity in the private sector. However, we do not expect this recovery to be consistent across the United States. Certain of our markets are showing greater, more rapid signs of recovery. Increased construction activity in the private sector could lead to increased public infrastructure spending in the relatively near future. Public infrastructure includes spending by federal, state and local governments for roads, highways, bridges, airports and other infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Our acquisitions to date have been primarily focused in states with certain constitutional protections for transportation funding sources, which we believe limits our exposure to state and local budgetary uncertainties.

        Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. The FAST Act was signed into law on December 4, 2015 and authorizes $305 billion of funding between 2016 and 2020. Over its five year term, it provides funding for surface transportation infrastructure, including roads, bridges, transit systems, and the rail transportation network. With the nation's infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase.

        In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Each of our five largest states by revenue (Texas, Kansas, Utah, Missouri and Kentucky, which represented approximately 33%, 16%, 11%, 10% and 8%, respectively, of our total revenue in 2015) have funds whose revenue sources have certain constitutional protections that limit spending to transportation projects.

  •
  Texas Department of Transportation's budget from 2014 to 2016 is $25.3 billion.

  •
  On November 3, 2015, voters in Texas passed an additional proposition that dedicates up to $2.5 billion of the state's sales and use tax revenue to the state's highway fund beginning in 2018, and 35% of any excess revenue over $5 billion generated from the motor vehicles sales tax beginning in 2020.

  •
  On November 4, 2014, voters in Texas passed a proposition that is estimated to provide up to $1.7 billion of incremental funding annually to the Texas Department of Transportation. The funds must be used for construction, maintenance, rehabilitation and acquiring right-of-way for public roads.

  •
  Kansas has a 10-year $8.2 billion highway bill that was passed in May 2010.

  •
  Utah's transportation investment fund has $3.0 billion committed through 2018.

  •
  Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

  •
  Kentucky's biennial highway construction plan has funding of $1.9 billion from July 2016 to June 2018.

        The table below sets forth additional details regarding our five key states, including growth rates as compared to the U.S. as a whole:

		Revenue by End Market(1)		Projected Industry Growth by End Market 2016 to 2018(2)
State	Percentage of Our Total Revenue(1)	Residential and Nonresidential Construction	Public Infrastructure Construction	Residential Construction	Nonresidential Construction	Public Infrastructure Construction
Texas	33%	58%	42%	8.2%	7.2%	5.2%
Kansas	16%	48%	52%	10.3%	6.4%	6.2%
Utah	11%	84%	16%	5.6%	5.2%	6.6%
Missouri	10%	72%	28%	9.9%	5.4%	4.9%
Kentucky	8%	7%	93%	10.3%	4.9%	6.9%
Weighted average(3)				8.7%	6.3%	5.7%
United States(2)				1.1%	1.0%	0.5%

(1)
Percentages based on our revenue by state for the year ended January 2, 2016 and management's estimates as to end markets.

(2)
Source: FMI Management Consulting.

(3)
Calculated using weighted average based on each state's percentage contribution to our total revenue.

        Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction and public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters.

        Our acquisition strategy has historically required us to raise capital through equity issuances or debt financings. As of July 2, 2016 and January 2, 2016, our long-term borrowings, including the current portion without giving effect to original issue discount, totaled $1,543.5 million and $1,296.8 million, respectively, for which we incurred $73.6 million and $40.2 million of interest expense for the year ended January 2, 2016 and six months ended July 2, 2016, respectively, and $78.6 million and $36.8 million for the year ended December 27, 2014 and six months ended June 27, 2015, respectively. Although the amounts borrowed and related interest expense are material to us, we have been in compliance with our debt covenants and, when we have made additional issuances of senior notes to fund acquisitions, we have complied with the incurrence tests in the indentures governing our senior notes. In addition, our cash flows provided by operating activities was $98.2 million in the year ended January 2, 2016, which is net of interest payments, all of which have been paid when due, along with principal payments. Our senior secured revolving credit facility, which provides us with up to $209.4 million of borrowing capacity, net of $25.6 million of outstanding letters of credit, has been adequate to fund our seasonal working capital needs and certain acquisitions. We had $14.0 million of outstanding borrowings on the revolving credit facility as of July 2, 2016.

Financial Highlights—Six Months Ended July 2, 2016

        The principal factors in evaluating our financial condition and operating results for the six months ended July 2, 2016 as compared to June 27, 2015 are:

  •
  Net revenue increased $116.5 million in the six months ended July 2, 2016, as a result of pricing and volume increases across our product lines, which includes volume contributions from our acquisitions.

  •
  Our operating income increased $33.9 million in the six months ended July 2, 2016. The 2016 results included a $24.8 million stock-based compensation charge in general and administrative costs. Prior to the IPO of Summit Inc., certain investors had equity in the company that vested only if a performance objective of 1.75 times return on Blackstone's initial investment was met. At the IPO Date, this equity converted to LP Units and stock options. Prior to the second quarter of 2016, we did not recognize any expense associated with these awards as achievement of the 1.75 times multiple was not deemed probable. The 1.75 times return threshold became probable following completion of the April 2016 secondary offering. As a result, in the second quarter of 2016, we recognized the $24.8 million cumulative catch up expense from the IPO date through June 2016. We will continue to recognize expense on the options over the remaining 4-year vesting period. The 2015 results included $28.3 million of costs associated with Summit Inc.'s IPO.

  •
  In March 2016, we issued $250.0 million in aggregate principal amount of 8.500% Senior Notes due 2022. The proceeds were used to help finance the acquisition of Boxley, replenish cash used for the acquisition of AMC and the expenses incurred in connection with these acquisitions.

Financial Highlights—Year Ended January 2, 2016

        The principal factors in evaluating our financial condition and operating results for the year ended January 2, 2016, as compared to the year ended December 27, 2014, are:

  •
  Net revenue increased $219.4 million in 2015, as a result of pricing and volume increases across our product lines, which includes volume contributions from our acquisitions.

  •
  Our operating income increased $64.7 million in 2015. The improvement in operating income was driven by improved pricing, reduced fuel costs and an increased proportion of sales generated by materials and products, as compared to services.

  •
  In March 2015, Summit Inc. completed an IPO of its Class A common stock, the proceeds of which were used: (i) to redeem $288.2 million in aggregate principal amount of our outstanding 2020 notes at a redemption price of 100% and an applicable premium thereon; (ii) to purchase a portion of the noncontrolling interests of Continental Cement; (iii) to pay a one-time fee of $13.8 million in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes.

  •
  In August 2015, Summit Inc. completed a follow-on offering of its Class A common stock. The proceeds were used to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 outstanding LP Units from certain pre-IPO owners, including affiliates of the Sponsors and certain of Summit Inc.'s directors and officers. The entire $80.0 million deferred purchase price for the Davenport Assets was funded with the proceeds.

  •
  In 2015, Summit LLC and Finance Corp. issued $650.0 million in aggregate principal amount of 2023 notes and redeemed all of the 10 1/2% senior notes due 2020 ("2020 Notes").

Acquisitions

        In addition to our organic growth, we continued to grow our business through acquisitions, completing the following transactions since 2013:

  •
  On August 30, 2016, we acquired certain assets of Angelle Assets, including two cement distribution terminals in Louisiana.

  •
  On August 26, 2016, we acquired RD Johnson, an asphalt and excavating business based in Lawrence, Kansas.

  •
  On August 19, 2016, we acquired the issued and outstanding shares of Rustin, a vertically-integrated company in southeast Oklahoma with a sandpit and twelve ready-mix plants.

  •
  On August 8, 2016, we acquired the assets of Weldon and the membership interests of Honey Creek Disposal Service, LLC. ("Honey Creek"). Honey Creek is a trash collection business, which we sold immediately after acquisition. We retained the building assets of Weldon, where our recycling business in Kansas is operated.

  •
  On May 20, 2016, we acquired the Oldcastle Assets, seven aggregates quarries in central and northwest Missouri.

  •
  On April 29, 2016, we acquired Sierra, a vertically integrated aggregates and ready-mix concrete business with one sand and gravel pit and two ready-mix concrete plants located in Las Vegas, Nevada

  •
  On March 18, 2016, we acquired Boxley, a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mix concrete plants and four asphalt plants

  •
  On February 5, 2016, we acquired AMC, an aggregates company with five sand and gravel pits servicing coastal North and South Carolina.

  •
  On December 11, 2015, we acquired Pelican, an asphalt terminal business in Houston, Texas.

  •
  On August 21, 2015, we acquired LeGrand, a vertically integrated company with five sand and gravel pits, four ready-mix concrete plants and three asphalt plants servicing the northern and central Utah, western Wyoming and southern Idaho markets.

  •
  On July 17, 2015, we completed the acquisition of the Davenport Assets. Combined with the Company's cement plant in Hannibal, Missouri, the Company has over two million short tons of cement capacity across our two plants and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana.

  •
  On June 1, 2015, we acquired all of the issued and outstanding shares of Lewis & Lewis, a vertically integrated business in Wyoming.

  •
  On October 3, 2014, we acquired Concrete Supply, which included two sand and gravel sites and 10 ready-mix concrete plants in Topeka and northeast Kansas, and a ready-mix concrete plant in western Missouri

  •
  On September 30, 2014, we acquired all of the outstanding ownership interests in Colorado County S&G, M & M Gravel Sales, Inc., Marek Materials Co. Operating, Ltd. and Marek Materials Co., L.L.C., which collectively supply aggregates to the west Houston, Texas markets.

  •
  On September 19, 2014, we acquired all of the membership interests of Southwest Ready Mix, which included two ready-mix concrete plants and serves the downtown and southwest Houston, Texas markets

  •
  On September 4, 2014, we acquired all of the issued and outstanding shares and certain shareholder notes of Rock Head Holdings Ltd. and B.I.M. Holdings Ltd., which collectively indirectly owned all the shares of Mainland Sand and Gravel Ltd., a supplier of construction aggregates to the Vancouver metropolitan area based in Surrey, British Columbia.

  •
  On July 29, 2014, we acquired all of the assets of Canyon Redi-Mix, Inc. The acquired assets include two ready-mix concrete plants, which serve the Permian Basin region of West Texas.

  •
  On June 9, 2014, we acquired all of the membership interests of Buckhorn Materials, an aggregates quarry in South Carolina, and Construction Materials Group LLC, a sand pit in South Carolina.

  •
  On March 31, 2014, we acquired all of the stock of Troy Vines, an integrated aggregates and ready-mix concrete business headquartered in Midland, Texas, which serves the Permian Basin region of West Texas.

  •
  On January 17, 2014, we acquired certain aggregates and ready-mix concrete assets of Alleyton in Houston, Texas, which expands our presence in the Texas market.

  •
  On April 1, 2013, we acquired certain aggregates, ready-mix concrete and asphalt assets of Lafarge in and around Wichita, Kansas, which expanded our footprint in the Wichita market across our lines of business.

  •
  On April 1, 2013, we acquired the membership interests of Westroc in Utah. The Westroc acquisition expanded our market coverage for aggregates and ready-mix concrete in Utah.

Components of Operating Results

Total Revenue

        We derive our revenue predominantly by selling construction materials and products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related services that we provide are primarily asphalt paving services.

        Revenue derived from construction materials sales are recognized when risks associated with ownership have passed to unaffiliated customers. Typically this occurs when products are shipped. Product revenue generally includes sales of aggregates, cement and related downstream products and other materials to customers, net of discounts or allowances and taxes, if any.

        Revenue derived from paving and related services are recognized on the percentage-of-completion basis, measured by the cost incurred to date compared to estimated total cost of each project. This method is used because management considers cost incurred to be the best available measure of progress on these contracts. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change over the life of the contract.

Cost of Revenue (excluding items noted separately below)

        Cost of revenue consists of all production and delivery costs and primarily includes labor, repair and maintenance, utilities, raw materials, fuel, transportation, subcontractor costs, royalties and other direct costs incurred in the production and delivery of our products and services. Our cost of revenue is directly affected by fluctuations in commodity energy prices, primarily diesel fuel, liquid asphalt and other petroleum-based resources. As a result, our operating profit margins can be significantly affected by changes in the underlying cost of certain raw materials if they are not recovered through corresponding changes in revenue. We attempt to limit our exposure to changes in commodity energy prices by entering into forward purchase commitments when appropriate. In addition, we have sales price adjustment provisions that provide for adjustments based on fluctuations outside a limited range in certain energy-related production costs. These provisions are in place for most of our public infrastructure contracts, and we aggressively seek to include similar price adjustment provisions in our private contracts.

General and Administrative Expenses

        General and administrative expenses consist primarily of salaries and personnel costs for our sales and marketing, administration, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, rental costs, property taxes and other corporate and overhead expenses.

Goodwill Impairment

        Goodwill impairment charges consist of the amount by which the carrying value of a reporting unit exceeds its fair value. See "—Critical Accounting Policies—Goodwill and Goodwill Impairment."

Depreciation, Depletion, Amortization and Accretion

        Our business is capital intensive. We carry property, plant and equipment on our balance sheet at cost, net of applicable depreciation, depletion and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The general range of depreciable lives by category, excluding mineral reserves, which are depleted based on the units of production method on a site-by-site basis, is as follows:

Buildings and improvements	7 - 40 years
Plant, machinery and equipment	20 - 40 years
Office equipment	3 - 6 years
Truck and auto fleet	5 - 10 years
Mobile equipment and barges	15 - 20 years
Landfill airspace and improvements	5 - 60 years
Other	2 - 10 years

        Amortization expense is the periodic expense related to leasehold improvements and to intangible assets acquired with certain acquisitions. The intangible assets are generally amortized on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term.

        Accretion expense is the periodic expense recorded for the accrued mining reclamation liabilities and landfill closure and post-closure liabilities using the effective interest method.

Transaction Costs

        Transaction costs consist primarily of third party accounting, legal, valuation and financial advisory fees incurred in connection with acquisitions.

Results of Operations

        The following discussion of our results of operations is focused on the key financial measures we use to evaluate the performance of our business from both a consolidated and operating segment perspective. Operating income and margins are discussed in terms of changes in volume, pricing and mix of revenue source (i.e., type of product sales or service revenue). We focus on operating margin, which we define as operating income as a percentage of revenue, as a key metric when assessing the performance of the business, as we believe that analyzing changes in costs in relation to changes in revenue provides more meaningful insight into the results of operations than examining operating costs in isolation.

        Operating income (loss) reflects our profit (loss) from continuing operations after taking into consideration cost of revenue, general and administrative expenses, depreciation, depletion, amortization and accretion and transaction costs. Cost of revenue generally increases ratably with revenue, as labor, transportation costs and subcontractor costs are recorded in cost of revenue. General and administrative expenses as a percentage of revenue vary throughout the year due to the seasonality of our business. As a result of our revenue growth occurring primarily through acquisitions, general and administrative expenses and depreciation, depletion, amortization and accretion have historically grown ratably with revenue. However, as volumes increase, we expect these costs, as a percentage of revenue, to decrease. Our transaction costs fluctuate with the number and size of acquisitions completed each year.

        The table below includes revenue and operating income (loss) by segment for the periods indicated. Operating income (loss) by segment is computed as earnings before interest, taxes and other income and expense.

	Six months ended				Year ended
	July 2, 2016		June 27, 2015		January 2, 2016		December 27, 2014		December 28, 2013
(in thousands)	Total Revenue	Operating income (loss)	Total Revenue	Operating income (loss)	Total Revenue	Operating (loss) income	Total Revenue	Operating (loss) income	Total Revenue	Operating (loss) income
West	$349,994	$31,348	$335,742	$26,935	$804,503	$96,498	$665,716	$61,882	$426,195	$(47,476)
East	210,054	14,832	175,003	6,319	432,310	49,445	432,942	26,663	398,302	4,210
Cement	113,605	24,000	48,185	3,850	195,484	64,567	105,573	19,705	91,704	20,829
Corporate(1)	—	(53,003)	—	(53,810)	—	(75,869)	—	(38,291)	—	(25,540)

Total	$673,653	$17,177	$558,930	$(16,706)	$1,432,297	$134,641	$1,204,231	$69,959	$916,201	$(47,977)

(1)
Corporate results primarily consist of compensation and office expenses for employees included in our headquarters. An approximate $24.8 million stock-based compensation charge associated with certain LP Units converted and options granted at the time of the IPO for which the performance metrics were deemed probable of occurring was recognized in the six months ended July 2, 2016. Approximately $28.3 million of costs associated with the IPO were included in the operating loss for the six months and year ended June 27, 2015 and January 2, 2016.

Non-GAAP Performance Measures

        We evaluate our operating performance using metrics that we refer to as "Adjusted EBITDA," "Further Adjusted EBITDA," "gross profit" and "gross margin" which are not defined by U.S. GAAP and should not be considered as an alternative to earnings measures defined by U.S. GAAP. We define Adjusted EBITDA as EBITDA, as adjusted to exclude accretion, loss on debt financings, IPO costs, loss from discontinued operations and certain non-cash and non-operating items. We define Further Adjusted EBITDA as Adjusted EBITDA plus the EBITDA contribution of certain recent acquisitions, to measure our compliance with debt covenants and to evaluate flexibility under certain restrictive covenants. See "—Liquidity and Capital Resources—Indebtedness" on pages 78 through 80 for more information. We do not use this metric as a measure to allocate resources. We define gross profit as operating income (loss) before general and administrative costs, depreciation, depletion, amortization and accretion and transaction costs and gross margin as gross profit as a percentage of revenue.

        We present Adjusted EBITDA, Further Adjusted EBITDA, gross profit and gross margin for the convenience of investment professionals who use such metrics in their analyses. The investment community often uses these metrics to assess the operating performance of a company's business and to provide a more consistent comparison of performance from period to period. We use these metrics, among other metrics, to assess the operating performance of our individual segments and the consolidated company.

        Non-GAAP financial measures are not standardized; therefore, it may not be possible to compare such financial measures with other companies' non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated interim and audited financial statements in their entirety and not rely on any single financial measure.

        The tables below reconcile our net (loss) income to EBITDA and Adjusted EBITDA and present Adjusted EBITDA by segment for the periods indicated:

	Six months ended		Year ended
(in thousands)	July 2, 2016	June 27, 2015	January 2, 2016	December 27, 2014	December 28, 2013
Reconciliation of Net (Loss) Income to Adjusted EBITDA
Net (loss) income	$(21,029)	$(79,804)	$1,484	$(6,282)	$(103,679)
Interest expense	47,194	41,504	84,629	86,742	56,443
Depreciation, depletion and amortization	68,938	52,749	118,321	86,955	72,217
Income tax benefit	(9,222)	(9,813)	(18,263)	(6,983)	(2,647)

EBITDA	$85,881	$4,636	$186,171	$160,432	$22,334

Accretion	830	763	1,402	871	717
IPO/Legacy equity modification costs	24,751	28,296	28,296	—	—
Loss on debt financings	—	31,672	71,631	—	3,115
Goodwill impairment	—	—	—	—	68,202
(Income) loss from discontinued operations	—	(758)	(2,415)	(71)	528
Acquisition transaction expenses	3,606	7,740	9,519	8,554	3,990
Management fees and expenses	—	1,046	1,046	4,933	2,620
Non-cash compensation	5,065	2,569	5,448	2,235	2,315
(Gain) loss on disposal and impairment of assets	—	—	(16,561)	8,735	12,419
Other	3,008	829	2,991	3,344	13,807

Adjusted EBITDA	$123,141	$76,793	$287,528	$189,033	$130,047

Adjusted EBITDA by Segment
West	$63,864	$51,690	$150,764	$102,272	$42,300
East	38,847	26,081	92,303	73,822	67,146
Cement	38,564	12,343	74,845	35,133	36,647
Corporate	(18,134)	(13,321)	(30,384)	(22,194)	(16,046)

Adjusted EBITDA	$123,141	$76,793	$287,528	$189,033	$130,047

	Six months ended		Year ended
(in thousands)	July 2, 2016	June 27, 2015	January 2, 2016	December 27, 2014	December 28, 2013
Reconciliation of Operating Income (Loss) to Gross Profit
Operating income (loss)	$17,177	$(16,706)	$134,641	$69,959	$(47,977)
General and administrative expenses	121,014	106,945	177,769	150,732	142,000
Goodwill impairment	—	—	—	—	68,202
Depreciation, depletion, amortization and accretion	69,768	53,512	119,723	87,826	72,934
Transaction costs	3,606	7,740	9,519	8,554	3,990

Gross profit (exclusive of items shown separately)	$211,565	$151,491	$441,652	$317,071	$239,149

Gross margin (exclusive of items shown separately)(1)	34.1%	30.0%	34.2%	29.6%	29.0%

(1)
Gross margin improved by approximately 500 basis points during the year ended January 2, 2016 primarily as a result of a shift in product mix. Our acquisitions in 2015 and 2014 were primarily materials and products businesses. As a result, and as shown in the table below, aggregates, cement and ready-mix concrete revenue represented 20.7%, 12.7% and 24.5%, respectively, of gross revenue during the year ended January 2, 2016 compared to 18.9%, 7.8% and 22.8%, respectively, during the year ended December 27, 2014. Gross revenue from paving and related services, which generally has lower operating margins than materials and products, was 35.2% of total gross revenue during the year ended January 2, 2016 compared to 44.0% during the year ended December 27, 2014. In addition, through effective use of our purchase commitments and a year on year decline in prices, our costs associated with liquid asphalt and energy decreased $13.8 million in the year ended January 2, 2016 as compared to the year ended December 27, 2014, taking into consideration organic and acquisition-related volume increases.

Consolidated Results of Operations

        The table below sets forth our consolidated results of operations for the periods indicated:

	Six months ended		Year ended
(in thousands)	July 2, 2016	June 27, 2015	January 2, 2016	December 27, 2014	December 28, 2013
Total revenue	$673,653	$558,930	$1,289,966	$1,204,231	$916,201
Cost of revenue (excluding items shown separately below)	462,088	407,439	990,645	887,160	677,052
General and administrative expenses	121,014	106,945	177,769	150,732	142,000
Goodwill impairment	—	—	—	—	68,202
Depreciation, depletion, amortization and accretion	69,768	53,512	119,723	87,826	72,934
Transaction costs	3,606	7,740	9,519	8,554	3,990

Operating income (loss)	17,177	(16,706)	134,641	69,959	(47,977)
Other expense (income), net	234	493	(2,425)	(3,447)	(1,737)
Loss on debt financings	—	31,672	71,631	—	3,115
Interest expense	47,194	41,504	84,629	86,742	56,443

Loss from continuing operations before taxes	(30,251)	(90,375)	(19,194)	(13,336)	(105,798)
Income tax benefit	(9,222)	(9,813)	(18,263)	(6,983)	(2,647)

Loss from continuing operations	(21,029)	(80,562)	(931)	(6,353)	(103,151)
(Income) loss from discontinued operations	—	(758)	(2,415)	(71)	528

Net (loss) income	(21,029)	(79,804)	1,484	(6,282)	(103,679)

Six Months Ended July 2, 2016 Compared to Six Months Ended June 27, 2015

	Six months ended
($ in thousands)	July 2, 2016	June 27, 2015	Variance
Net Revenue	$620,675	$504,148	23.1%
Operating income (loss)	17,177	(16,706)	202.8%
Operating margin	2.8%	(3.3)%
Adjusted EBITDA	$123,141	$76,793	60.4%

        Net revenue increased $116.5 million in the six months ended July 2, 2016, of which $83.3 million was from increased sales of materials, $27.9 million was from increased sales of products, and $5.3 million was from increased service revenue. We had volume growth in our aggregates, cement and ready-mix concrete lines of business, driven by the 2015 and 2016 acquisitions and organic growth. Excluding the cement segment, in the six months ended July 2, 2016, $65.0 million of the net revenue growth was from acquisitions, partially offset by a $13.9 million reduction in organic revenue. For the six months ended July 2, 2016, approximately $65.4 million of the revenue growth was attributable to our cement operations.

        As a vertically-integrated company, we include intercompany sales from materials to products and from products to services when assessing the operating results of our business. We refer to revenue inclusive of intercompany sales as gross revenue. These intercompany transactions are eliminated in the consolidated financial statements. Gross revenue by line of business was as follows:

	Six months ended
($ in thousands)	July 2, 2016	June 27, 2015	Variance
Revenue by product:*
Aggregates	$162,063	$132,266	$29,797
Cement	101,222	41,996	59,226
Ready-mix concrete	177,608	159,397	18,211
Asphalt	96,477	106,243	(9,766)
Paving and related services	179,065	181,229	(2,164)
Other	(42,782)	(62,201)	19,419

Total revenue	$673,653	$558,930	$114,723

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        Gross revenue for paving and related services decreased $2.2 million in the six months ended July 2, 2016, primarily in the Austin, Texas market. In Austin, Texas where the economy has been expanding, a new aggressive entrant has entered the market and has attracted a number of our employees, which have collectively resulted in a decrease in our paving and related services revenue. Detail of our volumes and average selling prices by product in the six months ended July 2, 2016 and June 27, 2015 were as follows:

	Six months ended July 2, 2016		Six months ended June 27, 2015		Percentage Change in
	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)
Aggregates	16,645	$9.74	14,821	$8.92	12.3%	9.2%
Cement	943	107.38	430	97.56	119.3%	10.1%
Ready-mixeconcrete	1,715	103.56	1,564	101.91	9.7%	1.6%
Asphalt	1,533	57.57	1,598	56.58	(4.1)%	1.7%

(1)
Volumes are shown in thousands and in tons for aggregates, cement and asphalt and in cubic yards for ready-mix concrete.

(2)
Pricing is shown on a per ton basis for aggregates, cement and asphalt and on a per cubic yard basis for ready-mix concrete.

        Aggregates volumes were positively affected by the 2015 and 2016 acquisitions as well as strength in the Kansas and Missouri markets. This growth was partially offset by declines in the British Columbia and Austin, Texas markets. The decline in aggregate volumes in British Columbia is a result of a large sand river project in 2015 that has been completed. In Austin, Texas, a new aggressive competitor contributed to the decrease in our paving and related services revenue, in addition to the upstream aggregate and asphalt products. Aggregates pricing improved across our markets and would have been greater, absent the effect from the U.S./Canadian exchange rate. The U.S. dollar was stronger as compared to the Canadian dollar in the six months ended July 2, 2016 compared to the six months ended June 27, 2015. Absent the effect of foreign currency fluctuations, aggregates pricing would have increased 9.8% in the six months ended July 2, 2016.

        Our cement volumes increased as a result of the July 2015 acquisition of the Davenport Assets and prices increased as a result of an improved market.

        The increase in ready-mix concrete volumes was primarily as result of the 2015 and 2016 acquisitions and pricing generally increased by mid-single digit percentages in the organic operations, but was affected by the geographic mix as ready-mix concrete producers acquired in 2015 were in lower-priced markets.

        The decline in asphalt volumes in the six months ended July 2, 2016 from the six months ended June 27, 2015 occurred in the Austin, Texas and Wichita, Kansas markets, offset by increases in the north Texas and Utah markets, as well as from the 2015 and 2016 acquisitions. Absent the Austin, Texas market, asphalt volumes increased 5.6% in the same period primarily as a result of the 2015 and 2016 acquisitions. The decrease in Wichita, Kansas was primarily due to a shift in state work away from asphalt paving in that market. Asphalt pricing increased primarily due to product mix and a geographic shift to higher-priced markets, partially offset by lower input prices. Prior to eliminations, the net effect of these volume and pricing changes on gross revenue in the six months ended July 2, 2016 was approximately $81.4 million and $16.1 million, respectively.

        Operating income increased $33.9 million in the six months ended July 2, 2016 and Adjusted EBITDA improved $46.3 million. For the six months ended July 2, 2016 operating margin improved from (3.3)% to 2.8%, which was attributable to the following:

Operating margin—2015	(3.3)%
Other	6.1%

Operating margin—2016	2.8%

(1)
In conjunction with our March 2015 IPO, we recognized a $14.5 million charge on the modification of our share-based awards and a $13.8 million charge on the termination of a management fee agreement with Blackstone. The management fee agreement was terminated on March 17, 2015. In the six months ended July 2, 2016, we recognized a $24.8 million stock-based compensation charge in general and administrative costs associated with certain LP Units converted and options granted at the time of the IPO for which the performance metrics were deemed probable of occurring was recognized in the second quarter of 2016.

(2)
The remaining improvement in operating margin primarily resulted from improved pricing across our lines of business, volume growth, continued focus on cost management and a continued shift in total product mix toward materials and products.

Other Financial Information

Loss on Debt Financings

        In the six months ended June 27, 2015, we recognized a $31.7 million loss on debt financings related to the March 2015 amendment to the credit agreement and the April 2015 $288.2 redemption of 2020 Notes. On March 11, 2015, the Company entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment, among other things: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions. In April 2015, using proceeds from the IPO, $288.2 million aggregate principal amount of the outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium. As a result of the redemption, a net charge of $31.3 million was recognized, which was composed of $38.2 million for the applicable prepayment premium and $4.7 million for the write-off of deferred financing fees, which was partially offset by an $11.6 million net benefit from the write-off the original issuance premium and discount.

Segment results of operations

  West Segment

	Six months ended
($ in thousands)	July 2, 2016	June 27, 2015	Variance
Net Revenue	$322,821	$303,019	6.5%
Operating income	31,348	26,935	16.4%
Operating margin	9.7%	8.9%
Adjusted EBITDA	$63,864	51,690	23.6%

        Net revenue in the West segment increased approximately 6.5% in the six months ended July 2, 2016 due primarily to growth from the 2015 and 2016 acquisitions and increased activity in the north Texas and Utah markets, partially offset by a $9.6 million and $18.7 million decrease, respectively, at our Austin, Texas operations. Gross revenue by product/service was as follows:

	Six months ended
(in thousands)	July 2, 2016	July 27, 2016	Variance
Revenue by product:*
Aggregates	$75,177	$71,177	$4,000
Ready-mix concrete	135,951	124,031	11,920
Asphalt	73,974	71,294	2,680
Paving and related services	120,564	111,719	8,845
Other	(55,672)	(42,479)	(13,193)

Total revenue	$349,994	$335,742	$14,252

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        Gross revenue for paving and related services increased by $8.8 million in the six months ended July 2, 2016 primarily due to increased acquisition revenue. The West segment's percent changes in sales volumes and pricing in the six months ended July 2, 2016 from the six months ended June 27, 2015 were as follows:

	Percentage change in
	Volume	Pricing
Aggregates	(3.9)%	9.9%
Ready-mix concrete	8.3%	1.2%
Asphalt	8.1%	1.3%

        The decline in aggregates volumes was primarily in the British Columbia and Austin, Texas markets, partially offset by volume increases from the 2015 and 2016 acquisitions. Aggregates pricing improved across our markets and would have been greater, absent the effect from the U.S./Canadian exchange rate. The U.S. dollar was stronger as compared to the Canadian dollar in the six months ended July 2, 2016 compared to the six months ended June 27, 2015.

        Absent the effect of foreign currency fluctuations, aggregates pricing would have increased 11.3% in the six months ended July 2, 2016.

        The increase in ready-mix concrete volumes was primarily as result of the 2015 and 2016 acquisitions and pricing generally increased by mid-single digit percentages in the organic operations,

but was affected by the geographic mix as ready-mix concrete producers acquired in 2015 were in lower-priced markets.

        The increase in asphalt volumes was due to improvements in the north Texas and Utah markets, as well as from the 2015 and 2016 acquisitions, partially offset by a decrease in asphalt volumes in Austin, Texas. Asphalt pricing was generally consistent with the prior year periods despite lower input costs, as they were offset by pricing improvements due to product mix and a geographic shift to higher-priced markets. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in the six months ended July 2, 2016 was approximately $10.7 million and $7.9 million, respectively.

        The West segment's operating income increased $4.4 million in the six months ended July 2, 2016 and Adjusted EBITDA improved $12.2 million. The Adjusted EBITDA improvement was primarily driven by the 2015 and 2016 acquisitions of Sierra, Lewis & Lewis and LeGrand and improvement in our north Texas and Utah operations, partially offset by a decline in the Austin, Texas operations. Operating margin improved in the six months ended July 2, 2016 from 8.9% to 9.7%, which was attributable to the following:

Operating margin—2015	8.9%
Gross margin(1)	3.0%
Depreciation, depletion, amortization and accretion	(1.8)%
Other	(0.4)%

Operating margin—2016	9.7%

(1)
The gross margin improvement in the West segment was primarily a result of improved volume and pricing in our north Texas market primarily due to increased state highway spend and a shift in product mix, improved volumes in our Utah market due to acquisition and organic growth, partially offset by a decline in our Austin, Texas market.

  East Segment

	Six months ended
(in thousands)	July 2, 2016	June 27, 2015	Variance
Net revenue	$184,249	$152,944	20.5%
Operating income	14,832	6,319	134.7%
Operating margin	8.0%	4.1%
Adjusted EBITDA	38,847	26,081	48.9%

        The East segment's net revenue increased 20.5% in the six months ended July 2, 2016, due primarily to acquisitions and organic growth. Incremental net revenue from acquisitions totaled

$39.7 million in the six months ended July 2, 2016 and organic net revenue decreased $8.4 million. Gross revenue by product/service was as follows:

	Six months ended
(in thousands)	July 2, 2016	June 27, 2015	Variance
Revenue by product:*
Aggregates	$86,886	$61,089	$25,797
Ready-mix concrete	$41,657	$35,366	$6,291
Asphalt	22,503	34,949	(12,446)
Paving and related services	58,501	69,510	(11,009)
Other	507	(25,911)	26,418

Total revenue	$210,054	$175,003	$35,051

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        The $11.0 million decrease in the six months ended July 2, 2016 in paving and related services was primarily a result of our exit of grading operations in Kentucky and a decrease in Wichita, Kansas, which was primarily due to a shift in state work away from asphalt paving in that market. The East segment's percent changes in sales volumes and pricing in the six months ended July 2, 2016 from the six months ended June 27, 2015 were as follows:

	Percentage change in
	Volume	Pricing
Aggregates	34.6%	5.7%
Ready-mix concrete	14.3%	3.0%
Asphalt	(28.8)%	(1.5)%

        Aggregate volumes in the six months ended July 2, 2016 increased 34.6%, primarily as a result of the AMC, Boxley, and Oldcastle Assets acquisitions on February 5, 2016, March 18, 2016, and May 20, 2016, respectively. Aggregates pricing increased as a result of an improved market and shift in product mix. Ready-mix concrete volumes improved in Kansas and Missouri and pricing generally increased across the East region's markets.

        The decrease in asphalt volumes was driven by the shift in the Wichita, Kansas market and pricing decreased due to lower input costs. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in the six months ended July 2, 2016 was approximately $16.0 million and $3.6 million, respectively.

        The East segment's operating income increased $8.5 million in the six months ended July 2, 2016 and Adjusted EBITDA increased $12.8 million. Operating margin for the six months ended July 2, 2016 improved from 4.1% to 8.0%, which was attributable to the following:

Operating margin—2015	4.1%
Gross margin(1)	3.1%
General and administrative	0.7%
Other	0.1%

Operating margin—2016	8.0%

(1)
The operating margin improvement in the East segment was partially due to a shift in product mix, increased organic volumes and price improvements across the segment's markets. As shown in the table above, gross revenue from aggregates was 41.4% of the East segment's total gross revenue in the six months ended July 2, 2016, compared to 34.9% in the six months ended June 27, 2015. Gross revenue from paving and related services, which generally has lower operating margins than materials and products, was 27.9% of total gross revenue in the six months ended July 2, 2016, compared to 39.7% in the six months ended June 27, 2015. Our business includes a significant amount of fixed costs and, as a result, volume growth across the East segment's lines of business resulted in an improvement in gross margin.

  Cement Segment

	Six months ended
(in thousands)	July 2, 2016	June 27, 2015	Variance
Net revenue	$113,605	$48,185	135.8%
Operating income	24,000	3,850	523.4%
Operating margin	21.1%	8.0%
Adjusted EBITDA	38,564	12,343	212.4%

        Net revenue in the Cement segment increased $65.4 million in the six months ended July 2, 2016, primarily as a result of the acquisition of the Davenport Assets in July 2015. However, a significant portion of the 135.8% increase in Cement revenue in the six months ended July 2, 2016 is estimated to be a result of the acquisition of the Davenport Assets in July 2015. Gross revenue by product was as follows:

	Six months ended
(in thousands)	July 2, 2016	June 27, 2015	Variance
Revenue by product:*
Cement	101,222	41,996	59,226
Other	12,383	6,189	6,194

Total revenue	$113,605	$48,185	$65,420

*
Revenue by product includes intercompany and intracompany sales transferred at market value. Revenue from waste processing and the elimination of intracompany transactions is included in Other.

        The Cement segment's percent changes in sales volumes and pricing in the six months ended July 2, 2016 from the six months ended June 27, 2015 were as follows:

	Percentage change in
	Volume	Pricing
Cement	119.3%	10.1

        For the six months ended July 2, 2016, cement volumes and pricing increased primarily as a result of the acquisition of the Davenport Assets. With the acquisition of the Davenport Assets, we expanded our markets from Minnesota to Louisiana, which included higher-priced markets than St. Louis and Hannibal, Missouri. The net effect of volume and pricing changes on gross revenue in the six months ended July 2, 2016 was approximately $54.6 million and $4.6 million, respectively.

        The Cement segment's operating income increased $20.2 million in the six months ended July 2, 2016 and Adjusted EBITDA improved $26.2 million. Operating margin for the six months ended July 2, 2016 increased from 8.0% to 21.1%, primarily attributable to pricing improvements and operational efficiencies. The operational efficiencies have been driven by a reduction in unscheduled downtime and improved cost management and production processes.

Fiscal Year 2015 Compared to 2014

($ in thousands)	2015	2014	Variance
Net Revenue	$1,289,966	$1,070,605	$219,361	20.5%
Operating income	134,641	69,959	64,682	92.5%
Operating margin	10.4%	6.5%
Adjusted EBITDA	$287,528	$189,033	$98,495	52.1%

        Net revenue increased $219.4 million during the year ended January 2, 2016 driven by a $57.5 million increase in aggregate net revenue, $85.8 million in cement and $94.2 million from products, which was partially offset by an $18.1 million decrease in service revenue. Volumes in our aggregates, cement and ready-mix concrete lines of business all improved from both acquisitions and organic growth. Organic growth is defined as incremental revenue that was not derived from acquisitions.

        In the West segment, revenue from organic growth was $25.1 million from acquisitions. The Davenport Assets acquired in July 2015 were immediately integrated with our existing cement operations such that it is impracticable to bifurcate the $89.9 million increase in cement revenue between organic and acquisition growth. However, a significant portion of the 85.2% increase in Cement revenue is estimated to be a result of the acquisition of the Davenport Assets in July 2015.

        As a vertically-integrated company, we include intercompany sales from materials to products and from products to services when assessing the operating results of our business. We refer to revenue inclusive of intercompany sales as gross revenue. These intercompany transactions are eliminated in the consolidated financial statements. Gross revenue by line of business was as follows:

(in thousands)	2015	2014	Variance
Revenue by product:*
Aggregates	$296,960	$227,885	$69,075
Cement	181,901	94,402	87,499
Ready-mix concrete	350,554	274,970	75,584
Asphalt	292,193	278,867	13,326
Paving and related services	504,459	530,297	(25,838)

Other	(193,770)	(202,190)	8,420

Total revenue	$1,432,297	$1,204,231	$228,066

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        Gross revenue for paving and related services decreased $25.8 million for the year ended January 2, 2016, primarily as a result of decreased activity in Kansas, our exit of grading operations in Kentucky, weather delays on jobs in Texas, partially offset by increased activity in Utah. Detail of our volumes and average selling prices by product for the years ended January 2, 2016 and December 27, 2014 were as follows:

	2015		2014		Percentage Change to
	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)
Aggregates	32,297	$9.19	25,413	$8.97	27.1%	2.5%
Cement	1,733	104.94	1,049	90.01	65.2%	16.6%
Ready-mix concrete	3,406	102.92	2,814	97.72	21.0%	5.3%
Asphalt	4,359	57.67	4,271	55.62	2.1%	3.7%

(1)
Volumes are shown in tons for aggregates, cement and asphalt and in cubic yards for ready-mix concrete

(2)
Pricing is shown on a per ton basis for aggregates, cement and asphalt and on a per cubic yard basis for ready-mix concrete.

        Aggregate volumes increased in each of our five key states, Texas, Kansas, Utah, Missouri and Kansas as well as at our operations in British Columbia, Canada, which was acquired in September 2014. All of the 2014 and 2015 acquisitions in the West and East segments contributed to the growth in aggregate volumes. Aggregates pricing improved 2.5% despite the effects from the U.S./Canadian exchange rate. Absent the effect of foreign currency fluctuations, aggregates pricing would have increased 3.9% for the year ended January 2, 2016.

        Our cement volumes increased as a result of the July 2015 acquisition of the Davenport Assets and prices increased as a result of an improved market and a higher proportion of sales to low-volume customers. Ready-mix concrete volumes were positively affected by the 2014 acquisitions in Texas and, to a lesser extent, in Kansas, and prices increased as a result of the improved cement pricing. Asphalt volumes and prices increased from the comparable periods. In 2014, asphalt volumes included a higher percentage of base materials, which is thicker than intermediate or surface mix and has a lower selling price per ton. The increased pricing was largely due to a shift in product mix. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in 2015 was approximately $196.1 million and $49.4 million, respectively.

        Operating margin for the year ended January 2, 2016 increased from 6.5% to 10.4%, which was attributable to the following:

Operating margin—2014	6.5%
IPO Costs(1)	(2.2)%
Gross margin(2)	4.6%
Gain (loss) on asset disposals(3)	2.4%
Other	(0.9)%

Operating margin—2015	10.4%

(1)
In conjunction with our March 2015 IPO, we recognized a $14.5 million charge on the modification of our share-based awards and a $13.8 million charge on the termination of a management fee agreement with our Sponsors. The management fee agreement was terminated on March 17, 2015

(2)
As noted above, gross margin improved primarily due to a shift in product mix. Our acquisitions in 2015 and 2014 were primarily materials and products businesses. As a result, and as shown in the table below, aggregates, cement and ready-mix concrete revenue represented 20.7%, 12.7% and 24.5%, respectively, of gross revenue during the year ended January 2, 2016 compared to 18.9%, 7.8% and 22.8%, respectively, during the year ended December 27, 2014. Gross revenue from paving and related services which generally has lower operating margins than materials and products, was 35.2% of total gross revenue during the year ended January 2, 2016 compared to 44.0% during the year ended December 27, 2014. In addition, through effective use of our purchase commitments and a year on year decline in prices, our costs associated with liquid asphalt and energy decreased $13.8 million in the year ended January 2, 2016 as compared to the year ended December 27, 2014, taking into consideration organic and acquisition-related volume increases.

(3)
In the year ended January 2, 2016, we recognized a net $23.1 million gain on asset disposals compared to a net $6.5 million loss in the year ended December 27, 2014. Included in the 2015 amount was a $16.6 million gain on the cement terminal and related assets in Bettendorf, Iowa, which were part of the purchase consideration paid to acquire the Davenport Assets.

Other Financial Information

Loss on Debt Financings

        In the year ended January 2, 2016, we recognized $71.6 million of losses associated with the: (1) March 2015 amendment to the credit agreement; (2) April 2015 $288.2 million redemption of 2020 Notes; (3) August 2015 term loan refinancing, $350.0 million issuance of 2023 notes and $183.0 million redemption of 2020 Notes; and (4) November 2015 $153.8 million redemption of 2020 Notes. The write-off of deferred financings fees and original issuance discounts and premiums and the incurrence of prepayment premiums, all associated with the redemption of the 2020 Notes, are included in the loss on debt financings.

  Income Tax Benefit

        The income tax benefit increased $18.3 million for the year ended January 2, 2016, reflective of the tax benefit associated with the loss on debt financings that was recognized in our C corporations.

Segment Results of Operations

  West Segment

($ in thousands)	2015	2014	Variance
Net Revenue	$719,485	$608,671	$110,814	18.2%
Operating income	96,498	61,882	34,616	55.9%
Operating margin	13.4%	10.2%
Adjusted EBITDA	$150,764	$102,272	$48,492	47.4%

        Net revenue in the West segment increased approximately 18.2% in 2015 due to both acquisitions and organic growth. Incremental net revenue from acquisitions totaled $85.7 million in 2015 and organic net revenue increased $25.1 million. Gross revenue by product/service was as follows:

(in thousands)	2015	2014	Variance
Revenue by product:*
Aggregates	$156,873	$105,178	$51,695
Ready-mix concrete	266,210	213,587	52,623
Asphalt	194,155	168,227	25,928
Paving and related services	315,573	296,186	19,387
Other	(128,308)	(117,462)	(10,846)
Total revenue	$804,503	$665,716	$138,787

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        Gross revenue for paving and related services increased $19.4 million in 2015, which was primarily a result of increased activity in Utah, partially offset by weather delays in Texas. The West segment's percent changes in sales volumes and pricing in 2015 from 2014 were as follows:

	Percentage change in
	Volume	Pricing
Aggregates	43.0%	4.2%
Ready-mix concrete	17.2%	6.3%
Asphalt	7.8%	7.6%

        Aggregates volumes increased across all of our markets in the West segment, Texas, Utah and British Columbia, Canada. Aggregates pricing improved 4.2% despite the effects from the U.S./Canadian exchange rate. Absent the effect of foreign currency fluctuations, aggregates pricing would have increased 6.9% for the year ended January 2, 2016. Volumes also increased in all of our West segment markets that sell ready-mix concrete (i.e., Texas and Utah). Ready-mix concrete prices increased as a result of higher cement prices in our markets.

        The increase in asphalt volumes was primarily realized in Utah and the increased asphalt pricing was largely due to a shift in product mix in Texas. In 2014, Texas asphalt volumes included a higher percentage of base materials. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in 2015 was approximately $99.1 million and $31.1 million, respectively.

        The West segment's operating income increased $34.6 million in 2015 and Adjusted EBITDA improved $48.5 million. The improvement was driven by the 2015 acquisitions of Lewis & Lewis,

LeGrand and Pelican, the inclusion of a full year of the 2014 acquisitions in the Houston and Midland/Odessa, Texas and British Columbia, Canada markets and organic volume growth.

        Operating margin for the year ended January 2, 2016 increased from 10.2% to 13.4%, which was attributable to the following:

Operating margin—2014	10.2%
Gross margin(2)	4.6%
Depreciation(2)	(2.0)%
Other	0.6%

Operating margin—2015	13.4%

(1)
The operating margin improvement in the West segment was primarily due to a shift in product mix. Our acquisitions in 2015 and 2014 were primarily materials and products businesses. As a result and as shown in the table above, gross revenue from aggregates was 19.5% of total revenue in the year ended January 2, 2016, compared to 15.8% in the year ended December 27, 2014. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 39.2% of total revenue in the year ended January 2, 2016, compared to 44.5% in the year ended December 27, 2014. In addition, through effective use of our purchase commitments and a year on year decline in prices, the West segment's costs associated with liquid asphalt and energy decreased $2.3 million in the year ended January 2, 2016 as compared to the year ended December 27, 2014, taking into consideration organic and acquisition-related volume increases.

(2)
Depreciation, depletion, amortization and accretion, as a percentage of net revenue, increased from 5.5% in 2014 to 7.5% in 2015. Investments in depreciable assets also increased, primarily as a result of the 2015 and 2014 acquisitions. In 2015, our revenue grew 14.1% from acquisitions, which exceeded the increase in depreciation expense recognized from the acquisitions.

  East Segment

($ in thousands)	2015	2014	Variance
Net Revenue	$374,997	$356,361	$18,636	5.2%
Operating income	49,445	26,663	22,782	85.4%
Operating margin	13.2%	7.5%
Adjusted EBITDA	$92,303	$73,822	$18,481	25.0%

        The East segment's net revenue increased 5.2% in 2015 due to both acquisitions and organic growth. Incremental net revenue from acquisitions totaled $22.6 million and organic net revenue decreased $4.0 million. Gross revenue by product/service was as follows:

(in thousands)	2015	2014	Variance
Revenue by product:*
Aggregates	$140,087	$122,707	$17,380
Ready-mix concrete	83,344	61,383	22,961
Asphalt	98,038	110,640	(12,602)
Paving and related services	188,886	234,111	(45,225)
Other	(79,045)	(95,899)	16,854

Total revenue	$432,310	$432,942	$(632)

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        The $45.2 million decrease in paving and related services primarily was a result of decreased activity in Kansas and our exit of grading operations in Kentucky in 2015. The East segment's percent changes in sales volumes and pricing in 2015 from 2014 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Aggregates	11.0%	2.8%
Ready-mix concrete	34.5%	2.1%
Asphalt	(7.9)%	(4.8)%

        Aggregate volumes in 2015 increased 11.0% as a result of the Buckhorn Materials acquisition on April 1, 2014 and Concrete Supply on October 3, 2014. Aggregates pricing increased as a result of an improved market and shift in product mix. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in 2015 was approximately $27.1 million and $0.6 million, respectively.

        Aggregates volumes increased across all of our markets in the East segment, Kansas, Missouri and Kentucky. Aggregates pricing increased as a result of an improved market and shift in product mix. The increase in ready-mix concrete volumes is a result of the Concrete Supply acquisition in October 2014 and a shift to concrete paving jobs in Kansas. Asphalt volumes decreased primarily due to a shift from asphalt to concrete paving jobs in Kansas. The decrease in asphalt prices reflects the decrease in liquid asphalt. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in 2015 was approximately $27.1 million and $0.6 million, respectively.

        The East segment's operating income increased $22.8 million in 2015 and Adjusted EBITDA improved $18.5 million. Operating margin for the year ended January 2, 2016 increased from 7.5% to 13.2%, which was attributable to the following:

Operating margin—2014	7.5%
Gross margin(1)	3.9%
Other	1.8%

Operating margin—2015	13.2%

(1)
The operating margin improvement in the East segment was primarily due to a shift in product mix. Our acquisitions in 2014 were primarily materials and products businesses. As a result and as shown in the table above, gross revenue from aggregates was 32.4% of total revenue in the year ended January 2, 2016, compared to 28.3% in the year ended December 27, 2014. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 43.7% of total revenue in the year ended January 2, 2016, compared to 54.1% in the year ended December 27, 2014. In addition, through effective use of our purchase commitments and a year on year decline in prices, the East segment's costs associated with liquid asphalt and energy decreased $17.9 million in the year ended January 2, 2016 as compared to the year ended December 27, 2014, taking into consideration organic and acquisition-related volume increases.

  Cement Segment

($ in thousands)	2015	2014	Variance
Net Revenue	$195,484	$105,573	$89,911	85.2%
Operating income	64,567	19,705	44,862	227.7%
Operating margin	33.0%	18.7%
Adjusted EBITDA	$74,845	$35,133	$39,712	113.0%

        Net revenue in the Cement segment increased $89.9 million in 2015 primarily as a result of the acquisition of the Davenport Assets in July 2015. The Davenport Assets were immediately integrated with our existing cement operations such that it is impracticable to bifurcate the $89.9 million increase in cement revenue between organic and acquisition growth. However, a significant portion of the 85.2% increase in Cement revenue is estimated to be a result of the acquisition of the Davenport Assets in July 2015. Gross revenue by product/service was as follows:

(in thousands)	2015	2014	Variance
Revenue by product:*
Cement	$181,901	$94,402	$87,499
Other	13,583	11,171	2,412

Total revenue	$195,484	$105,573	$89,911

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other.

        The Cement segment's percent changes in sales volumes and pricing in 2015 from 2014 were as follows:

	Percentage change in
	Volume	Pricing
Cement	65.2%	16.6

        In 2015, cement volumes and pricing increased primarily as a result of the acquisition of the Davenport Assets. With the acquisition of the Davenport Assets, we expanded our markets from Minnesota to Louisiana, which included higher-priced markets than St. Louis and Hannibal Missouri. Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue in 2015 was approximately $69.9 million and $17.7 million.

        The Cement segment's operating income increased $44.9 million in 2015 and Adjusted EBITDA improved $39.7 million. Included in operating income was a $7.2 million increase in fuel costs as a result of acquiring the Davenport Assets in July 2015. Operating margin for the year ended January 2, 2016 increased from 18.7% to 33.0%, which was attributable to the following:

Operating margin—2014	18.7%
Price improvements(1)	9.1%
Gain on disposal of Bettendorf assets(2)	8.5%
2014 curtailment gain(3)	(0.7)%
Other(4)	(2.6)%

Operating margin—2015	33.0%

(1)
Cement prices increased 16.6% in 2015, resulting in $17.7 million of additional revenue.

(2)
In the year ended January 2, 2016, we recognized a net $16.6 million gain on the cement terminal and related assets in Bettendorf, Iowa, which were part of the purchase consideration paid to acquire the Davenport Assets.

(3)
A $1.3 million curtailment benefit was recognized in 2014 related to a retiree postretirement benefit plan maintained for certain union employees at our Hannibal, Missouri cement plant, which was amended to eliminate all future retiree health and life coverage for the remaining union employees, effective January 1, 2014.

Fiscal Year 2014 Compared to 2013

($ in thousands)	2014	2013	Variance
Net revenue	$1,070,605	$824,364	$246,241	29.9%
Operating income (loss)	69,959	(47,977)	117,936	245.8%
Operating margin	6.5%	(5.8)%
Adjusted EBITDA	$189,033	$130,047	$58,986	45.4%

        Net revenue increased $246.2 million in 2014 due to a $232.6 million and $13.6 million increase in product and service revenue, respectively. We had volume growth in each of our lines of business, driven primarily by the 2014 and 2013 acquisitions and organic growth. Organic net revenue increased by $50.2 million, or 6.1%, while the remaining 23.8% of our net revenue increase, or $196.0 million, was from acquisitions. Gross revenue by product/service was as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$227,885	$159,508	$68,377
Cement	94,402	80,757	13,645
Ready-mix concrete	274,970	112,878	162,092
Asphalt	278,867	220,060	58,807
Paving and related services	530,297	478,280	52,017
Other	(202,190)	(135,282)	(66,908)
Total revenue	$1,204,231	$916,201	$288,030

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        Gross revenue for paving and related services increased $52.0 million primarily as a result of increased activity in Texas, Utah and Kansas. Detail of consolidated percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	2014		2013		Percentage Change to
	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)	Volume(1)	Pricing(2)
Aggregates	25,413	$8.97	17,488	$9.12	45.3%	(1.6)%
Cement	1,049	90.01	962	83.96	9.0%	7.2%
Ready-mix concrete	2,814	97.72	1,194	94.51	135.7%	3.4%
Asphalt	4,271	55.62	3,926	55.87	8.8%	(0.4)%

(1)
Volumes are shown in tons for aggregates, cement and asphalt and in cubic yards for ready-mix concrete

(2)
Pricing is shown on a per ton basis for aggregates, cement and asphalt and on a per cubic yard basis for ready-mix concrete.

        In the year ended December 27, 2014, volumes increased in all of our product lines. Aggregates and ready-mix concrete volumes were positively affected by our 2014 and 2013 acquisitions. The 1.6% decrease in aggregates pricing was due to lower average prices from our acquisitions, partially offset by increased pricing in our organic aggregates sales. In addition, the 3.4% increase in ready-mix concrete pricing was constrained by different pricing structures across our markets. The majority of the increase in ready-mix volumes occurred in Texas, which has lower average selling prices than our ready-mix concrete operations outside of Texas.

        Cement volumes grew 9.0% and pricing increased 7.2% due to overall price improvements and a shift in customer mix. Cement sales in 2014 included a greater percentage of low volume, or retail, sales, which generally are sold at a higher price than sales to high-volume customers. Customer mix varies each year based on demand in the applicable markets. Asphalt volumes increased 8.8% and pricing decreased slightly by 0.4%, due to product mix and despite an increase in underlying prices. Asphalt sales in 2014 included a greater percentage of asphalt base mix, which is thicker than intermediate or surface mix, and has a lower selling price per ton. Prior to eliminations, the net effect of the volume and pricing changes on revenue was approximately $286.1 million and $16.8 million, respectively.

        In 2014, operating income increased $117.9 million and Adjusted EBITDA increased $59.0 million as a result of the increase in net revenue discussed above and the improvement in operating margin from (5.8)% to 6.5%. The increase in operating margin was primarily attributable to the following:

Operating margin—2013	(5.8)%
2013 Goodwill impairment(1)	6.4%
G&A(2)	3.1%
Depreciation, depletion, amortization and accretion(3)	0.6%
Transaction costs(4)	(0.3)%
Other(5)	2.5%

Operating margin—2014	6.5%

(1)
In 2013, we recognized $68.2 million of goodwill impairment charges. Approximately $53.3 million and $14.9 million of the goodwill impairments charges were recognized in our West (Utah) and East (Kentucky) regions, respectively. The goodwill impairment was a result of a decline in the estimated fair value of certain reporting units caused by uncertainties in the timing of a sustained recovery in the Utah and Kentucky construction markets

Revenue generated from the Utah-based operations declined 7.2% from $204.1 million in 2012 to $189.4 million in 2013, compared to $215.1 million, or an 5.4% increase, adjusted for acquisitions, that was assumed in the 2012 goodwill impairment analysis. The Utah operations incurred an operating loss of $4.5 million, excluding the goodwill impairment charge, and $13.3 million in 2013 and 2012, respectively, demonstrating an improvement in operating loss, but not yet earning operating income. The fair value estimates used in this assessment were dependent upon assumptions and estimates about the future profitability and other financial metrics of our reporting units, as well as relevant financial data, recent transactions and market valuations of comparable public companies. The increase in cash flows from 2012 to 2013 projected in the 2012 goodwill analysis assumed that an increase in housing permits and infrastructure spending in Utah would result in increased revenue for our operations. However, our revenue, and the private construction and public infrastructure spending, did not increase as projected. In the 2013 goodwill analysis, we assumed that an economic recovery in this market would be delayed beyond 2014, which resulted in a decrease in the overall valuation of the Utah operations. Subsequent to the 2013 goodwill analysis, management determined that certain cost savings measures would be required for 2014, including a reduction in G&A. Any benefits from such cost reductions were not assumed in the 2013 goodwill analysis, as they had not been fully quantified when it was completed. During the year ended December 27, 2014, the Utah-based operations' earnings exceeded the 2014 full year earnings that were forecast in the 2013 goodwill analysis. This earnings improvement was driven by $11.5 million of G&A reductions, which was primarily a result of a 20% headcount reduction of Utah's G&A operations and a $4.4 million loss on the disposition of certain assets in Colorado that was recognized in 2013. We believe that the risk of additional impairment of the $36.6 million of the Utah operation's remaining goodwill is low given that the 2013 analysis assumed a delayed market recovery and did not take into consideration cost cutting measures that could be, and were, implemented in 2014.

The operating loss in the East segment, which is the Kentucky reporting unit, improved from a loss of $0.2 million in 2012 to approximately break-even in 2013, excluding the goodwill impairment charge. An operating loss was incurred despite a 15.2% increase in revenue. We had expected revenue growth from public infrastructure projects to exceed that which has been realized and is expected in the near term. We also had expected operating income improvements at a greater rate than was projected at the time the 2013 goodwill analysis was performed.

  After recognizing these impairment charges, the goodwill attributable to the Utah and Kentucky reporting units was $36.6 million and zero, respectively. We do not believe material uncertainty that could result in an additional impairment charge exists in these reporting units.

(2)
G&A, as a percentage of net revenue, declined from 17.2% in 2013 to 14.1% in 2014. During 2013, we invested in our infrastructure (finance, information technology, legal and human resources), which resulted in slower growth in G&A in 2014, as compared to the growth in net revenue. In addition, we incurred a $4.4 million loss on the disposition of certain assets in Colorado in 2013.

(3)
Depreciation, depletion, amortization and accretion, as a percentage of net revenue, declined from 8.8% in 2013 to 8.2% in 2014. Increased investments in depreciable assets through either capital expenditures or business acquisitions generally increase depreciation expense, while assets being fully depreciated or disposed generally decrease depreciation expense. In 2014, our net revenue grew approximately 23.8% from acquisitions, which exceeded the percentage increase in depreciation expense recognized from the acquisitions. As a result, depreciation, depletion, amortization and accretion, as a percentage of net revenue, decreased from 2013 despite an overall increase in depreciable assets.

(4)
Transaction costs increased $4.6 million in 2014 as a result of the eight acquisitions in 2014 compared to two acquisitions in 2013.

(5)
The remaining margin improvement was primarily a result of a shift in product and customer mix. Our acquisitions in 2014 were materials and products businesses. As a result and as shown in the table above, gross revenue from aggregates and ready-mix concrete was 18.9% and 22.8%, respectively, of total gross revenue in 2014 compared to 17.4% and 12.3%, respectively in 2013. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 44.0% of total revenue in 2014 compared to 52.2% in 2013.

Other Financial Information

Loss on Debt Financings

        In February 2013, we completed a repricing of our credit facilities, which provide for term loans in an aggregate amount of $422.0 million and revolving credit commitments in an aggregate amount of $150.0 million (the "senior secured credit facilities"), which reduced our stated term-loan interest rate by 1.0% and provided additional borrowing capacity of $25.0 million. As a result of the repricing, we recognized a loss of $3.1 million for related bank fees. We did not refinance our debt in 2014.

Segment Results of Operations

  West Segment

($ in thousands)	2014	2013	Variance
Net revenue	$608,671	$394,933	$213,738	54.1%
Operating income (loss)	61,882	(47,476)	109,358	230.3%
Operating margin	10.2%	(12.0)%
Adjusted EBITDA	$102,272	$42,300	$59,972	141.8%

        Net revenue in the West segment increased $213.7 million, or 54.1%, in 2014 due primarily to acquisitions and organic revenue growth. Organic revenue growth accounted for approximately 8.5%, or $33.6 million, of the increase in net revenue, and acquisitions accounted for 45.6%, or $180.1 million, of the increase in net revenue. Of the total $213.7 million net revenue increase, $198.5 million was attributable to product revenue and $15.2 million was attributable to increased service revenue, which is primarily paving and related services, but also includes certain other revenues earned. Prior to eliminations, the gross revenue changes by product/service were as follows:

(in thousands)	2014	2013	Variance
Revenue by product:*
Aggregates	$105,178	$46,645	$58,533
Ready-mix concrete	213,587	61,780	151,807
Asphalt	168,227	141,520	26,707
Paving and related services	296,186	259,630	36,556
Other	(117,462)	(83,380)	(34,082)

Total revenue	$665,716	$426,195	$239,521

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        In 2014, the West segment's aggregates, ready-mix concrete and asphalt volumes increased and pricing of aggregates improved. Ready-mix concrete pricing declined as a result of the 2014 acquisitions in Texas, as ready-mix concrete prices in the Texas markets are lower than in our markets outside of Texas. Asphalt pricing declined 0.5% due to product mix and despite an increase in underlying prices. Asphalt sales in 2014 included a greater percentage of asphalt base mix, which is thicker than intermediate or surface mix, and has a lower selling price. The West segment's percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage change in
	Volume	Pricing
Aggregates	125.8%	(0.1)%
Ready-mix concrete	247.2%	(0.3)%
Asphalt	8.0%	(0.5)%

        The West segment's operating income increased $109.4 million and operating margin improved from (12.0)% in 2013 to 10.2% in 2014. The improvement was primarily driven by the 2014 acquisitions in the Houston and Midland/Odessa Texas markets and organic volume growth. The increase in operating margin was primarily attributable to the following:

Operating margin—2013	(12.0)%
Goodwill impairment(1)	8.8%
G&A(2)	6.0%
Depreciation, depletion, amortization and accretion(3)	0.7%
Other(4)	6.7%

Operating margin—2014	10.2%

(1)
A $53.3 million goodwill impairment charge in 2013 from a decline in the estimated fair value of our reporting unit based in Utah caused by uncertainties in the timing of a sustained recovery in the Utah construction market.

(2)
G&A, as a percentage of net revenue, declined from 16.9% to 10.9% in 2014. During 2014, we reduced G&A in the Utah-based operations by $11.8 million, which was primarily a result of a 20% headcount reduction of Utah's G&A operations and $4.4 million loss in 2013 on the disposition of certain assets in Colorado. These G&A reductions were partially offset by increases resulting from the 2014 acquisitions in the West segment

(3)
Depreciation, depletion, amortization and accretion, as a percentage of net revenue, declined from 6.1% to 5.5% in 2014. In 2014, our net revenue grew approximately 45.6% from acquisitions, which exceeded the percentage increase in depreciation expense recognized from the 2014 acquisitions. As a result, depreciation, depletion, amortization and accretion increased at less of a rate than revenue.

(4)
The remaining margin improvement was primarily a result of a shift in product and customer mix. Our acquisitions in 2014 were materials and products businesses. As a result and as shown in the table above, gross revenue from aggregates and ready-mix concrete was 15.8% and 32.1%, respectively, of total gross revenue in 2014 compared to 10.9% and 14.5%, respectively in 2013. Gross revenue from paving and related services, which generally has lower operating margins than the materials and products, was 44.5% of total gross revenue in 2014 compared to 60.9% in 2013.

  East Segment

($ in thousands)	2014	2013	Variance
Net revenue	$356,361	$337,727	$18,634	5.5%
Operating (loss) income	(26,663)	4,210	22,453	533.3%
Operating margin	7.5%	1.2%
Adjusted EBITDA	$73,822	$67,146	$6,676	9.9%

        The East segment's net revenue increased $18.6 million, or 5.5%, in 2014 due primarily to organic revenue growth and acquisitions. Organic growth accounted for approximately $2.7 million of the increase in 2014, and incremental net revenue from acquisitions accounted for approximately $15.9 million in 2014. Of the total $18.6 million net revenue increase, $20.4 million was attributable to increased product revenue offset by $(1.8) million of decreased service revenue, which is primarily paving and related services. The $15.5 million increase in paving and related services was primarily driven by increased demand for our services in Kansas. Prior to eliminations, the gross revenue changes by product/service were as follows:

(in thousands)	2015	2014	Variance
Revenue by product:*
Aggregates	$122,707	$112,863	$9,844
Ready-mix concrete	61,383	51,098	10,285
Asphalt	110,640	78,540	32,100
Paving and related services	234,111	218,650	15,461
Other	(95,899)	(62,849)	(33,050)

Total revenue	$432,942	$398,302	$34,640

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

        The East segment's percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage change in
	Volume	Pricing
Aggregates	6.9%	1.7%
Ready-mix concrete	10.3%	8.8%
Asphalt	10.2%	(0.3)%

        In 2014, volumes increased among all of the East segment's product lines. The increase in aggregates and asphalt volumes were due to strong, primarily organic, demand in our Kansas markets. Ready-mix concrete volumes increased primarily as a result of the October 2014 acquisition of Concrete Supply. Aggregate and Ready-mix concrete product pricing increased, while asphalt pricing declined due to a change in product mix.

        In 2014, the East segment's operating income increased $22.5 million and Adjusted EBITDA increased $6.7 million as a result of an increase in operating margin from 1.2% in 2013 to 7.5% in 2014. The increase in operating margin was primarily attributable to the following:

Operating margin—2013	1.2%
Goodwill impairment(1)	4.2%
G&A(2)	4.8%
Other	(2.7)%

Operating margin—2014	7.5%

(1)
In 2013, we recognized a $14.9 million goodwill impairment charge from a decline in the estimated fair value of the reporting unit caused by uncertainties in the timing of a sustained recovery in the Kentucky construction market.

(2)
G&A, as a percentage of net revenue, declined from 17.7% to 12.9% in 2014, primarily as a result of losses on assets identified for sale in 2013 as we sold underutilized equipment attained through various acquisitions.

Cement Segment

($ in thousands)	2015	2014	Variance
Net Revenue	$105,573	$91,704	$13,869	15.1%
Operating income	19,705	20,829	(1,124)	(5.4)%
Operating margin	18.7%	22.7%
Adjusted EBITDA	$35,133	$36,647	$(1,514)	(4.1)%

        Net revenue in the Cement segment grew organically by $13.9 million, or 15.1%, in 2014. Of the total $13.9 million net revenue increase, $13.7 million was attributable to increased product revenue (i.e., sales of cement) and $0.2 million was attributable to increased service revenue (i.e., processing of hazardous and non-hazardous waste for use as an alternative fuel at the cement plants). Prior to eliminations, the net effect of the volume and pricing changes on gross revenue was approximately $7.6 million and $6.1 million, respectively. The Cement segment's percent changes in sales volumes and pricing in 2014 from 2013 were as follows:

	Percentage Change in
	Volume	Average Selling Price
Cement	9.0%	7.2%

        In 2014, cement volumes increased 9.0% and prices increased 7.2% due to overall price improvements and a shift in customer mix. Customer mix varies each year based on demand in the applicable markets. In 2014, cement sales in 2014 included a greater percentage of low volume, or retail, sales, which generally are sold at a higher price than sales to high-volume customers.

        The Cement segment's operating income decreased $1.1 million and Adjusted EBITDA decreased $1.5 million as a result of a decrease in operating margin from 22.7% in 2013 to 18.7% in 2014. The decrease in operating margin was primarily attributable to the following:

Operating margin—2013	22.7%
Curtailment benefit(1)	1.2%
2013 charge to remove barge from waterway(2)	0.9%
Depreciation, depletion, amortization and accretion(3)	(1.4)%
Cement production costs/plant repairs(4)	(3.1)%
Other	(1.6)%

Operating margin—2014	18.7%

(1)
A $1.3 million curtailment benefit was recognized in 2014 related to a retiree postretirement benefit plan maintained for certain union employees at our Hannibal, Missouri cement plant, which was amended to eliminate all future retiree health and life coverage for the remaining union employees, effective January 1, 2014.

(2)
A $1.8 million charge was recognized in 2013 to remove a sunken barge from the Mississippi River. No charges for the barge removal were recognized in 2014.

(3)
During 2014, we completed construction of an underground mine at the Hannibal, Missouri site and began recognizing depreciation on it. As a result, depreciation, depletion, amortization and accretion, as a percentage of net revenue, increased from 12.9% in 2013 to 14.3% in 2014.

(4)
During 2014, we recognized $3.3 million of additional repair and maintenance and production costs at our Hannibal, Missouri cement plant as compared to 2013.

Liquidity and Capital Resources

        Our primary sources of liquidity include cash on-hand, cash provided by operations, amounts available for borrowing under our senior secured credit facilities and capital-raising activities in the debt and capital markets. See "Description of Other Indebtedness." As of July 2, 2016, we had $8.2 million in cash and cash equivalents and $176.7 million of working capital compared to $185.4 million and $259.5 million, respectively, at January 2, 2016. Working capital is calculated as current assets less current liabilities. There were no restricted cash balances as of July 2, 2016 or January 2, 2016. Our remaining borrowing capacity on our senior secured revolving credit facility was $195.4 million as of July 2, 2016, which is net of $14.0 million of outstanding borrowings and $25.6 million of outstanding letters of credit, and is fully available to us within the terms and covenant requirements of our credit agreement.

        Given the seasonality of our business, we typically experience significant fluctuations in working capital needs and balances throughout the year. Our working capital requirements generally increase during the first half of the year as we build up inventory and focus on repair and maintenance and other set-up costs for the upcoming season. Working capital levels then decrease as the construction season winds down and we enter the winter months, which is when we see significant inflows of cash from the collection of receivables. For example, net cash used for operating activities in the six months ended June 27, 2015 was $80.2 million, compared to full year 2015 net cash provided by operating activities of $98.2 million. Net cash used for operating activities in the six months ended months ended July 2, 2016 was $26.5 million.

        We believe we have access to sufficient financial resources from our liquidity sources to fund our business and operations, including contractual obligations, capital expenditures and debt service obligations, for at least the next twelve months. Our growth strategy contemplates future acquisitions for which we believe we have sufficient access to capital.

        As market conditions warrant, we and our equity holders, including our Sponsors and members of our management, may from time to time seek to purchase our outstanding debt securities or loans, including Senior Notes and borrowings under our senior secured credit facilities. Such transactions could be privately negotiated, open market transactions, tender offers or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may equate to a substantial amount of a particular class or series of debt, which may reduce the trading liquidity of such class or series.

Indebtedness

        Please refer to "Description of Other Indebtedness" and the notes to the consolidated interim financial statements found elsewhere in this prospectus for detailed information regarding our long-term debt and senior secured revolving credit facility, scheduled maturities of long-term debt and affirmative and negative covenants. Among other things, we are required to maintain a consolidated first lien net leverage ratio that is no greater than 4.75 to 1.00. Our first lien net leverage ratio, for purposes of this maintenance requirement, is calculated following each quarter based on information for the most recently ended four fiscal quarters for which internal financial information is available by dividing our consolidated first lien net debt as of the end of such period by our consolidated EBITDA for such period. Consolidated EBITDA for purposes of our senior secured credit facility is calculated in accordance with our presentation of Further Adjusted EBITDA below.

        For the twelve months ended July 2, 2016 and January 2, 2016, our consolidated first lien net leverage ratio was 1.92 to 1.00 based on consolidated first lien net debt of $690.8 million and $506.2 million as of July 2, 2016 and January 2, 2016, respectively, divided by Further Adjusted

EBITDA of $360.0 million and $308.0 million for the twelve months ended July 2, 2016 and January 2, 2016, respectively. As of July 2, 2016 and January 2, 2016, we were in compliance with all debt covenants.

        The following table sets forth a reconciliation of our net income (loss) to Adjusted EBITDA and Further Adjusted EBITDA for the periods indicated. Adjusted EBITDA and Further Adjusted EBITDA are not U.S. GAAP measures and should not be considered in isolation, or as a substitute for our results as reported under U.S. GAAP.

	Twelve Months Ended(a)	Six Months Ended		Year ended
(in thousands)	July 2, 2016	July 2, 2016	June 27, 2015	January 2, 2016	December 27, 2014
Net income (loss)	$60,259	$(21,029)	$(79,804)	$1,484	$(6,282)
Interest expense	90.319	47,194	41,504	84,629	86,742
Income tax benefit	(17,672)	(9,222)	(9,813)	(18,263)	(6,983)
Depreciation, depletion and amortization	134,510	68,938	52,749	118,321	86,955

EBITDA	$267,416	$85,881	$4,636	$186,171	$160,432

Accretion	1,469	830	763	1,402	871
IPO/Legacy equity modification costs	24,751	24,751	28,296	28,296	—
Loss on debt financings	39,959	—	31,672	71,631	—
Discontinued operations(b)	(1,657)	—	(758)	(2,415)	(71)
Acquisition transaction expenses(c)	5,385	3,606	7,740	9,519	8,554
Management fees and expenses(d)	—	—	1,046	1,046	4,933
Non-cash compensation(e)	7,944	5,065	2,569	5,448	2,235
(Gain) loss on disposal and impairment of assets(f)	(16,561)	—	—	(16,561)	8,735
Other(g)	5,170	3,008	829	2,991	3,344

Adjusted EBITDA	$333,876	$123,141	$76,793	$287,528	$189,033

EBITDA for certain completed acquisitions(h)	26,141	2,147	(3,544)	20,450	23,105

Further Adjusted EBITDA	$360,017	$125,288	$73,249	$307,978	$212,138

(a)
The statement of operations data for the twelve months ended July 2, 2016, which are unaudited, have been calculated by subtracting the data for the six months ended June 27, 2015 from the data for the year ended January 2, 2016, and adding the data for the six months ended July 2, 2016. This presentation is not in accordance with U.S. GAAP. However, we use trailing four fiscal quarter financial data to test compliance with covenants under our senior secured credit facilities.

(b)
Represents certain concrete paving operations and railroad construction and repair operations that we have exited.

(c)
Represents the transaction expenses associated with past acquisitions and probable acquisitions, consisting primarily of accounting, legal, valuation and financial advisory fees for the acquisitions.

(d)
Represents certain fees paid and expenses reimbursed to affiliates of our Sponsors. See "Certain Relationships and Related Transactions and Director Independence—Transaction and Management Fee Agreement."

(e)
Represents non-cash equity-based compensation granted to employees.

(f)
Represents the net (gain) loss recognized on assets identified for disposal.

(g)
Includes non-recurring or one time income and expense items that were incurred outside normal operating activities such as integration costs, unrealized currency gains and losses and interest, tax and depreciation on unconsolidated joint ventures and "costs of" strategic initiatives we put in place, including costs incurred to finance effectiveness improvements and information technology start-up costs. We cannot assure you that we will achieve the synergies that we anticipate achieving in connection with these strategic initiatives.

(h)
The adjustment for the twelve months ended July 2, 2016 represents the EBITDA from June 28, 2015 to the respective dates of acquisition for Davenport Assets, LeGrand, Pelican, AMC, Boxley, Sierra and the Oldcastle Assets. The adjustment for the year ended January 2, 2016 represents the EBITDA from December 28, 2014 to the respective dates of acquisition for the Lewis & Lewis, Davenport Assets and LeGrand acquisitions. The adjustment for the year ended December 27, 2014 represents the EBITDA for the period from December 29, 2013 to the respective dates of acquisition for the Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions.

        At July 2, 2016 and January 2, 2016, $1,543.5 million and $1,296.8 million, respectively, of total debt, without giving effect to original issuance discount, were outstanding under our respective debt agreements. Summit LLC has senior secured credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the "Senior Secured Credit Facilities"). Summit LLC's domestic wholly-owned subsidiary companies are named as guarantors of the 2022 notes and the 2023 notes (collectively, the "Senior Notes") and the Senior Secured Credit Facilities. Certain other partially-owned subsidiaries, and the wholly-owned Canadian subsidiary, Mainland, do not guarantee the Senior Notes or Senior Secured Credit Facilities. Summit LLC has pledged substantially all of its assets as collateral for the Senior Secured Credit Facilities.

        On March 8, 2016, the Issuers issued $250.0 million in aggregate principal amount of 8.500% senior notes due April 15, 2022. The 2022 notes were issued at par and interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year commencing on October 15, 2016. The net proceeds of the 2022 Notes were used to fund the Boxley acquisition, replenish cash used for the AMC acquisition and the expenses incurred therewith.

        In 2015, the Issuers issued $650.0 million aggregate principal amount of 2023 notes due July 15, 2023 under an indenture dated as of July 8, 2015—$350.0 million on July 8, 2015 and $300.0 million on November 19, 2015. The July issuance of the 2023 notes was issued at par and the November add-on was issued at a discount. Interest on the 2023 notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2016.

        In 2015, $625.0 million aggregate principal amount of the 2020 Notes were redeemed—$288.2 million in April 2015 using proceeds from the IPO, $183.0 million in August 2015 and $153.8 million in December 2015.

        On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the "Refinancing"). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under our senior secured credit facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under our term loan facility from $422.0 million to $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the amended and restated credit agreement that governs the Senior Secured Credit Facilities).

        We used the net proceeds from the 2023 notes and the Refinancing to finance the initial $370.0 million cash purchase price for the Davenport Acquisition, to refinance our existing senior secured term loan facility, to redeem $183.0 million aggregate principal amount of the outstanding 2020 notes and to pay related fees and expenses.

Cash Flows

        The following table summarizes our net cash used for and provided by operating, investing and financing activities and our capital expenditures for the periods indicated:

	Six months ended		Year ended
(in thousands)	July 2, 2016	June 27, 2015	January 2, 2016	December 27, 2014	December 28, 2013
Net cash (used for) provided by:
Operating activities	$(26,500)	$(80,224)	$98,203	$79,238	$66,412
Investing activities	(377,391)	(52,593)	(584,347)	(461,280)	(111,515)
Financing activities	226,156	132,032	659,320	380,489	32,589
Cash paid for capital expenditures	$(91,669)	$(43,379)	$(88,950)	$(76,162)	$(65,999)

Operating Activities

        During the six months ended July 2, 2016, cash used in operating activities was $26.5 million primarily as a result of:

  •
  Net loss of $20.5 million, adjusted for $91.9 million of non-cash expenses, including $75.7 million of depreciation, depletion, amortization and accretion and $29.8 million of share-based compensation.

  •
  Additional investment in inventory of $27.9 million consistent with the seasonality of our business for which our inventory levels typically increase in the first half of the year in preparation for the upcoming season.

  •
  $80.0 million of accounts receivable (billed and unbilled) as a result of the seasonality of our business. The majority of our sales occur in the spring, summer and fall and we typically incur an increase in accounts receivable (net billed and unbilled) during the second and third quarters of each year. This amount is typically converted to cash in the fourth and first quarters.

  •
  The timing of payments associated with accounts payable and accrued expenses added $20.0 million of cash, which is consistent with the seasonality of our business whereby we build-up inventory levels and incur repairs and maintenance costs to ready the business for increased sales volumes in the summer and fall. These costs are typically incurred in the second quarter and paid in the third. In addition, we made $34.1 million of interest payments in the six months ended July 2, 2016.

        During the six months ended June 27, 2015, cash used in operating activities was $80.2 million primarily as a result of:

  •
  Net loss of $79.5 million, adjusted for $64.7 million of non-cash expenses, including $56.8 million of depreciation, depletion, amortization and accretion and $17.0 million of share-based compensation expense.

  •
  $16.6 million utilized to increase inventory consistent with the seasonality of our business.

  •
  $8.1 million associated with the timing of accounts payable and accrued expenses, which reflects $49.3 million of interest payments. Absent the effect of interest payments, accounts payable and accrued expenses would have contributed to operating cash flow by $4.5 million, which is consistent with the seasonality of our business.

  •
  36.0 million of increased accounts receivable (billed and unbilled) as a result of the seasonality of our business. The majority of our sales occur in the spring, summer and fall and we typically incur an increase in accounts receivable (net billed and unbilled) during the second and third quarters of each year. This amount is typically converted to cash in the fourth and first quarters.

        During the year ended January 2, 2016, cash provided by operating activities was $98.2 million primarily as a result of:

  •
  Net income of $2.4 million, adjusted for $89.6 million of non-cash expenses, including $124.1 million of depreciation, depletion, amortization and accretion and $19.9 million of share-based compensation expense, partially offset by $23.1 million of net gain on asset disposals.

  •
  $10.5 million of proceeds from improved collections of accounts receivable (billed and unbilled).

  •
  Approximately $18.6 million as a use of cash associated with the timing of accounts payable and accrued expense payments, including a $12.9 million decrease in interest payable as the 2015 year-end interest payment was made in fiscal 2015. We made $89.1 million of interest payments in 2015, which included $56.4 million of prepayment premiums on the 2020 Notes, which were redeemed in 2015.

        During the year ended December 27, 2014, cash provided by operating activities was $79.2 million primarily as a result of:

  •
  A net loss of $6.3 million, adjusted for $97.3 million of non-cash expenses, including $95.5 million of depreciation, depletion, amortization and accretion.

  •
  An increase in accounts receivable of $10.4 million due to favorable weather in the fourth quarter. With the seasonality of our business, the majority of our sales typically occur in the spring, summer and fall resulting in an increase in accounts receivable in the second and third quarters, which is generally collected in the fourth and first quarters. However, revenue in the fourth quarter of 2014 exceeded revenue in the comparable period of 2013, which drove an increase in accounts receivable as of December 27, 2014.

  •
  Approximately $5.3 million of costs incurred related to accounting, legal and other services associated with the Registration Statement on Form S-1 filed by Summit Inc. In conjunction with the initial public offering by Summit Inc., Summit LLC became an indirect non-wholly owned subsidiary of Summit Inc.

  •
  Accrued liabilities contributing $13.3 million, primarily related to a $15.2 million increase in accrued interest as a result of the 2014 issuances of $375.0 million of senior notes. We made $64.1 million of interest payments in the year ended December 27, 2014.

        During the year ended December 28, 2013, cash provided by operating activities was $66.4 million primarily as a result of:

  •
  A net loss of $103.7 million, adjusted for non-cash expenses, including $79.1 million of depreciation, depletion, amortization and accretion, a $68.2 million goodwill impairment charge and $12.4 million from net losses on asset disposals.

  •
  Collection of accounts receivable providing $9.9 million of additional cash due to an increased focus on processing billings and collecting on outstanding receivables.

Investing Activities

        During the six months ended July 2, 2016, cash used for investing activities was $377.4 million, of which $296.7 million related to the acquisitions of AMC, Boxley Sierra and the Oldcastle Assets and $91.7 million was invested in capital expenditures, which was partially offset by $9.4 million of proceeds from asset sales.

        During the six months ended June 27, 2015, cash used for investing activities was $52.6 million, of which $43.4 million was invested in capital expenditures and $15.9 million related to the acquisition of Lewis & Lewis, which was partially offset by $6.0 million of proceeds from asset sales.

        During the year ended January 2, 2016, cash used for investing activities was $584.3 million, of which $510.0 million related to the 2015 acquisitions of the Davenport Assets, Lewis & Lewis, LeGrand and Pelican. In addition, we invested $89.0 million in capital expenditures, partially offset by $13.1 million of proceeds from asset sales.

        During the year ended December 27, 2014, cash used for investing activities was $461.3 million, $397.9 million of which related to the Alleyton, Troy Vines, Buckhorn Materials, Canyon Redi-Mix, Mainland, Southwest Ready Mix, Colorado County S&G and Concrete Supply acquisitions. In addition, we invested $76.2 million in capital expenditures, partially offset by $13.4 million of proceeds from asset sales.

        During the year ended December 28, 2013, cash used for investing activities was $111.5 million, of which $61.6 million related to the April 1, 2013 acquisitions of certain Lafarge assets in and around Wichita, Kansas and Westroc. In addition, we invested $66.0 million in capital expenditures, offset by $16.1 million of proceeds from asset sales.

Financing Activities

        During the six months ended July 2, 2016, cash provided by financing activities was $226.2 million, which was primarily composed of $246.3 million of proceeds from the 2022 Notes, net of fees, and $14.0 million of borrowings from our revolving credit facility. We made $23.2 million of payments on acquisition related liabilities, and $5.1 million in debt issuance costs.

        During the six months ended June 27, 2015, cash provided by financing activities was $132.0 million, which was primarily composed of $460.0 million of proceeds from Summit Inc.'s IPO. Summit Inc. sold 25.6 million shares of Class A common stock in the first quarter of 2015, receiving $424.0 million of proceeds, net of underwriter and other issuance costs. Summit Inc. utilized $35.0 million of the proceeds for the purchase of the noncontrolling interest of Continental Cement. The remaining proceeds were contributed to Summit LLC to redeem $288.2 million aggregate principal amount of then outstanding 2020 Notes at a redemption price equal to par plus an applicable premium of $38.2 million and $5.2 million of accrued and unpaid interest. We also made $12.0 million of payments on acquisition related liabilities and paid $5.1 million in debt issuance costs.

        During the year ended January 2, 2016, cash provided by financing activities was $659.3 million, which was primarily composed of the following:

  •
  $507.8 million of capital contributions by members;

  •
  less $12.9 million of equity issuance fees;

  •
  plus $648.1 million of proceeds from issuance of the 2023 notes;

  •
  plus $231.1 million of net proceeds from refinancing of our term loan under the senior secured credit facilities;

  •
  less $625.0 million to redeem the outstanding 2020 notes;

  •
  less $14.2 million of debt issuance costs;

  •
  less $18.1 million of payments on acquisition related liabilities; and

  •
  less $46.6 million of distributions to pre-IPO owners.

        During the year ended December 27, 2014, cash provided by financing activities was $380.5 million, which was primarily composed of $363.9 million of net borrowings on debt. The Company issued $375.0 million of Senior Notes in 2014 at a premium, receiving $409.3 million of aggregate proceeds. The funds from the borrowings were primarily used to purchase Alleyton and Mainland, make payments on the revolving credit facility and for general corporate purposes. In addition, we received contributions from our sole member of $27.6 million and made $10.9 million of payments on our acquisition related liabilities.

        During the year ended December 28, 2013, cash provided by financing activities was $32.6 million, which was primarily composed of $42.4 million in net borrowings on our revolving credit facility and proceeds from the February 2013 repricing transaction, through which our outstanding borrowings increased $25.0 million. Approximately $61.6 million of the funds from the borrowings were used on April 1, 2013 to purchase certain assets of Lafarge in and around Wichita, Kansas and all of the membership interests in Westroc. The remaining funds have been used for seasonal working capital requirements. In addition, we made $9.8 million of payments on our acquisition-related liabilities.

Cash Paid for Capital Expenditures

        We expended approximately $91.7 million in capital expenditures in the six months ended July 2, 2016 compared to $43.4 million in the six months ended June 27, 2015. The 2016 capital expenditures were primarily composed of plant upgrades and rolling stock.

        We estimate that we will invest between $150.0 million and $170.0 million in capital expenditures in 2016, which we have funded or expect to fund through cash on hand, cash from operations, outside financing arrangements and available borrowings under our revolving credit facility. In 2016, we expect to invest in Texas, including approximately $23.7 million on new aggregate and ready-mix concrete plants near Houston, $7.3 million on an aggregate plant upgrade near Austin and the completion of a new asphalt plant in San Antonio. We also plan to invest approximately $7.5 million on upgrades to our aggregate plants in Kentucky and South Carolina.

        In 2015, we expended approximately $89.0 million compared to $76.2 million in 2014. In 2015, we invested approximately $7.2 million on the installation of a new asphalt plant in Texas and $2.8 million on the expansion of a sand and gravel plant in Kansas.

        We expended approximately $76.2 million in 2014 compared to $66.0 million in 2013. Of this increase, it included continued development of an underground mine to extract limestone on our Hannibal, Missouri property where our cement plant is located ($6.3 million), which was substantially completed in 2014, $2.6 million of land purchases in Kansas and Kentucky and various other pieces of equipment and rolling stock.

Contractual Obligations

        The following table presents, as of January 2, 2016, our obligations and commitments to make future payments under contracts and contingent commitments (in thousands).

Contractual Obligations	Total	2016	2017 - 2018	2019 - 2020	Thereafter
Long-term debt, including current portion	$1,296,750	$6,500	$11,375	$14,625	$1,264,250
Capital lease obligations	44,712	15,369	20,505	4,216	4,622
Operating lease obligations	21,930	6,280	8,659	4,946	2,045
Interest(1)	496,390	68,689	127,406	140,241	160,054
Acquisition-related liabilities	77,483	20,803	26,882	15,757	14,041
Royalty payments	73,584	3,963	9,266	7,956	52,399
Defined benefit plans(2)	10,553	1,851	2,582	2,621	3,499
Asset retirement obligation	56,669	3,752	5,794	2,137	44,986
Purchase commitments(3)	31,526	28,772	2,754	—	—
Other	2,260	639	1,223	398	—

Total contractual obligations	$2,111,857	$156,618	$216,446	$192,897	$1,545,896

(1)
Future interest payments were calculated using the applicable fixed and floating rates charged by our lenders in effect as of January 2, 2016 and may differ from actual results.

(2)
Amounts represent estimated future payments to fund our defined benefit plans.

(3)
Amounts represent purchase commitments entered into in the normal course of business, primarily for fuel purchases, the terms of which generally approximate one year.

        The holders of Summit Holdings' LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for tax distributions to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on our estimate of the net taxable income of Summit Holdings allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). We estimate the cash tax distribution payments to be $15.6 million in 2016 and $10.4 million in 2017. Estimating the tax distributions required under the limited partnership agreement is imprecise by its nature as the calculation depends on a variety of factors, including, but not limited to, projected taxable income of Summit Holdings and changes in ownership as a result of LP Units exchanges for shares of Summit Inc.'s Class A common stock.

Commitments and Contingencies

        We are party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our consolidated financial condition, results of operations or liquidity.

        We are obligated under an indemnification agreement entered into with the sellers of Harper Contracting for the sellers' 40% ownership interests in a joint venture agreement. We have the rights to any benefits under the joint venture as well as the assumption of any obligations, but do not own equity interests in the joint venture. The joint venture incurred significant losses on a highway project in Utah, which resulted in requests for funding from the joint venture partners and, ultimately, from us.

Through January 2, 2016, we have funded $8.8 million, of which $4.0 million was funded in 2012 and $4.8 million was funded in 2011. On April 2, 2015, the Utah Department of Transportation filed suit in the Fourth District Court of Utah County, Utah against the joint venture and the parties to the joint venture seeking damages of at least $29.4 million. As of January 2, 2016 and December 27, 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management's best estimate of loss related to this matter.

        In 2013, a dispute with the sellers of Harper Contracting related to the calculation of working capital from the August 2010 acquisition was settled. The working capital dispute was submitted to binding arbitration, the outcome of which resulted in the payment of $1.9 million to the sellers. In addition, various other acquisition-related disputes with the sellers were settled for approximately $0.8 million. The total payments of $2.7 million were made in 2013. There was no material effect on 2013 earnings as a result of these settlements.

        We are obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. The terms of these firm purchase agreements generally approximate one year. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

Off-Balance Sheet Arrangements

        As of July 2, 2016, we had no material off-balance sheet arrangements.

Critical Accounting Policies

        Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period.

        On an ongoing basis, management evaluates its estimates, including those related to the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Acquisitions—Purchase Price Allocation

        We regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase our market share and/or are related to our existing markets. When an acquisition is completed, our consolidated statement of operations includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. We allocate the purchase price to the fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions and the amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and periods subsequent to a business combination.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and therefore represents an exit price. A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. We assign the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

  Level 1—Quoted prices in active markets for identical assets and liabilities.

  Level 2—Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.

  Level 3—Unobservable inputs, which includes the use of valuation models.

  Level 2 inputs are typically used to estimate the fair value of acquired machinery, equipment and land and assumed liabilities for asset retirement obligations, environmental remediation and compliance obligations and contingencies.

  Level 3 inputs are used to estimate the fair value of acquired mineral reserves, mineral interests and separately-identifiable intangible assets.

        There is a measurement period after the acquisition date during which we may adjust the amounts recognized for a business combination. Any such adjustments are based on us obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.

        We invested $510.0 million and $397.9 million in business combinations and allocated this amount to assets acquired and liabilities assumed during the years ended January 2, 2016 and December 27, 2014, respectively.

Goodwill and Goodwill Impairment

        Goodwill is tested annually for impairment and in interim periods if events occur indicating that the carrying amounts may be impaired. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Our judgments regarding the existence of impairment indicators and future cash flows are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. The estimated future cash flows are derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the affect such events might have on our reported values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse effect on our financial condition and results of operations.

        The annual goodwill test is performed by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, we are then required to perform the two-step quantitative impairment test, otherwise further analysis is not required. We also may elect not to perform the qualitative assessment and, instead, proceed directly to the two-step quantitative impairment test. The ultimate outcome of the goodwill impairment review for a reporting unit should be the same whether we choose to perform the qualitative assessment or proceed directly to the two-step quantitative impairment test.

        Under the two-step quantitative impairment test, step one of the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. We use a discounted cash flow ("DCF") model to estimate the current fair value of our reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including macroeconomic trends in the private construction and public infrastructure industries, the timing of work embedded in our backlog, our performance and profitability under our contracts, our success in securing future sales and the appropriate interest rate used to discount the projected cash flows. Most of these assumptions vary significantly among the reporting units. This discounted cash flow analysis is corroborated by "top-down" analyses, including a market assessment of our enterprise value. We believe the estimates and assumptions used in the valuations are reasonable.

        In conjunction with our annual review of goodwill on the first day of the fourth quarter, we performed the qualitative assessment for four of our reporting units. As a result of this analysis, we determined that it is more likely than not that the fair value of the four reporting units was greater than its carrying value. We performed Step 1 of the impairment test for the remaining reporting units, for which all but one had estimated fair values substantially in excess of carrying values ranging from 9% to 188%.

        One of our reporting units is based in Midland/Odessa, Texas where the economy is largely exposed to the oil and gas sector. Beginning in 2014 and continuing throughout 2015, global oil prices declined. An extended period of low oil prices could have a material adverse effect on this reporting unit. However, we are unable to predict long term macroeconomic trends. We will continue to monitor demand for our products in this market to assess whether an event occurs that indicates the carrying amount of the reporting unit may be impaired requiring a goodwill impairment analysis. We did not recognize a goodwill impairment charge on the reporting unit's $19.5 million of goodwill as of January 2, 2016. The estimated fair value of the reporting unit was 6.2% greater than its carrying value as of the date of the 2015 impairment test. The key assumptions in the impairment analysis were declining cash flows through 2018 with modest growth thereafter and an 11% discount rate.

        Our reporting unit based in Austin, Texas, where the economy has been expanding, has seen new market entrants, one of which is aggressively seeking market share. We will continue to monitor the effect of this activity to assess whether an event occurs that indicates the carrying amount of the Austin-based reporting unit may be impaired requiring a goodwill impairment analysis. We have not recognized a goodwill impairment charge on the reporting unit's $17.7 million of goodwill as of July 2, 2016. The estimated fair value of the reporting unit was 8.9% greater than its carrying value as of the date of the 2015 impairment test. The key assumptions in the impairment analysis were cash flows assuming no to moderate growth from 2015 and an 11.0% discount rate.

        As a result of the impairment test in 2013, we concluded that the book values of two of our reporting units, the Utah-based operations in the West segment and our Kentucky-based operations in the East segment exceeded their estimated fair values. For the Utah-based and Kentucky-based reporting units, we performed the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the test requires the allocation of the reporting unit's fair value to its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill is less than the carrying value, the difference is recorded as an impairment loss. Based on the results of the step two analyses, we recorded impairment charges to goodwill of $53.3 million and $14.9 million for the Utah-based and Kentucky-based region reporting units, respectively. After recognizing these impairment charges, the goodwill attributable to the Utah and Kentucky reporting units was $36.6 million and zero, respectively.

        As of July 2, 2016, we determined that no events or circumstances from June 27, 2015 through July 2, 2016 indicated that a further assessment was necessary.

Impairment of Long-Lived Assets, Excluding Goodwill

        We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. Long-lived assets are material to our total assets; as of January 2, 2016, net property, plant and equipment, represented 53.0% of total assets. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Such indicators may include deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods, among others. A one year increase or decrease in the average useful lives of our property, plant and equipment would have affected 2015 depreciation expense by ($7.1) million or $8.2 million, respectively. An impairment charge could be material to our financial condition and results of operations. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

        Fair value is determined by primarily using a cash flow methodology that requires considerable management judgment and long-term assumptions. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results.

        We consider the identification of an asset for disposal to be an event requiring evaluation of the asset's fair value. Fair value is often determined to be the estimated sales price, less selling costs. If the carrying value exceeds the fair value, then an impairment charge is recognized equal to the expected loss on disposal. Throughout 2015, we recognized $23.1 million of net gains on asset dispositions, which include a $16.6 million gain on a cement terminal included as consideration for the purchase of the Davenport Assets. The net gain on asset dispositions includes both gains and losses on disposed assets and losses on assets identified for disposition in the succeeding twelve months. The losses commonly occur because the cash flows expected from selling the asset are less than the cash flows that could be generated from holding the asset for use. Gains (losses) from asset dispositions are included in general and administrative expenses.

        The 2013 goodwill impairment recognized at two reporting units was considered to be an indication that the carrying value of long-lived assets may not be recoverable at those reporting units requiring further evaluation, despite positive cash flows in the year ended December 28, 2013 at both the Utah and Kentucky reporting units. The net book value of the long-lived assets at the Utah and Kentucky reporting units, as of the first day of the fourth quarter, was $117.3 million and $127.8 million, respectively. The evaluation indicated that the carrying value of the reporting units' long-lived assets was less than the undiscounted future cash flows, resulting in no impairment of the evaluated long-lived assets. The type of long-lived assets at the reporting units, primarily plant and equipment, when purchased new, had generally increased in value from the date the long-lived assets at these reporting units were purchased. As a result, management does not believe that there is a risk that a material impairment charge will be recognized at these reporting units in the near future and there has not been a significant impairment charge in the years ended January 2, 2016 or December 27, 2014.

        There were no changes to the useful lives of assets having a material effect on our financial condition or results of operations in 2015 or 2014.

Revenue Recognition

        We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants, and underground storage space rental.

        Revenue for product sales is recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which generally is when the product is shipped, and collection is reasonably assured. Product revenue generally includes sales of aggregates, cement and other materials to customers, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Freight and delivery charges associated with cement sales are recorded on a net basis together with freight costs within cost of sales.

        Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

        We account for revenue and earnings on our long-term paving and related services contracts as service revenue using the percentage-of-completion method of accounting. Under the percentage-of-completion method, we recognize paving and related services revenue as services are rendered. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the life of the contract based on input measures. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

        The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. No material adjustments to a contract were recognized between 2013 and the six months ended July 2, 2016.

        We recognize revenue arising from claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably and its realization is probable. In evaluating these criteria, we consider the contractual/legal basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

Mining Reclamation Obligations

        We incur reclamation obligations as part of our mining activities. Our quarry activities require the removal and relocation of significant levels of overburden to access stone of usable quantity and quality. The same overburden material is used to reclaim depleted mine areas, which must be sloped to a certain gradient and seeded to prevent erosion in the future. Reclamation methods and requirements can differ depending on the quarry and state rules and regulations in existence for certain locations. This differentiation affects the potential obligation required at each individual subsidiary. As of January 2, 2016, our undiscounted reclamation obligations totaled $36.1 million, of which 18.8% is expected to be settled within the next five years and the remaining 81.2% thereafter.

        Reclamation costs resulting from the normal use of long-lived assets, either owned or leased, are recognized over the period the asset is in use. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. The fair value is based on our estimate for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset.

        The mining reclamation reserve is based on management's estimate of future cost requirements to reclaim property at both currently operating and closed quarry sites. Costs are estimated in current dollars and inflated until the expected time of payment using a future estimated inflation rate and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity adjusted to reflect our credit rating. We review reclamation obligations at least every three years for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment to an existing mineral lease. Examples of events that would cause a change in the estimated settlement date include the acquisition of additional reserves or early or delayed closure of a site. Any affect to earnings from cost revisions is included in cost of revenue.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. Our operations are highly dependent upon the interest rate-sensitive construction industry as well as the general economic environment. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs. Management has considered the current economic environment and its potential effect to our business. Demand for materials-based products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if an economic recession causes delays or cancellations to capital projects. Additionally, in preceding years, declining tax revenue, state budget deficits and unpredictable or inconsistent federal funding have negatively affected states' abilities to finance infrastructure construction projects.

Commodity and Energy Price Risk

        We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mix concrete and asphalt paving mix production, natural gas for hot mix asphalt production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalators in most of our public infrastructure contracts limit our exposure to price fluctuations in this commodity, and we seek to obtain escalators on private and commercial contracts. Similarly, in periods of decreasing oil prices, a portion of the cost savings will be recouped by our end customers. In addition, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials. Through effective use of our purchase commitments and a year on year decline in prices, our costs associated with liquid asphalt and energy have decreased $13.8 million and $9.8 million for the year ended January 2, 2016 and the six months ended July 2, 2016, respectively, as compared to the year ended December 27, 2014 and the six months ended June 27, 2015, respectively, taking into consideration organic and acquisition-related volume increases. Decreasing oil prices also could affect demand in certain of our markets, particularly in Midland/Odessa, Texas and indirectly in Houston, Texas, which collectively represent approximately 16.9% of our consolidated revenue in 2015.

        For the year ended January 2, 2016, our costs associated with liquid asphalt and energy amounted to approximately $186.8 million. Accordingly, a 10% increase or decrease in the total cost of liquid asphalt and energy would have decreased or increased, respectively, our operating results for the year by approximately $18.7 million. However, this does not take into consideration liquid asphalt escalators in certain contracts or forward purchase commitments put into place before January 2, 2016.

Inflation Risk

        Inflation rates in recent years have not been a significant factor in our revenue or earnings due to relatively low inflation and our ability to recover increasing costs by obtaining higher prices for our products, including sale price escalators in place for most public infrastructure sector contracts. Inflation risk varies with the level of activity in the construction industry, the number, size and strength of competitors and the availability of products to supply a local market.

Foreign Currency Risk

        In 2014, we expanded our operations into Canada with the acquisition of Mainland. With this expansion, we became subject to foreign currency risk related to changes in the U.S. dollar/Canadian dollar exchange rates. A 10% adverse change in foreign currency rates from December 2015 levels would not have had a material effect on our financial condition, results of operations or liquidity.

Interest Rate Risk

        At January 2, 2016, we had $235.0 million of revolving credit commitments and $650.0 million of term loans under the Senior Secured Credit Facilities, which bear interest at a variable rate. A hypothetical 100 basis point increase in interest rates on the 2015 quarterly average outstanding revolver balance of $44.7 million would increase interest expense by $0.4 million on an annual basis.

        The interest rate on the term loans has a floor of 1.00%. The rate in effect at January 2, 2016 for one-month LIBOR was 0.42% and 0.61% for three-month LIBOR and, thus, the rate applicable to us was the floor rate of 1.00%. Therefore, a 100 basis point increase in the interest rate at January 2, 2016 would only have increased the rate from 1.00% to 1.61%, the effect of which would have been an increase of $0.5 million on annual interest expense. In 2015, our revolving credit commitments increased to $235.0 million and our term loans increased to $650.0 million with a floor of 1.00%. In the third quarter of 2015, we entered into an interest rate derivative on $200.0 million of our term loan borrowings to add stability to our interest expense and manage our exposure to interest rate movements.

        At our cement plants, we sponsored two non-contributory defined benefit pension plans for certain hourly and salaried employees and one healthcare and life insurance benefits plan for certain eligible retired employees as of the end of fiscal 2014. As of January 2014, the two pension plans had been frozen to new participants and future benefit accruals and the healthcare and life insurance benefit plan has been amended to eliminate all future retiree health and life coverage for current employees.

As a result of the acquisition of the Davenport, Iowa unit in 2015, the hourly defined benefit pension plan was amended to permit a new group of participants into the plan to accrue benefits in accordance with the terms of the collective bargaining agreement covering such Davenport employees. In addition, the company adopted two new retiree healthcare and life insurance plans to provide benefits prior to Medicare eligibility for certain salaried and hourly Davenport employees respectively. Our results of operations are affected by our net periodic benefit cost from these plans, which was $0.8 million in 2015. Assumptions that affect this expense include the discount rate and, for the pension plans only, the expected long-term rate of return on assets. Therefore, we have interest rate risk associated with these factors.

        The healthcare and life insurance benefit plans are exposed to changes in the cost of healthcare services. A one percentage-point increase or decrease in assumed health care cost trend rates would have affected the accumulated postretirement benefit obligation by approximately $1.3 million or $(1.1) million, respectively, at January 2, 2016.

 BUSINESS

Overview

        We are one of the fastest growing construction materials companies in the United States, with an 82% increase in revenue between the year ended December 31, 2011 and the year ended January 2, 2016, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Utah, Missouri and Kentucky, and cement, which we supply primarily in Missouri, Iowa and along the Mississippi River. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mix concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

        Since our first acquisition more than seven years ago, we have rapidly become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 15 cement producer and a major producer of ready-mix concrete and asphalt paving mix. Our revenue in 2015 and the six months ended July 2, 2016 was $1.4 billion and $0.7 billion, respectively, with net income (loss) for the same periods of $2.4 million and $(20.5) million, respectively. Our proven and probable aggregates reserves were 2.7 billion tons as of July 2, 2016. In the twelve months ended July 2, 2016, we sold 34.1 million tons of aggregates, 2.2 million tons of cement, 3.6 million cubic yards of ready-mix concrete and 4.3 million tons of asphalt paving mix across our more than 300 sites and plants.

        Our rapid growth achieved over the last six years has been due in large part to our acquisitions, which we funded with equity and debt financing. During this period, we witnessed a cyclical decline followed by a slow recovery in the private construction market and nominal growth in public infrastructure spending. However, the private construction market is growing in our industry and end markets. We believe we are well positioned to capitalize on this anticipated recovery to grow our business and reduce our leverage over time. As of July 2, 2016, our total indebtedness was approximately $1,557.5 million, without giving effect to original issue discount.

        The private construction market includes residential and nonresidential new construction and the repair and remodel market. According to the PCA, the number of total housing starts in the United States, a leading indicator for our residential business, is expected to grow 29% from 2017 to 2021. In addition, the PCA projects that spending in private nonresidential construction will grow 13% over the same period. The private construction market represented 59% of our revenue for the year ended January 2, 2016 and 64% for the six months ended July 2, 2016.

        Public infrastructure, which includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects, has been a relatively stable portion of government budgets providing consistent demand to our industry and is projected by the PCA to grow approximately 10% from 2017 to 2021. With the nation's infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase. Despite this projected growth, we do not believe it will be consistent across the United States, but will instead be concentrated in certain regions. The public infrastructure market represented 41% of our revenue in for the year ended January 2, 2016 and 36% for the six months ended July 2, 2016.

        In addition to the anticipated growth in our end markets, we expect higher volume and pricing in our core product categories. The PCA estimates that cement consumption will increase approximately

19% from 2017 to 2021, reflecting rising demand in the major end markets. At the same time, we believe that cement pricing will be driven higher by tightening production capacity in the United States, where the PCA projects consumption will exceed domestic cement capacity by 2017 driven by both increasing demand and by capacity constraints arising from the EPA NESHAP regulation for PC-MACT, with which compliance was required in September 2015, notwithstanding certain extensions granted to individual cement plants to September 2016.

        Historically, we have sought to supplement organic growth with acquisitions, by strategically targeting attractive, new markets or expanding in existing markets. We consider population trends, employment rates, competitive landscape, private construction outlook, public funding and various other factors prior to entering a new market. In addition to analyzing macroeconomic data, we seek to establish, and believe that we have, a top three position in our local markets, which we believe supports sustainable organic growth and attractive returns. This positioning provides local economies of scale and synergies, which benefit our pricing, costs and profitability.

        Our acquisition strategy, to date, has helped us to achieve scale and rapid growth, and we believe that significant opportunities remain for growth through acquisitions. We estimate that approximately 65% of the U.S. construction materials market is privately owned. From this group, our senior management team maintains contact with over 300 private companies. These long-standing relationships, cultivated over decades, have been the primary source for our past acquisitions and, we believe, will be a key driver of our future growth. We believe the value proposition we offer to potential sellers has made us a buyer of choice and has enabled us to largely avoid competitive auctions and instead negotiate directly with sellers at attractive valuations.

Our Business Segments

        We operate in 24 U.S. states and in British Columbia, Canada and have assets in 20 U.S. states and in British Columbia, Canada through our platforms that make up our operating segments: West; East; and Cement. The platform businesses in the West and East segments have their own management teams that report to a segment president. The segment president is responsible for overseeing the operating platform, developing growth opportunities, implementing best practices and integrating acquired businesses. Acquisitions are an important element of our strategy, as we seek to enhance value through increased scale and cost savings within local markets.

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  West Segment:  Our West segment includes operations in Texas, the Mountain states of Utah, Colorado, Idaho, Wyoming and Nevada and in British Columbia, Canada. We supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services in the West segment. As of July 2, 2016, the West segment controlled approximately 0.8 billion tons of proven and probable aggregates reserves and $456.0 million of hard assets. During the year ended January 2, 2016, approximately 56% of our revenue and 47% of our Adjusted EBITDA, excluding corporate charges, were generated in the West segment.

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  East Segment:  Our East segment serves markets extending across the Midwestern and Eastern United States, most notably in Kansas, Missouri, Kentucky, Virginia, North Carolina, South Carolina, Nebraska and Iowa where we supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services. As of July 2, 2016, the East segment controlled approximately 1.4 billion tons of proven and probable aggregates reserves and $527.6 million of hard assets. During the year ended January 2, 2016, approximately 30% of our revenue and 29% of our Adjusted EBITDA, excluding corporate charges, were generated in the East segment.

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  Cement Segment:  Our Cement segment consists of our Hannibal, Missouri and Davenport, Iowa cement plants and ten distribution terminals along the Mississippi River from Minnesota to Louisiana. The Hannibal, Missouri plant was commissioned in 2008 and is a highly efficient, technologically advanced, integrated manufacturing and distribution system strategically located

    100 miles north of St. Louis along the Mississippi River. We utilize an on-site solid and liquid waste fuel processing facility, which can reduce the plant's fuel costs by up to 50% and is one of only 12 facilities in the United States with such capabilities. In July 2015, we acquired the cement plant in Davenport, Iowa and seven distribution terminals along the Mississippi River. The Davenport cement plant primarily serves markets in Iowa, Minnesota and Wisconsin and along the Mississippi River. Our production capacity approximately doubled with the acquisition of the Davenport Assets. As of July 2, 2016, the Cement segment controlled approximately 0.5 billion tons of proven and probable aggregates reserves, which serve its cement business, and $621.4 million of hard assets. During the year ended January 2, 2016, approximately 14% of our revenue and approximately 24% of our Adjusted EBITDA, excluding corporate charges, were generated in the Cement segment.

Acquisition History

        The following table lists acquisitions we have completed since August 2009:

Company	Date of Acquisition	Segment
Hamm, Inc.	August 25, 2009	East
Hinkle Contracting Company, LLC	February 1, 2010	East
Cornejo	April 16, 2010	East
Elmo Greer & Sons, LLC	April 20, 2010	East
Continental Cement	May 27, 2010	Cement
Harshman Construction L.L.C. and Harshman Farms, Inc.	June 15, 2010	East
South Central Kentucky Limestone, LLC	July 23, 2010	East
Harper Contracting	August 2, 2010	West
Kilgore Pavement Maintenance, LLC and Kilgore Properties, LLC	August 2, 2010	West
Con-Agg of MO, L.L.C.	September 15, 2010	East
Altaview Concrete	September 15, 2010	West
EnerCrest Products, Inc.	September 28, 2010	West
RK Hall	November 30, 2010	West
Triple C Concrete, Inc.	January 14, 2011	West
Elam Construction, Inc.	March 31, 2011	West
Bourbon Limestone Company	May 27, 2011	East
Fischer Quarries, L.L.C.	May 27, 2011	East
B&B	June 8, 2011	West
Grand Junction Concrete Pipe, Inc.	June 10, 2011	West
Industrial Asphalt	August 2, 2011	West
Ramming Paving	October 28, 2011	West
Norris Quarries, LLC	February 29, 2012	East
Kay & Kay Contracting, LLC	October 5, 2012	East
Sandco Inc.	November 30, 2012	West
Lafarge-Wichita	April 1, 2013	East
Westroc	April 1, 2013	West
Alleyton	January 17, 2014	West
Troy Vines	March 31, 2014	West
Buckhorn Materials	June 9, 2014	East
Canyon Redi-Mix	July 29, 2014	West
Mainland	September 4, 2014	West
Southwest Ready Mix	September 19, 2014	West
Colorado County S&G	September 30, 2014	West
Concrete Supply	October 3, 2014	East

Company	Date of Acquisition	Segment
Lewis & Lewis	June 1, 2015	West
Davenport Assets	July 17, 2015	Cement
LeGrand	August 21, 2015	West
Pelican	December 11, 2015	West
American Materials Company	February 5, 2016	East
Boxley	March 28, 2016	East
Sierra	April 29, 2016	West
Oldcastle Assets	May 20, 2016	East
Weldon	August 8, 2016	East
Rustin	August 19, 2016	West
RD Johnson	August 26, 2016	East
Angelle Assets	August 30, 2016	Cement

Our End Markets

        Residential Construction.    Residential construction includes single family houses and multi-family units such as apartments and condominiums. Demand for residential construction is influenced by employment prospects, new household formation and mortgage interest rates. In recent years, foreclosures have resulted in an oversupply of available houses, which had dampened the demand for new residential construction in many markets in the United States. However, employment prospects have improved, foreclosure rates have decreased and demand is growing, although the rate of growth is inconsistent across the United States.

        Nonresidential Construction.    Nonresidential construction encompasses all privately financed construction other than residential structures. Demand for nonresidential construction is driven by population and economic growth. Population growth spurs demand for stores, shopping centers and restaurants. Economic growth creates demand for projects such as hotels, office buildings, warehouses and factories. The supply of nonresidential construction projects is affected by interest rates and the availability of credit to finance these projects.

        Public Infrastructure Construction.    Public infrastructure construction includes spending by federal, state and local governments for highways, bridges, airports, schools, public buildings and other public infrastructure projects. Public infrastructure spending has historically been more stable than private sector construction. We believe that public infrastructure spending is less sensitive to interest rate changes and economic cycles and often is supported by multi-year federal and state legislation and programs. A significant portion of our revenue is derived from public infrastructure projects. As a result, the supply of federal and state funding for public infrastructure highway construction significantly affects our public infrastructure end-use business.

        In the past, public infrastructure sector funding was underpinned by a series of six-year federal highway authorization bills. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. The FAST Act was signed into law on December 4, 2015 and authorizes $305 billion of funding between 2016 and 2020. It extends five years and provides funding for surface transportation infrastructure, including roads, bridges, transit systems, and the rail transportation network.

Our Competitive Strengths

        Leading market positions.    We believe each of our operating companies has a top three market share position in its local market area achieved through their respective, extensive operating histories, averaging over 35 years. We believe we are a top 10 supplier of aggregates, a top 15 producer of cement and a major producer of ready-mix concrete and asphalt paving mix in the United States by volume. We focus on acquiring companies that have leading local market positions in aggregates, which we seek to enhance by building scale with other local aggregates and downstream products and services. The construction materials industry is highly local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, we believe achieving local market scale provides a competitive advantage that drives growth and profitability for our business. We believe that our ability to prudently acquire, improve and rapidly integrate multiple businesses has enabled, and will continue to enable, us to become market leaders.

        Operations positioned to benefit from attractive industry fundamentals.    We believe the construction materials industry has attractive fundamentals, characterized by high barriers to entry and a stable competitive environment in the majority of markets. Barriers to entry are created by scarcity of raw material resources, limited efficient distribution range, asset intensity of equipment, land required for quarry operations and a time-consuming and complex regulatory and permitting process. According to the April 2014 U.S. Geological Survey, aggregates pricing in the United States had increased in 65 of the previous 70 years, with growth accelerating since 2002 as continuing resource scarcity in the industry has led companies to focus increasingly on improved pricing strategies.

        One significant factor that allows for pricing growth in periods of volume declines is that aggregates and asphalt paving mix have significant exposure to public road construction, which has demonstrated growth over the past 30 years, even during times of broader economic weakness. The majority of public road construction spending is funded at the state level through the states' respective departments of transportation. The five key states in which we operate (Texas, Kansas, Utah, Missouri and Kentucky) have funds with certain constitutional protections for revenue sources dedicated for transportation projects. These dedicated, earmarked funding sources limit the negative effect current state deficits may have on public spending. As a result, we believe our business' profitability is significantly more stable than most other building product subsectors.

        Vertically-integrated business model.    We generate revenue across a spectrum of related products and services. Approximately 80% of the aggregates used in our products and services are internally supplied. Our vertically-integrated business model enables us to operate as a single source provider of materials and paving and related services, creating cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes, optimize margin at each stage of production, foster more stable demand for aggregates through a captive demand outlet, create a competitive advantage through the efficiency gains, convenience and reliability provided to customers and enhance our acquisition strategy by allowing a greater range of target companies.

        Attractive diversity, scale and product portfolio.    We operate across 24 U.S. states and British Columbia, Canada in 40 metropolitan statistical areas. Between the year ended December 31, 2011 and the twelve months ended July 2, 2016, we grew our revenue by 96% and brought substantial additional scale and geographic diversity to our operations. A combination of increased scale and vertical integration enabled us to improve profitability with Adjusted EBITDA margins increasing 796 basis points from the year ended December 28, 2013 to the twelve months ended July 2, 2016. In the twelve months ended July 2, 2016, 29% of gross margin was derived from aggregates, 23% from the Cement segment, 35% from products and the remaining 13% from services. We have approximately 2.7 billion tons of proven and probable aggregates reserves serving our aggregates and cement business. We estimate that the useful life of our proven and probable reserves serving our aggregates and cement businesses are approximately 75 years and 270 years, respectively, based on the average production rates in 2015 and 2014.

        Our dry process cement plants in Hannibal, Missouri and Davenport, Iowa were commissioned in 2008 and 1981, respectively. These large capacity cement plants have technologically advanced manufacturing capabilities. According to PCA forecasts, consumption of cement in the United States is expected to exceed production capacity by 2019, creating opportunities for existing cement plants. Our plants are strategically located on the Mississippi River and, consequently, in 2015, approximately 58% and 26% of cement sold from the Hannibal and Davenport plants, respectively, was shipped by barge, which is generally more cost-effective than truck transport.

        Proven ability to incorporate new acquisitions and grow businesses.    We have acquired 46 businesses, successfully integrating the businesses into three segments through the implementation of operational improvements, industry-proven information technology systems, a comprehensive safety program and best in class management programs. A typical acquisition generally involves retaining the local management team of the acquired business, maintaining operational decisions at the local level and providing strategic insights and leadership directed by Tom Hill, our President and Chief Executive Officer, a 35-year industry veteran. These acquisitions have helped us achieve significant revenue growth, from $0.4 billion in 2010 to $1.4 billion in 2015.

        Experienced and proven leadership driving organic growth and acquisition strategy.    Our management team, led by Mr. Hill, has a proven track record of creating value. In addition to Mr. Hill, our management team, including corporate and segment operations managers, corporate development, finance executives and other heavy side industry operators, has extensive experience in the industry. Our management team has a track record of executing and successfully integrating acquisitions in the sector. Mr. Hill and his team successfully executed a similar consolidation strategy at another company in the industry, where Mr. Hill led the integration of 173 acquisitions worth, in the aggregate, approximately $6.3 billion, taking the business from less than $0.3 billion to $7.4 billion in sales from 1992 to 2008.

Our Business Strategy

        Capitalize on expected recovery in the U.S. economy and construction markets.    The residential and nonresidential markets are showing positive growth signs in varying degrees across our markets. The PCA forecasts total housing starts to accelerate to 1.63 million in the United States by 2021. The American Institute of Architects' Consensus Construction Forecast projects nonresidential construction to grow 5.6% in 2017. We believe that we have sufficient exposure to the residential and nonresidential end markets to benefit from a potential recovery in all of our markets. Given the nation's aging infrastructure and considering longstanding historical spending trends, we expect U.S. infrastructure investment to grow over time. We believe we are well positioned to capitalize on any such increase in investment.

        Expand local positions in the most attractive markets through targeted capital investments and bolt-on acquisitions.    We plan to expand our business through organic growth and bolt-on acquisitions in each of our local markets. Our acquisition strategy involves acquiring platforms that serve as the foundation for continued incremental and complementary growth via locally situated bolt-on acquisitions to these platforms. We believe that increased local market scale will drive profitable growth. Our existing platform of operations is expected to enable us to grow significantly as we expand in our existing markets. In pursuing our growth strategy, we believe that our balance sheet and liquidity position will enable us to acquire most of the bolt-on acquisitions and platforms that we seek to purchase, but we may also pursue larger acquisition transactions that may require us to raise additional equity capital and or debt. Consistent with this strategy, we regularly evaluate potential acquisition opportunities, including ones that would be significant to us. We cannot predict the timing of any contemplated transactions.

        Drive profitable growth through strategic acquisitions.    Our growth to a top-five U.S. construction materials company has been a result of the successful execution of our acquisition strategy and implementation of best practices to drive organic growth. Based on aggregates sales, in volumes, we believe that we are currently a top-ten player, which we achieved within five years of our first acquisition. We believe that the relative fragmentation of our industry creates an environment in which we can continue to acquire companies at attractive valuations and increase scale and diversity over time through strategic acquisitions in markets adjacent to our existing markets within the states where we currently operate, as well as into additional states as market and competitive conditions support further growth.

        Enhance margins and free cash flow generation through implementation of operational improvements.    Our management team includes individuals with decades of experience in our industry and proven success in integrating acquired businesses and organically growing operations. This experience represents a significant source of value to us that has driven Adjusted EBITDA margins up 796 basis points from the year ended December 28, 2013 to the twelve months ended July 2, 2016. These margin improvements are accomplished through proven profit optimization plans, leveraging information technology and financial systems to control costs, managing working capital, achieving scale-driven purchasing synergies and fixed overhead control and reduction. Our segment presidents, supported by our central operations, risk management and information technology and finance team, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close, which typically includes, among other things, implementation of a systematic pricing strategy and an equipment utilization analysis that assesses repair and maintenance spending, the health of each piece of equipment and a utilization review to ensure we are maximizing productivity and selling any pieces of equipment that are not needed in the business.

        Leverage vertically-integrated and strategically located operations for growth.    We believe that our vertical integration of construction materials, products and services is a significant competitive advantage that we will leverage to grow share in our existing markets and enter into new markets. A significant portion of materials used to produce our products and provide services to our customers is internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services, creating cost, convenience and reliability advantages for our customers and enabling us to capture additional value throughout the supply chain, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Our Industry

        The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mix concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to multinational corporations that offer a wide array of construction materials and services. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. As a result, the prices we charge our customers are not likely to be materially different from the prices charged by other producers in the same markets. Accordingly, our profitability is generally dependent on the level of demand for our products and our ability to control operating costs.

        Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. Funding for the existing federal transportation funding program extends through 2020. With the nation's infrastructure aging, we expect U.S. infrastructure spending to grow over the long term, and we believe we are well positioned to capitalize on any such increase.

        In addition to federal funding, highway construction and maintenance funding is also available through state, county and local agencies. Our five largest states by revenue (Texas, Kansas, Utah, Missouri and Kentucky, which represented approximately 33%, 16%, 11%, 10% and 8%, respectively, of our total revenue in 2015) each have funds whose revenue sources have certain constitutional protections and may only be spent on transportation projects

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  Texas Department of Transportation's budget from 2014 to 2016 is $25.3 billion.

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  On November 3, 2015, voters in Texas passed an additional proposition that dedicates up to $2.5 billion of the state's sales and use tax revenue to the state's highway fund beginning in 2018, and 35% of any excess revenue over $5 billion generated from the motor vehicles sales tax beginning in 2020.

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  On November 4, 2014, voters in Texas passed a proposition that is estimated to provide up to $1.7 billion of incremental funding annually to the Texas Department of Transportation. The funds must be used for construction, maintenance, rehabilitation and acquiring right-of-way for public roads.

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  Kansas has a 10-year $8.2 billion highway bill that was passed in May 2010.

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  Utah's transportation investment fund had $3.0 billion committed through 2018.

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  Missouri has an estimated $0.7 billion in annual construction funding committed to essential road and bridge programs through 2017.

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  Kentucky's biennial highway construction plan has funding of $1.9 billion from July 2016 to June 2018.

        Demand for our products is observed to have low elasticity in relation to prices. We believe this is partially explained by the absence of competitive replacement products and relatively low contribution of our products to total construction costs. We do not believe that increases in our products' prices are likely to affect the decision to undertake a construction project since these costs usually represent a small portion of total construction costs.

Aggregates

        Aggregates are key material components used in the production of cement, ready-mix concrete and asphalt paving mixes for the residential, nonresidential and public infrastructure markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock. Once extracted, processed and graded, aggregates are supplied directly to their end use or incorporated for further processing into construction materials and products, such as cement, ready-mix concrete and asphalt paving mix.

        According to the August 2016 U.S. Geological Survey, approximately 1.5 billion tons of crushed stone with a value of approximately $14.1 billion was produced in the United States in 2015, in line with the 1.4 billion tons produced in 2014. Sand and gravel production was approximately 1.0 billion tons in 2015 valued at approximately $8.0 billion, up from 988.8 million tons produced in 2014. The U.S. aggregate industry is highly fragmented relative to other building product markets, with numerous participants operating in localized markets and the top ten players controlling approximately 45% of the national market in 2014. In January 2016, the U.S. Geological Survey reported that a total of 1,430 companies operating 3,700 quarries and 82 underground mines produced or sold crushed stone in 2015 in the United States.

        Transportation costs are a major variable in determining aggregate pricing and marketing radius. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the product at the plant. As a result of the high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins. However, more recently, rising land values combined with local environmental concerns have been forcing production sites to move further away from the end-use locations.

        We believe that the long-term growth of the market for aggregates is predominantly driven by growth in population, employment and households, which in turn affects demand for nonresidential construction, including stores, shopping centers and restaurants and increases transportation infrastructure spending. In recent years, the recession and subsequent slow recovery in the United States has led to a decrease in overall private and public infrastructure construction activity. While short-term demand for aggregates fluctuates with economic cycles, the declines have historically been followed by strong recovery, with each peak establishing a new historical high.

        A significant portion of annual demand for aggregates is derived from large public infrastructure and highway construction projects. According to the Montana Contractors' Association, approximately 38,000 tons of aggregate are required to construct a one mile stretch of a typical four-lane interstate highway. Highways located in markets with significant seasonal temperature variances are particularly vulnerable to freeze-thaw conditions that exert excessive stress on pavement and lead to more rapid surface degradation. Surface maintenance repairs, as well as general highway construction, occur in the warmer months, resulting in a majority of aggregates production and sales in the period from April through November in most states.

Cement

        Portland cement, an industry term for the common cement in general use around the world, is made from a combination of limestone, shale, clay, silica and iron ore. It is a fundamental building material consumed in several stages throughout the construction cycle of residential, nonresidential and public infrastructure projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mix concrete or mortar and is an important component of other essential construction materials. Cement is sold either in bulk or in bags as branded products, depending on its final user. Few construction projects can take place without utilizing cement somewhere in the design, making it a key ingredient used in the construction industry. The majority of all cement shipments are sent to ready-mix concrete operators. The remaining shipments are directed to manufacturers of concrete related products such as block and precast. Nearly two-thirds of U.S. consumption occurs between May and November, coinciding with end-market construction activity.

        The principal raw materials in cement are a blend of approximately 80% limestone and approximately 5% shale, with the remaining raw materials being clay and iron ore. Generally, the limestone and shale are mined from quarries located on site with the production plant. These core ingredients are blended and crushed into a fine grind and then preheated and ultimately introduced into a kiln heated to about 3,000°F. Under this extreme heat, a chemical transformation occurs uniting the elements to form a new substance with new physical and chemical characteristics. This new substance is called clinker and it is formed into pieces about the size of marbles. The clinker is then cooled and later ground into a fine powder that then is classified as Portland cement.

        Cement production in the United States is distributed among 107 production facilities located across 36 states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Building new plants is challenging given the extensive permitting requirements and capital investment requirements. We estimate the cost of purchasing or building a new plant in the United States to be approximately $400 per ton, not including costs for property or securing raw materials and the required distribution network. Assuming construction costs of $400 per ton, a 1.0 million ton facility would cost approximately $400.0 million to construct. Establishing a distribution network, such as the seven terminals included in the Davenport Assets, adds significant cost to a cement plant investment.

        As reported by the PCA in the 2015 United States Cement Industry Annual Yearbook, consumption is down significantly from the industry peak of approximately 140.9 million tons in 2005 to approximately 97.8 million tons in 2014 because of a decline in U.S. construction activity. U.S. cement consumption has at times outpaced domestic production capacity with the shortfall being supplied with imports, primarily from China, Canada, Greece, Mexico and South Korea. The PCA reports that cement imports have declined since their peak of approximately 39.6 million tons in 2006 to approximately 9.3 million tons in 2014, in a manner indicative of the industry's general response to the demand downturn. In addition to the reduction in imports, according to the PCA, U.S. excess capacity increased from 5% in 2006 to approximately 25% in 2014. However, the PCA estimates that demand will exceed supply by 2019.

        On December 20, 2012, the EPA signed the PC-MACT, with which compliance was required in September 2015, notwithstanding certain extensions granted to individual cement plants to September 2016. The Hannibal and Davenport cement plants utilize alternative fuels, hazardous and non-hazardous at Hannibal and non-hazardous at Davenport, as well as coal, natural gas and petroleum coke and, as a result, are subject to the Hazardous Waste Combustor NESHAP ("HWC-MACT") and Commercial/Industrial Solid Waste Incinerators ("CISWI") standards, respectively, rather than PC-MACT standards. The costs to comply with the existing HWC-MACT and CISWI standards are not expected to be material.

Ready-mix Concrete

        Ready-mix concrete is one of the most versatile and widely used materials in construction today. Its flexible recipe characteristics allow for an end product that can assume almost any color, shape, texture and strength to meet the many requirements of end users that range from bridges, foundations, skyscrapers, pavements, dams, houses, parking garages, water treatment facilities, airports, tunnels, power plants, hospitals and schools. The versatility of ready-mix concrete gives engineers significant flexibility when designing these projects.

        Cement, coarse aggregate, fine aggregate, water and admixtures are the primary ingredients in ready-mix concrete. The cement and water are combined and a chemical reaction process called hydration occurs whereby a paste is produced. This paste or binder represents between 15 to 20% of the volume of the mix that coats each particle of aggregate and serves as the agent that binds the aggregates together, according to the NRMCA. The aggregates represent approximately 60 to 75% of the mix by volume, with a small portion of volume (5 to 8%) consisting of entrapped air that is generated by using air entraining admixtures. Once fully hydrated, the workable concrete will then harden and take on the shape of the form in which it was placed.

        The quality of a concrete mix is generally determined by the weight ratio of water to cement. Higher quality concrete is produced by lowering the water-cement ratio as much as possible without sacrificing the workability of the fresh concrete. Specialty admixtures such as high range water reducers can aid in achieving this condition without sacrificing quality.

        Other materials commonly used in the production of ready-mix concrete include fly-ash, a waste by-product from coal burning power plants, silica fume, a waste by-product generated from the manufacture of silicon and ferro-silicon metals, and ground granulated blast furnace slag, a by-product of the iron and steel manufacturing process. All of these products have cementitious properties that enhance the strength, durability and permeability of the concrete. These materials are available directly from the producer or via specialist distributors who intermediate between the ready-mix concrete producers and the users.

        Given the high weight-to-value ratio, delivery of ready-mix concrete is typically limited to a one-hour haul from a production plant and is further limited by a 90 minute window in which newly-mixed concrete must be poured to maintain quality and performance. As a result of the transportation constraints, the ready-mix concrete market is highly localized, with an estimated 5,500 ready-mix concrete plants in the United States according to the NRMCA. According to the NRMCA, 336.0 million cubic yards of ready-mix concrete were produced in 2015, which is an 3% increase from the 324.8 million cubic yards produced in 2014 but a 27% decrease from the industry peak of 458.3 million cubic yards in 2005.

Asphalt Paving Mix

        Asphalt paving mix is the most common roadway material used today. It is a versatile and essential building material that has been used to surface 94% of the more than 2.7 million miles of paved roadways in the United States, according to NAPA.

        Typically, asphalt paving mix is placed in three distinct layers to create a flexible pavement structure. These layers consist of a base course, an intermediate or binder course, and a surface or wearing course. These layers vary in thicknesses of three to six inches for base mix, two to four inches for intermediate mix and one to two inches for surface mix.

        According to NAPA, the components of asphalt paving mix by weight are approximately 95% aggregates and 5% asphalt cement, a petroleum based product that serves as the binder. The ingredients are then metered, mixed and heated to a temperature in excess of 300°F before being placed in a truck and delivered to the jobsite for final placement.

        Asphalt pavement is generally 100% recyclable and reusable and is the most reused and recycled pavement material in the United States. Reclaimed asphalt pavement can be incorporated into new pavement at replacement rates in excess of 30% depending upon the mix and the application of the product. We actively engage in the recycling of previously used asphalt pavement and concrete. This material is crushed and repurposed in the construction cycle. Approximately 71.9 million tons of used asphalt is recycled annually by the industry according to a November 2014 NAPA survey.

        The use of warm mix asphalt ("WMA") or "green" asphalt is gaining popularity. The immediate benefit to producing WMA is the reduction in energy consumption required by burning fuels to heat traditional hot mix asphalt ("HMA") to temperatures in excess of 300°F at the production plant. These high production temperatures are needed to allow the asphalt binder to become viscous enough to completely coat the aggregate in the HMA, have good workability during laying and compaction, and durability during traffic exposure. According to the Federal Highway Administration, WMA can reduce the temperature by 50 to 70°F, resulting in lower emissions, fumes and odors generated at the plant and the paving site.

        According to NAPA, there are approximately 3,500 asphalt paving mix plants in the United States and an estimated 352.0 million tons of asphalt paving mix was produced in 2014 which was broadly in line with the estimated 350.7 million tons produced in 2013.

Our Operations

        We operate our construction materials and products and paving and related services businesses through local operations and marketing teams, which work closely with our end customers to deliver the products and services that meet each customer's specific needs for a project. We believe that this strong local presence gives us a competitive advantage by keeping our costs low and allowing us to obtain a unique understanding for the evolving needs of our customers.

        We have operations in 24 U.S. states and in British Columbia, Canada. Our business in each region is vertically-integrated. We supply aggregates internally for the production of cement, ready-mix concrete and asphalt paving mix and a significant portion of our asphalt paving mix is used internally by our paving and related services businesses. In the year ended January 2, 2016, approximately 74% of our aggregates production was sold directly to outside customers with the remaining amount being further processed by us and sold as a downstream product. In addition, we operate municipal waste and construction and demolition debris landfills in our East segment and have liquid asphalt terminal operations in our West and East segments.

        Approximately 80% of our asphalt paving mix was installed by our paving and related services businesses in the year ended January 2, 2016. We charge a market price and competitive margin at each stage of the production process in order to optimize profitability across our operations. Our production value chain is illustrated as follows:

Construction Materials

        We are a leading provider of construction materials in the markets we serve. Our construction materials operations are composed of aggregates production, including crushed stone and construction sand and gravel, cement and ready-mix concrete production and asphalt paving mix production.

  Our Aggregates Operations

  Aggregates Products

        We mine limestone, gravel, and other natural resources from 97 crushed stone quarries and 66 sand and gravel deposits throughout the United States and in British Columbia, Canada. Aggregates

are produced mainly from blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customers' needs. The production of aggregates also involves the extraction of sand and gravel, which requires less crushing, but still requires screening for different sizes. Aggregate production utilizes capital intensive heavy equipment which includes the use of loaders, large haul trucks, crushers, screens and other heavy equipment at quarries.

        Once extracted, the minerals are processed and/or crushed on site into crushed stone, concrete and masonry sand, specialized sand, pulverized lime or agricultural lime. The minerals are processed to meet customer specifications or to meet industry standard sizes. Crushed stone is used primarily in ready-mix concrete, asphalt paving mix, and the construction of road base for highways.

        Our extensive network of quarries, plants and facilities, located throughout the regions in which we operate, enables us to have a nearby operation to meet the needs of customers in each of our markets.

  Aggregates Reserves

        As of July 2, 2016, we had approximately 2.7 billion tons of proven and probable reserves of recoverable stone, and sand and gravel of suitable quality for economic extraction. Our estimate is based on drilling and studies by geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of extraction and permit or other restrictions.

        Reported proven and probable reserves include only quantities that are owned or under lease, and for which all required zoning and permitting have been obtained. Of the 2.7 billion tons of proven and probable aggregates reserves, 1.6 billion, or 58%, are located on owned land and 1.1 billion are located on leased land.

  Aggregates Sales and Marketing

        The cost of transportation from each quarry and the proximity of competitors are key factors that determine the effective market area for each quarry. Each quarry location is unique with regards to demand for each product, proximity to competition and distribution network. Each of our aggregates operations is responsible for the sale and marketing of its aggregates products. Approximately 74% of our aggregates production is sold directly to outside customers and the remaining amount is further processed by us and sold as a downstream product. Even though aggregates are a commodity product, we work to optimize pricing depending on the site location, availability of a particular product, customer type, project type and haul cost. We sell aggregates to internal downstream operations at market prices.

  Aggregates Competition

        The U.S. aggregate industry is highly fragmented with numerous participants operating in localized markets. The January 2016 U.S. Geological Survey reported that a total of 1,430 companies operating 3,700 quarries and 82 underground mines produced or sold crushed stone in 2015 in the United States. This fragmentation is a result of the cost of transporting aggregates, which typically limits producers to a market area within approximately 40 miles of their production facilities.

        The primary national players are large vertically-integrated companies, including Vulcan Materials Company, Martin Marietta Materials, Inc. ("Martin Marietta"), CRH plc, Heidelberg Cement plc ("Heidelberg"), LafargeHolcim and Cemex, S.A.B. de C.V. ("Cemex"), that have a combined estimated market share of approximately 40%.

  Competitors by segment include:

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  West—CRH plc, Heidelberg, Martin Marietta, CEMEX, LafargeHolcim and various local suppliers.

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  East—Martin Marietta., CRH plc, LafargeHolcim, Heidelberg, Vulcan Materials Company and various local suppliers.

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  Cement—LafargeHolcim, Buzzi Unicem USA ("Buzzi Unicem") and various local suppliers.

        We believe we have a strong competitive advantage in aggregates through our well located reserves in key markets, high quality reserves and our logistic networks. We further share and implement best practices relating to safety, strategy, sales and marketing, production, and environmental and land management. As a result of our vertical integration and local market knowledge, we have a strong understanding of the needs of our aggregates customers. In addition, our companies have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits and new reserves.

  Our Cement Operations

  Cement Products

        We operate a highly-efficient, technologically-advanced integrated cement manufacturing and distribution network through our cement plants in Hannibal, Missouri, 100 miles north of St. Louis, and Davenport, Iowa and our ten terminals along the Mississippi River from Minnesota to Louisiana. The combined potential capacity at our Hannibal and Davenport cement plants is 2.4 million short tons per annum. We also operate on-site waste fuel processing facilities at the plants, which can reduce plant fuel costs by up to 50%. Our Hannibal Plant is one of only 12 with hazardous waste fuel facilities permitted and operating out of 107 total cement plants in the United States. See "—Our Industry—Cement."

  Cement Markets

        Cement is a product that is costly to transport. Consequently, the radius within which a typical cement plant is competitive is typically limited to 150 miles from any shipping/distribution point. However, access to rail and barge can extend the distribution radius significantly. With both of our plants located strategically on the Mississippi River, we are able to distribute cement from both of our plants by truck, rail and barge directly to customers or to our ten storage and distribution terminals along the Mississippi River. In 2015, approximately 58% and 26% of cement sold from the Hannibal and Davenport plants, respectively, was shipped by barge. Barge shipments extend our distribution radius and are generally more cost-effective than truck transport.

  Cement Sales and Marketing

        Our cement customers are ready-mix concrete and concrete products producers and contractors within our markets. Sales are made on the basis of competitive prices in each market and, as is customary in the industry, we do not typically enter into long-term sales contracts.

  Cement Competition

        Construction of cement production facilities is highly capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant. Most U.S. cement producers are owned by large foreign companies operating in multiple international markets. Our largest competitors include LafargeHolcim, whose parent companies merged, effective in July 2015, to create the world's largest cement maker, in addition to Buzzi Unicem. Competitive factors include price, reliability of deliveries, location, quality of cement and support services. With two cement plants, on-site raw material supply, a network of cement terminals, and longstanding customer relationships, we believe we are well positioned to serve our customers.

  Our Ready-mix Concrete Operations

  Ready-mix Concrete Products

        We believe our West and East segments are leaders in the supply of ready-mix concrete in their respective markets. The West segment has ready-mix concrete operations in the Texas, Utah, Nevada, Idaho and Colorado markets. Our East segment supplies ready-mix concrete in Kansas, Missouri and Virginia markets and surrounding areas. We produce ready-mix concrete by blending aggregates, cement, chemical admixtures, in various ratios, and water at our concrete production plants.

        Our aggregates business serves as the primary source of the raw materials for our concrete production, functioning essentially as a supplier to our ready-mix concrete operations. Different types of concrete include lightweight concrete, high performance concrete, self-compacting/consolidating concrete and architectural concrete and are used in a variety of activities ranging from building construction to highway paving.

        We operated 46 ready-mixed concrete plants and 457 concrete delivery trucks in the West segment and 27 ready-mixed concrete plants and 235 concrete delivery trucks in the East segment as of July 2, 2016.

  Ready-mix Concrete Competition

        Ready-mix concrete production requires relatively small amounts of capital to build a concrete batching plant and acquire delivery trucks. As a result, in each local market, we face competition from numerous small producers, as well as other large vertically-integrated companies with facilities in multiple markets. There are approximately 5,500 ready-mix concrete plants in the United States, and in 2015 the U.S. ready-mix concrete industry produced approximately 336.0 million cubic yards of ready-mix concrete according to the NRMCA.

        Our ready-mix concrete operations compete with CEMEX in Texas and Nevada and CRH plc in Utah and Colorado and various other privately owned competitors in other parts of the West and East segments.

        Competition among ready-mix concrete suppliers is generally based on product characteristics, delivery times, customer service and price. Product characteristics such as tensile strength, resistance to pressure, durability, set times, ease of placing, aesthetics, workability under various weather and construction conditions as well as environmental effect are the main criteria that our customers consider for selecting their product. Our quality assurance program produces results in excess of design strengths while optimizing material costs. Additionally, we believe our strategic network of locations and superior customer service gives us a competitive advantage relative to other producers.

  Our Asphalt Paving Mix Operations

  Asphalt Paving Mix Products

        Our asphalt paving mix products are produced by first heating carefully measured amounts of aggregates at high temperatures to remove the moisture from the materials in an asphalt paving mix plant. As the aggregates are heated, liquid asphalt is then introduced to coat the aggregates. Depending on the specifications of a particular mix, recycled asphalt may be added to the mix, which lowers the production costs. The aggregates used for production of these products are generally supplied from our quarries or sand and gravel plants. The ingredients are metered, mixed and brought up to a temperature in excess of 300°F before being placed in a truck and delivered to the jobsite for final placement.

        As of July 2, 2016, we operated 22 and 23 asphalt paving mix plants in the West and East segments, respectively. Approximately 94% of our plants can utilize recycled asphalt pavement.

  Asphalt Paving Mix Sales and Marketing

        Approximately 80% of the asphalt paving mix we produce is installed by our own paving crews. The rest is sold on a per ton basis to road contractors, state departments of transportation and local agencies. Asphalt paving mix is used by our paving crews and by our customers primarily for the construction of roads, driveways and parking lots.

  Asphalt Paving Mix Competition

        According to NAPA, there were approximately 3,500 asphalt paving mix plants in the United States in 2015 and an estimated 352.0 million tons of asphalt paving mix was produced in 2014. Our asphalt paving mix operations compete with CRH plc and other local suppliers. Based on availability of internal aggregate supply, quality, operating efficiencies, and location advantages, we believe we are well positioned vis-à-vis our competitors.

        Asphalt paving mix is generally applied at high temperatures. Prolonged exposure to air causes the mix to lose temperature and harden. Therefore, delivery is typically within close proximity to the asphalt paving mix plant. Local market demand, proximity to competition, transportation costs and supply of aggregates and liquid asphalt vary widely from market to market. Most of our asphalt operations use a combination of company-owned and hired haulers to deliver materials to job sites.

  Asphalt Paving and Related Services

        As part of our vertical integration strategy, we provide asphalt paving and related services to both the private and public infrastructure sectors as either a prime or sub-contractor. These services complement our construction materials and products businesses by providing a reliable downstream outlet, in addition to our external distribution channels.

        Our asphalt paving and related services businesses bid on both private construction and public infrastructure projects in their respective local markets. We only provide paving and related services operations as a complement to our aggregates operations, which we believe is a major competitive strength. Factors affecting competitiveness in this business segment include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality and the availability of machinery and equipment.

        Contracts with our customers are primarily fixed price or fixed unit price. Under fixed unit price contracts, we provide materials or services at fixed unit prices (for example, dollars per ton of asphalt placed). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the bid amount, whether due to inflation, inefficiency, errors in our estimates or other factors, is borne by us unless otherwise provided in the contract. Most of our contracts contain adjusters for changes in liquid asphalt prices.

Customers

        Our business is not dependent on any single customer or a few customers. Therefore, the loss of any single or particular small number of customers would not have a material adverse effect on any individual respective market in which we operate or on us as a whole. No individual customer accounted for more than 10% of our 2015 revenue.

Seasonality

        Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction or public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms and heavy snows, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year has typically lower levels of activity due to weather conditions.

Backlog

        Our products are generally delivered upon receipt of orders or requests from customers, or shortly thereafter. Accordingly, the backlog associated with product sales is converted into revenue within a relatively short period of time. Inventory for products is generally maintained in sufficient quantities to meet rapid delivery requirements of customers. Therefore, a period over period increase or decrease of backlog does not necessarily result in an improvement or a deterioration of our business. Our backlog includes only those products and projects for which we have obtained a purchase order or a signed contract with the customer and does not include products purchased and sold or services awarded and provided within the period.

        Subject to applicable contract terms, substantially all contracts in our backlog may be cancelled or modified by our customers. Historically, we have not been materially adversely affected by contract cancellations or modifications. As a vertically-integrated business, approximately 25% of aggregates sold are used internally in our ready-mix concrete and asphalt paving mixes and approximately 75% of the asphalt paving mix is laid by our paving crews during the six months ended July 2, 2016. Our backlog as of July 2, 2016, was 12.1 million tons of aggregates, 0.6 million cubic yards of ready-mix concrete, 2.8 million tons of asphalt and $437.4 million of construction services, which includes the value of the aggregate and asphalt tons and ready-mix concrete cubic yards that are expected to be sourced internally.

Intellectual Property

        We do not own or have a license or other rights under any patents that are material to our business.

Employees

        As of July 2, 2016 we had approximately 5,000 employees, of whom approximately 76% were hourly workers and the remainder were salaried employees. Because of the seasonal nature of our industry, many of our hourly and certain of our salaried employees are subject to seasonal layoffs. The scope of layoffs varies greatly from season to season as they are predominantly a function of the type of projects in process and the weather during the late fall through early spring.

        Approximately 6% of our hourly employees are union members. We believe we enjoy a satisfactory working relationship with our employees and their unions.

Properties

        Our headquarters are located in a 21,615 square foot office space, which we lease in Denver, Colorado, under a lease expiring on January 31, 2024.

        As of July 2, 2016, we also operated 167 quarries and sand deposits, 45 asphalt paving mix plants and 73 fixed and portable ready-mixed concrete plants, two cement plants and eight cement distribution terminals and had 52 office locations.

        The following chart sets forth specifics of our production and distribution facilities as of July 2, 2016:

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
West	DeQueen, Arkansas	Leased	—	X	—	—	—	—
West	Kirby, Arkansas	Leased	Sandstone	—	—	—	—	—
West	Texarkana, Arkansas	Leased	—	X	—	—	—	—
West	Abbotsford, British Columbia	Owned	—	—	—	—	—	X
West	Abbotsford, British Columbia	Leased	Granite	—	—	—	—	—
West	Abbotsford, British Columbia	Leased	Granite	—	—	—	—	—
West	Langley, British Columbia	Leased	—	—	—	—	—	X
West	Richmond, British Columbia	Owned/Leased	—	—	—	—	—	X
West	Richmond, British Columbia	Leased	—	—	—	—	—	X
West	Surrey, British Columbia	Leased	—	—	—	—	—	X
West	Surrey, British Columbia	Leased	—	—	—	—	—	X
West	Clark, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Owned	Sand and Gravel	X	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Craig, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Delta, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	X	—	—	—	—
West	Durango, Colorado	Leased	Sand and Gravel	—	X	—	—	—
West	Eagle, Colorado	Leased	—	X	—	—	—	—
West	Fruita, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	X	—	—	—	—
West	Grand Junction, Colorado	Owned/Leased	Sand and Gravel	—	X	—	—	—
West	Grand Junction, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Grand Junction, Colorado	Owned	—	—	X	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Parachute, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Silverton, Colorado	Leased	—	—	X	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Owned/Leased	Sand and Gravel	—	—	—	—	—
West	Whitewater, Colorado	Leased	Sand and Gravel	—	—	—	—	—
West	Woody Creek, Colorado	Owned	Sand and Gravel	X	—	—	—	—
West	Bliss, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Burley, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Jerome, Idaho	Owned	—	—	X	—	—	X
West	Rupert, Idaho	Owned	—	—	X	—	—	—
West	Rupert, Idaho	Leased	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Rupert, Idaho	Owned	Sand and Gravel	—	—	—	—	—
West	Twin Falls, Idaho	Owned	—	—	X	—	—	X
Cement	Davenport, Iowa	Owned	Limestone	—	—	X	—	X
Cement	West Des Moines, Iowa	Owned	—	—	—	X	—	—
East	Andover, Kansas	Owned	—	—	X	—	—	—
East	El Dorado, Kansas	Leased	—	—	X	—	—	—
East	El Dorado, Kansas	Owned	—	—	—	—	—	—
East	Eureka, Kansas	Owned	—	—	X	—	—	—
East	Howard, Kansas	Owned	—	—	X	—	—	—
East	Moline, Kansas	Leased	Limestone	—	—	—	—	—
East	Oxford, Kansas	Leased	Sand and Gravel	—	—	—	—	—
East	Severy, Kansas	Leased	Limestone	—	—	—	—	—
East	Wichita, Kansas	Owned	—	—	—	—	X	—
East	Wichita, Kansas	Owned	—	—	—	—	X	—
East	Wichita, Kansas	Owned	—	—	X	—	—	—
East	Wichita, Kansas	Owned	—	—	X	—	—	—
East	Wichita, Kansas	Owned	—	—	—	—	—	X
East	Wichita, Kansas	Owned	—	—	—	—	—	—
East	Wichita, Kansas	Owned	—	—	X	—	—	—

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
East	Wichita, Kansas	Owned	—	—	—	—	—	X
East	Wichita, Kansas	Owned	—	—	—	—	—	X
East	Wichita, Kansas	Owned	—	—	—	—	—	X
East	Wichita, Kansas	Owned	—	X	—	—	—	—
East	Wichita, Kansas	Owned	—	X	—	—	—	—
East	Wichita, Kansas	Owned	—	X	—	—	—	—
East	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
East	Wichita, Kansas	Leased	Sand and Gravel	—	—	—	—	—
East	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
East	Wichita, Kansas	Owned	—	—	—	—	—	X
East	Wichita, Kansas	Owned	—	—	—	—	—	—
East	Wichita, Kansas	Owned	—	—	—	—	—	—
East	Wichita, Kansas	Owned	Sand and Gravel	—	—	—	—	—
East	Chapman, Kansas	Leased	Limestone	—	—	—	—	—
East	Cummings, Kansas	Leased	Limestone	—	—	—	—	—
East	Easton, Kansas	Leased	Limestone	—	—	—	—	—
East	Emporia, Kansas	Owned	—	—	X	—	—	—
East	Eudora, Kansas	Owned	Limestone	X	—	—	—	—
East	Eudora, Kansas	Leased	Limestone	—	—	—	—	—
East	Garnett, Kansas	Leased	—	—	X	—	—	—
East	Grantville, Kansas	Leased	Limestone	—	—	—	—	—
East	Herington, Kansas	Leased	Limestone	—	—	—	—	—
East	Highland, Kansas	Leased	Limestone	—	—	—	—	—
East	Holton, Kansas	Leased	Limestone	—	—	—	—	—
East	Holton, Kansas	Owned	—	—	X	—	—	—
East	Lawrence, Kansas	Owned	—	—	—	—	X	—
East	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
East	Lawrence, Kansas	Owned	Limestone	—	—	—	—	—
East	Lawrence, Kansas	Leased	Limestone	—	—	—	—	—
East	Leavenworth, Kansas	Leased	Limestone	—	—	—	—	—
East	Linwood, Kansas	Owned	Limestone	—	—	—	—	—
East	New Strawn, Kansas	Owned	—	—	X	—	—	—
East	Olsburg, Kansas	Leased	Limestone	—	—	—	—	—
East	Onaga, Kansas	Leased	Limestone	—	—	—	—	—
East	Osage City, Kansas	Leased	Limestone	—	—	—	—	—
East	Osage City, Kansas	Owned	—	—	X	—	—	—
East	Ottawa, Kansas	Owned	—	—	X	—	—	—
East	Ozawkie, Kansas	Owned	—	—	X	—	—	—
East	Perry, Kansas	Owned	—	—	—	—	—	X
East	Perry, Kansas	Leased	Limestone	—	—	—	—	—
East	Salina, Kansas	Leased	—	—	X	—	—	—
East	St. Joseph, Kansas	Owned	—	—	X	—	—	—
East	St. Joseph, Kansas	Leased	—	—	—	—	—	X
East	St. Mary's, Kansas	Leased	Limestone	—	—	—	—	—
East	Tonganoxie, Kansas	Leased	Limestone	—	—	—	—	—
East	Topeka, Kansas	Leased	—	X	—	—	—	—
East	Topeka, Kansas	Owned	—	—	X	—	—	—
East	Topeka, Kansas	Leased	—	—	X	—	—	—
East	Topeka, Kansas	Owned	—	—	—	—	—	X
East	Topeka, Kansas	Leased	Sand and Gravel	—	—	—	—	—
East	Topeka, Kansas	Owned	Sand and Gravel	—	—	—	—	—
East	Troy, Kansas	Leased	Limestone	—	—	—	—	—
East	Washington, Kansas	Leased	Limestone	—	—	—	—	—
East	White City, Kansas	Leased	Limestone	—	—	—	—	—
East	Winchester, Kansas	Leased	Limestone	—	—	—	—	—
East	Woodbine, Kansas	Leased	Limestone	—	—	—	—	—
East	Woodbine, Kansas	Owned	Limestone	—	—	—	—	—
East	Avon, Kentucky	Leased	—	—	—	—	—	X
East	Beattyville, Kentucky	Leased	Limestone	X	—	—	—	—
East	Bethelridge, Kentucky	Owned	Limestone	X	—	—	—	—
East	Burnside, Kentucky	Owned/Leased	Limestone	X	—	—	—	—
East	Carrollton, Kentucky	Leased	—	X	—	—	—	—
East	Carrollton, Kentucky	Leased	—	—	—	—	—	X

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
East	Carrollton, Kentucky	Owned	—	—	—	—	—	X
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Cave City, Kentucky	Owned	Limestone	—	—	—	—	—
East	Crestwood, Kentucky	Leased	—	X	—	—	—	—
East	Flat Lick, Kentucky	Owned	—	X	—	—	—	—
East	Glasgow, Kentucky	Leased	—	—	—	—	—	X
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Glasgow, Kentucky	Leased	Limestone	—	—	—	—	—
East	Horsecave, Kentucky	Owned/Leased	Limestone	—	—	—	—	—
East	Jackson, Kentucky	Owned	—	X	—	—	—	—
East	Knob Lick, Kentucky	Owned	Limestone	—	—	—	—	X
East	Magnolia, Kentucky	Owned	Sand and Gravel	—	—	—	—	—
East	Middlesboro, Kentucky	Owned	—	X	—	—	—	—
East	Monticello, Kentucky	Owned	Limestone	—	—	—	—	—
East	Morehead, Kentucky	Leased	—	X	—	—	—	X
East	Paris, Kentucky	Owned	—	—	—	—	—	X
East	Paris, Kentucky	Leased/Owned	Limestone	X	—	—	—	X
East	Pineville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Ravenna, Kentucky	Leased	Limestone	X	—	—	—	—
East	Richmond, Kentucky	Owned	—	—	—	—	—	X
East	South Carolinaottsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Leased	Limestone	—	—	—	—	—
East	Somerset, Kentucky	Owned/Leased	Limestone	X	—	—	—	X
East	Stanton, Kentucky	Owned/Leased	Limestone	X	—	—	—	—
East	Tompkinsville, Kentucky	Leased	Limestone	—	—	—	—	—
East	WestLiberty, Kentucky	Owned	Limestone	X	—	—	—	—
Cement	New Orleans, Louisiana	Leased	—	—	—	X	—	—
Cement	Convent, Louisiana	Owned	—	—	—	X	—	—
Cement	Minneapolis, Minnesota	Owned	—	—	—	X	—	—
Cement	St Paul, Minnesota	Leased	—	—	—	X	—	—
Cement	Chesterfield, Missouri	Leased	—	—	—	—	—	X
Cement	Hannibal, Missouri	Owned	Limestone	—	—	X	—	X
Cement	Owensville, Missouri	Owned	Clay	—	—	X	—	—
Cement	St. Louis, Missouri	Owned	—	—	—	X	—	—
East	Amazonia, Missouri	Owned	Limestone	—	—	—	—	—
East	Barnard, Missouri	Leased	Limestone	—	—	—	—	—
East	Bethany, Missouri	Leased	Limestone	—	—	—	—	—
East	Blythedale, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Columbia, Missouri	Leased	Limestone	—	—	—	—	—
East	Columbia, Missouri	Owned	Limestone	—	X	—	—	—
East	Columbia, Missouri	Owned	—	—	—	—	—	X
East	Columbia, Missouri	Owned	—	—	—	—	—	—
East	Columbia, Missouri	Owned	—	—	X	—	—	—
East	Columbia, Missouri	Owned	—	—	X	—	—	—
East	Columbia, Missouri	Owned	—	—	X	—	—	—
East	Columbia, Missouri	Owned	Limestone	—	—	—	—	—
East	Cowgil, Missouri	Leased	Limestone	—	—	—	—	—
East	Dawn, Missouri	Leased	Limestone	—	—	—	—	—
East	Edinburg, Missouri	Leased	Limestone	—	—	—	—	—
East	Gallatin, Missouri	Leased	Limestone	—	—	—	—	—
East	Huntsville, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Maitland, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Mercer, Missouri	Leased	Limestone	—	—	—	—	—
East	Moberly, Missouri	Owned	—	—	X	—	—	—
East	Oregon, Missouri	Leased	Limestone	—	—	—	—	—
East	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
East	Pattonsburg, Missouri	Leased	Limestone	—	—	—	—	—
East	Princeton, Missouri	Leased	Limestone	—	—	—	—	—
East	Ravenwood, Missouri	Leased	Limestone	—	—	—	—	—
East	Savannah, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Savannah, Missouri	Leased	—	—	—	—	—	X
East	Sedalia, Missouri	Leased	Limestone	—	—	—	—	—

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
East	Stet, Missouri	Leased	Limestone	—	—	—	—	—
East	Trenton, Missouri	Leased	Limestone	—	—	—	—	—
East	Marshall, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Boonville, Missouri	Leased	Limestone	—	—	—	—	—
East	Sweet Springs, Missouri	Owned	Limestone	—	—	—	—	—
East	Cameron, Missouri	Owned	Limestone	—	—	—	—	—
East	Lathrop, Missouri	Owned	Limestone	—	—	—	—	—
East	Agency, Missouri	Owned/Leased	Limestone	—	—	—	—	—
East	Kingston, Missouri	Owned	Limestone	—	—	—	—	—
East	Stanberry, Missouri	Leased	Limestone	—	—	—	—	—
East	Pawnee City, Nebraska	Leased	Limestone	—	—	—	—	—
East	Wade, North Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Linden, North Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Ivanhoe, North Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Greenville, North Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Wilmington, North Carolina	Leased	—	—	—	—	—	X
East	Rose Hill, North Carolina	Leased	—	—	—	—	—	X
West	Las Vegas, NV	Owned	—	—	X	—	—	—
West	Las Vegas, NV	Owned	—	—	X	—	—	—
West	Las Vegas, NV	Leased	Sand and Gravel	—	—	—	—	—
West	Sawyer, Oklahoma	Owned/Leased	Sandstone	—	—	—	—	—
East	Brittons Neck, South Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Ingram, South Carolina	Leased	Sand and Gravel	—	—	—	—	—
East	Jefferson, South Carolina	Leased	Granite	—	—	—	—	—
East	Mt. Croghan, South Carolina	Leased	Sand and Gravel	—	—	—	—	—
Cement	Memphis, Tennessee	Owned	—	—	—	X	—	—
East	Jellico, Tennessee	Leased	Limestone	—	—	—	—	—
West	Altair, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Brookshire, Texas	Owned	—	—	X	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Columbus, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Cypress, Texas	Owned	—	—	X	—	—	—
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Eagle Lake, Texas	Owned	Sand and Gravel	—	—	—	—	—
West	El Campo, Texas	Owned	—	—	—	—	—	X
West	Garwood, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Garwood, Texas	Leased	Sand and Gravel	—	—	—	—	—
West	Houston, Texas	Owned	—	—	X	—	—	—
West	Katy, Texas	Owned	—	—	X	—	—	—
West	Manvel, Texas	Owned	—	—	X	—	—	—
West	Richmond, Texas	Leased	—	—	—	—	—	X
West	Richmond, Texas	Owned	—	—	X	—	—	—
West	Rosenberg, Texas	Owned	—	—	X	—	—	—
West	Waller, Texas	Owned	—	—	X	—	—	—
West	Austin, Texas	Leased	—	—	—	—	—	X
West	Austin, Texas	Leased	—	—	—	—	—	—
West	Buda, Texas	Leased	Limestone	—	—	—	—	X
West	Buda, Texas	Leased	—	X	—	—	—	—
West	Buda, Texas	Owned	—	X	—	—	—	—
West	Florence, Texas	Owned	Limestone	—	—	—	—	—
West	Florence, Texas	Owned	—	X	—	—	—	—
West	Mustang Ridge, Texas	Owned	—	X	—	—	—	—
West	Amarillo, Texas	Leased	—	X	—	—	—	—
West	Denison, Texas	Owned	—	X	—	—	—	—
West	Denison, Texas	Owned	—	—	—	—	—	X
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Greenville, Texas	Owned	—	X	—	—	—	—
West	Guthrie, Texas	Leased	—	X	—	—	—	—
West	Hartley, Texas	Leased	—	X	—	—	—	—
West	Mount Pleasant, Texas	Leased	—	X	—	—	—	—
West	Paris, Texas	Leased	—	—	—	—	—	X
West	Paris, Texas	Owned	—	—	—	—	—	X

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
West	Paris, Texas	Owned	—	X	—	—	—	—
West	Sulphur Springs, Texas	Owned	—	—	—	—	—	X
West	Texarkana, Texas	Leased	—	—	—	—	—	X
West	Big Springs, Texas	Owned	—	—	X	—	—	—
West	Crane, Texas	Owned	—	—	X	—	—	—
West	Greenwood, Texas	Leased	Limestone	—	—	—	—	X
West	Midland, Texas	Owned	—	—	X	—	—	—
West	Midland, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Monahans, Texas	Owned	—	—	X	—	—	—
West	Odessa, Texas	Owned	—	—	X	—	—	—
West	Odessa, Texas	Owned	—	—	X	—	—	—
West	Pecos, Texas	Leased	—	—	X	—	—	—
West	Pyote, Texas	Owned	Sand and Gravel	—	—	—	—	X
West	American Fork, Utah	Owned	—	—	X	—	—	—
West	Aurora, Utah	Owned	—	—	X	—	—	—
West	Bluffdale, Utah	Owned	Sand and Gravel	—	X	—	—	—
West	Brigham City, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Cove, Utah	Leased	Sand and Gravel	—	—	—	—	—
West	Garden City, Utah	Owned	—	—	X	—	—	—
West	Highland, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Hyrum, Utah	Owned	Sand and Gravel	X	—	—	—	—
West	Logan, Utah	Leased	—	—	X	—	—	—
West	Manti, Utah	Owned	—	—	X	—	—	—
West	Midvale, Utah	Owned	—	—	X	—	—	—
West	Moab, Utah	Leased	Sand and Gravel	—	—	—	—	—
West	Moab, Utah	Owned	Sand and Gravel	X	X	—	—	—
West	Mona, Utah	Leased	Sand and Gravel	—	X	—	—	—
West	Mona, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Mount Pleasant, Utah	Owned	—	—	X	—	—	—
West	Nibley, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Parley's Canyon, Utah	Leased	Limestone	—	—	—	—	—
West	Salt Lake City, Utah	Owned	—	—	X	—	—	—
West	Sandy, Utah	Owned	—	—	—	—	—	X
West	Smithfield, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Springville, Utah	Owned	—	—	X	—	—	—
West	Stockton, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Leased	Sand and Gravel	—	—	—	—	—
West	Tooele, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	Tremonton, Utah	Owned	—	—	X	—	—	—
West	Wellsville, Utah	Owned	Sand and Gravel	—	—	—	—	—
West	West Haven, Utah	Owned	—	—	X	—	—	—
West	West Jordan, Utah	Owned	—	—	X	—	—	X
West	West Valley City, Utah	Leased	—	—	—	—	—	X
West	West Valley City, Utah	Owned	Sand and Gravel	X	X	—	—	—
East	Arrington, Virginia	Owned	Limestone	—	—	—	—	—
East	Lynchburg, Virginia	Owned	Limestone	—	—	—	—	—
East	Lynchburg, Virginia	Owned	Limestone	—	—	—	—	—
East	Blue Ridge, Virginia	Leased	Limestone	—	—	—	—	—
East	Martinsville, Virginia	Owned/Leased	Limestone	—	—	—	—	—
East	Covington, Virginia	Leased	Limestone	—	—	—	—	—
East	Evington, Virginia	Owned	Limestone	—	—	—	—	—
East	Fincastle, Virginia	Owned	Limestone	—	—	—	—	—
East	Arrington, Virginia	Owned	—	X	—	—	—	—
East	Concord, Virginia	Owned	—	X	—	—	—	—
East	Lynchburg, Virginia	Owned	—	X	—	—	—	—
East	Salem, Virginia	Leased	—	X	—	—	—	—
East	Blue Ridge, Virginia	Owned	—	—	X	—	—	—
East	Roanoke, Virginia	Owned	—	—	X	—	—	—
East	Wytheville, Virginia	Owned	—	—	X	—	—	—
East	Martinsville, Virginia	Leased	—	—	X	—	—	—
East	Roanoke, Virginia	Owned	—	—	—	—	—	X
East	Lynchburg, Virginia	Owned	—	—	—	—	—	X

Segment	Property	Owned/Leased	Aggregates	Asphalt Plant	Ready Mix Concrete	Cement	Landfill	Other*
East	Blue Ridge, Virginia	Owned	—	—	—	—	—	X
East	Ewing, Virginia	Leased	Limestone	—	—	—	—	—
Cement	LaCrosse, Wisconsin	Leased	—	—	—	X	—	—
West	Big Piney, Wyoming	Leased	—	—	X	—	—	—
West	Evanston, Wyoming	Owned	—	—	X	—	—	—
West	Kemmerer, Wyoming	Leased	—	—	X	—	—	—
West	Rock Springs, Wyoming	Owned	—	—	—	—	—	X
West	Rock Springs, Wyoming	Leased	—	—	—	—	—	X
West	Rock Springs, Wyoming	Leased	Sand and Gravel	—	—	—	—	—

*
Other primarily consists of office space.

Legal Proceedings

        We are party to certain legal actions arising from the ordinary course of business activities. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our consolidated financial condition, results of operations or liquidity.

Environmental and Government Regulation

        We are subject to federal, state, provincial and local laws and regulations relating to the environment and to health and safety, including noise, discharges to air and water, waste management including the management of hazardous waste used as a fuel substitute in our Hannibal, Missouri cement kiln and solid waste used as a fuel substitute in our Davenport, Iowa cement kiln, remediation of contaminated sites, mine reclamation, operation and closure of landfills and dust control and to zoning, land use and permitting. Our failure to comply with such laws and regulations can result in sanctions such as fines or the cessation of part or all of our operations. From time to time, we may also be required to conduct investigation or remediation activities. There also can be no assurance that our compliance costs or liabilities associated with such laws and regulations or activities will not be significant.

        In addition, our operations require numerous governmental approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operation hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities. We regularly monitor and review our operations, procedures and policies for compliance with environmental laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new requirements that we anticipate will be adopted that could affect our operations.

        Multiple permits are required for our operations, including those required to operate our cement plants. Applicable permits may include conditional use permits to allow us to operate in certain areas absent zoning approval and operational permits governing, among other matters, air and water emissions, dust, particulate matter and storm water management and control. In addition, we are often required to obtain bonding for future reclamation costs, most commonly specific to restorative grading and seeding of disturbed surface areas.

        Like others in our industry, we expend substantial amounts to comply with applicable environmental laws and regulations and permit limitations, which include amounts for pollution control equipment required to monitor and regulate emissions into the environment. The Davenport Plant is subject to CISWI standards, for which we do not expect any material future costs to achieve or maintain compliance. Since many environmental requirements are likely to be affected by future legislation or rule making by government agencies, and are therefore not quantifiable, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our future financial condition, results of operations and liquidity.

        At most of our quarries, we incur reclamation obligations as part of our mining activities. Reclamation methods and requirements can vary depending on the individual site and state regulations. Generally, we are required to grade the mined properties to a certain slope and seed the property to prevent erosion. We record a mining reclamation liability in our consolidated financial statements to reflect the estimated fair value of the cost to reclaim each property including active and closed sites.

        Our operations in Kansas include one municipal waste landfill and two construction and demolition debris landfills, one of which has been closed. Among other environmental, health and safety requirements, we are subject to obligations to appropriately close those landfills at the end of their useful lives and provide for appropriate post-closure care. Asset retirement obligations relating to these landfills are recorded in our consolidated financial statements.

Health and Safety

        Our facilities and operations are subject to a variety of worker health and safety requirements, particularly those administered by the federal OSHA and MSHA. Throughout our organization, we strive for a zero-incident safety culture and full compliance with safety regulations. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future.

        Worker safety and health matters are overseen by our corporate risk management and safety department as well as operating company level safety managers. We provide our operating company level safety managers leadership and support, comprehensive training, and other tools designed to accomplish health and safety goals, reduce risk, eliminate hazards, and ultimately make our work places safer.

Insurance

        Our insurance program is structured using multiple "A" rated insurance carriers, and a variety of deductible amounts. In particular, our workers compensation, general liability and auto liability policies are subject to a $500,000 per occurrence deductible. Losses within these deductibles are accrued for using projections based on past loss history.

        We also maintain $50.0 million in combined umbrella insurance. Other policies have smaller deductibles and include property, contractors equipment, contractors pollution and professional, directors and officers, employment practices liability and fiduciary and crime. We also have a separate marine insurance policy for our cement operations on the Mississippi River, which ship cement on the river via barge.

MANAGEMENT

Composition

        The following table sets forth the names, ages and positions of the members of the board of directors of Summit Inc. (the "Board") and our executive officers as of the date of this prospectus.

Name	Age	Position
Thomas W. Hill	60	President and Chief Executive Officer; Director
Howard L. Lance	60	Director; Chairman of the Board
Joseph S. Cantie	53	Director
Ted A. Gardner	58	Director
Julia C. Kahr	38	Director
John R. Murphy(1)	66	Director
Neil P. Simpkins	50	Director
Anne K. Wade	44	Director
Steven H. Wunning	65	Director
Thomas A. Beck	59	Executive Vice President and Cement Division President
Anne Lee Benedict	43	Executive Vice President, Chief Legal Officer and Secretary
Michael J. Brady	49	Executive Vice President and Chief Business Development Officer
M. Shane Evans	46	Executive Vice President and West Region President
Kevin A. Gill	55	Executive Vice President and Chief Human Resources Officer
Brian J. Harris	60	Executive Vice President and Chief Financial Officer
Damian J. Murphy(1)	47	Executive Vice President and East Region President
Douglas C. Rauh	56	Executive Vice President, Chief Operating Officer

(1)
John R. Murphy is not related to Damian J. Murphy. There are no family relationships among any of our directors or executive officers.

        Thomas W. Hill is the founder of the Company and has been President and Chief Executive Officer since its inception. He has been a member of our board of directors since August 2009. From 2006 to 2008, he was the Chief Executive Officer of Oldcastle, Inc. ("Oldcastle"), the North American arm of CRH plc, one of the world's leading construction materials companies. Mr. Hill served on the CRH plc Board of Directors from 2002 to 2008 and, from 1992 to 2006, ran the Materials division of Oldcastle. Mr. Hill served as Chairman of the American Road and Transportation Builders Association ("ARTBA") from 2002 to 2004, during congressional consideration of the multi-year transportation bill "SAFETEA-LU." Mr. Hill has been Treasurer of both the National Asphalt Pavement Association and the National Stone Association, and he remains active with ARTBA's Executive Committee. Mr. Hill received a Bachelor of Arts in Economics and History from Duke University and a Masters of Business Administration from Trinity College in Dublin, Ireland.

        Howard L. Lance began to serve on the Board starting in October 2012 and was formally elected as a director and Chairman in February 2013. He serves as an Executive Advisor to Blackstone and as part of his duties he serves on the boards of certain Blackstone portfolio companies. Since May 2016, Mr. Lance has been the President and Chief Executive Officer of MacDonald, Dettwiler and Associates. He is also a director of Change Healthcare, Inc. and Ferrovial S.A. He was Chairman of the Board of Directors, President and Chief Executive Officer of Harris Corporation from 2003 to 2011. Before joining Harris Corporation, Mr. Lance was president of NCR Corporation and Chief Operating Officer of its Retail and Financial Group. Previously, he spent 17 years with Emerson Electric Co., where he held senior management positions including Executive Vice President of its Electronics and Telecommunications segment, Chief Executive Officer and director of its Astec electronics subsidiary in Hong Kong, Group Vice President of its Climate Technologies segment and President of its Copeland Refrigeration division. Mr. Lance has a Bachelor of Science degree in

Industrial Engineering from Bradley University and a Master of Science degree in Management from the Krannert School of Management at Purdue University.

        Joseph S. Cantie was elected as a director in May 2016. Mr. Cantie is the former Executive Vice President and Chief Financial Officer of ZF TRW, a division of ZF Friedrichshafen AG ("ZF"), a global automotive supplier, a position he held from May 2015 until January 2016. He served in these same roles for TRW Automotive Holdings Corp., which was acquired by ZF in May 2015, since 2003. Prior to that time, he held other executive positions at TRW Inc., which he joined in 1999. From 1996 to 1999, Mr. Cantie served in several executive positions with LucasVarity Plc, including serving as Vice President and Controller. Prior to joining LucasVarity, Mr. Cantie spent 10 years with KPMG. He currently serves as a director for TopBuild Corp. and Delphi Automotive PLC. Mr. Cantie is a certified public accountant and holds a bachelor of science degree from the State University of New York at Buffalo.

        Ted A. Gardner was elected as a director in August 2009. He is a Managing Partner of Silverhawk. Prior to co-founding Silverhawk in 2005, Mr. Gardner was a Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners) from 1989 until 2002. He was a director and Chairman of the Compensation Committee of Kinder Morgan, Inc. from 1999 to 2007, a director and the Chairman of the Audit Committee of Encore Acquisition Company from 2001 to 2010, a director of Kinder Morgan Energy Partners from 2011 to 2014 and a director and Chairman of the Audit Committee of Athlon Energy, Inc. from 2013 to 2014. He is currently a director of Kinder Morgan, Inc., Incline Niobrara Partners, LP and Spartan Energy Partners. Mr. Gardner received a Bachelor of Arts degree in Economics from Duke University and a Juris Doctor and Masters of Business Administration from the University of Virginia.

        Julia C. Kahr was elected as a director in August 2009. She is a Senior Managing Director in Blackstone's Corporate Private Equity group. Since joining Blackstone in 2004, she has been involved in the execution of Blackstone's investments in SunGard, Encore Medical, DJ Orthopedics, Summit Materials and Gates Corporation. Before joining Blackstone, she was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including health care, financial services, media and entertainment and consumer goods. She is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998. She currently serves on the Board of Directors of DJ Orthopedics, Gates Corporation and Barry-Wehmiller Companies, Inc., and is also a member of the Board of Directors of Episcopal Social Services. Ms. Kahr received a Bachelor of Arts in Classical Civilization from Yale University where she graduated summa cum laude. She received a Masters of Business Administration from Harvard Business School.

        John R. Murphy was elected as a director and Chairman of the Audit Committee in February 2012. Since March 2015, he also has served as a member of the Corporate Governance and Nominating Committee. Mr. Murphy served as our Interim Chief Financial Officer from January 2013 to May 2013 and from July 2013 to October 2013. He was Senior Vice President and Chief Financial Officer of Smurfit-Stone Container Corporation from 2009 to 2010 and served in various senior management roles from 1998 to 2008, including Chief Financial Officer and President and Chief Operating Officer and as President and Chief Executive Officer of Accuride Corporation. Accuride Corporation filed for Chapter 11 bankruptcy protection in October 2009 and emerged in 2010. Since 2003, Mr. Murphy has served on the Board of Directors, the Governance Committee and as Chairman of the Audit Committee of O'Reilly Automotive, Inc. He has also served as a director and Audit Committee Chairman of DJO Global Inc. since January 2012. Mr. Murphy was elected as a director and Audit Committee member of Graham Packaging in February 2011. Graham Packaging was subsequently sold in September 2011. Mr. Murphy has a Bachelor of Science degree in Accounting from Pennsylvania State University and a Master of Business Administration degree from the University of Colorado and is a Certified Public Accountant.

        Neil P. Simpkins was elected as a director in August 2009. He is a Senior Managing Director of the Corporate Private Equity Group at Blackstone. Since joining Blackstone in 1998, Mr. Simpkins has led the acquisitions of TRW Automotive, Vanguard Health Systems, Team Health, LLC, Apria Healthcare Group, Summit Materials, Change Healthcare, Inc. and Gates Corporation. Before joining Blackstone, Mr. Simpkins was a Principal at Bain Capital. While at Bain Capital, Mr. Simpkins was involved in the execution of investments in the consumer products, industrial, healthcare and information industries. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in the Asia Pacific region and in London. He currently serves as a Director of Apria Healthcare Group, Gates Corporation and Change Healthcare, Inc. Mr. Simpkins graduated with honors from Oxford University and received a Masters of Business Administration from Harvard Business School.

        Anne K. Wade was appointed by the Board as a director and Audit Committee member in January 2016. From 1995-2012, Ms. Wade served as Senior Vice President and Director of Capital International, a part of the Capital Group Companies, the Los Angeles based investment management firm. Ms. Wade is currently a partner at Leaders' Quest, an organization focused on culture, values, and driving social and financial impact in major corporations. In that capacity she is the co-Director of BankingFutures in the UK. Ms. Wade also currently serves on the Board of Directors of the John Laing Group plc, where she also chairs the Remuneration Committee. Ms. Wade also currently serves on the Board of Directors of Big Society Capital Ltd in London, and of the Heron Foundation in New York City. She previously served on the Board of Directors of Holcim Ltd from 2013 to 2015, and was a member of its Governance and Strategy Committee. Ms. Wade has a Bachelor of Arts degree, Magna cum Laude, from Harvard University and a Master of Science from the London School of Economics.

        Steven H. Wunning was appointed by the Board as a director and member of the Compensation Committee in August 2016. Mr. Wunning served as group president and member of the Executive Office of Caterpillar, Inc. ("Caterpillar") from January 2004 until his retirement in February 2015. Mr. Wunning joined Caterpillar in 1973 and held a variety of positions of increasing responsibility, including Vice President, Logistics Division from January 2000 to January 2004 and Vice President, Logistics & Product Services Division from November 1998 to January 2000. Mr. Wunning is also a director and Compensation Committee member of The Sherwin-Williams Company, a director, an Audit Committee member and Compensation Committee chair of Kennametal Inc., lead director, Audit Committee chair and Compensation Committee member of Black & Veatch Holding Company and a director and Audit Committee chair of Neovia Logistics, LP. Mr. Wunning serves on the Board of Trustees of Missouri University of Science and Technology. He obtained his Bachelor of Sciences degree in Metallurgical Engineering from the University of Missouri at Rolla now known as Missouri University of Science and Technology and an executive Masters of Business Administration from the University of Illinois.

        Thomas A. Beck joined the Company in May 2010 when it purchased a controlling interest in Continental Cement. Mr. Beck is Cement Division President, a position he has held since January 2013. He was a Senior Vice President with Continental Cement from 2005 to 2013 and its VP, Sales & Marketing, from 1996 to 2005. Mr. Beck also held various positions with Holnam (predecessor to Holcim (US) Inc.) from 1987 to 1996. Mr. Beck currently serves on the Executive Committee of the Portland Cement Association and is active on several cement and concrete industry boards. Mr. Beck received a Bachelor of Science degree in Civil Engineering from the University of Illinois.

        Anne Lee Benedict joined the Company in October 2013. Prior to joining the Company, Ms. Benedict was a corporate partner in the Washington, D.C. office of Gibson, Dunn & Crutcher LLP, where she had practiced since 2000. Ms. Benedict's practice involved a wide range of corporate law matters, including mergers and acquisitions, joint ventures and other strategic transactions, securities offerings, securities regulation and disclosure issues and corporate governance matters. Ms. Benedict received a Bachelor of Arts degree in English and Psychology from the University of Michigan and a Juris Doctor from the University of Pennsylvania Law School.

        Michael J. Brady joined the Company in April 2009 after having been a Senior Vice President at Oldcastle with overall responsibility for acquisitions and business development, having joined Oldcastle in 2000. Prior to that, Mr. Brady worked in several operational and general management positions in the paper and packaging industry in Ireland, the United Kingdom and Asia Pacific with the Jefferson Smurfit Group, plc (now Smurfit Kappa Group plc). Mr. Brady received a Bachelor of Engineering (Electrical) and a Master of Engineering Science (Microelectronics) from University College, Cork in Ireland and a Master of Business Administration degree from INSEAD in Fontainebleau, France.

        M. Shane Evans joined the Company as West Region President in August 2010 with over 20 years of experience in the construction materials industry. Prior to joining the Company, Mr. Evans worked at Oldcastle for 12 years, most recently as a Division President. He started his career working in his family's construction and materials business where he held various operational and executive positions. Mr. Evans received a Bachelor of Science degree from Montana State University.

        Kevin A. Gill joined the Company in May 2013 after having been Human Resources Vice President for Guilford Performance Textiles, a Cerberus portfolio company, since November 2008. In this role, he provided Human Resources Leadership that fueled the monetization to Lear Corporation. Prior to Guilford, Mr. Gill held a variety of Human Resources leadership roles with companies such as Honeywell, Citibank and Monsanto Chemical. Mr. Gill received a Bachelor of Science in Business Administration from Villanova University and a Master of Arts in Industrial Relations from Wayne State in Detroit, Michigan.

        Brian J. Harris joined the Company as Chief Financial Officer in October 2013 after having been Executive Vice President and Chief Financial Officer of Bausch & Lomb Holdings Incorporated, a leading global eye health company , from 2009 to 2013. From 1990 to 2009, Mr. Harris held positions of increasing responsibility with industrial, automotive, building products and engineering manufacturing conglomerate Tomkins plc, including President of the $2 billion worldwide power transmission business for Gates Corporation, and Senior Vice President for Strategic Business Development and Business Administration, Chief Financial Officer and Secretary of Gates Corporation. Mr. Harris received a Bachelor of Accountancy from Glasgow University and is qualified as a Scottish Chartered Accountant.

        Damian J. Murphy joined Summit Materials in August 2009 with over 20 years of experience in the construction materials and mining industries, working with both public and privately held companies. Prior to joining the Company, Mr. Murphy served roles as regional president and company president for Oldcastle starting in 2004. Prior to that Mr. Murphy served as vice president of Aggregate Industries' Rocky Mountain region, responsible for aggregates and hot mix asphalt production and sales. Before joining Aggregate Industries, Mr. Murphy worked in the mid-Atlantic for a top 10 privately held aggregate supplier and began his career in the industry in Europe. Mr. Murphy received a Bachelor of Engineering degree with a concentration in Minerals Engineering from the Camborne School of Mines/ Exeter University in the United Kingdom.

        Douglas C. Rauh joined the Company as the East Region President in January 2012. Effective March 1, 2013, Mr. Rauh became the Company's Chief Operating Officer. Prior to joining the Company, from 2000 to 2012, Mr. Rauh held positions of increasing responsibility with Oldcastle, including President and Chief Executive Officer of The Shelly Co. ("Shelly"), Oldcastle's operations in Ohio. During Mr. Rauh's tenure with Shelly, he was an integral part of the team that integrated over 30 acquisitions. Mr. Rauh started his career working for his family's business, Northern Ohio Paving Company, where he held roles of increasing responsibility from 1983 to 2000, including Vice President. Mr. Rauh received a Bachelor of Science degree with a concentration in Business Administration from The Ohio State University.

Composition of the Board of Directors

        Our business and affairs are managed under the direction of the Board, which currently consists of nine directors, of whom Mr. Lance, Mr. Cantie, Mr. Gardner, Ms. Kahr, Mr. Murphy, Mr. Simpkins, Ms. Wade and Mr. Wunning have been affirmatively determined to be independent. Summit Inc.'s amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

  •
  The Class I directors are Mr. Hill, Mr. Cantie and Mr. Simpkins, and their terms will expire at the annual meeting of stockholders to be held in 2019.

  •
  The Class II directors are Mr. Gardner, Mr. Murphy and Mr. Wunning, and their terms will expire at the annual meeting of stockholders to be held in 2017.

  •
  The Class III directors are Ms. Kahr, Mr. Lance and Ms. Wade, and their terms will expire at the annual meeting of stockholders to be held in 2018.

        Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director's term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board may have the effect of delaying or preventing changes in control of Summit Inc.

        In addition, in connection with the IPO, Summit Inc. entered into a stockholders' agreement with affiliates of Blackstone. This agreement grants affiliates of Blackstone the right to designate nominees to the Board subject to the maintenance of certain ownership requirements in us. See "Certain Relationships and Related Person Transactions—Stockholders' Agreement" for additional information.

Background and Experience of Directors

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the director's biographies set forth above. We believe that Summit Inc.'s directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of the Board considered the following important characteristics, among others:

  •
  Mr. Hill's extensive knowledge of our industry and significant experience in leading companies, as well as his extensive and ongoing contributions as the Company's CEO.

  •
  Mr. Lance's significant management and operational experience from his service in various senior management roles, including as President and Chief Executive Officer of Harris Corporation and President of NCR Corporation.

  •
  Mr. Cantie's more than 30 years of financial and operating experience primarily in the industrials sector.

  •
  Mr. Gardner's extensive business and leadership experience, including as a Managing Partner of Silverhawk and Managing Partner of Wachovia Capital Partners (formerly, First Union Capital Partners).

  •
  Ms. Kahr's extensive knowledge of a variety of different industries and her significant financial and investment experience as a Senior Managing Director in The Private Equity Group at Blackstone.

  •
  Mr. Murphy's extensive financial knowledge, including from his service as Chief Financial Officer of Smurfit-Stone Container Corporation and Accuride Corporation.

  •
  Mr. Simpkins' significant financial and business experience, including as a Senior Managing Director in the Private Equity Group at Blackstone and Principal at Bain Capital.

  •
  Ms. Wade's significant financial and investing experience, primarily in infrastructure sectors including the global building materials and construction industries, including as Senior Vice President and Director of Capital International.

  •
  Mr. Wunning's expansive operating and board experience across the industrial and buildings products industries, including his more than 40 years at Caterpillar Inc.

Board Committees

        The Board has established an audit committee, a compensation committee, and a corporate governance and nominating committee. The committees keep the Board informed of their actions and provide assistance to the Board in fulfilling its oversight responsibility to stockholders. The table below provides current membership information.

Name	Audit Committee	Compensation Committee	Corporate governance and Nominating Committee
Thomas W. Hill
Howard L. Lance		X	X*
Joseph S. Cantie	X
Ted A. Gardner	X	X
Julia C. Kahr
John R. Murphy	X*		X
Neil P. Simpkins		X*	X
Anne K. Wade	X
Steven H. Wunning		X

*
Denotes committee chair

        The functions performed by these committees, which are set forth in more detail in their charters, are summarized below. The Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by the Board.

Audit Committee

        The audit committee consists of Mr. Murphy, Mr. Cantie, Mr. Gardner and Ms. Wade, with Mr. Murphy serving as chair. Our audit committee is responsible for, among other things:

  •
  selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

  •
  assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

  •
  assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

  •
  assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

  •
  reviewing the adequacy and effectiveness of our internal control over financial reporting;

  •
  assisting the board of directors in monitoring the performance of our internal audit function;

  •
  reviewing with management and our independent auditors our annual and quarterly financial statements;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

  •
  preparing the audit committee report that the rules and regulations of the SEC require to be included in Summit Inc.'s annual proxy statement.

        The Board has affirmatively determined that Messrs. Murphy, Cantie and Gardner and Ms. Wade qualify as independent directors under the NYSE governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. The Board has determined that each of the members of the audit committee is "financially literate" under the NYSE governance standards. In addition, the Board has determined that Mr. Murphy qualifies as an audit committee financial expert as defined under applicable SEC rules.

Compensation Committee

        The compensation committee consists of Mr. Simpkins, Mr. Lance, Mr. Gardner and Mr. Wunning, with Mr. Simpkins serving as chair. The compensation committee is responsible for, among other things:

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating his/her performance in light of those goals and objectives and determining and approving his/her compensation level based on such evaluation;

  •
  reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

  •
  reviewing and recommending the compensation of our directors;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in Summit Inc.'s annual proxy statement; and

  •
  reviewing and making recommendations with respect to Summit Inc.'s equity compensation plans.

Corporate Governance and Nominating Committee

        The corporate governance and nominating committee consists of Mr. Lance, Mr. Murphy and Mr. Simpkins, with Mr. Lance serving as chair. The corporate governance and nominating committee is responsible for, among other things:

  •
  assisting the board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

  •
  overseeing the evaluation of the board of directors and management;

  •
  reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

  •
  recommending members for each committee of the board of directors.

Compensation Committee Interlocks and Insider Participation

        During 2015, the members of the compensation committee were Messrs. Simpkins, Lance and Gardner, none of whom was, during the fiscal year, an officer or employee of Summit Inc. and none of whom has ever served as an officer of Summit Inc. Mr. Simpkins is an affiliate of Blackstone. During 2015, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our compensation committee or the Board. We are parties to certain transactions with Blackstone described under "Certain Relationships and Related Person Transactions."

Code of Ethics

        Summit Inc.'s Code of Business Conduct and Ethics applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions and is posted on our website. The Code of Business Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Overview

        The following Compensation Discussion and Analysis ("CD&A") describes our 2015 executive compensation structure, earned by or paid to the following named executive officers ("NEOs").

Thomas W. Hill	President and Chief Executive Officer
Michael J. Brady	Executive Vice President and Chief Business Development Officer
Douglas C. Rauh	Executive Vice President and Chief Operating Officer
Brian J. Harris	Executive Vice President and Chief Financial Officer
Damian J. Murphy	Executive Vice President and East Region President

2015 Executive Compensation Structure

        In 2015, our executive compensation structure consisted of four primary components: base salary; annual bonus and non-equity incentives; long-term equity incentives; and our traditional benefits programs (e.g., limited perquisites and traditional benefits).

2015 Compensation Program Governance Highlights

What We Do (Best Practice)	What We Don't Do / Don't Allow
• Separate the roles of Chairman and Chief Executive Officer	• No hedging or pledging of Company stock by executives or directors

•

Enforce strict insider trading policies

•

Set stock ownership guidelines for executives and directors

•

Disclose performance goals for incentive programs

•

Set a maximum payout limit on our annual and long-term incentive programs

•

Limit perquisites and other benefits

•

Incorporate change-in-control provisions that are consistent with market practice

•

No single-trigger or modified single-trigger change-in-control arrangements

•

No change-in-control severance multiple in excess of three times salary and target bonus

•

No excise tax gross-ups upon a change in control

•

No re-pricing or cash buyout of underwater stock options

•

No enhanced retirement formulas

•

No guaranteed compensation

•

No market timing with granting of equity awards

Our Compensation Philosophy

        Our executive compensation program is intended to attract, motivate, and retain executive officers and to align the interests of our executive officers with stockholders' interests. The Board's objectives for our program include, but are not limited to, the following:

  •
  Reflecting industry standards, offering competitive total compensation opportunities and balancing the need for talent with reasonable compensation expense;

  •
  Enhancing stockholder value by focusing management on financial metrics that drive value;

  •
  Recognizing and rewarding executives whose knowledge, skills and performance are critical to our success;

  •
  Attracting, motivating and retaining executive talent willing to commit to long-term stockholder value creation; and

  •
  Aligning executive decision making with business strategy and discouraging excessive risk taking.

Components of 2015 NEO Compensation

Pay Component	Purpose	Characteristics	Fixed or Performance
Base Salary	Attract and retain executives through market-based pay	Reflects the executive's experience and performance, and the Board's knowledge of market practices	Fixed
Annual Bonus	Encourages achievement of strategic and financial performance metrics that drive long-term stockholder value	Based on achievement of predefined financial and individual performance objectives	Performance
Long-Term Equity Incentives	Aligns executives' long-term compensation with stockholders' investment interests; enhances executive retention	Value to the executive is based on long-term stock price performance and value creation	Performance
No 2015 grants were made to our NEOs (other than upon the conversion, at the time of the IPO, of pre-IPO interests to LP interests and Leverage Restoration Options).
Health/Welfare Plans and Retirement Benefits	Provide competitive benefits that promote employee health and productivity and support longer term financial security	Similar to benefits offered to other employees	Fixed
Perquisites	Provide limited business-related benefits, where appropriate and competitive	Limited to car allowance, relocation expenses, club memberships and other business-related reimbursements.	Fixed

Pre-IPO Compensation Elements

        Prior to Summit Inc.'s IPO in March 2015, our executive compensation structure included predominantly the same elements as summarized in the table above. The equity-based long-term incentive program structure before the IPO consisted of Class D interests (which are described further below). Generally, 50% of the Class D-1 interests vested with the passage of time ("time-vesting interests") and the remaining 50% of the Class D-1 interests and all Class D-2 interests vested if certain investment returns were achieved by Blackstone-affiliated investors ("performance-vesting interests"). Time vesting interests generally vested as follows: 20% vested on the first anniversary of the grant date and the remaining 80% vested monthly over the four years following the first anniversary of the grant date. Performance-vesting interests would have vested if certain investment returns were achieved by Blackstone-affiliated investors while the employee continued to provide services to us or our subsidiaries. There were two performance levels at which performance-vesting interests generally would have vested: achievement of 1.75 times (as to the Class D-1 interests) and 3.00 times (as to the Class D-2 interests) the Blackstone-affiliated investors' initial investment.

        In connection with Summit Inc.'s IPO, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units (the "Reclassification"). Immediately following the Reclassification, 69,007,297 LP Units were outstanding, which were reclassified from the previously issued Class A-1, Class B-1, Class C, Class D-1 and Class D-2 interests. The Class A-1, Class B-1 and Class C interests were fully vested as of the Reclassification date. A portion, but not all, of the Class D-1 interests were vested, and none of the Class D-2 interests were vested. Accordingly, vested and unvested Class D interests were converted into vested and unvested LP Units, respectively. The vesting terms are substantially similar to those applicable to the unvested Class D interests immediately prior to the Reclassification.

        In substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A Common Stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A Common Stock ("Leverage Restoration Options"). The exercise price of the warrants and Leverage Restoration Options is the IPO price of $18.00 per share. The Leverage Restoration Options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the "Omnibus Incentive Plan"). The Leverage Restoration Options vest over four years at a rate of 25% of the award on each of the first four anniversaries of the Reclassification date, subject to the employee's continued employment through the applicable vesting date. The Leverage Restoration Options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and the four year time-vesting condition is satisfied. All outstanding equity grants associated with the Reclassification as of 2015 fiscal year end are summarized in the table titled "Outstanding Equity Awards at 2015 Fiscal Year End." In fiscal 2016, we modified certain of these equity awards as described under "—Fiscal 2016 Compensation Actions,"

        Throughout 2015, we worked closely with the compensation committee and our compensation consultant to develop an ongoing structure that is competitive with both broad U.S. market practice and our peer companies. The details of that program are described in "Long-Term Incentives."

Compensation Decision Process

        For our NEOs and select other senior executives, the Board employs a "pay-for-performance" philosophy that ties a significant portion of incentive compensation opportunity to our company-wide performance, primarily an EBITDA metric, cash flows, and certain safety metrics.

Role of the Compensation Committee

        The compensation committee is responsible to the Board for oversight of our executive compensation program. The compensation committee is responsible for the review and approval of all aspects of our program. Among its duties, the compensation committee is responsible for:

  •
  Reviewing and assessing competitive market data from the compensation consultant;

  •
  Reviewing each NEO's performance in conjunction with competitive market data and, accordingly, approving compensation recommendations including, but not limited to, base salary, annual bonus, long-term incentives, and benefits/perquisites;

  •
  Reviewing and approving incentive plan goals and achievement levels;

  •
  Incorporating meaningful input from our stockholders, if applicable.

Role of Management

        For each NEO excluding himself, our CEO recommends to the compensation committee compensation levels based on a review of market data and individual performance. The compensation committee reviews and discusses all recommendations prior to approval, then approves or submits all recommendations to the Board for approval.

        For the CEO, during executive session without management present, the compensation committee is solely responsible for assessing performance and approving or making compensation recommendations to the Board for approval. Management does not make compensation-related recommendations for the CEO.

Role of the Compensation Consultant

        Management retained a compensation consultant, Aon Hewitt, to assist us with respect to the 2015 salaries and bonuses. The compensation consultant was retained by and reported to management. Other than the following roles and services provided by Aon Hewitt, it performed no other services for us in 2015:

  •
  advise management on executive compensation trends and regulatory developments;

  •
  provide compensation studies for executives and recommendations for executive pay;

  •
  provide advice to management on governance best practices, as well as any other areas of concern or risk; and

  •
  review and comment on disclosure items, including "Executive Compensation" disclosures.

        Aon Hewitt provided management and the compensation committee with benchmarking studies, which were used in determining the 2015 salaries and bonuses for executives.

        In 2016, the compensation committee assessed the independence of Aon Hewitt and retained Aon Hewitt as a compensation consultant to the compensation committee with respect to 2016 compensation.

Role of Peer Companies and Competitive Market Data

        Aon Hewitt performed a competitive pay study in 2014 to assist with NEO compensation decisions in 2015. A specific set of peer companies was not used. Rather, Aon Hewitt accessed total compensation surveys published by Aon Hewitt, and other compensation consultants, including Towers Watson and Mercer, LLC. Competitive market data for our executives was developed using compensation data for similar-sized manufacturing companies, based on annual revenues.

        In December 2015, to assist with 2016 compensation decisions, Aon Hewitt performed another competitive pay study. To develop competitive market values for the NEOs, Aon Hewitt developed, and the compensation committee approved, a new peer group of eighteen companies. The peer group development criteria included:

  •
  Industry: Similar to Summit Materials based on the Global Industry Classification System;

  •
  Company size: Approximately 0.4x to 3x times our annual revenues;

  •
  Peers of peers: Companies used in the peer groups of potential peer companies; and

  •
  Competitors for business and management talent.

        The approved peer group had median and average annual revenues of approximately $1.9 billion. Our annual revenue for fiscal 2015 was approximately $1.4 billion. The 2015 peer companies used for 2016 pay recommendations were:

Armstrong World Industries	Louisiana-Pacific Corp.
Boise Cascade	Martin Marietta Materials
Compass Minerals International	Masonite International
CONSOL Energy	NCI building Systems Inc.
Dycom Industries	Quanex Building Products
Eagle Materials Inc.	Simpson Manufacturing
Globe Specialty Metals Inc.	US Concrete Inc.
Granite Construction Inc.	USG Corp.
Headwaters Inc.	Vulcan Materials

        In addition, as a supplement to the proxy data for NEOs and as a primary data source for non-NEO positions, Aon Hewitt accessed the 2015 surveys from Aon Hewitt, Towers Watson and Mercer for similar-sized manufacturing companies. The compensation committee uses competitive compensation data from the annual total compensation study to inform its decisions around overall total compensation levels. The compensation committee uses multiple reference points when establishing targeted compensation levels, including 50th percentile market values.

Timing of Compensation Decisions

        Pay recommendations for our executives, including the NEOs, are typically made by the compensation committee at its first scheduled meeting of the fiscal year, typically held in February around the same time we report our fourth quarter and year-end financial results for the preceding fiscal year and provide our financial guidance for the upcoming year (the "annual meeting"). This timing allows the compensation committee to have a complete financial performance picture prior to making compensation decisions.

        Decisions with respect to prior year performance, as well as annual equity awards, base salary increases and target performance levels for the current year are typically made at this annual meeting. Any equity awards recommended by the compensation committee at this meeting are reviewed by the Board and, if approved, are dated on the date of the Board meeting held later that day or the following day. As such, the compensation committee does not time the grants of equity incentives to the release of material non-public information.

        The exception is grants to executives who are promoted or hired from outside the Company during the year. These executives may receive compensation changes or equity grants effective or dated, as applicable, as of the date of their promotion, hiring date, or other Board-approval date.

Determination of CEO Compensation

        Typically, at the annual meeting, in executive session without management present, the compensation committee also reviews and evaluates CEO performance, and determines performance achievement levels, for the prior fiscal year. The compensation committee also reviews competitive compensation data. The compensation committee typically approves, or presents pay recommendations for the CEO to the Board, excluding the CEO, for approval. If applicable, during executive session, the Board conducts its own review and evaluation of the CEO's performance taking into consideration the recommendations of the compensation committee.

2015 Compensation Elements

Base Salary

        Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. The compensation committee or the Board, as applicable, determines base salaries for the NEOs and other executives based on a number of factors, including but not limited to, the compensation committee or Board's understanding of executive pay practices, individual performance, Company performance and management recommendations (except with respect to the Chief Executive Officer). The Board approved the following base salary amounts for 2015:

Base Salary
Thomas W. Hill	$746,750
Michael J. Brady	$371,315
Douglas C. Rauh	$503,928
Brian J. Harris	$503,928
Damian J. Murphy	$367,500

Annual Incentives

        Each NEO was eligible to earn an annual incentive based upon the achievement of performance targets established by the Board within the first three months of the fiscal year.

        Annual Incentive Targets.    At the start of each fiscal year the Board or the compensation committee approves annual incentive compensation targets, as a percentage of base salary, based on the understanding of the Board or the compensation committee of executive pay practices, management's recommendations and other relevant factors. The 2015 annual incentive targets, as a percentage of base salary, for our NEOs were as follows:

Target Bonus
Thomas W. Hill	125%
Michael J. Brady	60%
Douglas C. Rauh	75%
Brian J. Harris	75%
Damian J. Murphy	60%

        2015 Annual Incentive Metrics.    For corporate NEOs (Mr. Hill, Mr. Brady, Mr. Rauh and Mr. Harris), the performance metrics approved for fiscal 2015 were corporate EBITDA, as defined by the Board and comparable to further adjusted EBITDA, cash flow, which approximates annual cash flow exceeding capital transactions and acquisitions, safety metrics, including various metrics related to the frequency and severity of reported incidents, and personal objectives, which vary by individual. For Mr. Murphy, the approved performance metrics included corporate EBITDA, segment EBITDA, segment cash flow, and safety/personal objectives. Mr. Murphy's segment for this purpose includes the businesses for which he was the segment president for all of 2015 (the "Modified East Region Segment"). The Board has discretion to adjust the financial metrics to reflect merger, acquisition or divestiture activity during the fiscal year. In 2015, the metrics were adjusted to reflect acquisitions completed during the year. For 2015, the measures were weighted as follows:

	EBITDA Metric	Cash Flow	Safety/ Discretionary
Thomas W. Hill	50%	20%	30%
Michael J. Brady(1)	70%	20%	10%
Douglas C. Rauh	50%	20%	30%
Brian J. Harris	50%	20%	30%
Damian J. Murphy(2)	60%	20%	20%

(1)
Mr. Brady's EBITDA metric is based 50% on Corporate EBITDA and 20% on acquisition metrics.

(2)
Mr. Murphy's EBITDA metric is based 40% on Corporate EBITDA and 20% on segment.

        Performance / Payout Leverage.    The performance requirements and the payout opportunities associated with minimum, target and maximum performance levels were consistent across the EBITDA and cash flow performance metrics. The minimum payout opportunity is 10% of target if the minimum performance level of 91% of target is achieved, provided that the threshold level under the applicable EBITDA metric is achieved. Target is earned if targeted performance is achieved. The maximum payout opportunity is 150% of target if the maximum performance level of 110% of goal is achieved. The payout opportunities were as follows:

  •
  10% of target for 91% goal achievement

  •
  100% of target for 100% of goal achievement

  •
  150% of target for 110% goal achievement

Payments for all of the performance metrics, both financial and non-financial, were contingent on the threshold level of corporate EBITDA being achieved.

        2015 Actual Performance.    Actual results for the 2015 annual incentive plan were certified by the compensation committee, as follows, based on the performance goals and funding scales approved in the first quarter of 2015:

  •
  Corporate EBITDA: The target goal was $304.0 million. We achieved EBITDA of $312.9 million. The earned Corporate EBITDA portion was 103% of target.

  •
  Modified East Region Segment EBITDA: The target goal was $58.9 million. We achieved EBITDA of $65.0 million. The earned segment EBITDA portion was 110% of target.

  •
  Corporate Cash Flow: The target goal was $187.8 million. We achieved corporate cash flow of $213.7 million. The earned corporate cash flow portion was 114% of target.

  •
  Modified East Region Segment Cash Flow: The target goal was $41.4 million. We achieved segment cash flow of $55.9 million. The earned corporate cash flow portion was 135% of target.

  •
  Corporate Safety Metrics: Earned amounts were 90% of target.

  •
  Modified East Region Segment Safety Metrics: Earned amounts were 125% of target.

  •
  The acquisition metrics, which include elements of acquisition spend and performance by acquired companies, achieved earned amounts of 125% of target.

        The following table summarizes the 2015 bonuses earned based on actual performance, as compared to the target opportunity for each NEO:

	Incentive Earned	Target Incentive	% of Target Earned
Thomas W. Hill	$1,134,127	$933,438	122%
Michael J. Brady	$271,803	$222,789	122%
Douglas C. Rauh	$459,204	$377,946	122%
Brian J. Harris	$459,204	$377,946	122%
Damian J. Murphy	$296,573	$220,500	135%

Long-Term Incentives—2015

        The Company's pre-IPO long-term incentive program consisted of Class D interests granted prior to the Reclassification that were converted to LP Units at the time of the Reclassification, and Leverage Restoration Options that were granted at the time of the Reclassification. Please see the section titled "—Pre-IPO Compensation Elements" for an overview of this program.

        The compensation committee determined that the size, structure, and value of the pre-IPO interests were sufficient incentive for 2015 and therefore no additional equity grants were made in 2015. We expect to make annual compensation and other grants under the Omnibus Incentive Plan in 2016.

Retirement, Perquisites, and Other Benefits

        We have a tax-qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The plan covers all employees, including our NEOs, who are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service (the "IRS"). We provide for matching contributions to the plan, including 100% of pre-tax employee contributions and up to 4% of eligible compensation. Employer contributions vest immediately. In 2015, employees outside of the corporate office were covered by a variety of other plans, all of which qualified as deferred salary arrangements under Section 401(k) of the Code.

        Additional perquisites include car allowance, relocation expenses, club memberships and other business-related reimbursements.

Other Compensation Policies

Stock Ownership Guidelines

        We have established stock ownership guidelines for our CEO, officers reporting to the CEO, and directors. The approved guidelines are as follows:

  •
  CEO: 6x salary

  •
  Officers reporting to the CEO: 2.5x salary

  •
  Directors: 3x annual cash retainer

        Participants are expected to comply with the ownership requirements within five years of an appointment to a qualified position. The following components satisfy the ownership guidelines: Equity interests owned directly or indirectly (e.g., by or with a spouse or held in trust for the individual or one or more family members of the individual), equity interests, including LP Units, held in qualified or nonqualified savings, profit sharing, or deferred compensation accounts, after-tax value of in-the-money spread of shares underlying vested but unexercised stock options and shares underlying vested but unexercised warrants. Annually, the compensation committee will monitor the progress of participants.

Incentive Compensation Recoupment ("Clawback") Policy

        An award agreement may provide that the compensation committee may in its sole discretion cancel such award if the participant, while employed by or providing services to the Company or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the compensation committee in its sole discretion. The compensation committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award and must repay the gain to the Company. The compensation committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law. Our policy will be updated to comply with the SEC's final regulations as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

Compensation Risk Assessment

        Our governance policies and compensation structure are not reasonably likely to have a material adverse effect on the Company. The following features of our program mitigate risk:

  •
  The compensation committee consults with a compensation consultant to assist with compensation decisions;

  •
  The compensation committee approves the annual incentive plan's financial goals at the start of the fiscal year, and approves the performance achievement level and final payments earned at the end of the fiscal year;

  •
  The annual incentive plan currently caps potential payouts at 150% of the target opportunity to mitigate potential windfalls;

  •
  We utilize a mix of cash and equity variable incentive programs, and all equity awards are subject to multi-year vesting;

  •
  We utilize competitive change-in-control severance programs to help ensure executives continue to work towards our stockholders' best interests in light of potential employment uncertainty;

  •
  Executive officers are subject to minimum stock ownership guidelines; and

  •
  An incentive clawback policy permits the Company to recoup equity-based compensation paid on the basis of financial results that are subsequently restated.

Limitations on Deductibility of Compensation

        The compensation committee considers possible tax consequences and other factors when determining executive compensation, including the deductibility of compensation paid to the Company's executive officers under Section 162(m) of the Code. In the event that Section 162(m) would apply to compensation paid to such individuals, the compensation committee may provide compensation that does not qualify under Section 162(m) if necessary to effectively attract, incentivize, and retain key personnel.

Fiscal 2016 Compensation Actions

Equity Award Modification

        As described under "—Pre-IPO Compensation Elements," prior to the IPO, certain investors had equity in the Company that vested only if either a performance objective of 1.75 or 3.00 times return on Blackstone's initial investment was met. At the IPO date, this equity was converted to LP Units and stock options. Upon closing of Blackstone's most recent secondary offering of shares of Summit Inc. Class A common stock on July 19, 2016, the 1.75 times hurdle condition was achieved satisfying the investment return condition associated with approximately 77% of the performance-vesting LP Units and options. On August 9, 2016, the Board determined that it was in the best interest of the Company to waive the 3.00 times threshold on the remaining performance-based awards. As a result, in the third quarter of 2016, we will recognize a charge of between approximately $11 million and $13 million reflective of the cumulative catch up expense from the IPO date through August 2016 and will continue to recognize expense on the options over the remainder of the 4-year vesting period.

        The number of modified equity awards attributable to the NEOs is 171,333 LP Units and 167,752 options for Thomas W. Hill, 54,843 LP Units and 53,096 options for Michael J. Brady, 38,210 LP Units and 38,558 options for Douglas C. Rauh, 35,957 LP Units and 30,360 options for Brian J. Harris and 38,458 LP Units and 37,226 options for Damian J. Murphy. The estimated incremental fair value of the LP Units calculated in accordance with FASB ASC Topic 718 ("ASC 718") as of the date modified is between $3.4 million and $3.6 million for Mr. Hill, between $1.1 million and $1.2 million for Mr. Brady and between $0.7 million and $0.8 million for Mr. Rauh, Mr. Harris and Mr. Murphy. The estimated incremental fair value of the options calculated in accordance with ASC Topic 718 as of the date modified is between $1.1 million and $1.3 million for Mr. Hill, between $0.4 million and $0.5 million for Mr. Brady and between $0.2 million and $0.3 million for each of Mr. Rauh, Mr. Harris and Mr. Murphy.

Compensation Tables

Summary Compensation Table

        The following table sets forth the compensation of our NEOs for the fiscal years ended 2015, 2014 and 2013, and their respective titles as of January 2, 2016.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation(4)	Total
Thomas W. Hill	2015	$746,750	$—	$4,530,452	$5,535,004	$1,134,127	$22,170	$11,968,503
President and Chief	2014	725,000	—	55,390	—	999,141	20,163	1,799,694
Executive Officer, Director	2013	525,000	—	—	—	563,850	18,665	1,107,515
Michael J. Brady	2015	$371,315	$—	$1,459,930	$1,707,379	$271,803	$10,975	$3,821,402
Chief Business	2014	360,500	—	16,707	—	253,071	22,959	653,237
Development Officer
Douglas C. Rauh	2015	$503,928	$—	$1,113,297	$1,150,299	$459,204	$34,121	$3,260,849
Chief Operating Officer	2014	489,250	—	17,586	—	404,549	44,132	955,517
	2013	475,000	29,212	103,553	—	382,073	68,496	1,058,334
Brian J. Harris	2015	$503,928	$—	$1,334,756	$905,740	$459,204	$24,730	$3,228,358
Chief Financial Officer	2014	489,250	—	322,700	—	404,549	24,667	1,241,166
Damian J. Murphy	2015	$367,500	$—	$990,358	$1,110,552	$296,573	$22,966	$2,787,949
East Region President

(1)
Reflects the bonus and non-equity incentive plan compensation awards for services rendered during the fiscal year presented. The amounts of the bonus payments were determined by the Board in its discretion. For more information, see "—Annual Incentives."

(2)
The amounts reported in the Stock Awards column for 2013 and 2014 reflect the aggregate grant date fair value of Class D interests, calculated in accordance with ASC 718, utilizing the assumptions discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. A portion of the Class D interests granted in 2013 and 2014 vest under certain performance conditions, which were not deemed probable of occurring at the date of grant, and therefore have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions have been achieved and based on the aggregate grant date fair value was $102,940 for Mr. Hill in 2014; $31,052 for Mr. Brady in 2014; $32,686 and $214,508 for Mr. Rauh in 2014 and 2013, respectively; and $599,779 for Mr. Harris in 2014.

The NEOs did not receive new equity grants in 2015, other than upon the conversion, at the time of the Summit Inc. IPO, of pre-IPO interests to LP interests and Leverage Restoration Options. As described in "—Pre-IPO Compensation Elements," in connection with the IPO, Class D interests were converted to LP Units. There was incremental fair value calculated in accordance with ASC 718 with respect to the time-vesting portion of the LP Units that were modified in connection with the IPO, which amounts are reflected in this column for 2015. The assumptions used in calculating the grant date fair value are discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. With respect to the performance-vesting LP Units, there was no incremental fair value recognized in accordance with ASC 718 as a result of the modification since achievement of the performance conditions was not deemed probable before or after the modification. Subsequent to fiscal 2015, the performance condition of achievement of 1.75 times return on Blackstone's initial investment was met and the condition of achievement of 3.00 times return on Blackstone's initial investment was waived by the Board. See "—Fiscal 2016 Compensation Actions."

(3)
The amounts reported in the Option Awards column reflect the aggregate grant date fair value of the Leverage Restoration Options and warrants granted in 2015 in connection with the Reclassification, as discussed in "—Pre-IPO Compensation Elements." The grant date fair values were computed in accordance with ASC 718, utilizing the assumptions discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. The fair value of the Leverage Restoration Options is determined using the Black-Scholes-Merton option pricing model assuming a $20.04 stock price, $18.00 exercise price, ten year term, 2.27% risk-free rate and a 48% volatility rate. A portion of the Leverage Restoration Options vest under certain performance conditions, which were not deemed probable of occurring at the date of grant, and therefore have not been included in the table above. The unrecognized value of these awards assuming the highest level of performance conditions have been achieved and based on the aggregate grant date fair value was $5,111,463 for Mr. Hill; $1,617,845 for Mr. Brady; $1,174,849 for Mr. Rauh; $925,069 for Mr. Harris; and $1,134,256 for Mr. Murphy. Subsequent to fiscal 2015, the performance condition of achievement of 1.75 times return on Blackstone's initial investment was met and the condition of achievement of 3.00 times return on Blackstone's initial investment was waived by the Board. See "—Fiscal 2016 Compensation Actions."

(4)
All Other Compensation includes the following items: (a) amounts contributed by the Company under the 401(k) plan; (b) payments for term life insurance; (c) car allowances; (d) relocation costs; (e) gym membership costs; (f) country club dues; and (g) fuel reimbursement for commuting. Amounts contributed to the 401(k) plan are matching contributions up to 4% of eligible compensation subject to IRS limits and totaled $10,400 for each of the NEOs in 2015 and $10,400 for Mr. Hill, Mr. Brady, Mr. Rauh and Mr. Harris in 2014 and $10,200 for Mr. Hill and Mr. Rauh in 2013. Matching contributions are immediately vested. For more information, see "—Retirement, Perquisites, and Other Benefits." Payments for term life insurance were as follows: Mr. Hill—$11,230; Mr. Brady—$575; Mr. Rauh—$2,330; Mr. Harris—$2,330 and Mr. Murphy—$566 in 2015, Mr. Hill—$29,223; Mr. Brady—$559; Mr. Rauh—$1,212 and Mr. Harris—$2,267 in 2014 and Mr. Hill—$2,451 and Mr. Rauh—$1,173 in 2013. Payments made by the Company for car allowances were as follows: $20,851 for Mr. Rauh and $12,000 each for Mr. Harris and Mr. Murphy in 2015; $20,851 for Mr. Rauh and $12,000 for Mr. Harris in 2014 and $20,851 for Mr. Rauh in 2013. Payments made by the Company associated with Mr. Rauh's relocation were $1,065 in 2013.

2015 Grants of Plan-Based Awards

        The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table.

		Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(3)
									Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas W. Hill	3/17/2015	—	—	—		726,933		588,644	18	5,535,004
		466,179	933,438	1,400,156		—		—	—	—
Michael J. Brady	3/17/2015	—	—	—		230,084		183,840	18	1,707,379
		155,952	222,789	334,184		—		—	—	—
Douglas C. Rauh	3/17/2015	—	—	—		167,083		128,525	18	1,150,299
		188,973	377,946	566,919		—		—	—	—
Brian J. Harris	3/17/2015	—	—	—		131,560		101,200	18	905,740
		188,973	377,946	566,919		—		—	—	—
Damian J. Murphy	3/17/2015	—	—	—		161,310		124,084	18	1,110,552
		132,300	220,500	330,750		—		—	—	—

(1)
Reflects the possible payouts of cash incentive compensation under the Non-Equity Incentive Plan. Amounts reported in the "Threshold" column assume that threshold performance is achieved under the EBITDA performance metric of the annual cash incentive program and that the threshold achievement under the cash flow and safety/discretionary performance metrics was not met. The actual amounts paid are described in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

(2)
Reflects the performance-vesting Leverage Restoration Options, a portion of which vest if affiliates of Blackstone receive a 1.75 times return on their initial invested capital and the remaining vest if affiliates of Blackstone receive a 3.00 times return on their initial invested capital. See "—Pre-IPO Compensation Elements." Subsequent to fiscal 2015, the 1.75 times threshold was achieved and the 3.00 times threshold was waived by the Board. See "—Fiscal 2016 Compensation Actions."

(3)
The amount reported reflects the total of time-vesting Leverage Restoration Options and warrants granted in 2015. In connection with the IPO, the performance-vesting Class D interests and the time-vesting Class D interests were converted into LP Units, and the Company granted Leverage Restoration Options, each with terms described under "—Pre-IPO Compensation Elements." In addition, Class C interests were converted into LP Units and warrants with an exercise of $18.00 price of per share. The amount does not include the number of LP Units received by each NEO as a result of the Reclassification whereby the NEO's Class A, Class C, Class D-1 and Class D-2 interests held prior to the IPO were reclassified to LP Units.

(4)
The amount reported in the Grant Date Fair Value of Stock and Option Awards column reflects the aggregate grant date fair value of the Leverage Restoration Options and warrants converted from Class C and Class D interests computed in accordance with ASC 718. A portion of the Leverage Restoration Options granted in 2015 vest under certain performance conditions, which were not deemed probable of occurring, and therefore no value has been included in the table above. The performance conditions for the performance-vesting Leverage Restoration Options are described in "—Pre-IPO Compensation Elements." The assumptions applied in determining the fair value of the awards are discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. The amount for the Leverage Restoration Options, and warrants reflects our calculation of the value of the awards at the grant date and Reclassification date, respectively, and does not necessarily correspond to the actual value that may ultimately be recognized by the NEO. See "—Pre-IPO Compensation Elements." Subsequent to fiscal 2015, the performance condition of achievement of 1.75 times return on Blackstone's initial investment was met and the condition of achievement of 3.00 times return on Blackstone's initial investment was waived by the Board. See "—Fiscal 2016 Compensation Actions."

Employment Agreements

        Messrs. Hill, Rauh and Harris each have employment agreements and Messrs. Brady and Murphy have signed offers of employment. Their employment agreements and offers of employment provide for base salary subject to annual adjustment by the Board, an annual incentive award, participation in Company-sponsored broad-based and executive benefit plans and such other compensation as may be approved by the Board. Generally, the employment agreements have an initial term of three years, unless earlier terminated or otherwise renewed pursuant to the terms thereof and are automatically extended for successive one-year periods following the expiration of each term unless notice is given by us or the executive not to renew.

  Thomas W. Hill

        Summit Holdings entered into an employment agreement with Mr. Hill, dated July 30, 2009, whereby Mr. Hill serves as the Chief Executive Officer of Summit Holdings and the Chief Executive Officer of the entity that served as the general partner of Summit Holdings prior to the consummation of Summit Inc.'s IPO. Mr. Hill also will continue to serve as a member of the Board so long as he serves in the foregoing capacities. Mr. Hill's employment agreement had an initial term equal to three years commencing on July 30, 2009, which is automatically extended for additional one-year periods, unless Summit Holdings or Mr. Hill provides the other party 60 days' prior written notice before the next extension date that the employment term will not be so extended. However, if Summit Holdings is dissolved pursuant to the terms of its limited partnership agreement, then the employment term shall automatically and immediately be terminated. On July 30, 2016, Mr. Hill's employment agreement was automatically extended for an additional year.

        Pursuant to the terms of his employment agreement, Mr. Hill's initial annual base salary was $300,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). His base salary in 2015 was $746,750. Mr. Hill is also eligible to earn an annual bonus of up to 125% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by Summit Holdings during such fiscal year. Mr. Hill is also entitled to participate in Summit Holdings' employee benefit plans, as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Summit Holdings.

        If Mr. Hill's employment is terminated (i) by Summit Holdings with "cause" (as defined in his employment agreement) or (ii) by him other than as a result of a "constructive termination" (as defined in his employment agreement), he will be entitled to certain accrued amounts. If Mr. Hill's employment is terminated as a result of his death or "disability" (as defined in his employment agreement), he will be entitled to receive (a) certain accrued amounts and (b) a pro rata portion of the annual bonus, if any, that Mr. Hill would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not been terminated. If Mr. Hill's employment is terminated (i) by Summit Holdings without "cause" or (ii) by him as a result of a "constructive termination," subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive (a) certain accrued amounts, (b) continued payment of his base salary in accordance with Summit Holdings' normal payroll practices, as in effect on the date of termination of his employment, until 18 months after the date of such termination and (c) an amount equal to one and one-half times his annual bonus in respect of the fiscal year immediately preceding the applicable year of his termination of employment; provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to him under any other plans, programs or arrangements of Summit Holdings or its affiliates.

        If Mr. Hill's employment was terminated on January 2, 2016 without "cause" or as a result of a "constructive termination," he would have been entitled to (1) continued payment of his base salary for 18 months, or $1,120,125 and (2) an amount equal to one and one-half times his annual bonus in respect of 2014, or $499,571. If Mr. Hill's employment was terminated as a result of his death or "disability," he would have been entitled to receive a bonus of $999,141. If Mr. Hill was terminated without "cause" or as a result of a "constructive termination" within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings' limited partnership agreement), his performance-vesting LP Units and Leverage Restoration Options would be eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Hill's unvested time-vesting LP Units and Leverage Restoration Options would vest. The value of his unvested time-vesting LP Units and his performance-vesting LP Units as of January 2, 2016 is reflected in the "Outstanding Equity Awards at 2015 Fiscal Year-end" table.

        In the event (i) Mr. Hill elects not to extend the employment term or (ii) of a "dissolution" with a "negative return" (as such terms are defined in the employment agreement), unless Mr. Hill's employment is earlier terminated as described above, Mr. Hill's termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of "dissolution" or the day immediately preceding the next scheduled extension date, and Mr. Hill shall be entitled to receive certain accrued amounts. In the event (i) that Summit Holdings elects not to extend the employment term or (ii) of a "dissolution" with a "positive return" (as such terms are defined in his employment agreement), Mr. Hill shall be treated as terminated without "cause" effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the "dissolution," and shall be entitled to receive the amounts and benefits for termination without "cause" described above.

        Pursuant to the terms of his employment agreement, Mr. Hill is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 18 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 18 months following his termination of employment for any reason.

  Michael J. Brady

        Under the employment arrangement between the Company and Mr. Brady, Mr. Brady serves as an Executive Vice President and Chief Business Development Officer. Mr. Brady's annual base salary in 2015 was $371,315. In addition, Mr. Brady is also eligible to earn an annual bonus of up to 60% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term, and the Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture effected by Summit Holdings during such fiscal year. Mr. Brady is also entitled to participate in employee benefit plans as in effect from time to time.

        Upon a change in control, all of Mr. Brady's unvested time-vesting LP Units and Leverage Restoration Options would vest. In addition, if Mr. Brady was terminated without "cause" (as defined in the Omnibus Incentive Plan) within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings' limited partnership agreement), his performance-vesting LP Units and Leverage Restoration Options would be eligible to vest based on the proceeds of that transaction. The value of his unvested time-vesting LP Units and Leverage Restoration Options and his performance-vesting LP Units and Leverage Restoration Options as of January 2, 2016 is reflected in the "Outstanding Equity Awards at 2015 Fiscal Year-end" table.

  Douglas C. Rauh

        Summit Holdings entered into an employment agreement with Mr. Rauh as of December 29, 2011, pursuant to which Mr. Rauh became our East Segment President. Effective April 1, 2013, Mr. Rauh assumed the role of Chief Operating Officer. His employment agreement otherwise remained in effect. Mr. Rauh's employment agreement has an initial term equal to three years commencing on January 1, 2012 which will be automatically extended for additional one-year periods, unless Summit Holdings or Mr. Rauh provides the other party 60 days prior written notice before the next extension date that the employment term will not be so extended. The employment term will automatically and immediately be terminated upon a "dissolution" (as defined in his employment agreement).

        Pursuant to the terms of his employment agreement, Mr. Rauh's annual base salary is $450,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). Mr. Rauh's base salary for 2015 was $503,928. Mr. Rauh is also eligible to earn an annual bonus of up to 75% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture effected by Summit Holdings during such fiscal year. Mr. Rauh is entitled to a car allowance in the amount of $1,000 per month, in addition to reimbursement for Mr. Rauh's actual expenditures for gasoline, upon submission of appropriate documentation. Mr. Rauh is also entitled to participate in Summit Holdings' employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of Summit Holdings.

        If Mr. Rauh's employment is terminated (i) by Summit Holdings with "cause" (as defined in his employment agreement) or (ii) by him other than as a result of a "constructive termination" (as defined in his employment agreement), he will be entitled to (a) certain accrued amounts (b) a pro rata portion of the annual bonus and (c) certain vested employee benefits, and if Mr. Rauh's employment is terminated as a result of his death or "disability" (as defined in his employment agreement), he will be entitled to (a) certain accrued amounts, (b) a pro rata portion of the annual bonus, if any, that Mr. Rauh would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated, and (c) the costs of COBRA health continuation coverage for 18 months (or, if shorter, until COBRA coverage ends under Summit Holdings' group health plan). If Mr. Rauh's employment is terminated (i) by Summit Holdings without cause or (ii) by him as a result of a "constructive termination," subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive, in addition to certain accrued amounts, (i) continued payment of his base salary in accordance with the Summit Holdings' normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination (the "Severance Period"), (ii) an amount equal to Mr. Rauh's annual bonus in respect of the fiscal year immediately preceding the applicable year of Mr. Rauh's termination of employment, payable in equal monthly installments for 18 months after the date of such termination, and (iii) the costs of COBRA health continuation coverage for the lesser of the Severance Period or 18 months after the date of such termination (or, if shorter, until COBRA coverage ends under Summit Holdings' group health plan); provided that the aggregate amounts shall be reduced by the present value of any other cash severance or termination benefits payable to Mr. Rauh under any other plans, programs or arrangements of the Summit Holdings or its affiliates.

        If Mr. Rauh's employment was terminated without "cause" or as a result of a "constructive termination," he would have been entitled to (1) continued payment of his base salary for 12 months, or $503.928, (2) an amount equal to his annual bonus in respect of 2014, or $404,549 and (3) the costs of COBRA health coverage for 12 months after his date of termination, or $11,928, based on 2015 rates. If Mr. Rauh's employment was terminated as a result of his death or "disability" (as defined in his employment agreement), he would be entitled to receive (1) a pro rata portion of his annual bonus that he would have been entitled to receive in respect of 2015, or $462,984, and (2) the costs of COBRA health care coverage for 18 months, or $17,893, based on 2015 rates. If Mr. Rauh was terminated without "cause" or as a result of a "constructive termination" within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings' limited partnership agreement), his performance-vesting LP Units and Leverage Restoration Options would be eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Rauh's unvested time-vesting LP Units and Leverage Restoration Options would vest. The value of his unvested time-vesting LP Units and Leverage Restoration Options and his performance-vesting LP Units and Leverage Restoration Options as of January 2, 2016 is reflected in the "Outstanding Equity Awards at 2015 Fiscal Year-end" table.

        In the event (i) Mr. Rauh elects not to extend the employment term or (ii) of a "dissolution" (as such term is defined in his employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Rauh's employment is earlier terminated, Mr. Rauh's termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of "dissolution" or the day immediately preceding the next scheduled extension date, and Mr. Rauh shall be entitled to receive certain accrued amounts. In the event (i) that Summit Holdings elects not to extend the employment term or (ii) of a "dissolution" (as such term is defined in his employment agreement) in connection with which the Sponsors receive a return on their investment, Mr. Rauh shall be treated as terminated without cause effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the "dissolution," and shall be entitled to receive the amounts and benefits for termination without "cause" described above.

        Pursuant to the terms of his employment agreement, Mr. Rauh is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason.

  Brian J. Harris

        Summit Holdings entered into an employment agreement with Brian J. Harris on December 3, 2013, for a period of employment beginning on October 14, 2013, pursuant to which Mr. Harris became Chief Financial Officer. Mr. Harris' employment agreement has an initial term equal to three years, which will be automatically extended for additional one-year periods, unless Summit Holdings or Mr. Harris provides the other party with 60 days' prior written notice before the next extension date that the employment term will not be so extended.

        Pursuant to the terms of his employment agreement, Mr. Harris' annual base salary was $475,000, which amount is reviewed annually by the Board, and may be increased (but not decreased). Mr. Harris' base salary for 2015 was $503,928. Mr. Harris is also eligible to earn an annual bonus of up to 75% of his base salary upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term. The Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by Summit Holdings during such fiscal year. Mr. Harris is entitled to a car allowance in the amount of $1,000 per month.

        If Mr. Harris' employment is terminated (i) by Summit Holdings with "cause" (as defined in his employment agreement) or (ii) by him other than as a result of a "constructive termination" (as defined in his employment agreement), he will be entitled to receive certain accrued amounts. If Mr. Harris' employment is terminated as a result of his death or "disability" (as defined in his employment agreement), he will be entitled to receive (a) certain accrued amounts and (b) a pro rata portion of the annual bonus, if any, that Mr. Harris would have been entitled to receive, payable when such annual bonus would have otherwise been payable to him had his employment not terminated. If Mr. Harris' employment is terminated (i) by Summit Holdings without "cause" or (ii) by him as a result of a "constructive termination," subject to his continued compliance with certain restrictive covenants and his non-revocation of a general release of claims, he will be entitled to receive (a) certain accrued amounts, (b) continued payment of his base salary in accordance with Summit Holdings' normal payroll practices, as in effect on the date of termination of his employment, until 12 months after the date of such termination, (c) an amount equal to Mr. Harris' annual bonus in respect of the fiscal year immediately preceding the applicable year of Mr. Harris' termination of employment, payable in equal monthly installments and (d) the costs of COBRA health continuation coverage for the lesser of 12 months after the date of such termination or until Mr. Harris is no longer eligible for COBRA health continuation coverage under applicable law.

        If Mr. Harris' employment was terminated without "cause" or as a result of a "constructive termination," he would have been entitled to (1) continued payment of his base salary for 12 months, or $503,928, (2) an amount equal to his annual bonus in respect of 2014, or $404,549, and (3) the costs of COBRA health coverage for the lesser of 12 months after his date of termination or the date he is no longer eligible for such coverage under applicable law, or $11,928, based on 2015 rates. If Mr. Harris' employment was terminated as a result of his death or "disability," he would be entitled to receive a bonus of $404,549. If Mr. Harris was terminated without "cause" or as a result of a "constructive termination" within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings' limited partnership agreement), his performance-vesting LP Units and Leverage Restoration Options would be eligible to vest based on the proceeds of that transaction. In addition, upon a change in control, all of Mr. Harris' unvested time-vesting LP Units and Leverage Restoration Options would vest. The value of his unvested time-vesting LP Units and his performance-vesting LP Units and Leverage Restoration Options as of January 2, 2016 is reflected in the "Outstanding Equity Awards at 2015 Fiscal Year-end" table.

        In the event (i) Mr. Harris elects not to extend the employment term or (ii) of a "dissolution" (as defined in his employment agreement) in connection with which the Sponsors do not receive a return on their investment, unless Mr. Harris' employment is earlier terminated as described above, Mr. Harris' termination of employment shall be deemed to occur on the close of business on the earlier of the effective date of "dissolution" or the day immediately preceding the next scheduled extension date, and Mr. Harris shall be entitled to receive certain accrued amounts. In the event (i) that Summit Holdings elects not to extend the employment term or (ii) of a "dissolution" in connection with which the Sponsors receive a return on their investment, Mr. Harris shall be treated as terminated without "cause" effective as of the close of business on the day immediately preceding the next scheduled extension date or the effective date of the "dissolution," and shall be entitled to receive the amounts and benefits for termination without "cause" described above.

        Pursuant to the terms of his employment agreement, Mr. Harris is subject to the following covenants: (i) a covenant not to disclose confidential information while employed and at all times thereafter; (ii) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (iii) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason.

  Damian J. Murphy

        Under the employment arrangement between the Company and Mr. Murphy, Mr. Murphy serves as an Executive Vice President and East Region President. Mr. Murphy's annual base salary is $367,500. In addition, Mr. Murphy is also eligible to earn an annual bonus of up to 60% of his base salary based upon the achievement of performance targets established by the Board within the first three months of each fiscal year during the employment term, and the Board, in its sole discretion, may appropriately adjust such performance targets in any fiscal year to reflect any merger, acquisition or divestiture affected by Summit Holdings during such fiscal year. Mr. Murphy is entitled to a car allowance in the amount of $1,000 per month. Mr. Murphy is also entitled to participate in employee benefit plans as in effect from time to time.

        If Mr. Murphy's employment is terminated without "cause" (as defined in the Omnibus Incentive Plan), subject to the non-revocation or a release of claims, he will be entitled to a payment equal to two years of base salary, paid in accordance with our normal payroll practices. Upon a change in control, all of Mr. Murphy's unvested time-vesting LP Units and Leverage Restoration Options would vest. In addition, if Mr. Murphy was terminated without "cause" within 12 months preceding a change in control or a public offering (each as defined in Summit Holdings' limited partnership agreement), his performance-vesting LP Units and Leverage Restoration Options would be eligible to vest based on the proceeds of that transaction. The value of his unvested time-vesting LP Units and Leverage Restoration Options and his performance-vesting LP Units and Leverage Restoration Options as of January 2, 2016 is reflected in the "Outstanding Equity Awards at 2015 Fiscal Year-end" table.

Outstanding Equity Awards at 2015 Fiscal Year End

        A summary of the outstanding equity awards for each NEO as of January 2, 2016 is as follows:

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date(3)	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Thomas W. Hill	3/17/15	—	559,181	726,933	18.00	3/17/25	7,665	153,607	742,456	14,878,818
	3/17/15	—	29,463	—	18.00	3/17/25
Michael J. Brady	3/17/15	—	176,988	230,084	18.00	3/17/25	7,471	149,719	237,652	4,762,546
	3/17/15	—	6,852	—	18.00	3/17/25
Douglas C. Rauh	3/17/15	—	128,525	167,083	18.00	3/17/25	23,398	569,096	165,578	3,318,183
Brian J. Harris	3/17/15	—	101,200	131,560	18.00	3/17/25	77,904	1,561,196	155,815	3,122,533
Damian J. Murphy	3/17/15	—	124,084	161,310	18.00	3/17/25	5,378	107,775	166,653	3,339,726

(1)
Reflects time-vesting Leverage Restoration Options and warrants issued in connection with the Reclassification as described under "—Pre-IPO Compensation Elements." The time-vesting Leverage Restoration Options vest over four years at a rate of 25% of the award on each of the first four anniversaries of the Reclassification date, subject to the employee's continued employment through the applicable vesting date. The warrants became exercisable on March 17, 2016.

(2)
Reflects performance-vesting Leverage Restoration Options issued in connection with the Reclassification as described under "—Pre-IPO Compensation Elements." The performance-vesting Leverage Restoration Options are subject to the same four-year time vesting condition as the time-vesting Leverage Restoration Options. In addition, the performance-vesting awards only vest when certain investment returns are achieved by Blackstone while the employee continues to provide services to the Company. Subsequent to fiscal 2015, the performance condition of achievement of 1.75 times return on Blackstone's initial investment was met and the condition of achievement of 3.00 times return on Blackstone's initial investment was waived by the Board of Directors. See "—Fiscal 2016 Compensation Actions."

(3)
Reflects the expiration date of the Leverage Restoration Options, which is ten years from the date of grant. The warrants expire on the tenth anniversary of the pricing of Summit Inc.'s IPO.

(4)
Reflects time-vesting LP Units issued in connection with the Summit Inc. IPO as described under "—Pre-IPO Compensation Elements." Time-vesting LP Units were reclassified from the time-vesting Class D-1 interests, 20% of which vest on the first anniversary of the legacy Class D-1 interests' grant date and the remaining 80% vest monthly over the four years following the first anniversary. The time-vesting LP Units will become fully vested on an accelerated basis upon a change in control while the employee continues to provide services to the Company. Any of the time-vesting LP Units that are unvested upon termination of the employee's services will be forfeited by the employee.

(5)
Reflects the aggregate market value of the unvested time-vesting LP Units, based on a price of $20.04 per unit, which was the share price of Summit Inc.'s Class A Common Stock on December 31, 2015, the last trading day of the fiscal year.

(6)
Reflects performance-vesting LP Units issued in connection with the Reclassification as described under "—Pre-IPO Compensation Elements." The performance-vesting LP Units are subject to the same four-year time vesting condition as the time-vesting LP Units. In addition, the performance-vesting awards only vest when certain investment returns are achieved by Blackstone while the employee continues to provide services to the Company. Subsequent to fiscal 2015, the performance condition of achievement of 1.75 times return on Blackstone's initial investment was met and the condition of achievement of 3.00 times return on Blackstone's initial investment was waived by the Board of Directors. See "—Fiscal 2016 Compensation Actions."

(7)
Reflects the aggregate market value of the unvested performance-vesting LP Units, based on a price of $20.04 per unit, which was the share price of Summit Inc.'s Class A Common Stock on December 31, 2015, the last trading day of the fiscal year.

2015 Option Exercises and Stock Vested

        The following table provides information regarding the amounts recognized by our NEOs upon the vesting of time-vesting LP Units during 2015.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($)(1)
Thomas W. Hill	80,786	$1,618,953
Michael J. Brady	25,382	$508,648
Doug C. Rauh	28,084	$562,796
Brian J. Harris	47,947	$960,853
Damian J. Murphy	13,062	$261,767

(1)
The amount reported in the Value Realized on Vesting column reflects the aggregated market values based on a $20.04 share price, which was the closing price of Summit Inc.'s Class A common shares on December 31, 2015, the last trading day of Summit Inc.'s 2015 fiscal year.

Director Compensation

        Except as set forth below, in 2015, we paid compensation only to our directors who were not employed by us or our Sponsors for their services as directors. Following the Summit Inc. IPO, these directors received annual cash compensation of $150,000. The chairperson of the Board received an additional $90,000 and the respective chairpersons of the audit committee and corporate governance and nominating committee received an additional $15,000 and $10,000, respectively. Directors who were not employed by us may also receive compensation, from time to time, for service on any special committees of the Board. During 2015, directors could elect to receive a portion of their compensation, in an amount up to the lesser of 50% of their annual compensation or $100,000, in the form of equity. We reimburse our directors for any reasonable expenses incurred by them in connection with services provided in such capacity.

Howard L. Lance

        Mr. Lance was paid $250,000 in 2015 for service on the Board as its chairman and as chair of the corporate governance and nominating committee. In connection with the Summit Inc. IPO, the aggregate number of vested and unvested LP Units issued to Mr. Lance in respect of his Class D interests was 221,480, and the number of Leverage Restoration Options was 246,611.

Ted A. Gardner

        Mr. Gardner was paid $48,000 for his service on a special committee of the Board formed to evaluate aspects of the 2015 acquisition of the Davenport Assets. In connection with the Summit Inc. IPO, Class C interests held by a limited liability company controlled by Mr. Gardner were converted to 94,692 LP Units and the limited liability company received 27,408 warrants.

John R. Murphy

        Mr. Murphy was paid $196,750 in 2015 for his service on the Board, as chairman of the audit committee and for his service on a special committee of the Board formed to evaluate aspects of the 2015 acquisition of the Davenport Assets. He received $41,224 of this compensation in shares of our Class A Common Stock, of which $20,615 was paid in 2016. In connection with the IPO, the aggregate number of vested and unvested LP Units issued to Mr. Murphy in respect of his Class D interests was 11,274 and the number of Leverage Restoration Options was 10,220.

Director Compensation Table

        The table below summarizes the compensation paid to non-employee directors for the year ended January 2, 2016.

Name	Fees Earned or Paid in Cash	Option Awards(1)	Stock Awards(2)	Total Compensation
Howard L. Lance	250,000	2,207,168	2,155,868	4,756,696
Joseph S. Cantie(3)	—	—	—	—
Ted A. Gardner	48,000	493,344	195,072	48,000
Julia C. Kahr	—	—	—	—
John R. Murphy	196,750	91,469	127,985	400,564
Neil P. Simpkins	—	—	—	—
Anne K. Wade(3)	—	—	—	—
Steve H. Wunning(3)	—	—	—	—

(1)
The amounts reported in the Option Awards column reflect the aggregate grant date fair value of time-vesting Leverage Restoration Options issued in connection with the Reclassification, as described under "Pre-IPO Compensation Elements." The grant date fair values were computed in accordance with ASC 718, utilizing the assumptions discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. The fair value of the Leverage Restoration Options is determined using the Black-Scholes-Merton option pricing model assuming a $20.04 stock price, $18.00 exercise price, ten year term, 2.27% risk-free rate and a 48% volatility rate. As of January 2, 2016, Messrs. Lance and Murphy each held 246,611 and 10,220 Leverage Restoration Options, respectively.

(2)
As described in "Pre-IPO Compensation Elements," in connection with the Summit Inc. IPO, Class D interests were converted to LP Units. The amounts reported in the Stock Awards column reflect the incremental fair value of time-vesting LP Units that were modified in connection with the IPO, calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value are discussed in Note 20, Employee Long Term Incentive Plan, to our audited consolidated financial statements included elsewhere in this prospectus. As of January 2, 2016, Messrs. Lance and Murphy each held 253,498 and 11,274 LP Units, respectively.

(3)
Messrs. Cantie and Wunning and Ms. Wade were appointed to the Board in fiscal 2016 and therefore did not receive any compensation for the year ended January 2, 2016.

Summit Materials, Inc. 2015 Omnibus Incentive Plan

        In connection with Summit Inc.'s IPO, the Board adopted, and stockholders approved, the Omnibus Incentive Plan. The purpose of the Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby the Company's directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in Summit Inc., or be paid incentive compensation, including incentive compensation measured by reference to the value of Summit Inc.'s

Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of Summit Inc.'s stockholders.

Administration

        The Omnibus Incentive Plan is administered by the compensation committee of the Board or such other committee of the Board to which it has delegated power, or if no such committee or subcommittee thereof exists, the Board (as applicable, the "Committee"). The Committee has the sole and complete authority to designate participants and establish the types, terms and conditions of any award consistent with the provisions of the Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of Summit Inc. are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, Summit Inc., any participant, any holder or beneficiary of any award, and any of Summit Inc.'s stockholders.

Shares Subject to the Omnibus Incentive Plan

        The Omnibus Incentive Plan provides that the total number of shares of Class A common stock that may be issued under the Omnibus Incentive Plan is 13,500,000. As of January 2, 2016, 4,710,394 shares had been issued under the Omnibus Incentive Plan. Of the total number, the maximum number of shares of Class A common stock for which options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 2,000,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 2,000,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of Class A common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, shall not exceed $1.0 million in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $5.0 million. Except for substitute awards (as described below), in the event any award is canceled, is forfeited, terminates, lapses, or is settled without the delivery of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the Omnibus Incentive Plan, unless the shares are surrendered after the termination of the Omnibus Incentive Plan or stockholder approval is not required under the then-applicable rules of the exchange on which the shares of Class A common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by Summit Inc. or with which Summit Inc. combines (referred to as "substitute awards"), and such substitute awards shall not be counted against the total number of shares that may be issued under the Omnibus Incentive Plan, except that substitute awards intended to qualify as "incentive stock options" shall count against the limit on incentive stock options described above. No award may be granted under the Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options

        The Committee may grant non-qualified stock options and incentive stock options under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan; provided that all stock options granted under the Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of Summit Inc.'s Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of Class A common stock is prohibited by Summit Inc.'s insider trading policy (or "blackout period" imposed by Summit Inc.), the term will automatically be extended to the 30th day following the end of such period (but not to exceed five years from the grant date). The purchase price for the Class A common stock as to which a stock option is exercised may be paid to Summit Inc., to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in Class A common stock having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (3) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the Class A common stock at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to Summit Inc. the amount of the proceeds of such sale equal to the aggregate exercise price for the Class A common stock being purchased, or (C) through a "net exercise" procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Class A common stock will be settled in cash.

Stock Appreciation Rights

        The Committee may grant stock appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, Class A common stock or a combination of cash and Class A common stock, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of Class A common stock, over (B) the strike price per share, times (2) the numbers of shares of Class A common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of a share of Class A common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of Class A common stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Stock Units

        The Committee may grant restricted shares of Summit Inc.'s Class A common stock or restricted stock units, representing the right to receive, upon the expiration of the applicable restricted period, one share of Class A common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of Summit Inc.'s Class A common stock, subject to the other provisions of the Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of Class A common stock, including, without limitation, the right to vote such restricted shares of Class A common stock and to receive any dividends payable on such restricted shares (except that if the lapsing of restrictions with respect to such restricted shares of Class A common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of Class A common stock will be retained and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of Class A common stock) either in cash or, at the sole discretion of the Committee, in shares of Class A common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

LP Unit Awards

        The Committee may issue awards in the form of LP Units or other classes of partnership units in Summit Holdings established pursuant to Summit Holdings' agreement of limited partnership. LP Unit awards will be valued by reference to, or otherwise determined by reference to or based on, shares of Summit Inc.'s Class A common stock. LP Unit awards may be (1) convertible, exchangeable or redeemable for other limited partnership interests in Summit Holdings or shares of Summit Inc.'s Class A common stock or (2) valued by reference to the book value, fair value or performance of Summit Holdings. Other than to the extent required in connection with the issuance of Summit Inc.'s Class A common stock, Summit Inc. generally does not expect to issue awards of LP Units under the Omnibus Incentive Plan unless the Committee determines that an award of LP Units is appropriate.

        For purposes of calculating the number of shares underlying LP Unit awards relative to the total number of shares of Summit Inc.'s Class A common stock available for issuance under the Omnibus Incentive Plan, the Committee will establish in good faith the maximum number of shares to which a participant receiving an LP Unit award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, partnership capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of shares of Summit Inc.'s Class A common stock underlying such LP Unit award will be reduced accordingly by the Committee, and the number of shares available under the Omnibus Incentive Plan will be increased by one share for each share so reduced. The Committee will determine all other terms of LP Unit awards. The award documentation in respect of LP Unit awards may provide that the recipient will be entitled to receive, currently or on a deferred or contingent basis, dividends or dividend equivalents with respect to the number of shares of Summit Inc.'s Class A common stock underlying the award or other distributions from Summit Holdings prior to vesting (whether based on a period of time or based on attainment of specified performance conditions), as determined at the time of grant by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) will be deemed to have been reinvested in additional shares of Class A common stock or LP Units.

Other Stock-Based or Cash-Based Awards

        The Committee may issue unrestricted Class A common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of Class A common stock (including, without limitation, performance shares or performance units) or other awards denominated in cash (including cash bonuses), under the Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the Omnibus Incentive Plan.

Performance Compensation Awards

        The Committee may also designate any award as a "performance compensation award" intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination of the foregoing) and are limited to the following, which may be determined in accordance with U.S. GAAP or on a non-GAAP basis: net earnings or net income (before or after taxes); cash flow, including but not limited to operating cash flow or free cash flow; cash and/or funds available for distribution; EBITDA; growth in EBITDA determined on an annual, multi-year or other basis; deployment of value-adding capital via organic investment or acquisitions; return measures (including, but not limited to, return on assets, investment, capital, invested capital, equity and/or development); share price (including, but not limited to, appreciation, growth measures and total stockholder return on an annual, multi-year or other basis); debt and debt-related ratios, including debt to total market capitalization, debt to EBITDA, debt to assets and fixed charge coverage ratios (determined with or without the pro rata share of our ownership interest in co-investment partnerships); net asset value per share; growth in net asset value per share determined on an annual, multi-year or other basis; basic or diluted earnings per share (before or after taxes); expense targets or cost reduction goals, general and administrative expense savings; operating efficiency; working capital targets; measures of economic value added or other "value creation" metrics; enterprise value; competitive market metrics; performance or yield on development or redevelopment projects; objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); market share; operational or performance measurements relative to peers; strategic objectives and related revenue; productivity measures; employee retention; workplace health and safety; objective measures of employee morale and satisfaction; corporate social responsibility measures; environmental safety or compliance metrics; or any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance and/or our affiliates as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (1) asset write-downs; (2) litigation, claims, judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in Summit Inc.'s annual report to stockholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; (10) a change in Summit Inc.'s fiscal year; (11) accruals for payments to be made in respect of the Omnibus Incentive Plan or other specified compensation arrangements; and (12) any other changes in capital structure (or similar events) specified in the Omnibus Incentive Plan.

        Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant's performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to: (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the Omnibus Incentive Plan.

Effect of Certain Events on Omnibus Incentive Plan and Awards

        In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Summit Inc.'s Class A common stock or other securities, issuance of warrants or other rights to acquire shares of Summit Inc.'s Class A common stock or other securities, or other similar corporate transactions or events (including, without limitation, a change in control as defined in the Omnibus Incentive Plan) that affects the shares of Class A common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting Summit Inc., any affiliate or the financial statements of Summit Inc. or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of Summit Inc.'s common stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation,

(1) the number of shares of Class A common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Class A common stock received or to be received by other holders of Summit Inc.'s common stock in such event), including without limitation, in the case of options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of Class A common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof. For the avoidance of doubt, the Committee may cancel any stock option or stock appreciation right for no consideration if the fair market value of the shares subject to such option or stock appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or stock appreciation right.

Nontransferability of Awards

        An award will not be transferable or assignable by a participant, other than by will or by the laws of descent and distribution and, except for designation of beneficiaries, any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against Summit Inc. or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant's family members, any trust established solely for the benefit of a participant or such participant's family members, any partnership or limited liability company of which a participant or such participant's family members are the sole partner(s) or member(s), and a beneficiary to whom donations are eligible to be treated as "charitable contributions" for tax purposes.

Amendment and Termination

        The Board may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the Omnibus Incentive Plan, any securities exchange or inter-dealer quotation system on which Summit Inc.'s securities may be listed or quoted or for changes in U.S. GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award shall not to that extent be effective without such individual's consent. The Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, whether prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, further, that without stockholder approval, except as otherwise permitted in the Omnibus Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents

        The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time and other than awards structured as restricted stock) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture

        An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to the Company or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award and must repay the gain to the Company. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Summit Inc. is the general partner of Summit Holdings, which indirectly owns 100% of the limited liability interests of Summit LLC. Summit Inc. also holds 75,566,319 of the outstanding LP Units. Except as otherwise noted, (i) the information is as of September 27, 2016, and (ii) the address of each beneficial owner of is c/o Summit Materials, Inc., 1550 Wynkoop Street, 3rd floor, Denver, Colorado 80202.

        The following table sets forth the beneficial ownership of shares of Summit Inc.'s Class A Common Stock and Summit Holdings' LP Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Summit Inc., (2) each of our directors and NEOs and (3) all of our directors and executive officers as a group. Percentage of beneficial ownership is based upon 100,029,890 total shares of Class A Common Stock and LP Units, excluding LP Units held by the Company, consisting of (1) 75,566,319 shares of Class A Common Stock issued and outstanding and (2) 24,463,571 LP Units outstanding, excluding LP Units held by the Company, in each case as of September 27, 2016.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Class A Common Stock(1)		LP Units(1)		Combined Voting Power(2)
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Blackstone Funds(3)	—	—	16,451,722	16.4	16,451,722	16.4
Melvin Capital Management LP(4)	3,850,000	5.1	—	—	3,850,000	3.8
Prudential Financial, Inc.(5)	3,791,118	5.0	—	—	3,791,118	3.8
Thomas W. Hill(6)	381,141	*	999,425	*	1,380,566	1.4
Howard L. Lance(7)	61,653	*	151,499	*	213,152	*
Joseph S. Cantie	—	—	—	—	—	—
Ted A. Gardner(8)	27,408	*	202,752	*	230,160	*
Julia C. Kahr(9)	—	—	—	—	—	—
John R. Murphy(10)	10,707	*	11,274	*	21,981	*
Neil P. Simpkins(11)	—	—	—	—	—	—
Anne K. Wade	—	—	—	—	—	—
Steven H. Wunning	—	—	—	—	—	—
Michael J. Brady(12)	108,620	*	408,649	*	517,269	*
Brian J. Harris(13)	114,015	*	436,699	*	550,714	*
Damian J. Murphy(14)	74,394	*	259,042	*	333,436	*
Douglas C. Rauh(15)	77,454	*	132,262	*	209,716	*
All Directors and Executive Officers as a Group (17 persons)(16)	988,425	1.3	3,016,019	3.0	4,004,444	4.0

*
Represents less than 1%.

(1)
Subject to the terms of the Exchange Agreement, vested LP Units are exchangeable from and after March 17, 2016 for shares of our Class A Common Stock on a one-for-one basis. See "Certain Relationships and Related Person Transactions—Exchange Agreement." Beneficial ownership of LP Units reflected in this table includes both vested and unvested LP Units and has not been reflected as beneficial ownership of shares of our Class A Common Stock for which such units may be exchanged.

(2)
Represents percentage of voting power of the Class A Common Stock and Class B Common Stock of the Summit Inc. voting together as a single class and gives effect to voting power of the Class B Common Stock. Class B Common Stock provides holders who also hold LP Units with a number of votes that is equal to the aggregate number of LP Units held by such holders. As of

  September 27, 2016, entities affiliated with Blackstone and certain members of management and their family trusts held all of the issued shares of our Class B Common Stock that were outstanding and the total votes represented by the Class B Common Stock was 17,837,288. We expect holders of the remaining 6,631,283 LP Units will each receive shares of Class B Common Stock, the table reflects an assumed total of 100,029,890 total votes represented by outstanding securities, in lieu of 93,398,607.

(3)
Includes 13,349,610 LP Units directly held by Blackstone Capital Partners (Delaware) V-NQ L.P., 2,814,207 LP Units directly held by Blackstone Capital Partners (Delaware) NQ V-AC L.P., 253,891 LP Units directly held by Summit BCP Intermediate Holdings L.P., 21,513 LP Units directly held by Blackstone Family Investment Partnership (Delaware) V-NQ L.P. and 12,501 LP Units directly held by Blackstone Participation Partnership (Delaware) V-NQ L.P. (together, the "Blackstone Funds"). The general partner of Summit BCP Intermediate Holdings L.P. is Summit BCP Intermediate Holdings GP, Ltd. Summit BCP Intermediate Holdings GP, Ltd. is owned by Blackstone Capital Partners (Delaware) V-NQ L.P., Blackstone Capital Partners (Delaware) NQ V-AC L.P., Blackstone Family Investment Partnership (Delaware) V-NQ L.P. and Blackstone Participation Partnership (Delaware) V-NQ L.P. The general partner of each of Blackstone Capital Partners (Delaware) V-NQ L.P. and Blackstone Capital Partners (Delaware) NQ V-AC L.P. is Blackstone Management Associates (Cayman) V-NQ L.P. The general partners of each of Blackstone Management Associates (Cayman) V-NQ L.P., Blackstone Family Investment Partnership (Delaware) V-NQ L.P. and Blackstone Participation Partnership (Delaware) V-NQ L.P. are Blackstone LR Associates (Cayman) V-NQ Ltd. and BCP V-NQ GP L.L.C. Blackstone Holdings II L.P. is the sole member of BCP V-NQ GP L.L.C. and the controlling shareholder of Blackstone LR Associates (Cayman) V-NQ Ltd. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such persons disclaims beneficial ownership of the LP Units (and the shares underlying such units) directly held by the Blackstone Funds (other than the Blackstone Funds to the extent of their direct holdings). The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(4)
The number of shares held was obtained from the holder's Schedule 13G filing with the SEC dated August 22, 2016, which reports beneficial ownership as of August 19, 2016. The Schedule 13G filing indicates that Melvin Capital Management LP ("Melvin") has sole voting and dispositive power over 3,850,000 shares of our Class A Common Stock, which includes 700,000 shares of our Class A Common Stock if 7,000 options were exercised. The address of Melvin's principal business office is 527 Madison Avenue, 25th Floor, New York, NY 10022.

(5)
The number of shares held was obtained from the holder's Schedule 13G filing with the SEC dated February 2, 2016, which reports ownership as of December 31, 2015. The Schedule 13G filing indicates that the holder, Prudential Financial, Inc. ("Prudential") had sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, 263,250 shares of our Class A Common Stock and shared power to vote or direct the vote of, and shared power to dispose or to direct the disposition of, 3,527,868 shares of our Class A Common Stock. The filing also reports that the 3,791,118 shares of our Class A Common Stock beneficially owned by Prudential includes all of the shares beneficially owned by Jennison. Prudential's address is 751 Broad Street, Newark, New Jersey 07103.

(6)
Includes (i) 321,528 Leverage Restoration Options (as defined below) issued to Mr. Hill that are vested or will vest within 60 days, (i) 29,463 warrants issued to Mr. Hill at the time of our IPO, (iii) 30,150 shares of our Class A Common Stock owned by Mr. Hill, (iv) 26,741 LP Units held by

  Mr. Hill and (v) 972,684 LP Units held by a trust for which Mr. Hill's spouse serves as trustee and as to which Mr. Hill could be deemed to have beneficial ownership. See "Certain Relationships and Related Person Transactions—Warrant Issuances."

(7)
Includes 61,653 Leverage Restoration Options issued to Mr. Lance that are vested or will vest within 60 days.

(8)
Includes (i) 27,408 warrants and (ii) 202,752 LP Units held by a limited liability company controlled by Mr. Gardner. Mr. Gardner has sole voting and dispositive power over such warrants and LP Units. Does not include (i) 57,555 warrants issued to Silverhawk at the time of our IPO and (ii) 1,611,022 LP Units held by Silverhawk and as to which Mr. Gardner, a managing partner and co-founder, could be deemed to have beneficial ownership. See "Certain Relationships and Related Person Transactions—Warrant Issuances."

(9)
Ms. Kahr is a Senior Managing Director of The Blackstone Group. Ms. Kahr disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

(10)
Includes (i) 2,555 Leverage Restoration Options issued to Mr. Murphy that are vested or will vest within 60 days and (ii) 8,152 shares of our Class A Common Stock owned by Mr. Murphy.

(11)
Mr. Simpkins is a Senior Managing Director of The Blackstone Group. Mr. Simpkins disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

(12)
Includes (i) 101,768 Leverage Restoration Options issued to Mr. Brady that are vested or will vest within 60 days and (ii) 6,852 warrants issued to Mr. Brady at the time of our IPO.

(13)
Includes (i) 58,190 Leverage Restoration Options issued to Mr. Harris that are vested or will vest within 60 days, (ii) 55,825 shares of our Class A Common Stock owned by Mr. Harris, and (iii) 408,649 LP Units held by trusts for which Mr. Harris' spouse serves as trustee and as to which Mr. Harris could be deemed to have beneficial ownership.

(14)
Includes (i) 71,349 Leverage Restoration Options issued to Mr. Murphy that are vested or will vest within 60 days, (ii) 1,218 shares of our Class A Common Stock owned by Mr. Murphy, and (iii) 1,827 shares of our Class A Common Stock held by his daughter and as to which Mr. Murphy could be deemed to have beneficial ownership.

(15)
Includes (i) 73,902 Leverage Restoration Options issued to Mr. Rauh that are vested or will vest within 60 days and (ii) 3,552 shares of our Class A Common Stock purchased by Mr. Rauh at the time of our IPO.

(16)
Includes (i) 797,989 Leverage Restoration Options that are vested or will vest within 60 days, (ii) 63,723 warrants issued at the IPO and (iii) 126,713 shares of our Class A Common Stock.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Exchange Agreement

        In connection with the IPO, Summit Inc. entered into an exchange agreement with the holders of LP Units pursuant to which each holder of LP Units (and certain permitted transferees thereof) may, from and after March 17, 2016 (subject to the terms of the exchange agreement) exchange their LP Units for shares of Class A common stock of Summit Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. The exchange agreement also provides that a holder of LP Units will not have the right to exchange LP Units if Summit Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Summit Inc. or its subsidiaries to which such holder may be subject. Summit Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Summit Holdings is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LP Units for shares of Class A common stock, the number of LP Units held by Summit Inc. is correspondingly increased as it acquires the exchanged LP Units. In accordance with the exchange agreement, any holder who surrenders all of its LP Units for exchange must concurrently surrender all shares of Class B common stock held by it (including fractions thereof) to Summit Inc. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units (excluding LP Units held by Summit Inc.), the consent of each Blackstone holder will be required to amend the exchange agreement.

Registration Rights Agreement

        In connection with the IPO, Summit Inc. entered into a registration rights agreement with its pre-IPO owners and the former Continental Cement minority holders pursuant to which Summit Inc. granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require Summit Inc. to register under the Securities Act of 1933, as amended (the "Securities Act") the offering of shares of Class A common stock delivered in exchange for LP Units. Under the registration rights agreement, Summit Inc. agreed to register the exchange of LP Units for shares of Class A common stock by its pre-IPO owners. In addition, Blackstone has the right to request an unlimited number of "demand" registrations, the former Continental Cement minority holders have the right to request one "demand" registration and Blackstone, certain other pre-IPO owners and the former Continental Cement minority holders have customary "piggyback" registration rights.

Tax Receivable Agreement

        In connection with the IPO, Summit Inc. entered into a tax receivable agreement with the holders of LP Units and certain other indirect pre-IPO owners (the "Investor Entities") that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the cash savings in income tax, if any, that Summit Inc. realizes as a result of (i) the increases in tax basis resulting from exchanges of LP Units and (ii) its utilization of certain net operating losses of the Investor Entities described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Summit Inc. and not of Summit Holdings. Summit Inc. expects to benefit from the remaining 15% of cash savings, if any, in income tax it realizes. For purposes of the tax receivable agreement, the cash savings in income tax are computed by comparing the actual income tax liability of Summit Inc. (calculated with certain assumptions) to the amount of such taxes that Summit Inc. would have been required to pay had there been no increase to the tax basis of the assets of Summit Holdings as a result of the exchanges and no utilization of net operating losses of the Investor Entities and had Summit Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless Summit Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or Summit Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Summit Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increases in tax basis as a result of an exchange, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors.

  •
  the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Summit Holdings at the time of each exchange;

  •
  the price of shares of Summit Inc.'s Class A Common Stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Summit Holdings, is directly proportional to the price of shares of Summit Inc.'s Class A Common Stock at the time of the exchange;

  •
  the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

  •
  the amount of net operating losses—the amount of net operating losses of the Investor Entities at the time of any applicable merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

  •
  the amount and timing of Summit Inc.'s income—Summit Inc. is required to pay 85% of the cash tax savings as and when realized, if any. If Summit Inc. does not have taxable income, it is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings would have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax savings that will result in payments under the tax receivable agreement.

        We anticipate that we will account for the effects of these increases in tax basis and payments for such increases under the tax receivable agreement arising from exchanges as follows:

  •
  we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

  •
  to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

  •
  we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

        All of the effects of changes in any of our estimates after the date of the exchange will be included in net (loss) income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net (loss) income.

        We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Summit Holdings and our possible utilization of net operating losses, the payments that we may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that Summit Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Summit Inc. by Summit Holdings are not sufficient to permit Summit Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by holders of LP Units.

        In addition, the tax receivable agreement provides that upon certain changes of control, Summit Inc.'s (or its successor's) obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) and other recipients would be based on certain assumptions, including that Summit Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreement. With respect to previously exchanged or acquired LP Units, we would be required to make a payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.

        Furthermore, Summit Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including that (i) any LP Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A Common Stock at the time of termination, (ii) Summit Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) Summit Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. Based upon a $20.04 share price of Summit Inc.'s Class A Common Stock, which was the closing price on December 31, 2015, and assuming that LIBOR was 1.2%, we estimate that if Summit Inc. were to exercise its termination right, the aggregate amount of these termination payments would be approximately $607.0 million. The foregoing number is merely an estimate and the actual payments could differ materially.

        As a result of the change in control provisions and the early termination right, Summit Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Summit Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such tax benefits. Also, the obligations of Summit Inc. would be automatically accelerated and be immediately due and payable in the event that Summit Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

        Decisions made by Summit Inc.'s pre-IPO owners may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner's tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

        Payments under the tax receivable agreement are based on the tax reporting positions that we will determine. Summit Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if the tax basis increases or our utilization of net operating losses are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of Summit Inc.'s cash tax savings.

Stockholders' Agreement

        In connection with the IPO, Summit Inc. entered into a stockholders' agreement with Blackstone. This agreement requires Summit Inc. to, among other things, nominate a number of individuals designated by Blackstone for election as Summit Inc.'s directors at any meeting of Summit Inc.'s stockholders (each a "Sponsor Director") such that, upon the election of each such individual, and each other individual nominated by or at the direction of the Board or a duly-authorized committee of the Board, as a director of Summit Inc., the number of Sponsor Directors serving as directors of Summit Inc. is equal to: (1) if the pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the shares of Summit Inc.'s common stock entitled to vote generally in the election of Summit Inc.'s directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising Summit Inc.'s board of directors; (2) if the pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the shares of Summit Inc.'s common stock entitled to vote generally in the election of Summit Inc.'s directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising Summit Inc.'s board of directors; (3) if the pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total shares of Summit Inc.'s common stock entitled to vote generally in the election of Summit Inc.'s directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising the Board; (4) if the pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total shares of Summit Inc.'s common stock entitled to vote generally in the election of Summit Inc.'s directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising the Board; and (5) if the pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total shares of Summit Inc.'s common stock entitled to vote generally in the election of Summit Inc.'s directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising the Board. For so long as the stockholders' agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on Summit Inc.'s board created by the removal or resignation of a Sponsor Director, the stockholders' agreement requires Summit Inc. to nominate a Sponsor Director for election to fill the vacancy. The above-described provisions of the stockholders' agreement will remain in effect until Blackstone is no longer entitled to nominate a Sponsor Director pursuant to the stockholders' agreement, unless Blackstone requests that it terminate at an earlier date.

        The stockholders' agreement also: (1) requires Summit Inc. to cooperate with Blackstone in connection with certain future pledges, hypothecations or grants of security interest in any or all of the shares of Class A common stock or LP Units held by Blackstone, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit; and (2) entitles the Investor Entities to require Summit Inc. to implement either (x) the contribution of interests in the Investor Entities for an aggregate number of shares of Class A common stock that is equal to the number of LP Units held by such Investor Entity along with any rights holders of interests in the

Investor Entity are entitled to under the tax receivable agreement following such contribution or (y) the merger of the applicable Investor Entity into Summit Inc. with Summit Inc. surviving in exchange for a number of shares of Class A common stock that is equal to the number of LP Units along with any rights holders of interests in the Investor Entity are entitled to under the tax receivable agreement following such contribution.

        Since the Summit Inc. IPO Date, Blackstone has not exercised its right under the stockholders' agreement to designate Sponsor Directors.

Summit Materials Holdings L.P. Amended and Restated Limited Partnership Agreement

        Summit Inc. holds LP Units in Summit Holdings and is the sole general partner of Summit Holdings. Accordingly, Summit Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its operating entity subsidiaries, conducts our business.

        Pursuant to the limited partnership agreement of Summit Holdings, Summit Inc. has the right to determine when distributions will be made to holders of LP Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LP Units pro rata in accordance with the percentages of their respective limited partnership interests.

        No distributions will be made in respect of unvested LP Units and instead such amounts will be distributed to holders of vested LP Units pro rata in accordance with their vested interests. If, from time to time, an unvested LP Unit becomes vested, then, on the next distribution date, all amounts that would have been distributed pro rata in respect of that LP Unit if it had been vested on prior distribution dates will be required to be "caught up" in respect of that LP Unit before any distribution is made in respect of other vested LP Units.

        The holders of LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for tax distributions to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. These tax distributions are generally only paid to the extent that other distributions made by Summit Holdings were otherwise insufficient to cover the estimated tax liabilities of all holders of LP Units. In general, these tax distributions are computed based on Summit Inc.'s estimate of the net taxable income of Summit Holdings allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). During the year ended January 2, 2016 and the six months ended July 2, 2016, Summit LLC paid tax distributions to Summit Holdings totaling $46.6 million and $0.7 million, respectively, of which $46.6 million and $0.4 million, respectively, was distributed to Summit Holdings' partners, other than Summit Inc., and of which $17.9 million and $0.3 million, respectively, was paid to Summit Inc.

        The limited partnership agreement of Summit Holdings also provides that substantially all expenses incurred by or attributable to Summit Inc., excluding obligations incurred under the tax receivable agreement, income tax expenses of Summit Inc. and payments on indebtedness incurred by Summit Inc., will be borne by Summit Holdings.

        The limited partnership agreement of Summit Holdings also provides that affiliates of Blackstone may transfer all or any portion of their LP Units or other interest in Summit Holdings without the prior consent of Summit Inc. as the general partner, subject to compliance with certain conditions, including that Summit Holdings not become a publicly traded partnership.

        Summit Inc. as the general partner may (i) at any time, require all holders of LP Units, other than affiliates of Blackstone, to exchange their units for shares of Summit Inc.'s common stock or (ii) with the consent of partners in Summit Holdings whose vested interests exceed 66 2/3% of the aggregate vested interests in Summit Holdings, require all holders of interests in Summit Holdings to transfer their interests, provided that the prior written consent of each holder that is an affiliate of Blackstone affected by any such proposed transfer will be required. These provisions are designed to ensure that the general partner can, in the context of a sale of Summit Holdings, sell Summit Holdings as a wholly-owned entity subject to the approval of the holders thereof, including specific approval by any Blackstone affiliates then holding such units. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units, the consent of each Blackstone holder will be required to amend the limited partnership agreement.

Contribution and Purchase Agreement

        Pursuant to a contribution and purchase agreement, dated December 18, 2014, among Summit Inc., Summit Holdings, Summit Materials Holdings GP, Ltd. ("Summit GP"), Summit Owner Holdco, the former Continental Cement minority holders and Continental Cement (the "Contribution and Purchase Agreement"), concurrently with the consummation of Summit Inc.'s IPO (1) the former Continental Cement minority holders contributed 28,571,429 of the Class B Units of Continental Cement to Summit Owner Holdco in exchange for Series A Units of Summit Owner Holdco, (2) Summit GP, as the existing general partner of Summit Holdings contributed to Summit Owner Holdco its right to act as the general partner of Summit Holdings in exchange for Series B Units of Summit Owner Holdco, (3) Summit Owner Holdco in turn contributed the Class B Units of Continental Cement to us in exchange for shares of Summit Inc.'s Class A common stock and contributed to Summit Inc. its right to act as the general partner of Summit Holdings in exchange for shares of Summit Inc.'s Class B common stock, (4) Summit Inc. in turn contributed the Class B Units of Continental Cement Summit Inc. received to Summit Holdings in exchange for LP Units and (5) the former Continental Cement minority holders delivered the remaining 71,428,571 Class B Units of Continental Cement to Summit Holdings in exchange for a payment made by Summit Holdings in March 2015 in the amount of $35.0 million in cash and $15.0 million aggregate principal amount of non-interest bearing notes that are payable in six aggregate annual installments, beginning on March 17, 2016, of $2.5 million. As a result of the foregoing transactions, Summit Owner Holdco holds 1,029,183 shares of Class A common stock and Continental Cement became a wholly-owned subsidiary of Summit Holdings on March 17, 2015.

Indemnification Agreements

        Summit Inc. has entered into indemnification agreements with its directors and executive officers. These agreements require Summit Inc. to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, Summit Inc. has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

        There is currently no pending material litigation or proceeding involving any of Summit Inc.'s directors, officers or employees for which indemnification is sought.

Transaction and Management Fee Agreement

        Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. ("BMP"), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

        The management fee was calculated based on the greater of $300,000 or 2.0% of the Company's annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. The Company incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015. During this period, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

        In connection with the IPO of Summit Inc., the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million, $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

        In addition to the transaction and management fees paid to BMP, the Company reimbursed BMP for direct expenses incurred, which were not material in 2015.

Warrant Issuances

        In connection with the modification of the capital structure of Summit Holdings, Summit Inc. issued warrants to purchase an aggregate of 160,333 shares of Class A common stock to limited partners of Summit Holdings who held Class C limited partnership interests of Summit Holdings. Holders of the Class C limited partnership interests include Thomas W. Hill, a limited liability company controlled by Ted A. Gardner and Michael J. Brady, who received warrants to purchase 29,463, 27,408, and 6,852 shares of Class A common stock, respectively. The warrants were issued in substitution for part of the economic benefit of the Class C interests that was not reflected in the conversion of the Class C interests to LP Units. The exercise price of the warrants is equal to the IPO price of $18.00 per share. The warrants are exercisable from and after March 17, 2016.

Commercial Transactions with Sponsor Portfolio Companies

        Our Sponsors and their respective affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements is expected to be material to us.

Other

        Thomas A. Beck was appointed President of Summit Inc.'s Cement Division effective January 3, 2016. Mr. Beck has served as President of Continental Cement since January 1, 2013. Mr. Beck, through the Thomas A. Beck Family, LLC (the "Beck LLC"), is a party to the Contribution and Purchase Agreement as a former Continental Cement minority holder. As described above under "Contribution and Purchase Agreement," in connection with the Contribution and Purchase Agreement, Summit Holdings paid to the former Continental Cement minority holders cash consideration of $35.0 million and issued to the former Continental Cement minority holders $15.0 million in aggregate principal amount of non-interest bearing notes payable over six years. The pro rata share of the $35.0 million cash consideration that was distributed to the Beck LLC on March 17, 2015 was $600,855. The pro rata share of the $15.0 million in notes that is due to the Beck LLC is $208,344, payable in six equal annual installments of $34,724.08 on each anniversary of March 17, 2015. During 2015, tax distributions to the Beck LLC in connection with Mr. Beck's interest in the Contribution and Purchase Agreement totaled $12,237.

        On July 17, 2015, Continental Cement purchased the Davenport Assets from Lafarge North America, Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. ("BCP") for equity financing up to $90.0 million in the form of a preferred equity interest (the "Equity Commitment Financing"), which would have been used to pay the $80.0 million deferred purchase price if other financing was not attained by December 31, 2015. For this Equity Commitment Financing, Summit Holdings paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

        Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $26.25 million principal amount of the 6.125% senior notes due 2023 issued in July 2015, $22.5 million principal amount of the 6.125% senior notes due 2023 issued in November 2015, and $18.75 million of the 8.500% senior notes due 2022 issued in March 2016, and in each case received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A Common Stock issued in connection with Summit Inc.'s August 2015 follow-on offering of Class A Common Stock (the "August 2015 Follow-on Offering") and received compensation in connection therewith.

        Blackstone Holdings Finance Co. L.L.C., an affiliate of The Blackstone Group L.P., served as a co-manager and a lender for our term loan facility and received customary fees associated with its pro rata participation.

        In the six months ended July 2, 2016, Summit Inc. used a portion of the net proceeds from the August 2015 Follow-on Offering to purchase 18,675,000 LP Units at a purchase price per LP Unit of $24.784375 (equal to the public offering price per share of Class A common stock in the August 2015 follow-on offering, less underwriting discounts and commissions) from certain of its pre-IPO owners, including affiliates of The Blackstone Group L.P., Silverhawk Capital Partners, LLC and certain of its directors and officers. Such pre-IPO owners received approximately $462.8 million in the aggregate, and Summit Inc.'s directors and executive officers participating in the August 2015 Follow-on Offering received net proceeds in connection with their sale of LP Units in the following amounts: Mr. Hill $6,166,774, Mr. Lance $747,298, Ms. Benedict $165,758, Mr. Gill $100,426, Mr. Harris $2,496,951, Mr. Damian Murphy $887,429 and Mr. Rauh $641,147.

        In addition to the fees paid to BMP pursuant to the agreements described above, the Company reimbursed BMP for direct expenses incurred, which were not material in the six months ended July 2, 2016.

        Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $1.4 million for the period between December 28, 2014 and March 17, 2015, and accounts receivable due from these parties were approximately $1.2 million as of December 27, 2014.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

        In connection with the consummation of the Davenport Acquisition on July 17, 2015, we, Summit Materials Intermediate Holdings, LLC and certain of our subsidiaries entered into a restatement agreement with the lenders party thereto and Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swingline lender (the "Restatement Agreement"), amending and restating the existing credit agreement governing our senior secured credit facilities (such credit agreement, as amended by the Restatement Agreement, the "Amended and Restated Credit Agreement").

        The Amended and Restated Credit Agreement provides for a term loan facility in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the term loan and revolving credit facility, collectively, the "senior secured credit facilities"). The revolving credit facility includes capacity available for letters of credit and for borrowings on same-day notice. The full amount of the term loan was drawn at closing and used to repay the prior term loan and to finance part of the initial cash purchase price of the Davenport Acquisition.

        The senior secured credit facilities include an uncommitted incremental facility that allows us the option to increase the amount available under the term loan facility and/or the revolving credit facility by (i) $225.0 million plus (ii) an additional amount so long as we are in pro forma compliance with a consolidated first lien net leverage ratio of no greater than 3.75:1.00 (excluding revolving credit loans borrowed for seasonal working capital requirements in an amount not to exceed $75.0 million). Availability of such incremental facilities is subject to, among other conditions, the absence of an event of default and the receipt of commitments by existing or additional financial institutions.

Interest Rate and Fees

        Borrowings under the senior secured credit facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (i) a base rate (subject to a base rate floor of 2.00% in the case of the term loan facility) or (ii) the eurocurrency rate (subject to a eurocurrency rate floor of 1.00% in the case of the term loan facility). The base rate is the highest of (a) the Federal Funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) the eurocurrency rate plus 1.00%. The eurocurrency rate is the rate published on the applicable Bloomberg screen page two business days prior to the commencement of the interest period, as relevant to such borrowing, adjusted for certain additional costs. The applicable margin for the term loan facility and the revolving credit facility is 2.25% in the case of base rate loans and 3.25% in the case of eurocurrency rate loans. The applicable margin will be subject to a 25 basis point step-down if we attain a consolidated first lien net leverage ratio of 2.25:1.00.In addition to paying interest on outstanding principal under the amended and restated senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We are also required to pay customary letter of credit and agency fees.

Mandatory Prepayments

        The Amended and Restated Credit Agreement requires us to prepay outstanding term debt, subject to certain exceptions, with: (i) commencing with the fiscal year ended January 2, 2016, 50% (which percentage will be reduced to 25% and 0% upon our attaining certain consolidated first lien net leverage ratios) of our annual excess cash flow less the principal amount of certain debt prepayments; (ii) 100% of the net proceeds from certain asset sales and casualty and condemnation proceeds, subject to certain threshold amounts of net proceeds and, if no default exists, to a 100% reinvestment right if reinvested or committed to be reinvested within 12 months of receipt so long as any committed reinvestment is actively reinvested within 18 months of receipt; and (iii) 100% of the net proceeds from issuances or incurrence of certain debt, other than proceeds from debt permitted to be incurred under the Amended and Restated Credit Agreement. We will apply the foregoing mandatory prepayments to the term debt in direct order of maturity.

Voluntary Prepayments

        We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty; provided that voluntary prepayments of eurocurrency rate loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Amortization and Final Maturity

        We are required to make scheduled quarterly principal payments each equal to 0.25% of the original principal amount of the term loan facility made on July 17, 2015, with the balance due on the seventh anniversary of July 17, 2015. We are not required to make any scheduled principal payments under the revolving credit facility. The principal amounts outstanding under the revolving credit facility will be due and payable on its maturity date of March 11, 2020.

Guarantee and Security

        All obligations under the Amended and Restated Credit Agreement are unconditionally guaranteed by Summit Materials Intermediate Holdings, LLC, our immediate parent entity, and each of our existing and future direct or indirect wholly-owned domestic restricted subsidiaries (other than certain immaterial subsidiaries, subsidiaries that are precluded by law, regulation or contractual obligation from guaranteeing the obligations and certain subsidiaries excluded via customary exceptions) (collectively, the "Credit Agreement Guarantors").

        All obligations under the Amended and Restated Credit Agreement, and the guarantees of those obligations, will be secured by substantially all of the following assets of ours and each subsidiary that is a Credit Agreement Guarantor, subject to certain exceptions: (i) a pledge of 100% of our capital stock and 100% of the capital stock of each material domestic restricted subsidiary that is directly owned by us or one of the subsidiary Credit Agreement Guarantors, promissory notes and any other instruments evidencing indebtedness owned by Summit LLC or one of the subsidiary Credit Agreement Guarantors and 65% of the capital stock of each wholly-owned first-tier foreign subsidiary that is, in each case, directly owned by us or one of the subsidiary Credit Agreement Guarantors; and (ii) a security interest in, and mortgages on, substantially all tangible and intangible assets (above a materiality threshold in the case of mortgages) of ours and each subsidiary Credit Agreement Guarantor.

Certain Covenants and Events of Default

        Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our and our restricted subsidiaries' ability to:

  •
  incur additional indebtedness or guarantees;

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  create liens on assets;

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  change its fiscal year;

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  enter into sale and leaseback transactions;

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  engage in mergers or consolidations;

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  sell assets;

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  pay dividends and make other restricted payments;

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  make investments, loans or advances;

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  repay subordinated indebtedness;

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  make certain acquisitions;

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  engage in certain transactions with affiliates; and

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  change its lines of business.

        In addition, the senior secured credit facilities require us to maintain a consolidated first lien net leverage ratio equal to or below 4.75:1.00 as of the last day of each fiscal quarter.

        The Amended and Restated Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

2023 Notes

        On July 8, 2015 and November 19, 2015, the Issuers issued $350.0 million aggregate principal amount and $300.0 million aggregate principal amount, respectively, of senior notes due July 15, 2023. The existing notes bear interest at a rate of 6.125% per year, payable semi-annually in arrears on January 15 and July 15. The Issuers' obligations under the existing notes are guaranteed on a senior unsecured basis by all of Summit LLC's existing and future wholly-owned domestic restricted subsidiaries that guarantee its senior secured credit facilities.

        At any time prior to July 15, 2018, the Issuers may redeem some or all of the existing notes at a redemption price equal to 100.000% of the principal amount thereof, plus the applicable premium as of the redemption date under the terms of the indenture and accrued and unpaid interest. The redemption price during each of the twelve-month periods following July 15, 2018 is 103.063%, 101.531% and 100.000% of the principal amount plus accrued and unpaid interest thereon, respectively.

        Upon the occurrence of a change of control or upon the sale of certain assets in which the Issuers do not apply the proceeds as required, the holders of the existing notes will have the right to require the Issuers to make an offer to repurchase each holder's existing notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, plus accrued and unpaid interest.

        The existing notes contain covenants limiting, among other things, Summit LLC's and the guarantor subsidiaries' ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of Summit LLC's assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The existing notes also contain customary events of default.

 DESCRIPTION OF THE NOTES

General

        Certain terms used in this description are defined under the subheading "—Certain Definitions." In this description, (1) the term "Issuer" refers to Summit Materials, LLC, and not to any of its Subsidiaries or Affiliates; (2) the term "Co-Issuer" refers to Summit Materials Finance Corp., an indirect Subsidiary of the Issuer and not to any of its Subsidiaries or Affiliates; (3) the term "Issuers" refers, collectively, to the Issuer and the Co-Issuer; and (4) the terms "we," "our" and "us" each refer to the Issuer and its consolidated Subsidiaries.

        The Issuers issued $250.0 million aggregate principal amount of 8.500% Senior Notes due 2022 (the "Outstanding Notes") under an indenture (the "Indenture") among the Issuers, the Guarantors and Wilmington Trust, National Association, as trustee (the "Trustee"). The Outstanding Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the exchange notes to be issued in the exchange offer for such notes are substantially identical to the Outstanding Notes, except that the transfer restrictions, registration rights and additional interest provision relating to the Outstanding Notes will not apply to the exchange notes. In this section, we refer to the Outstanding Notes, together with the exchange notes offered hereby that are to be exchanged for the Outstanding Notes, as the "Notes." Except as set forth herein, the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        The following description is only a summary of the material provisions of the Indenture. It does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Notes. You may request copies of the Indenture at our address set forth under "Prospectus Summary—Corporate Information."

        The Issuers are jointly and severally liable for all obligations under the Notes. The Co-Issuer is an indirect wholly-owned Subsidiary of the Issuer that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of the Notes and other debt securities of the Issuer. We believe that some prospective purchasers of the Notes may be restricted in their ability to purchase debt securities of partnerships or limited liability companies, such as the Issuer, unless the securities are jointly issued by a corporation. The Co-Issuer does not have any substantial operations or assets and does not have any revenues. Accordingly, you should not expect the Co-Issuer to participate in servicing the principal and interest obligations on the Notes.

Brief Description of the Notes

        The Notes:

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  are general, unsecured, senior obligations of the Issuers;

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  rank equally in right of payment with all existing and future Senior Indebtedness of the Issuers;

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  are effectively subordinated to all existing and future Secured Indebtedness of the Issuers, to the extent of the value of the collateral securing such Secured Indebtedness, including the Senior Secured Credit Facilities;

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  are senior in right of payment to any future obligations of the Issuers that are expressly subordinated in right of payment to the Notes; and

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  are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Issuer's Subsidiaries that are not guaranteeing the Notes.

Guarantees

        The Guarantors, as primary obligors and not merely as sureties, jointly and severally guarantee, fully and unconditionally, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes or expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

        In the future, certain additional Restricted Subsidiaries of the Issuer, other than the Co-Issuer, any Foreign Subsidiary or any Securitization Subsidiary, that guarantee certain Indebtedness of the Issuer, the Co-Issuer or any Guarantor will guarantee the Notes, subject to certain exceptions and subject to release and discharge as described in this "Description of the Notes."

        Each of the Guarantees:

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  is a general, unsecured, senior obligation of each Guarantor;

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  ranks equally in right of payment with all existing and future senior Indebtedness of that Guarantor;

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  is effectively subordinated to any existing and future secured Indebtedness of that Guarantor that is secured to the extent of the value of the collateral securing such Secured Indebtedness, including the Senior Secured Credit Facilities;

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  is senior in right of payment to any future Indebtedness of that Guarantor that is expressly subordinated in right of payment to the Guarantee of that Guarantor; and

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  is structurally subordinated to all existing and future Indebtedness, claims of holder of Preferred Stock and other liabilities of Subsidiaries of each Guarantor that do not Guarantee the Notes.

        As of July 2, 2016:

  •
  the Issuers and the Guarantors had total indebtedness of $1,557.5 million, none of which was subordinated, and $657.5 million of senior secured indebtedness outstanding, consisting entirely of borrowings under the Senior Secured Credit Facilities and excluding $41.4 million of capital lease and other obligations; and

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  the Issuer had $195.4 million of availability to incur additional secured indebtedness under the Senior Secured Credit Facilities, after giving effect to approximately $25.6 million of issued but undrawn letters of credit

        Our non-guarantor Subsidiaries collectively represented approximately 4.7% of our total assets as of January 2, 2016 and approximately 7.0% of our consolidated total revenues for the year ended January 2, 2016. As of January 2, 2016, our non-guarantor Subsidiaries had no indebtedness outstanding other than intercompany debt.

        All of our Subsidiaries are "Restricted Subsidiaries" unless designated as Unrestricted Subsidiaries in accordance with the Indenture. As of the date of this prospectus, all of the Issuer's Subsidiaries are "Restricted Subsidiaries." However, under certain circumstances, we are permitted to designate certain of our existing and future subsidiaries as "Unrestricted Subsidiaries." Any Unrestricted Subsidiaries are not subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

        In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, are effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness which may be incurred by the Issuer or its Restricted Subsidiaries, including the non-guarantor Restricted Subsidiaries.

        The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor's obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the exchange notes and the guarantees, subordinate claims in respect of the exchange notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the exchange notes."

        Any Guarantor that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor's pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

        Each Guarantor may consolidate with, amalgamate or merge with or into or sell all or substantially all its assets to the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See "—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets."

        Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

          (1)   (a) any sale, exchange, disposition or transfer (by merger, amalgamation, consolidation, dividend, distribution or otherwise) of (i) the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case if such sale, exchange, disposition or transfer is made in compliance with the applicable provisions of the Indenture;

            (b)   the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Secured Credit Facilities, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement will constitute a release for the purposes of this provision, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the covenant described under "—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries");

            (c)   the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture;

            (d)   the merger or consolidation of any Guarantor with and into the Issuer or another Guarantor or upon the liquidation of such Guarantor following the transfer of all of its assets to the Issuer or another Guarantor; or

            (e)   the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or the discharge of the Issuers' obligations under the Indenture in accordance with the terms of the Indenture; and

          (2)   such Guarantor delivering to the Trustee an Officer's Certificate of such Guarantor or the Issuer and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction or release and discharge have been complied with.

Principal, Maturity and Interest

        The Issuers issued an aggregate principal amount of $250.0 million of Outstanding Notes in a private transaction that was not subject to the registration requirements of the Securities Act. The Notes will mature on April 15, 2022.

        Subject to compliance with the covenants described below under the caption "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" the Issuers may issue additional Notes ("Additional Notes") from time to time under the Indenture; provided, that if any Additional Notes are not fungible with the Notes for U.S. federal income tax purposes, such Additional Notes will have separate CUSIP and ISIN numbers. All Notes, including any Additional Notes, subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to "Notes" for all purposes of the Indenture and this "Description of the Notes" include any Additional Notes that are actually issued.

        The Notes will be issued in minimum denominations of $2,000 and any integral multiples of $1,000 in excess thereof.

        Interest on the Notes accrues at the rate of 8.500% per annum. Interest on the Notes is payable semiannually in arrears on each April 15 and October 15, commencing October 15, 2016 to the Holders of Notes of record on the immediately preceding April 1 and October 1, respectively. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment of Principal, Premium and Interest

        Cash payments of principal of, premium, if any, and interest on the Notes are payable at the office or agency of the Issuers maintained for such purpose (the "paying agent") or, at the option of the Issuers, cash payment of interest may be made through the paying agent by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided, that (a) all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company ("DTC") or its nominee are made through the paying agent by wire transfer of immediately available funds to the accounts specified by the registered Holder or Holders thereof and (b) all cash payments of principal, premium, if any, and interest with respect to certificated Notes may, at the option of the Issuers, be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if the applicable Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuers, the Issuers' office or agency is the office of the Trustee maintained for such purpose.

Paying Agent and Registrar for the Notes

        The Issuers will maintain one or more paying agents for the Notes. The initial paying agent for the Notes is the Trustee.

        The Issuers will also maintain one or more registrars and a transfer agent. The initial registrar and transfer agent with respect to the Notes is the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time. The paying agent will make payments on, and the transfer agent will facilitate transfer of, the Notes on behalf of the Issuers.

        The Issuers may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

        If any Notes are listed on an exchange and the rules of such exchange so require, the Issuers will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers and the transfer agent are not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuers and the transfer agent are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of the Note for all purposes.

Compliance with Trust Indenture Act

        The Trust Indenture Act will become applicable to the Indenture upon the qualification of the Indenture under the Trust Indenture Act, which will occur at such time as the Notes have been registered under the Securities Act.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Issuers are not required to make any mandatory redemption or sinking fund payment with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the caption "—Repurchase at the Option of Holders." The Issuers, the Investors and their respective Affiliates may, at their discretion, at any time and from time to time purchase Notes in the open market, pursuant to tender offers or otherwise.

Optional Redemption

        Except as set forth below, the Issuers are not entitled to redeem the Notes at their option prior to April 15, 2019. At any time prior to April 15, 2019, the Issuers may, at their option and on one or more occasions, redeem all or a part of the Notes, upon notice as described under "—Selection and Notice," at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption (the "Redemption Date"), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date.

        On and after April 15, 2019, the Issuers may, at their option and on one or more occasions, redeem the Notes, in whole or in part, upon notice as described under "—Selection and Notice," at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	Redemption Price
2019	104.250%
2020	102.125%
2021 and thereafter	100.000%

        In addition, prior to April 15, 2019, the Issuers may, at their option and on one or more occasions, redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to 108.500% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the Redemption Date, with the net cash proceeds received by it from one or more Equity Offerings or a contribution to the Issuer's common equity capital made with the net cash proceeds of an Equity Offering; provided, that (a) at least 50% of (A) the aggregate principal amount of the Notes originally issued under the Indenture on the Issue Date and (B) the aggregate principal amount of any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

        Notwithstanding the foregoing, in connection with any tender offer for the Notes, if Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in such tender offer and the Issuers, or any third party making such tender offer in lieu of the Issuers, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right upon not less than 15 nor more than 60 days' prior notice, given not more than 30 days following such purchase date, to redeem all Notes that remain outstanding following such purchase at a price equal to the price offered to each other Holder in such tender offer plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the purchase date.

        Notice of any redemption, whether in connection with an Equity Offering, other transaction or otherwise, may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers' discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or other transaction. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Issuers' discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed. In addition, the Issuers may provide in such notice that payment of the redemption price and performance of the Issuers' obligations with respect to such redemption may be performed by another Person. The Issuers, the Investors and their respective Affiliates may acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

Selection and Notice

        If the Issuers are redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on an exchange (and the Trustee so knows of such listing), in compliance with the requirements of such exchange or (b) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason by lot or by such other method as the Trustee shall deem fair and appropriate and otherwise in accordance with applicable procedures of DTC in minimum denominations of $1,000 and increments of $1,000 in excess thereof. No Notes of $2,000 or less can be redeemed in part.

        Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 15 days but not more than 60 days before the redemption date to each Holder of Notes at such Holder's registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

        With respect to Notes represented by certificated notes, the Issuers will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided, that new Notes will only be issued in minimum denominations of $2,000 and integral multiples in excess thereof. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

        The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently sent a redemption notice with respect to all the outstanding Notes as described under "—Optional Redemption," the Issuers will make an offer to purchase all of the Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date falling prior to or on the purchase date. Within 30 days following any Change of Control, the Issuers will send notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:

          (1)   that a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

          (2)   the purchase price and the purchase date, which will be no earlier than 15 days nor later than 60 days from the date such notice is sent (the "Change of Control Payment Date"), except in the case of a conditional Change of Control Offer made in advance of a Change of Control as described below;

          (3)   that any Note not properly tendered will remain outstanding and continue to accrue interest;

          (4)   that unless the Issuers default in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

          (5)   that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

          (6)   that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided, that the paying agent receives, not later than the close of business on the second Business Day prior to the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes, or a specified portion thereof, and its election to have such Notes purchased;

          (7)   that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess thereof;

          (8)   if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control and shall describe each such condition, and, if applicable, shall state that, in the Issuers' discretion, the Change of Control Payment Date may be delayed until such time as any or all such conditions shall be satisfied, or that such repurchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed; and

          (9)   any other instructions, as determined by the Issuer, consistent with this Change of Control covenant, that a Holder must follow.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        On the Change of Control Payment Date, the Issuers will, to the extent permitted by law:

          (1)   accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with a paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

          (3)   deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer's Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuers.

        The Senior Secured Credit Facilities provide, and future credit agreements or other agreements relating to Indebtedness to which the Issuers become parties may provide, that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the

Senior Secured Credit Facilities or any such future Indebtedness, we could seek a waiver of such default or seek to refinance the Senior Secured Credit Facilities or such future Indebtedness. In the event we do not obtain such a waiver or do not refinance the Senior Secured Credit Facilities or such future Indebtedness, such default could result in amounts outstanding under the Senior Secured Credit Facilities or such future Indebtedness being declared due and payable.

        Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Certain Covenants—Liens." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of all the then outstanding Notes. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        The Issuers will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to certain Persons. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuers to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relating to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of all the then outstanding Notes.

        If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuers or such third party will have the right, upon not less than 15 days nor more than 60 days' prior notice, provided, that such notice is given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase on a date (the "Second Change of Control Payment Date") at a price in cash equal to the Change of Control Payment in respect of the Second Change of Control Payment Date.

Asset Sales

        The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

          (1)   the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

          (2)   except in the case of a Permitted Asset Swap, at least 75.0% of the consideration for such Asset Sale, together with all other Asset Sales since the Issue Date (on a cumulative basis), received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, that the amount of:

            (a)   any liabilities (as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet or in the footnotes thereto or, if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on the Issuer's or such Restricted Subsidiary's balance sheet or in the footnotes thereto if such incurrence or increase had taken place on or prior to the date of such balance sheet, as determined by the Issuer) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets pursuant to a written agreement which releases or indemnifies the Issuer or such Restricted Subsidiary from such liabilities;

            (b)   any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

            (c)   any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $60.0 million and (ii) 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

        Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

          (1)   to permanently reduce Indebtedness as follows:

            (a)   Obligations under the Senior Secured Credit Facilities, and to correspondingly reduce commitments with respect thereto;

            (b)   Obligations under Secured Indebtedness which is secured by a Lien that is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

            (c)   Obligations under the Notes or any other Senior Indebtedness of the Issuer or any Restricted Subsidiary (and, in the case of other Senior Indebtedness, to correspondingly reduce any outstanding commitments with respect thereto, if applicable); provided, that if the Issuer or any Restricted Subsidiary shall so repay any Senior Indebtedness other than the Notes, the Issuer will either (A) reduce Obligations under the Notes on a pro rata basis by, at its option, (i) redeeming Notes as described under "—Optional Redemption" or (ii) purchasing Notes through open-market purchases, or (B) make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes on a ratable basis with such other Senior Indebtedness for no less than 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, thereon up to the principal amount of Notes to be repurchased; or

            (d)   if the assets that are the subject of such Asset Sale are the property or assets of a Restricted Subsidiary that is not a Guarantor, to permanently reduce Indebtedness of (i) a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or any Restricted Subsidiary, or (ii) the Issuer or a Guarantor; or

          (2)   to make (a) an Investment in any one or more businesses, provided, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

          (3)   to make an Investment in (a) any one or more businesses, provided, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale; provided, that in the case of clauses (2) and (3) above, a binding commitment entered into not later than such 450th day shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within the later of such 450th day and 180 days of such commitment (an "Acceptable Commitment") and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a "Second Commitment") within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

        Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $40.0 million, the Issuers shall make an offer (an "Asset Sale Offer") to all Holders of the Notes and, if required by the terms of any Indebtedness that ranks pari passu with the Notes ("Pari Passu Indebtedness"), to the holders of such Pari Passu Indebtedness, to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is in an amount equal to at least $2,000, or an integral multiple of $1,000 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price, in the case of the Notes, in cash in an amount equal to 100% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, and in the case of any Pari Passu Indebtedness, at the offer price required by the terms thereof but not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, in accordance with the procedures set forth in the Indenture and the agreement governing such Pari Passu Indebtedness. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $40.0 million by delivering to the Holders the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuers may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $40.0 million or less.

        To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness, as the case may be, tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for any purposes not otherwise prohibited under the Indenture. If the aggregate principal amount of the Notes or the Pari Passu Indebtedness, as the case may be, surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Issuers shall purchase the Notes and such Pari Passu Indebtedness, as the case may be, on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness, as the case may be, tendered with adjustments as necessary so that no Notes or Pari Passu Indebtedness, as the case may be, will be repurchased in part in an unauthorized denomination. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the requirement to make an Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion). Additionally, the Issuers may, at their option, make an Asset Sale Offer using the proceeds from any Asset Sale at any time after the consummation of such Asset Sale. Upon consummation or expiration of any Asset Sale Offer, any remaining Net Proceeds shall not be deemed Excess Proceeds and the Issuers may use such Net Proceeds for any purpose not otherwise prohibited under the Indenture.

        Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility, including under the Senior Secured Credit Facilities, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

        The provisions under the Indenture relative to the Issuers' obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of all the then outstanding Notes.

        Our future credit agreements or other similar agreements to which the Issuers become parties may contain restrictions on the Issuers' ability to repurchase Notes. In the event an Asset Sale occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of their lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, the Issuers will remain prohibited from repurchasing Notes. In such a case, the Issuers' failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other agreements.

Certain Covenants

        Set forth below are summaries of certain covenants contained in the Indenture that apply to the Issuers and the Issuers' Restricted Subsidiaries.

        If on any date following the Issue Date (i) the Notes have an Investment Grade Rating from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event" and the date thereof being referred to as the "Suspension Date"), then, the covenants specifically listed under the following captions in this "Description of the Notes" section of this prospectus will no longer be applicable to the Notes (collectively, the "Suspended Covenants") until the occurrence of the Reversion Date (as defined below):

          (1)   "—Repurchase at the Option of Holders—Asset Sales";

          (2)   "—Limitation on Restricted Payments";

          (3)   "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (4)   clause (4) of the first paragraph of "—Merger, Consolidation or Sale of All or Substantially All Assets";

          (5)   "—Transactions with Affiliates";

          (6)   "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and

          (7)   "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

        During any period that the foregoing covenants have been suspended, the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries.

        If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from any Asset Sales shall be reset to zero.

        During the Suspension Period, the Issuer and its Restricted Subsidiaries will be entitled to incur Liens to the extent provided for under "—Liens" (including, without limitation, Permitted Liens) to the extent provided for in such covenant and any Permitted Liens which may refer to one or more Suspended Covenants shall be interpreted as though such applicable Suspended Covenant(s) continued to be applicable during the Suspension Period (but solely for purposes of the "—Liens" covenant and for no other covenant).

        Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes, and no Default or Event of Default will be deemed to exist or have occurred as a result of any failure by the Issuers or any Restricted Subsidiary to comply with any of the Suspended Covenants during the Suspension Period; provided, that (1) with respect to Restricted Payments made after such reinstatement, the amount available to be made as Restricted Payments will be calculated as though the covenant described above under the caption "—Limitation on Restricted Payments" had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; (3) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (5) of the second paragraph of the covenant described under "—Transactions with Affiliates"; (4) any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (a) of the second paragraph of the covenant described under "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries"; and (5) no Subsidiary of the Issuer shall be required to comply with the covenant described under "—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries" after such reinstatement with respect to any guarantee entered into by such Subsidiary during any Suspension Period.

        There can be no assurance that the Notes will ever achieve or maintain Investment Grade Rating.

        The Issuers shall provide an Officer's Certificate to the Trustee indicating the occurrence of any Covenant Suspension Event or Reversion Date. The Trustee will have no obligation to (i) independently determine or verify if such events have occurred, (ii) make any determination regarding the impact of actions taken during the Suspension Period on the Issuer and its Subsidiaries' future compliance with their covenants or (iii) notify the holders of any Covenant Suspension Event or Reversion Date.

Financial Calculations for Limited Condition Acquisitions

        When calculating the availability under any basket or ratio under the Indenture, in each case in connection with a Limited Condition Acquisition, the date of determination of such basket or ratio and of any Default or Event of Default may, at the option of the Issuers, be the date the definitive agreements for such Limited Condition Acquisition are entered into and such baskets or ratios shall be calculated with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable period for purposes of determining the ability to consummate any such Limited Condition Acquisition (and not for purposes of any subsequent availability of any basket or ratio), and, for the avoidance of doubt, (x) if any of such baskets or ratios are exceeded as a result of fluctuations in such basket or ratio (including due to fluctuations in EBITDA of the Issuer or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant Limited Condition Acquisition, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted under the Indenture and (y) such baskets or ratios shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Issuers elect to have such determinations occur at the time of entry into such definitive agreement, any such transactions (including any incurrence of Indebtedness and the use of proceeds thereof) shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of calculating any baskets or ratios under the Indenture after the date of such agreement and before the consummation of such Limited Condition Acquisition.

Limitation on Restricted Payments

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

         (I)  declare or pay any dividend or make any payment or distribution on account of the Issuer's, or any of its Restricted Subsidiaries' Equity Interests (in each case, solely to a holder of Equity Interests in such Person's capacity as a holder of such Equity Interests), including any dividend, payment or distribution payable in connection with any merger, amalgamation or consolidation other than:

          (a)   dividends and distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock); or

          (b)   dividends and distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

        (II)  purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including any purchase, redemption, defeasance, acquisition or retirement in connection with any merger, amalgamation or consolidation;

      (III)  make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

          (a)   Indebtedness permitted under clauses (7), (8) and (9) of the second paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; or

          (b)   the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

      (IV)  make any Restricted Investment (all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereto) being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (1)   no Default shall have occurred and be continuing or would occur as a consequence thereof;

          (2)   immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (the "Fixed Charge Coverage Test"); and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), 6(c), (9) and (14) of the next succeeding paragraph (to the extent not deducted in calculating Consolidated Net Income), but excluding all other

  Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

            (a)   50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period and including the predecessor of the Issuer) beginning on January 3, 2016 to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

            (b)   100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") from the issue or sale of:

                (i)  (A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

                (x)   Equity Interests to any future, present or former employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer's Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

                (y)   Designated Preferred Stock; and

                (B)  to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of any of the Issuer's direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

               (ii)  Indebtedness of the Issuer or a Restricted Subsidiary that has been converted into or exchanged for such Equity Interests of the Issuer; provided, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below) applied in accordance with clause (2) of the next succeeding paragraph, (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

            (c)   100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (ii) contributions by a Restricted Subsidiary and (iii) any Excluded Contributions); plus

            (d)   100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by the Issuer or any Restricted Subsidiary by means of:

                (i)  the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

               (ii)  the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a dividend or distribution (other than an Excluded Contribution) from an Unrestricted Subsidiary (other than, in each case, to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment), in each case, after the Issue Date; plus

            (e)   in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Issue Date, the fair market value (as determined by the Issuer in good faith) of the Investment in such Unrestricted Subsidiary (or the assets transferred) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

        The foregoing provisions will not prohibit:

          (1)   the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or the giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;

          (2)   (a) the redemption, repurchase, defeasance, retirement or other acquisition of any Equity Interests ("Treasury Capital Stock"), including any accrued and unpaid dividends thereon, or Subordinated Indebtedness of the Issuer or any Restricted Subsidiary or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) ("Refunding Capital Stock"), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock, and (c) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (6)(a) or (b) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

          (3)   the prepayment, defeasance, redemption, repurchase, exchange or other acquisition or retirement (a) of Subordinated Indebtedness of the Issuers or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuers or a Guarantor or Disqualified Stock of the Issuers or a Guarantor or (b) Disqualified Stock of the Issuers or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Issuers or a Guarantor, that, in each case, is incurred or issued, as applicable, in compliance with "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" so long as:

            (a)   the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so prepaid, defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any premium (including tender premium) required to be paid under the terms of the instrument governing the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

            (b)   such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

            (c)   such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or, if earlier, a date that is at least 91 days after the maturity date of the Notes); and

            (d)   such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

          (4)   a Restricted Payment to pay for the repurchase, redemption or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with such repurchase, retirement or other acquisition), including any Equity Interest rolled over by management, directors or employees of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided, that the aggregate amount of Restricted Payments made under this clause (4) do not exceed in any calendar year an amount equal to $25.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $50.0 million in any calendar year); provided, further, that such amount in any calendar year under this clause may be increased by an amount not to exceed:

            (a)   the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any of the Issuer's direct or indirect parent companies, in each case to any future, present or former employees, directors, officers, members of management, or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

            (b)   the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries (or any direct or indirect parent company to the extent contributed to the Issuer) after the Issue Date; less

            (c)   the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and provided, further, that (i) cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any future, present or former employees, directors, officers, members of management or consultants of the Issuer (or their respective Controlled Investment Affiliates or Immediate Family Members), any of the Issuer's direct or indirect parent companies or any of the Issuer's Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies and (ii) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or similar instruments if such Equity Interests represents all or a portion of the exercise price thereof or payments, in lieu of the issuance of fractional Equity Interests or withholding to pay other taxes payable in connection therewith, in the case of each of clauses (i) and (ii), will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

          (5)   the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" to the extent such dividends are included in the definition of "Fixed Charges";

          (6)   (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

            (b)   the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Issue Date, provided, that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

            (c)   the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is

    Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

          (7)   Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities (until such proceeds are converted to Cash Equivalents), not to exceed the greater of (a) $50.0 million and (b) 2.25% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

          (8)   payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or any Restricted Subsidiary or any direct or indirect parent company of the Issuer and any repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other equity-based awards if such Equity Interests represent a portion of the exercise price of such options, warrants or awards;

          (9)   the declaration and payment of dividends on, or the purchase, redemption, defeasance or other acquisition or retirement for value of, the Issuer's common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company's common stock or to fund such company's purchase, redemption, defeasance or other acquisition or retirement for value of such company's common stock), following the first public offering of the Issuer's common stock or the common stock of any direct or indirect parent company of the Issuer after the Issue Date, in an amount not to exceed the sum of (A) up to 6.0% per annum of the amount of net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer's common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution and (B) an aggregate amount per annum not to exceed (x) 3.0% of Market Capitalization, if, after giving pro forma effect to the payment of any such Restricted Payment, the Consolidated Total Net Debt Ratio is greater than 3.50 to 1.00 and (y) 4.0% of Market Capitalization, so long as, after giving pro forma effect to the payment of any such Restricted Payment, the Consolidated Total Net Debt Ratio shall be less than or equal to 3.50 to 1.00;

          (10) Restricted Payments that are made (a) in an amount equal to the sum of Excluded Contributions received following January 1, 2015 or (b) without duplication with clause (a), in an amount equal to the Net Proceeds from an Asset Sale in respect of property or assets acquired after the Issue Date, if the acquisition of such property or assets was financed with Excluded Contributions;

          (11) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11)(i) (in the case of Restricted Investments, at the time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of, or have not been converted to, Cash Equivalents)) not to exceed the greater of (a) $70.0 million and (b) 3.0% of Total Assets at such time; and (ii) any Restricted Payments, so long as, after giving pro forma effect to the payment of any such Restricted Payment, the Consolidated Total Net Debt Ratio shall be no greater than 2.50 to 1.00;

          (12) distributions or payments of Securitization Fees;

          (13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent company of the Issuer to permit payment by such parent company of such amounts), in each case to the extent permitted by the covenant described under "—Transactions with Affiliates";

          (14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Asset Sales"; provided, that if the Issuer shall have been required to make a Change of Control Offer or Asset Sale Offer, as applicable, to purchase the Notes on the terms provided in the Indenture applicable to Change of Control Offers or Asset Sale Offers, respectively, all Notes validly tendered by Holders of such Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

          (15) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in amounts required for any direct or indirect parent company of the Issuer to pay, in each case without duplication:

            (a)   franchise, excise and similar taxes, and other fees and expenses, required to maintain its corporate existence;

            (b)   with respect to any taxable year (or portion thereof) with respect to which the Issuer is treated as a disregarded entity or partnership for U.S. federal, applicable state and/or local income tax purposes, on a quarterly basis and no later than five days before the date specified in Section 6655(c)(2) of the Code, an amount equal to the Tax Amount. The "Tax Amount," calculated for the period beginning on the start of a relevant taxable year, through the end of the applicable quarter, is the Highest Partner Tax Amount divided by the Total Percentage Interest for the Partner described in the immediately following sentence. The "Highest Partner Tax Amount" is, with respect to the Partner receiving the greatest allocation of estimated net taxable income pursuant to the Partnership Agreement as of March 17, 2015 (relative to its Total Percentage Interest) in the applicable time period, (A) the estimated aggregate taxable income of Summit Holdings (calculated assuming the tax items attributable to the Issuer are the only tax items of Summit Holdings) allocated to such Partner in such time period (for the avoidance of doubt, excluding any adjustments under Section 743(b) of the Code), multiplied by (B) the Assumed Tax Rate; provided, however, that for any period beginning after both (i) the date on which no Blackstone Limited Partner holds Units and (ii) the earlier of (A) the date on which all Units outstanding as of March 17, 2015 have become vested (without taking into account any service-based vesting requirements) or (B) June 30, 2020 (the later of the dates under (i) and (ii) above, the "Trigger Date"), the calculation of Highest Partner Tax Amount shall be made with reference to Summit Inc. (regardless of which Partner receives the greatest relative allocation of estimated net taxable income); provided, that, in calculating the "Highest Partner Tax Amount," the "estimated net taxable income" shall be reduced by any cumulative net taxable losses allocable to each applicable Partner (or its successor) with respect to all prior taxable years (or portions thereof) beginning after March 17, 2015 (determined as if all such periods were one period) to the extent such cumulative net taxable loss is of a character (ordinary or capital) that would permit such loss to be deducted by the applicable Partner against the income of the taxable year in question (or portion thereof); provided, further, if the quarterly distributions permitted under this clause (b) with respect to any taxable year exceed (or are less than) the distribution that would have been permitted under this clause (b) if such distribution had instead been determined on an annual basis (i.e., based on the entirety of such taxable year, taking into account income allocations on final tax returns), any such excess (or shortfall) shall reduce (in the case of an excess) or increase (in the case of a shortfall) dollar for dollar permitted distributions under this clause (b) for the immediately subsequent taxable year (and, if necessary, later taxable years);

            (c)   customary salary, bonus and other benefits payable to employees, directors, officers and managers of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

            (d)   general corporate operating and overhead costs and expenses and listing fees and other costs and expenses attributable to being a publicly traded company, of any direct or indirect parent company of the Issuer;

            (e)   fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity;

            (f)    cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct or indirect parent company of the Issuer;

            (g)   to finance Investments that would otherwise be permitted to be made pursuant to this covenant if made by the Issuer; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Issuer or one of its Restricted Subsidiaries or (2) the merger or amalgamation of the Person formed or acquired into the Issuer or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant described under the caption "—Merger, Consolidation or Sale of All or Substantially All Assets" below) in order to consummate such Investment, (C) such direct or indirect parent company and its Affiliates (other than the Issuer or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with the Indenture, (D) any property received by the Issuer shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (E) such Investment shall be deemed to be made by the Issuer or such Restricted Subsidiary pursuant to another provision of this covenant (other than pursuant to clause (10) hereof) or pursuant to the definition of "Permitted Investments" (other than clause (9) thereof); and

            (h)   amounts that would be permitted to be paid by the Issuer under clauses (3), (6), (7), (11), (12) and (15) of the covenant described under "—Transactions with Affiliates"; provided, that the amount of any dividend or distribution under this clause (15)(i) to permit such payment shall reduce, without duplication, Consolidated Net Income of the Issuer to the extent, if any, that such payment would have reduced Consolidated Net Income of the Issuer if such payment had been made directly by the Issuer and increase (or, without duplication of any reduction of Consolidated Net Income, decrease) EBITDA to the extent, if any, that Consolidated Net Income is reduced under this clause (15)(i) and such payment would have been added back to (or, to the extent excluded from Consolidated Net Income, would have been deducted from) EBITDA if such payment had been made directly by the Issuer, in each case, in the period such payment is made; and

          (16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are cash and/or Cash Equivalents); provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clause (11)(ii) above, no Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

        For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of clauses (1) through (16) above or is entitled to be made pursuant to the first paragraph of this covenant, the Issuer will be entitled to classify or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or a portion thereof) between such clauses (1) through (16) and such first paragraph in any manner that otherwise complies with this covenant.

        As of the date of this prospectus, all of the Issuer's Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the penultimate sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, pursuant to this covenant or pursuant to the definition of "Permitted Investments," and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. For the avoidance of doubt, this covenant shall not restrict the making of any "AHYDO catch-up payment" with respect to, and required by the terms of, any Indebtedness of the Issuer or any of its Restricted Subsidiaries permitted to be incurred under the terms of the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Issuer will not, and will not permit any of its Restricted Subsidiaries (including the Co-Issuer) to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur" and collectively, an "incurrence") with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or any Restricted Subsidiary that is not a Guarantor to issue Preferred Stock; provided, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and any Restricted Subsidiary that is not a Guarantor may issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis of the Issuer and its Restricted Subsidiaries' for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided, that the then outstanding aggregate principal amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing, together with any amounts incurred under clauses (12) and (23) of the following paragraph (plus any refinancing indebtedness in respect thereof) by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (x) $115.0 million and (y) 5.0% of Total Assets (in each case, determined on the date of such incurrence).

        The foregoing limitations will not apply to:

          (1)   Indebtedness incurred pursuant to any Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof); provided, that immediately after giving effect to any such incurrence or issuance, the then outstanding aggregate principal amount of all Indebtedness incurred or issued under this clause (1) does not exceed $1,110.0 million;

          (2)   the incurrence by the Issuer, the Co-Issuer and any Guarantor of Indebtedness represented by the Notes (including any guarantee thereof, but excluding any Additional Notes);

          (3)   Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

          (4)   Indebtedness consisting of Financing Lease Obligations and Purchase Money Obligations in an aggregate principal amount (together any Refinancing Indebtedness in respect thereof) not to exceed the greater of (a) $80.0 million and (b) 3.5% of Total Assets (in each case, determined at the date of incurrence or issuance); so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 365 days thereafter (for the avoidance of doubt, the purchase date for any asset shall be the later of the date of completion of construction or installation and the beginning of the full productive use of such asset);

          (5)   Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker's acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including letters of credit in respect of workers' compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 Business Days following such drawing or incurrence;

          (6)   Indebtedness arising from (a) Permitted Intercompany Activities and (b) agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, that such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (Contingent Obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

          (7)   Indebtedness of the Issuer to a Restricted Subsidiary; provided, that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is subordinated in right of payment to the Notes (for the avoidance of doubt, any such Indebtedness owing to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor shall be deemed to be expressly subordinated in right of payment to the Notes unless the terms of such Indebtedness expressly provide otherwise); provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (7);

          (8)   Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided, that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not the Co-Issuer or a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of the Notes of such Guarantor (for the avoidance of doubt, any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor shall be deemed to be expressly subordinated in right of payment to the Notes unless the terms of such Indebtedness expressly provide otherwise); provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

          (9)   shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries or any pledge of such Capital Stock constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock (to the extent such Preferred Stock is then outstanding) not permitted by this clause (9);

          (10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred under the Indenture, exchange rate risk or commodity pricing risk;

          (11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business or consistent with past practice;

          (12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions, proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of "—Limitation on Restricted Payments" to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments pursuant to the second paragraph of "—Limitation on Restricted Payments" or to make Permitted Investments specified in clauses (8), (11), (13), (28) or (29) of the definition thereof, and

            (b)   Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any time outstanding exceed the greater of (i) $92.5 million and (ii) 4.0% of Total Assets (in each case, determined on the date of such incurrence); it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b); provided, that the amount of Indebtedness, Disqualified Stock and Preferred Stock that may be incurred pursuant to this clause (12), together with amounts incurred under clause (23) and the immediately preceding paragraph, by Restricted Subsidiaries that are not Guarantors (other than the Co-Issuer) shall not exceed (x) $115.0 million and (y) 5.0% of Total Assets at any one time outstanding (in each case, determined on the date of such incurrence);

          (13) the incurrence or issuance by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock, including, in each case, additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including tender premiums), defeasance costs, and accrued interest, fees and expenses in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity; provided, that such Refinancing Indebtedness:

            (a)   has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes);

            (b)   to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated in right of payment to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

            (c)   shall not include:

                (i)  Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not the Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

               (ii)  Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not the Co-Issuer or a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

              (iii)  Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

    and, provided, further, that subclause (a) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Credit Facilities or Secured Indebtedness;

          (14) (a) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition (or other purchase of assets) or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that in the case of clauses (a) and (b), after giving effect to such acquisition, merger, amalgamation or consolidation, (1) the aggregate amount of such Indebtedness does not exceed $25.0 million at any time outstanding or (2) either (x) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test set forth in the first paragraph of this covenant or (y) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition, merger, amalgamation or consolidation;

          (15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five Business Days of its incurrence;

          (16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

          (17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture,

            (b)   any guarantee by a Restricted Subsidiary of Indebtedness or other obligations of the Issuer so long as the incurrence of such Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture, or

            (c)   any incurrence by the Co-Issuer of Indebtedness as a co-issuer of Indebtedness of the Issuer that was permitted to be incurred by another provision of this covenant;

          (18) (a) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption "—Limitation on Restricted Payments" and

            (b)   Indebtedness representing deferred compensation to employees of the Issuer (or any direct or indirect parent thereof) or any of its Restricted Subsidiaries incurred in the ordinary course of business;

          (19) to the extent constituting Indebtedness, customer deposits and advance payments (including progress premiums) received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

          (20) (a) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries and (b) Indebtedness in respect of Bank Products;

          (21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers' acceptances, discounted bills of exchange or the discounting or factoring of receivables or payables for credit management purposes, in each case incurred or undertaken consistent with past practice or in the ordinary course of business on arm's length commercial terms;

          (22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

          (23) the incurrence of Indebtedness of Restricted Subsidiaries of the Issuer that are not Guarantors in an amount outstanding under this clause (23) not to exceed together with any other Indebtedness incurred under this clause (23), clause (12) and the immediately preceding paragraph, not to exceed the greater of (x) $115.0 million and (y) 5.0% of Total Assets at any one time outstanding (in each case, determined on the date of such incurrence); it being understood that any Indebtedness deemed incurred pursuant to this clause (23) shall cease to be deemed incurred or outstanding for purposes of this clause (23) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23);

          (24) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business; and

          (25) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed, at any one time outstanding and together with any other Indebtedness incurred under this clause (25), 10.0% of the total assets of the Foreign Subsidiaries on a consolidated basis as shown on the Issuer's most recent balance sheet (it being understood that any Indebtedness incurred pursuant to this clause (25) shall cease to be deemed incurred or outstanding for purposes of this clause (25) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or its Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (25)).

        For purposes of determining compliance with this covenant:

          (1)   in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (25) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, may classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness represented by term loans outstanding under the Senior Secured Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph above; and

          (2)   the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

        Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Any Refinancing Indebtedness and any Indebtedness permitted to be incurred under the Indenture to refinance Indebtedness incurred pursuant to clauses (1) and (12)(b) above shall be deemed to include additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs, fees and expenses in connection with such refinancing.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided, that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such refinancing.

        The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        The Indenture provides that the Issuer does not, and does not permit the Co-Issuer or any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated or junior in right of payment to any Indebtedness of the Issuer, the Co-Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor's Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer, the Co-Issuer or such Guarantor, as the case may be.

        The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral or because it is guaranteed by other obligors.

        The Issuer will not, and will not permit the Co-Issuer or any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related guarantee of Indebtedness, on any asset or property of the Issuer, the Co-Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

          (1)   in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

          (2)   in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to or restrict Liens securing obligations in respect of the Notes and the related guarantees.

        Any Lien created for the benefit of the Holders of the Notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Merger, Consolidation or Sale of All or Substantially All Assets

        The Issuer.    The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

          (1)   the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the "Successor Company"); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

          (2)   the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments;

          (3)   immediately after such transaction, no Default exists;

          (4)   immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

            (a)   the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

            (b)   the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

          (5)   each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the fifth succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes;

          (6)   the Co-Issuer, unless it is the party to the transactions described above, shall have by supplemental indenture confirmed that it continues to be a co-obligor of the Notes; and

          (7)   the Issuer or, if applicable, the Successor Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Issuer under the Indenture, the Guarantees and the Notes, as applicable.

        Notwithstanding the immediately preceding clauses (3) and (4):

          (1)   any Restricted Subsidiary may consolidate or amalgamate with or merge with or into or transfer all or part of its properties and assets to the Issuer or a Guarantor; and

          (2)   the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

        Notwithstanding the foregoing, this covenant will not apply to the Transactions.

        Co-Issuer.    The Co-Issuer may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not the Co-Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Co-Issuer's properties or assets, in one or more related transactions, to any Person, unless:

          (1)   (a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Issuer organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of the Co-Issuer under the Notes pursuant to supplemental indentures or other documents or instruments; or

            (b)   after giving effect thereto, at least one obligor on the Notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

          (2)   immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

          (3)   The Co-Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

        Guarantors.    Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

          (1)   (a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such surviving Guarantor or such Person, as the case may be, being herein called the "Successor Person");

            (b)   the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's related Guarantee pursuant to supplemental indentures or other documents or instruments;

            (c)   immediately after such transaction, no Default exists; and

            (d)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

          (2)   the transaction is made in compliance with the first paragraph of the covenant described under "—Repurchase at the Option of Holders—Asset Sales"; or

          (3)   in the case of assets comprised of Equity Interests of Subsidiaries that are not Guarantors, such Equity Interests are sold, assigned, transferred, leased, conveyed or otherwise disposed of to one or more Restricted Subsidiaries.

        Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

        Notwithstanding the foregoing, any Guarantor may (a) merge or consolidate with or into, wind up into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (b) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, (c) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor or (d) liquidate or dissolve or change its legal form if the Issuer determines in good faith that such action is in the best interests of the Issuer, in each case, without regard to the requirements set forth in the preceding paragraph. Notwithstanding anything to the contrary in this "—Merger, Consolidation or Sale of All or Substantially All Assets" covenant, the Issuer may contribute Capital Stock of any or all of its Subsidiaries to any Guarantor.

Transactions with Affiliates

        The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction") involving aggregate payments or consideration in excess of $20.0 million, unless:

          (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis; and

          (2)   the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $35.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The foregoing provisions will not apply to the following:

          (1)   transactions between or among the Issuer or any of its Restricted Subsidiaries;

          (2)   Restricted Payments permitted by the provisions of the Indenture described above under the covenant "—Limitation on Restricted Payments" (other than pursuant to clause (13) of the second paragraph of such covenant) and the definition of "Permitted Investments";

          (3)   (A) employment agreements, employee benefit and incentive compensation plans and arrangements and (B) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

          (4)   transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm's-length basis;

          (5)   any agreement or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect in the good faith judgment of the Issuer to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

          (6)   the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it (or any parent company of the Issuer) is a party as of the Issue Date and any similar agreements which it (or any parent company of the Issuer) may enter into thereafter; provided, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries (or such parent company) of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (6) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the Issuer to the Holders when taken as a whole;

          (7)   the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

          (8)   transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business or that are consistent with past practice and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

          (9)   the issuance or transfer of (a) Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any employee, director, officer, manager or consultant (or their respective Affiliates or Immediate Family Members) of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and (b) directors' qualifying shares and shares issued to foreign nationals as required by applicable law;

          (10) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility;

          (11) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by the Issuer in good faith;

          (12) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Issuer and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted Subsidiary to any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement that are, in each case, approved by the Issuer in good faith; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Issuer in good faith;

          (13) (i) investments by Permitted Holders in securities or loans of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as the investment is being offered by the Issuer or such Restricted Subsidiary generally to other investors on the same or more favorable terms, and (ii) payments to Permitted Holders in respect of securities or loans of the Issuer or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Issuer and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

          (14) payments to or from, and transactions with, any joint venture in the ordinary course of business or consistent with past practice (including, without limitation, any cash management activities related thereto);

          (15) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries, to the extent such payments are permitted under clause (15)(b) of the second paragraph under the caption "—Limitation on Restricted Payments";

          (16) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee, and any Affiliate of the Issuer, as lessor, which is approved by the Issuer in good faith;

          (17) intellectual property licenses in the ordinary course of business;

          (18) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to stockholders of the Issuer or any direct or indirect parent thereof pursuant to the stockholders, registration rights or similar agreements;

          (19) the pledge of Equity Interests of any Unrestricted Subsidiary to lenders to support the Indebtedness of such Unrestricted Subsidiary owed to such lenders;

          (20) Permitted Intercompany Activities and related transactions; and

          (21) any transactions with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or its Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not the Co-Issuer or a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

          (1)   (a) pay dividends or make any other distributions to the Issuer, the Co-Issuer or any of its Restricted Subsidiaries that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

            (b)   pay any Indebtedness owed to the Issuer, the Co-Issuer or any of the Issuer's Restricted Subsidiaries that is a Guarantor;

          (2)   make loans or advances to the Issuer, the Co-Issuer or any of the Issuer's Restricted Subsidiaries that is a Guarantor; or

          (3)   sell, lease or transfer any of its properties or assets to the Issuer, the Co-Issuer or any of the Issuer's Restricted Subsidiaries that is a Guarantor, except (in each case) for such encumbrances or restrictions existing under or by reason of:

            (a)   contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to Hedging Obligations and the related documentation, and contractual encumbrances or restrictions in effect on the Issue Date pursuant to the Senior Secured Credit Facilities;

            (b)   (i) the Indenture, the Notes and the guarantees thereof and (ii) the 2023 Notes Indenture, the 2023 Notes and the guarantees thereof;

            (c)   Purchase Money Obligations for property acquired in the ordinary course of business and Financing Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

            (d)   applicable law or any applicable rule, regulation or order;

            (e)   (i) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary, any agreement or other instrument of such Unrestricted Subsidiary (but, in any such case, not created in contemplation thereof) and (ii) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

            (f)    contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

            (g)   Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

            (h)   restrictions on cash or other deposits or net worth imposed by suppliers, customers or landlords under contracts entered into in the ordinary course of business or arising in connection with any Permitted Liens;

            (i)    other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

            (j)    customary provisions in joint venture agreements and other similar agreements or arrangements relating to such joint venture;

            (k)   customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

            (l)    restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided, that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

            (m)  customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

            (n)   customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

            (o)   restrictions arising in connection with cash or other deposits permitted under the covenant "—Liens";

            (p)   any agreement or instrument (A) relating to any Indebtedness, Disqualified or preferred stock permitted to be incurred or issued subsequent to the Issue Date pursuant to the covenant described under "—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" if the encumbrances and restrictions are not materially more disadvantageous, taken as a whole, to the Holders than is customary in comparable financings for similarly situated issuers (as determined in good faith by the Issuer) or as otherwise in effect on the Issue Date and (B) either (x) the Issuer determines that such encumbrance or restriction will not adversely affect the Issuer's ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

            (q)   restrictions created in connection with any Qualified Securitization Facility that in the good faith determination of the Issuer are necessary or advisable to effect such Qualified Securitization Facility; and

            (r)   any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (q) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, not materially more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

        The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer, the Co-Issuer or any Guarantor), other than a Guarantor, the Co-Issuer, a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer, the Co-Issuer or any Guarantor unless:

          (1)   such Restricted Subsidiary within 60 days after the guarantee of such Indebtedness executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer, the Co-Issuer or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor's Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

          (2)   such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other applicable rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; provided, that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 60 day period described in clause (1) above.

Reports and Other Information

        Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any Notes are outstanding, the Issuer will have its annual consolidated financial statements audited by a nationally recognized firm of independent auditors and its interim consolidated financial statements reviewed by a nationally recognized firm of independent auditors in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants (or any similar replacement standard). In addition, so long as any Notes are outstanding, the Issuer will furnish to the Trustee and the Holders of the Notes the following reports:

          (1)   (x) all annual and quarterly financial statements that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q of the Issuer, if the Issuer were required to file such forms, plus a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (y) with respect to the annual and quarterly information, a presentation of EBITDA of the Issuer substantially consistent with the presentation thereof in the Offering Memorandum and derived from such financial information; and (z) with respect to the annual financial statements only, a report on the annual financial statements by the Issuer's independent registered public accounting firm; and

          (2)   all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02, 5.01 and 5.02(b) and (c) (other than with respect to information otherwise required or contemplated by Item 402 of Regulation S-K) as in effect on the Issue Date if the Issuer were required to file such reports; provided, however, that (A) no such current report will be required to include as an exhibit, or to include a summary of the terms of, any employment or compensatory arrangement agreement, plan or understanding between the Issuer (or any of its Subsidiaries) and any director, manager or executive officer, of the Issuer (or any of its Subsidiaries), (B) the Issuer shall not be required to make available any information regarding the occurrence of any of the events set forth in this clause (2) if the Issuer determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders of the Notes or the business, assets, operations, financial positions or prospects of the Issuer and its Restricted Subsidiaries taken as a whole, (C) no such current report will be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein (other than providing reconciliations of such non-GAAP information to extent included in the Offering Memorandum), (D) comply with Regulation S-X or (E) provide any information that is not otherwise similar to information currently included in the Offering Memorandum.

in each case within the time periods specified in the SEC's rules and regulations if the Issuer were a "non-accelerated filer" as defined in the applicable rules and regulations of the SEC, provided, however, that the provisions of this paragraph shall be satisfied if the Issuer files reports containing such information with the SEC within the time periods required by applicable SEC rules and regulations.

        If the Issuer does not file reports containing such information with the SEC, then the Issuer will deliver such information and reports to the Trustee and make available such information and such reports to any Holder of the Notes and to any beneficial owner of the Notes, in each case with respect to the Holders and beneficial owners by posting such information on Intralinks or any comparable password-protected online data system which will require a confidentiality acknowledgment, and will make such information readily available to any prospective investor, any securities analyst or any market maker in the Notes who (i) agrees to treat such information as confidential or (ii) accesses such information on Intralinks or any comparable password-protected online data system which will require a confidentiality acknowledgment; provided, that the Issuer shall post such information thereon and make readily available any password or other login information to any such prospective investor, securities analyst or market maker.

        The Issuer will furnish to Holders of the Notes, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, as amended (the "Securities Act"), so long as the Notes are not freely transferable under the Securities Act.

        If the Issuer has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Issuer, then the annual and quarterly information required by clause (1) of the first paragraph of this covenant shall include a presentation of selected financial metrics (in the Issuer's sole discretion) of such Unrestricted Subsidiaries as a group in the "Management's discussion and analysis of financial condition and results of operations."

        Notwithstanding the foregoing, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to any parent entity of the Issuer; provided, that the same is accompanied by selected financial metrics (in the Issuer's sole discretion) that show the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and the Restricted Subsidiaries on a stand-alone basis, on the other hand.

        Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under "—Events of Default and Remedies" until 120 days after the receipt of the written notice delivered thereunder.

        To the extent any information is not provided within the time periods specified in this section "—Reports and Other Information" and such information is subsequently provided, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

Limitation on Business Activities of the Co-Issuer

        The Co-Issuer may not hold any assets, become liable for any obligations or engage in any business activities; provided, that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by the Issuer, and may engage in any activities related thereto or necessary in connection therewith. The Co-Issuer shall be a Wholly-Owned Subsidiary of the Issuer at all times.

Events of Default and Remedies

        The Indenture provides that each of the following is an "Event of Default":

          (1)   default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

          (2)   default for 30 days or more in the payment when due of interest on or with respect to the Notes;

          (3)   failure by the Issuer, the Co-Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture or the Notes;

          (4)   default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

            (a)   such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

            (b)   the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $60.0 million or more outstanding;

          (5)   failure by the Issuer, the Co-Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under "—Reports and Other Information") would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $60.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

          (6)   certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under "—Reports and Other Information") would constitute a Significant Subsidiary); and

          (7)   the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end provided as required under "—Reports and Other Information") would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements of the Issuer for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

        If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of not less than 25% in aggregate principal amount of all the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

        Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.

        The Indenture provides that the Holders of a majority in aggregate principal amount of all the then outstanding Notes, by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction and except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder).

        In the event of any Event of Default specified in clause (4) of the first paragraph of this section, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

          (1)   the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

          (2)   the requisite number of holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

          (3)   the default that is the basis for such Event of Default has been cured.

        In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

          (1)   such Holder has previously given the Trustee written notice that an Event of Default is continuing;

          (2)   the Holders of at least 25% in the aggregate principal amount of the then outstanding Notes have requested in writing the Trustee to pursue the remedy;

          (3)   Holders of the Notes have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5)   the Holders of a majority in principal amount of all the then outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.

        Subject to certain restrictions contained in the Indenture, the Holders of a majority in principal amount of all the then outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability, and may take any other action that is not inconsistent with any such direction received from Holders of the Notes.

        The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within 20 Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator, member, partner or direct or indirect stockholder of the Issuers or any Guarantor (other than in their capacity as the Issuers or any Guarantor) or of any of their direct or indirect parent companies shall have any liability, for any obligations of the Issuers or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The obligations of the Issuers and the Guarantors under the Indenture, the Notes or the Guarantees, as the case may be, will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("Legal Defeasance") and cure all then existing Events of Default except for:

          (1)   the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

          (2)   the Issuers' obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

          (1)   the Issuers shall irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amount as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on such Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the "Applicable Premium Deficit") only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

          (2)   in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions,

            (a)   the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

            (b)   since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

          (6)   the Issuers shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

          (7)   the Issuers shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

          (1)   all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

          (2)   (a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer's Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

            (b)   no Event of Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Secured Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

            (c)   the Issuers have paid or caused to be paid all sums payable by them under the Indenture; and

            (d)   the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an Officer's Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of all the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of all the then outstanding Notes, other than Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

        The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

          (1)   reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to (a) notice periods (to the extent consistent with applicable requirements of clearing and settlement systems) for redemption and conditions to redemption and (b) the covenants described above under the caption "—Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any such Note;

          (4)   waive a Default in the payment of principal of or premium, if any, or interest on such Notes, except a rescission of acceleration of such Notes by the Holders of a majority in principal amount of all the then outstanding Notes, and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture, the Notes or any Guarantee which cannot be amended or modified without the consent of all affected Holders;

          (5)   make any such Note payable in money other than that stated therein;

          (6)   make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on such Notes;

          (7)   make any change in these amendment and waiver provisions;

          (8)   impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes;

          (9)   make any change to or modify the ranking of such Notes that would adversely affect the Holders; or

          (10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer), would constitute a Significant Subsidiary, in any manner materially adverse to the Holders of such Notes.

        Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

          (1)   to cure any ambiguity, omission, mistake, defect or inconsistency;

          (2)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (3)   to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;

          (4)   to provide for the assumption of the Issuers' or any Guarantor's obligations to the Holders;

          (5)   to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

          (7)   to provide for the issuance of Additional Notes in accordance with the terms of the Indenture;

          (8)   to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

          (9)   to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee or a successor Paying Agent thereunder pursuant to the requirements thereof;

          (10) to add an obligor or a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

          (11) to conform the text of the Indenture, Guarantees or the Notes to any provision of the "Description of the Notes" section of the Offering Memorandum to the extent that such provision in the "Description of the Notes" section of the Offering Memorandum was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes as provided in an Officer's Certificate;

          (12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

          (13) to make any amendment to the provisions of the Indenture relating to the transfer or legending of the Notes; or

          (14) to make any other modifications to the Notes or the Indenture of a formal, minor or technical nature or necessary to correct a manifest error, so long as such modification does not adversely affect the rights of any Holders of the Notes in any material respect.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

        Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing or transmitting.

Concerning the Trustee

        The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

        The Indenture provides that the Holders of a majority in principal amount of all the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. The Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries.

        "2023 Notes" means the Issuers' 6 1/8% Senior Notes due 2023.

        "2023 Notes Indenture" means the Indenture for the 2023 Notes, dated as of July 8, 2015, between the Issuers, the guarantors party thereto and Wilmington Trust, National Association, as trustee, as amended or supplemented.

        "Acquired Indebtedness" means, with respect to any specified Person,

          (1)   Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging or consolidating with or into or becoming a Restricted Subsidiary of such specified Person, and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Additional Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Applicable Premium" means, with respect to any Note on any Redemption Date as calculated by the Issuers, the greater of:

          (1)   1.0% of the principal amount of such Note, and

          (2)   the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at April 15, 2019 (such redemption price being set forth in the table appearing above under the caption "Optional Redemption"), plus (ii) all required remaining scheduled interest payments due on such Note through April 15, 2019 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Applicable Treasury Rate as of such Redemption Date plus 50 basis points over (b) the then outstanding principal amount of such Note.

        "Applicable Treasury Rate" means, with respect to any Note on any Redemption Date, the yield to maturity, as determined by the Issuer, as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to April 15, 2019; provided, that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Asset Sale" means:

          (1)   the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction), of property or assets of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a "disposition"); or

          (2)   the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"), whether in a single transaction or a series of related transactions;

    in each case, other than:

            (a)   any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used or useful in the ordinary course of business;

            (b)   the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under "—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

            (c)   the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under "—Certain Covenants—Limitation on Restricted Payments" or any Permitted Investment;

            (d)   any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $25.0 million;

            (e)   any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or Co-Issuer or by the Issuer, the Co-Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

            (f)    to the extent allowable under Section 1031 of the Code, or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

            (g)   the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

            (h)   any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

            (i)    foreclosures, condemnation, expropriation, forced dispositions or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

            (j)    sales of accounts receivable, or participations therein, or Securitization Assets (other than royalties or other revenues (except accounts receivable)) or related assets, or any disposition of the Equity Interests in a Subsidiary, substantially all of the assets of which are Securitization Assets, in each case in connection with any Qualified Securitization Facility or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

            (k)   any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

            (l)    the sale, discount or other disposition of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

            (m)  the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

            (n)   any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

            (o)   the unwinding of any Hedging Obligations;

            (p)   sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

            (q)   the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

            (r)   the granting of a Lien that is permitted under the covenant described above under "—Certain Covenants—Liens;"

            (s)   the issuance of directors' qualifying shares and shares issued to foreign nationals as required by applicable law;

            (t)    Permitted Intercompany Activities and related transactions; and

            (u)   transfers of property subject to Casualty Events upon receipt of the Net Proceeds of such Casualty Event; provided, that any Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of such Casualty Event shall be deemed to be Net Proceeds of an Asset Sale, and such Net Proceeds shall be applied in accordance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales."

        In the event that a transaction (or a portion thereof) meets the criteria of a permitted Asset Sale and would also be a permitted Restricted Payment or Permitted Investment, the Issuer, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as an Asset Sale and/or one or more the types of permitted Restricted Payments or Permitted Investments.

        "Assumed Tax Rate" means the highest effective marginal combined rate of U.S. federal, state and local income taxes (including, without limitation, taxes imposed under Sections 1401 or 1411 of the Code) for a taxable year prescribed for an individual or corporate resident in New York, New York (taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes); provided, however, that for any taxable period beginning after the Trigger Date, the "Assumed Tax Rate" means the highest effective marginal combined rate of U.S. federal, state and local income taxes for a taxable year prescribed for a corporate resident in New York, New York (taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes).

        "Bank Products" means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

        "Blackstone Limited Partner" means the entities listed on the signature pages of the Partnership Agreement under the heading Blackstone Limited Partners and their respective successors and assigns.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock or shares in the capital of such corporation;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Capitalized Software Expenditures" means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

        "Captive Insurance Subsidiary" means (i) any Subsidiary established by the Issuer for the primary purpose of insuring the businesses or properties owned or operated by the Issuer or any of its Subsidiaries or (ii) any Subsidiary of any such insurance subsidiary established for the same primary purpose described in clause (i) above.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   (a) Canadian dollars, pounds sterling, yen, euros or any national currency of any participating member state of the EMU; or

            (b)   in such local currencies held by the Issuer or any Restricted Subsidiary from time to time in the ordinary course of business;

          (3)   securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

          (4)   certificates of deposit, time deposits and eurodollar time deposits with maturities of 24 months or less from the date of acquisition, demand deposits, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

          (5)   repurchase obligations for underlying securities of the types described in clauses (3), (4), (7) and (8) entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

          (6)   commercial paper and variable or fixed rate notes rated at least P-2 by Moody's or at least A-2 by S&P (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

          (7)   marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody's or S&P, respectively (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

          (8)   readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody's or S&P (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

          (9)   readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody's or S&P (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

          (10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA– (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody's (or, if at any time neither Moody's nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

          (11) securities with maturities of 12 months or less from the date of acquisition backed by standby letters of credit issued by any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

          (12) Indebtedness or Preferred Stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's with maturities of 24 months or less from the date of acquisition; and

          (13) investment funds investing at least 90% of their assets in securities of the types described in clauses (1) through (12) above.

        In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (a) investments of the type and maturity described in clauses (1) through (8) and clauses (10), (11), (12) and (13) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (b) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (13) and in this paragraph.

        Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided, that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

        For the avoidance of doubt, any items identified as Cash Equivalents under this definition will be deemed to be Cash Equivalents for all purposed under the indenture regardless of the treatment of such items under GAAP.

        "Casualty Event" means any event that gives rise to the receipt by the Issuer or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

        "CFC" means a "controlled foreign corporation" within the meaning of Section 957(a) of the Code.

        "Change of Control" means the occurrence of any of the following after the Issue Date:

          (1)   the sale, lease, transfer, conveyance or other disposition in one or a series of related transactions (other than by merger, consolidation or amalgamation), of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than any Permitted Holder or any Guarantor; or

          (2)   the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than any Permitted Holder) or (B) Persons (other than any Permitted Holders) that are together a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of more than 50.0% of the total voting power of the Voting Stock of the Issuer directly or indirectly through any of its direct or indirect parent holding companies, in each case, other than in connection with any transaction or series of transactions in which the Issuer shall become the Wholly-Owned Subsidiary of a Parent Company.

        "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time.

        "Co-Issuer" refers to Summit Materials Finance Corp., a Delaware corporation (and not any of its Subsidiaries), and its successors.

        "Consolidated Depletion, Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depletion, depreciation and amortization expense and capitalized fees related to any Qualified Securitization Facility of such Person, including the amortization of intangible assets, deferred financing costs, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

          (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (b) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in mark-to-market valuation of Hedging Obligations or derivative instruments pursuant to GAAP), (c) the interest component of Financing Lease Obligations, and (d) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (p) annual agency fees paid to the administrative agents and collateral agents under any Credit Facilities, (q) costs associated with obtaining Hedging Obligations, (r) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition, (s) penalties and interest relating to taxes, (t) any Additional Interest and any "additional interest" or "liquidated damages" with respect to other securities for failure to timely comply with registration rights obligations, (u) amortization or expensing of deferred financing fees, amendment and consent fees, debt issuance costs, commissions, fees, expenses and discounted liabilities and any other amounts of non-cash interest, (v) any expensing of bridge, commitment and other financing fees and any other fees related to the Transactions or any acquisitions after the Issue Date, (w) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility, (x) any accretion of accrued interest on discounted liabilities and any prepayment premium or penalty, (y) interest expense resulting from push-down accounting and (z) any lease, rental or other expense in connection with a Non-Financing Lease Obligation); plus

          (2)   consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

          (3)   cash interest income of such Person and its Restricted Subsidiaries for such period (excluding any interest income in respect of trade receivables).

        For purposes of this definition, interest on a Financing Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Financing Lease Obligation in accordance with GAAP (or, if not implicit, as otherwise determined in accordance with GAAP).

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, that, without duplication:

          (1)   any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto), charges or expenses (including relating to any multi-year strategic initiatives), Transaction Expenses, restructuring and duplicative running costs, relocation costs, integration costs, facility consolidation and closing costs, severance costs and expenses, one-time compensation charges, costs relating to pre-opening and opening costs for plants/facilities, losses, costs or cost-inefficiencies related to plant/facility disruptions or shutdowns, signing, retention and completion bonuses, costs incurred in connection with any strategic initiatives, transition costs, costs incurred in connection with acquisitions and non-recurring product and intellectual property development, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design, retention charges, system establishment costs and implementation costs) and operating expenses attributable to the implementation of cost-savings initiatives, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

          (2)   the cumulative after-tax effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded;

          (3)   any net after-tax effect of gains or losses on disposal, abandonment or discontinuance of disposed, abandoned or discontinued operations, as applicable, shall be excluded;

          (4)   any net after-tax effect of gains or losses (less all fees, expenses and charges relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded;

          (5)   the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting shall be excluded; provided, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments (other than Excluded Contributions) that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period;

          (6)   solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than restrictions in the Notes or the Indenture), unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided, that Consolidated Net Income of such Person will be increased by the amount of dividends or other distributions or other payments actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

          (7)   effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person's consolidated financial statements pursuant to GAAP (including in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalization of variances), property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or joint venture investment or the amortization or write-off or write-down of any amounts thereof, net of taxes, shall be excluded;

          (8)   any after-tax effect of income (loss) from the early extinguishment or conversion of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded;

          (9)   any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities and investments recorded using the equity method or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

          (10) any equity-based or non-cash compensation charge or expense including any such charge or expense arising from grants of stock appreciation or similar rights, stock options, restricted stock, profits interests or other rights or equity- or equity-based incentive programs ("equity incentives"), any one-time cash charges associated with the equity incentives or other long-term incentive compensation plans (including under the Issuer's deferred compensation arrangements), rollover, acceleration, or payout of Equity Interests by management, other employees or business partners of the Issuer or any of its direct or indirect parent companies, shall be excluded;

          (11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, recapitalization, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering and issuance of the Notes, the 2023 Notes and other securities and the syndication and incurrence of any Credit Facilities), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes, the 2023 Notes and other securities and any Credit Facilities) and including, in each case, any such transaction consummated on or prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated (including, for the avoidance of doubt the effects of expensing all transaction related expenses in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic No. 805, Business Combinations), shall be excluded;

          (12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established or adjusted as a result of the Transactions (or within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP or changes as a result of modifications of accounting policies shall be excluded;

          (13) any expenses, charges or losses to the extent covered by insurance or indemnity and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemnifiable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), shall be excluded;

          (14) any noncash compensation expense resulting from the application of Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation, shall be excluded;

          (15) the following items shall be excluded:

            (a)   any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic No. 815, Derivatives and Hedging,

            (b)   any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from Hedging Obligations for currency exchange risk) and any other foreign currency translation gains and losses, to the extent such gain or losses are non-cash items,

            (c)   any adjustments resulting for the application of Accounting Standards Codification Topic No. 460, Guarantees, or any comparable regulation,

            (d)   effects of adjustments to accruals and reserves during a prior period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks, and

            (e)   earn-out, non-compete and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments; and

          (16) the amount of distributions actually made to any direct or indirect parent company of such Person in respect of such period in accordance with clause 15(b) under "—Certain Covenants—Limitation on Restricted Payments" shall be included in calculating Consolidated Net Income as though such amounts had been paid as taxes directly by such Person for such period.

        In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

        Notwithstanding the foregoing, for the purpose of the covenant described under "—Certain Covenants—Limitation on Restricted Payments" only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

        "Consolidated Secured Debt Ratio" means, as of any date of determination, the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens on the property of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Net Indebtedness, Cash Equivalents and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio (other than as set forth in the proviso to the first paragraph thereof).

        "Consolidated Total Net Debt Ratio" means, as of any date of determination, the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) EBITDA of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Net Indebtedness, Cash Equivalents and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio (other than as set forth in the proviso to the first paragraph thereof).

        "Consolidated Total Net Indebtedness" means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Financing Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, as determined in accordance with GAAP (excluding for the avoidance of doubt all undrawn amounts under revolving credit facilities and letters of credit, and all obligations relating to Qualified Securitization Facilities and Non-Financing Lease Obligations) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of repurchase or purchase accounting in connection with the Transactions or any acquisition) minus the aggregate amount of all unrestricted cash and Cash Equivalents on the balance sheet of the Issuer and its Restricted Subsidiaries as of such date; provided, that Consolidated Total Net Indebtedness shall not include Indebtedness in respect of (A) any letter of credit, except to the extent of unreimbursed amounts under standby letters of credit and (B) Hedging Obligations existing on the Issue Date or otherwise permitted by clause (10) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," it being understood, for the avoidance of doubt that non-compete payments and earn-out payments (to the extent such earn-out payments would not become a liability on the balance sheet of such Person in accordance with GAAP as GAAP existed on December 31, 2008)) and obligations to pay the deferred purchase price of property or services shall not constitute Consolidated Total Net Indebtedness. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Net Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer. The U.S. dollar equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. dollar equivalent principal amount of such Indebtedness.

        "Contingent Obligations" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

          (1)   to purchase any such primary obligation or any property constituting direct or indirect security therefor;

          (2)   to advance or supply funds,

            (a)   for the purchase or payment of any such primary obligation; or

            (b)   to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

          (3)   to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

        "Controlled Investment Affiliate" means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

        "Credit Facilities" means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Secured Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof, in whole or in part, and any indentures or credit facilities or commercial paper facilities that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding, supplemental or refinancing facility, arrangement or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided, that such increase in borrowings or issuances is permitted under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock") or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or other holders.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer's Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of or collection or payment on such Designated Non-cash Consideration.

        "Designated Preferred Stock" means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer's Certificate executed by the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments."

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Issuer or a Restricted

Subsidiary has an Investment and is designated in good faith as an "affiliate" by the board of directors of the Issuer (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders' agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations.

        "Domestic Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that is organized or existing under the laws of the United States, any state thereof or the District of Columbia.

        "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

          (1)   increased (without duplication) by the following, in each case (other than with respect to clauses (h) and (l)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

            (a)   (x) provision for taxes based on income or profits or capital, including, without limitation, federal, state, franchise and similar taxes (such as the Delaware franchise tax, the Pennsylvania capital tax, Texas margin tax and provincial capital taxes paid in Canada) and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations), (y) the amount of distributions actually made to any direct or indirect parent company of such Person in respect of such period in accordance with clause 15(b) under "—Certain Covenants—Limitation on Restricted Payments" and (z) the net tax expense associated with any adjustments made pursuant to clauses (1) through (16) of the definition of "Consolidated Net Income"; plus

            (b)   Fixed Charges of such Person for such period (including (w) non-cash rent expense, (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and other financing fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(r) through (z) in the definition thereof); plus

            (c)   Consolidated Depletion, Depreciation and Amortization Expense of such Person for such period; plus

            (d)   the amount of any restructuring charges or reserves, equity-based or non-cash compensation charges or expenses including any such charges or expenses arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, retention charges (including charges or expenses in respect of incentive plans), start-up or initial costs for any project or new production line, division or new line of business or other business optimization expenses or reserves including, without limitation, costs or reserves associated with improvements to IT and accounting functions, integration and facilities opening costs, or any one-time costs incurred in connection with acquisitions and Investments (including travel and out-of-pocket costs, professional fees for legal, accounting and other services, human resources costs (including relocation bonuses), restructuring costs (including recruiting costs and employee severance), management transition costs, advertising costs, losses associated with temporary decreases in work volume and expenses related to maintaining underutilized personnel) and costs related to the closure and/or consolidation of facilities and the portion of any earn-out, non-compete payments relating to such period or other contingent purchase price obligations and adjustments thereof and purchase price adjustments to the extent such payment is permitted to be paid pursuant to the Indenture and is deducted from net income under GAAP; plus

            (e)   any other non-cash charges, including non-cash losses on the sale of assets and any write-offs or write-downs reducing Consolidated Net Income for such period (provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) the Issuer may elect not to add back such non-cash charge in the current period and (B) to the extent the Issuer elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

            (f)    the amount of any non-controlling interest or minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary; plus

            (g)   the amount of (x) management, monitoring, consulting, advisory fees and other fees (including termination fees) and indemnities and expenses paid or accrued in such period under the Support and Services Agreement (and related agreements or arrangements) or otherwise to the Investors to the extent otherwise permitted under "—Certain Covenants—Transactions with Affiliates" and (y) the amount of any fees and other compensation paid to the members of the board of directors (or the equivalent thereof) of the Issuer or any of its parent entities; plus

            (h)   the amount of (x) "run rate" cost savings, operating expense reductions and synergies related to the Transactions that are reasonably identifiable and factually supportable and projected by the Issuer in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Issuer) within 36 months after the Issue Date, net of the amount of actual benefits realized during such period from such actions and (y) "run rate" cost savings, operating expense reductions and synergies related to mergers and other business combinations, acquisitions, divestitures, restructurings, cost savings initiatives and other similar transactions or initiatives consummated after the Issue Date that are reasonably identifiable and factually supportable and projected by the Issuer in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Issuer) within 24 months after a merger or other business combination, acquisition, divestiture, restructuring, cost savings initiative or other transaction or initiative is consummated, net of the amount of actual benefits realized during such period from such actions; plus

            (i)    the amount of loss or discount on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

            (j)    any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments"; plus

            (k)   cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

            (l)    any net loss from disposed, abandoned or discontinued operations;

          (2)   decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

            (a)   non-cash gains (including non-cash gains on the sale of assets) increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase EBITDA in such prior period; plus

            (b)   any net income from disposed, abandoned or discontinued operations.

        "EMU" means economic and monetary union as contemplated in the Treaty on European Union.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

        "Equity Offering" means any public or private sale or issuance of common stock or Preferred Stock (excluding Disqualified Stock), of the Issuer or any of its direct or indirect parent companies other than:

          (1)   public offerings with respect to the Issuer's or any direct or indirect parent company's common stock registered on Form S-4 or Form S-8;

          (2)   issuances to any Subsidiary of the Issuer; and

          (3)   any such public or private sale or issuance that constitutes an Excluded Contribution.

        "euro" means the single currency of participating member states of the EMU.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Excluded Contribution" means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer since January 1, 2015 from:

          (1)   contributions to its common equity capital;

          (2)   dividends, distributions, fees and other payments from any joint ventures that are not Restricted Subsidiaries; and

          (3)   the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer's Certificate under the 2023 Notes Indenture or the Indenture governing the Notes executed by the principal financial officer of the Issuer within 180 days of the date such capital contributions are (or were) made, such dividends, distributions, fees or other payments are paid, or the date such Equity Interests are sold, as the case may be, which are (or were) excluded from the calculation set forth in clause (3) of the first paragraph under "—Certain Covenants—Limitation on Restricted Payments"; provided, that Excluded Contributions for the period from January 1, 2015 to the Issue Date shall not exceed $200.0 million.

        "fair market value" means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.

        "Financing Lease Obligation" means an obligation that is required to be classified and accounted for as a financing or capital lease (and, for the avoidance of doubt, not a straight-line or operating lease) on both the balance sheet and income statement for financial reporting purposes in accordance with GAAP. At the time any determination thereof is to be made, the amount of the liability in respect of a financing or capital lease would be the amount required to be reflected as a liability on such balance sheet (excluding the footnotes thereto) in accordance with GAAP.

        "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Fixed Charge Coverage Ratio Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation of Fixed Charges for purposes of the first paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (and for the purposes of other provisions of the Indenture that refer to such first paragraph) shall not give effect to any Indebtedness being incurred on such date (or on such other subsequent date which would otherwise require pro forma effect to be given to such incurrence) pursuant to the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock (other than Indebtedness incurred pursuant to clause (14) thereof).

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Investment, acquisition, merger, amalgamation or consolidation (including the Transactions) which is being given pro forma effect that have been or are expected to be realized based on actions taken, committed to be taken or expected in good faith to be taken within 24 months). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Financing Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Financing Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication:

          (1)   Consolidated Interest Expense of such Person for such period;

          (2)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

          (3)   all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

        "Foreign Subsidiary" means, with respect to any Person, (1) (A) any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and (B) any Domestic Subsidiary of a Foreign Subsidiary that is a CFC, and (2) any FSHCO Subsidiary of such Person.

        "FSHCO Subsidiary" means any Domestic Subsidiary substantially all of whose assets consist of Equity Interests and/or Indebtedness of (i) one or more Foreign Subsidiaries that are CFCs or (ii) other subsidiaries described in this definition of FSHCO Subsidiary, and any other assets incidental thereto.

        "GAAP" means (1) generally accepted accounting principles in the United States of America which are in effect from time to time, it being understood that, for purposes of the Indenture, all references to codified accounting standards specifically named in the Indenture shall be deemed to include any successor, replacement, amendment or updated accounting standard under GAAP or (2) if elected by the Issuer by written notice to the Trustee in connection with the delivery of financial statements and information, the accounting standards and interpretations ("IFRS") adopted by the International Accounting Standard Board, as in effect on the first date of the period for which the Issuer is making such election; provided, that (a) any such election once made shall be irrevocable, (b) all financial statements and reports required to be provided after such election pursuant to the Indenture shall be prepared on the basis of IFRS, (c) from and after such election, all ratios, computations and other determinations based on GAAP contained in the Indenture shall be computed in conformity with IFRS, (d) in connection with the delivery of financial statements (x) for any of its first three financial quarters of any financial year, it shall restate its consolidated interim financial statements for such interim financial period and the comparable period in the prior year to the extent previously prepared in accordance with GAAP as in effect on the Issue Date and (y) for delivery of audited annual financial information, it shall provide consolidated historical financial statements prepared in accordance with IFRS for the prior most recent fiscal year to the extent previously prepared in accordance with GAAP as in effect on the first date of the period in which the Issuer is making such election. For the avoidance of doubt, solely making an election (without any other action) referred to in this definition will not be treated as an incurrence of Indebtedness.

        "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

        "Guarantee" means the guarantee by any Guarantor of the Issuer's Obligations under the Indenture and the Notes.

        "Guarantor" means each Restricted Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture; provided, that upon release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Guarantor.

        "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer, modification or mitigation of interest rate, currency or commodity risks either generally or under specific contingencies.

        "Holder" means the Person in whose name a Note is registered on the registrar's books.

        "Immediate Family Members" means with respect to any individual, such individual's child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

        "Indebtedness" means, with respect to any Person, without duplication:

          (1)   any indebtedness of such Person, whether or not contingent:

            (a)   representing the principal and premium (if any) in respect of borrowed money;

            (b)   representing the principal and premium (if any) in respect of obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without duplication, reimbursement agreements in respect thereof);

            (c)   representing the principal component in respect of obligations to pay the deferred and unpaid balance of the purchase price of any property (including Financing Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP as GAAP existed on December 31, 2008 and is not paid after becoming due and payable; or

            (d)   representing the net obligations under any Hedging Obligations,

    if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

          (2)   to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such first Person), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

          (3)   to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided, that the amount of any such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such third Person; provided, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) Non-Financing Lease Obligations or other obligations under or in respect of Qualified Securitization Facilities, straight-line leases, operating leases or Sale and Lease-Back Transactions (except any resulting Financing Lease Obligations); provided, further, that Indebtedness shall be calculated without giving effect to the effects of Financial Accounting Standards Board Accounting Standards Codification Topic No. 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

        "Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

        "Initial Purchasers" means the initial purchasers of the Notes on the Issue Date.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB–(or the equivalent) by S&P, or if the applicable securities are not then rated by Moody's or S&P an equivalent rating by any other Rating Agency.

        "Investment Grade Securities" means:

          (1)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

          (2)   debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

          (3)   investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

          (4)   corresponding instruments in countries other than the United States customarily utilized for high quality investments.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, managers and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain Covenants—Limitation on Restricted Payments":

          (1)   "Investments" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

        The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in Cash Equivalents by the Issuer or a Restricted Subsidiary in respect of such Investment.

        "Investors" means any of (i) Blackstone Capital Partners V L.P. and its Affiliates and any investment funds advised or managed by any of the foregoing (other than any portfolio operating companies of Blackstone Capital Partners V L.P.) and Silverhawk Summit, L.P. and its Affiliates and any investment funds advised or managed by any of the foregoing (other than any portfolio operating companies of Silverhawk Summit, L.P.).

        "Issue Date" means March 8, 2016.

        "Issuer" means Summit Materials, LLC, a Delaware limited liability company (and not any of its Subsidiaries), and its successors, and "Issuers" means, collectively, such entity and the Co-Issuer.

        "Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or at the place of payment in respect of the Notes. If a payment date is on a Legal Holiday, payment will be made on the next succeeding day that is not a Legal Holiday and no interest shall accrue for the intervening period.

        "Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease be deemed to constitute a Lien.

        "Limited Condition Acquisition" means any acquisition, including by way of merger, amalgamation or consolidation, by the Issuer or one or more of its Restricted Subsidiaries whose consummation is not conditioned upon the availability of, or on obtaining, third party financing; provided, that the Consolidated Net Income (and any other financial term derived therefrom), other than for purposes of calculating any ratios in connection with the Limited Condition Acquisition, shall not include any Consolidated Net Income of or attributable to the target company or assets associated with any such Limited Condition Acquisition unless and until the closing of such Limited Condition Acquisition shall have actually occurred.

        "Management Stockholders" means the employees and members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Issuer (or its direct or indirect parent entities) who were holders of Equity Interests of any direct or indirect parent companies of the Issuer on the Issue Date.

        "Market Capitalization" means an amount equal to (i) the total number of issued and outstanding shares of common Equity Interests of the Issuer (or any direct or indirect parent) on the date of the declaration of a Restricted Payment permitted pursuant to clause (9) of the second paragraph under

"—Certain Covenants—Limitation on Restricted Payments" multiplied by (ii) the arithmetic mean of the closing prices per share of such common Equity Interests on the principal securities exchange on which such common Equity Interests are traded for the 30 consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

        "Net Proceeds" means the aggregate Cash Equivalents proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under the Indenture (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness or amounts required to be applied to the repayment of Indebtedness secured by a Lien on such assets and required (other than required by clause (1) of the second paragraph of "—Repurchase at the Option of Holders—Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.
        "Non-Financing Lease Obligation" means a lease obligation that is not required to be classified and accounted for as a financing or capital lease on both the balance sheet and the income statement for financial reporting purposes in accordance with GAAP. For the avoidance of doubt, a straight-line or operating lease shall be considered a Non-Financing Lease Obligation.

        "Obligations" means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness; provided, that any of the foregoing (other than principal and interest) shall no longer constitute "Obligations" after payment in full of such principal and interest except to the extent such obligations are fully liquidated and non-contingent on or prior to such payment in full.

        "Offering Memorandum" means the confidential offering memorandum, dated February 23, 2016, relating to the initial sale of the Notes.

        "Officer" means the Chairman of the board of directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of a Person or any other officer of such Person designated by any such individuals.

        "Officer's Certificate" means a certificate signed on behalf of a Person by an Officer of such Person that meets the requirements set forth in the Indenture.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

        "Parent Company" means any Person so long as such Person directly or indirectly holds 100.0% of the total voting power of the Voting Stock of the Issuer, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than any Permitted Holder), shall have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50.0% or more of the total voting power of the Voting Stock of such Person.

        "Partners" means, at any time, each person listed as a partner (including the general partner) on the books and records of Summit Holdings, in each case for so long as he, she or it remains a partner of Summit Holdings as provided under the Partnership Agreement.

        "Partnership Agreement" means the Fourth Amended and Restated Limited Partnership Agreement of Summit Holdings, dated as of March 11, 2015, as amended from time to time.

        "Permitted Asset Swap" means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any Cash Equivalents received must be applied in accordance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales."

        "Permitted Holders" means any of the Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that in the case of such group and without giving effect to the existence of such group or any other group, such Investors and Management Stockholders, collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

        "Permitted Intercompany Activities" means any transactions between or among the Issuer and its Restricted Subsidiaries that are entered into in the ordinary course of business of the Issuer and its Restricted Subsidiaries and, in the good faith judgment of the Issuer are necessary or advisable in connection with the ownership or operation of the business of the Issuer and its Restricted Subsidiaries, including, but not limited to: (i) payroll, cash management, purchasing, insurance and hedging arrangements; and (ii) management, technology and licensing arrangements.

        "Permitted Investments" means:

          (1)   any Investment in the Issuer or any of its Restricted Subsidiaries;

          (2)   any Investment in Cash Equivalents or Investment Grade Securities;

          (3)   any Investment by the Issuer or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary; or

            (b)   such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or such division, business unit or product line) to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

          (4)   any Investment in securities or other assets, including earn-outs, not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the first paragraph under "—Repurchase at the Option of Holders—Asset Sales" or any other disposition of assets not constituting an Asset Sale;

          (5)   any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Issue Date; provided, that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

          (6)   any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

            (a)   consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business;

            (b)   in exchange for any other Investment or accounts receivable, endorsements for collection or deposit held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

            (c)   in satisfaction of judgments against other Persons; or

            (d)   as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (7)   Hedging Obligations permitted under clause (10) of the covenant described in "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (8)   any Investment in a Similar Business having an aggregate fair market value taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding not to exceed the greater of (a) $70.0 million and (b) 3.0% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (8) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (8);

          (9)   Investments for which the payment consists of Equity Interests (other than Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in "—Certain Covenants—Limitations on Restricted Payments";

          (10) guarantees of Indebtedness permitted under the covenant described in "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," performance guarantees and Contingent Obligations incurred in the ordinary course of business or consistent with past practice and the creation of Liens on the assets of the Issuer or any Restricted Subsidiary in compliance with the covenant described under "—Certain Covenants—Liens";

          (11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under "—Certain Covenants—Transactions with Affiliates" (except transactions described in clauses (2), (4), (8) and (21) of such paragraph);

          (12) Investments consisting of (i) purchases or other acquisitions of inventory, supplies, material or equipment or (ii) the licensing or contribution of intellectual property in the ordinary course of business or pursuant to joint marketing arrangements with other Persons;

          (13) Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (a) $125.0 million and (b) 5.5% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (13) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (13);

          (14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Qualified Securitization Facility (including any contribution of replacement or substitute assets to such subsidiary) or any repurchase obligation in connection therewith;

          (15) advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding in the aggregate;

          (16) loans and advances to employees, directors, officers, managers and consultants (a) for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or (b) to fund such Person's purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

          (17) advances, loans or extensions of trade credit in the ordinary course of business or consistent with past practice by the Issuer or any of its Restricted Subsidiaries;

          (18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business or consistent with past practice;

          (19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice;

          (20) Investments made in the ordinary course of business or consistent with past practice in connection with obtaining, maintaining or renewing client contacts;

          (21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

          (22) repurchases of Notes or 2023 Notes;

          (23) Investments in the ordinary course of business or consistent with past practice consisting of Uniform Commercial Code Article 3 endorsements for collection of deposit and Article 4 customary trade arrangements with customers consistent with past practices;

          (24) Investments consisting of promissory notes issued by the Issuer or any Guarantor to future, present or former officers, directors and employees, members of management, or consultants of the Issuer or any of its Subsidiaries or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent thereof, to the extent the applicable Restricted Payment is a permitted by the covenant described under "—Certain Covenants—Limitation on Restricted Payments";

          (25) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or consistent with past practice or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

          (26) Investments (i) by the Captive Insurance Subsidiary made in the ordinary course of its business or consistent with past practice, and (ii) in the Captive Insurance Subsidiary in the ordinary course of business or required under statutory or regulatory authority applicable to such Captive Insurance Subsidiary;

          (27) Investments made in connection with Permitted Intercompany Activities and related transactions;

          (28) Investments made after the Issue Date in joint ventures of the Issuer or any of its Restricted Subsidiaries existing on the Issue Date;

          (29) Investments in joint ventures of the Issuer or any of its Restricted Subsidiaries, taken together with all other Investments made pursuant to this clause (29) that are at that time outstanding, not to exceed the greater of (a) $50.0 million and (b) 2.25% of Total Assets (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

          (30) Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a Casualty Event.

        "Permitted Liens" means, with respect to any Person:

          (1)   pledges, deposits or security by such Person under workmen's compensation laws, unemployment insurance, employers' health tax, and other social security laws or similar legislation or other insurance related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (2)   Liens imposed by law, such as landlords', carriers', warehousemen's, materialmen's, repairmen's and mechanics' Liens, in each case for sums not yet overdue for a period of more than 45 days or, if more than 45 days overdue, that are unfiled and no other action has been taken to enforce such Lien or that are being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (3)   Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

          (4)   Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

          (5)   minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries, taken as a whole, and exceptions on title policies insuring liens granted on Mortgaged Properties (as defined in the Senior Secured Credit Facilities);

          (6)   Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12), (13), (14), (23) or (25) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided, that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" extend only to the assets so purchased, leased or improved; (b) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that (x) is secured by Liens on the same assets as the assets that secured the Indebtedness being refinanced or (y) extends, replaces, refunds, refinances, renews or defeases Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clauses (3) (solely to the extent such Indebtedness was secured by a Lien prior to such refinancing), (4) or (12) (solely to the extent such Indebtedness was secured by a Lien prior to such refinancing) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," (c) Liens securing Indebtedness permitted to be incurred pursuant to clause (14) shall only be permitted if such Liens are limited to all or part of the same property or assets, including Capital Stock (plus improvements, accessions, proceeds or dividends or distributions in respect thereof, or replacements of any thereof) acquired, or of any Person acquired or merged or consolidated with or into the Issuer or any Restricted Subsidiary, in any transaction to which such Indebtedness relates and (d) Liens securing Indebtedness permitted to be incurred pursuant to clauses (23) and (25) shall only be permitted if such Liens extend only to the assets of Restricted Subsidiaries of the Issuer that are not Guarantors;

          (7)   Liens existing on the Issue Date (excluding Liens securing the Senior Secured Credit Facilities), including Liens securing any Refinancing Indebtedness of any Indebtedness secured by such Liens;

          (8)   Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries;

          (9)   Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

          (10) Liens securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

          (11) Liens securing (x) Hedging Obligations and (y) obligations in respect of Bank Products;

          (12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's accounts payable or similar trade obligations in respect of bankers' acceptances or documentary letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (13) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries, taken as a whole, and do not secure any Indebtedness;

          (14) Liens arising from Uniform Commercial Code (or equivalent statute) financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business or purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements or similar public filings;

          (15) Liens in favor of the Issuer, the Co-Issuer or any Guarantor;

          (16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer's customers;

          (17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

          (18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), this clause (18) and clause (39) hereof; provided, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and proceeds and products thereof, and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), this clause (18) and clause (39) hereof at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses (including original issue discount, upfront fees or similar fees) and premiums (including tender premiums and accrued and unpaid interest), related to such modification, refinancing, refunding, extension, renewal or replacement;

          (19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers;

          (20) Liens securing obligations in an aggregate principal amount outstanding which does not exceed the greater of (a) $100.0 million and (b) 4.0% of Total Assets (in each case, determined as of the date of such incurrence);

          (21) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

          (22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption "—Events of Default and Remedies," so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

          (24) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; provided, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

          (26) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (27) Liens that are contractual rights of set-off or rights of pledge (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

          (28) Liens securing obligations owed by the Issuer or any Restricted Subsidiary to any lender under the Senior Secured Credit Facilities or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

          (29) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

          (30) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

          (31) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted by the Indenture;

          (32) ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located;

          (33) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

          (34) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

          (35) Liens on the assets of non-guarantor Restricted Subsidiaries securing Indebtedness of such Subsidiaries that were permitted by the terms of the Indenture to be incurred;

          (36) Liens on cash advances in favor of the seller of any property to be acquired in an Investment permitted under the Indenture to be applied against the purchase price for such Investment;

          (37) any interest or title of a lessor, sub-lessor, franchisor, licensor or sub-licensor or secured by a lessor's, sub-lessor's, franchisor's, licensor's or sub-licensor's interest under leases or licenses entered into by the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

          (38) deposits of cash with the owner or lessor of premises leased and operated by the Issuer or any of its Subsidiaries in the ordinary course of business of the Issuer and such Subsidiary to secure the performance of the Issuer's or such Subsidiary's obligations under the terms of the lease for such premises;

          (39) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) permitted to be incurred pursuant to the covenant under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" (including, without limitation, Indebtedness incurred under one or more Credit Facilities) so long as after giving pro forma effect to such incurrence and such Liens the Consolidated Secured Debt Ratio of the Issuer and its Restricted Subsidiaries shall be equal to or less than 4.25 to 1.00 (excluding, for purposes of calculating such ratio under this clause (39), Indebtedness under the revolving credit facility borrowed for seasonal working capital requirements in an amount not to exceed $75.0 million) for the Issuer's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Lien is incurred;

          (40) Liens securing obligations in respect of (x) Indebtedness and other Obligations permitted to be incurred under the Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under "—Certain Covenants—Limitation on Incurrence of Indebtedness and

  Issuance of Disqualified Stock and Preferred Stock" and (y) obligations of the Issuer or any Subsidiary in respect of any Bank Products or Hedging Obligation provided by any lender party to any Credit Facility or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products are provided were entered into);

          (41) Liens on assets deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets if such sale is otherwise permitted under the Indenture; and

          (42) Liens on any funds or securities held in escrow accounts established for the purpose of holding proceeds from issuances of debt securities by the Issuer or any of its Restricted Subsidiaries issued after the Issue Date, together with any additional funds required in order to fund any mandatory redemption or sinking fund payment on such debt securities within 180 days of their issuance; provided, that such Liens do not extend to any assets other than such proceeds and such additional funds.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, limited liability company, partnership (including a limited partnership), joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

        "Purchase Money Obligations" means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets, or otherwise (including through the purchase of Capital Stock of any Person owning such property or assets).

        "Qualified Proceeds" means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

        "Qualified Securitization Facility" means any Securitization Facility (a) constituting a securitization financing facility that meets the following conditions: (i) the board of directors or management of the Issuer shall have determined in good faith that such Securitization Facility is in the aggregate economically fair and reasonable to the Issuer and (ii) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) or (b) constituting a receivables or payables financing or factoring facility.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuers which shall be substituted for Moody's or S&P or both, as the case may be.

        "Registration Rights Agreement" means a registration rights agreement with respect to the Notes dated as of the Issue Date, among the Issuers, the Guarantors and the representatives of the Initial Purchasers.

        "Related Business Assets" means assets (other than Cash Equivalents) used or useful in a Similar Business or any securities of a Person received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary; provided, that any such securities shall not be deemed to be Related Business Assets, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means, at any time, any direct or indirect Subsidiary of the Issuer (including the Co-Issuer and any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

        "Sale and Lease-Back Transaction" means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Indebtedness" means any Indebtedness of the Issuers or any of its Restricted Subsidiaries secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Securitization Assets" means the accounts receivable, royalty or other revenue streams and other rights to payment and any other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof.

        "Securitization Facility" means any of one or more receivables or securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

        "Securitization Fees" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.

        "Securitization Subsidiary" means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

        "Senior Indebtedness" means:

          (1)   all Indebtedness of the Issuers or any Guarantor outstanding under the Senior Secured Credit Facilities, the 2023 Notes and the related guarantees and the Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuers or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuers or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

          (2)   all (x) Hedging Obligations (and guarantees thereof) and (y) obligations in respect of Bank Products (and guarantees thereof) owing to a lender under the Senior Secured Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations and obligations in respect of Bank Products, as the case may be, are permitted to be incurred under the terms of the Indenture;

          (3)   any other Indebtedness of the Issuers or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

          (4)   all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, that Senior Indebtedness shall not include:

            (a)   any obligation of such Person to the Issuers or any of the Issuers' Subsidiaries;

            (b)   any liability for federal, state, local or other taxes owed or owing by such Person;

            (c)   any accounts payable or other liability to trade creditors arising in the ordinary course of business;

            (d)   any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

            (e)   that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

        "Senior Secured Credit Facilities" means the Credit Agreement, dated as of January 30, 2012 (as amended and restated as of July 17, 2015), by and among the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as joint lead arrangers, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint bookrunners, Bank of America, N.A., as administrative agent, collateral agent and swing line lender, Bank of America, N.A., as letter of credit issuer, Citigroup Global Markets Inc., as syndication agent and other parties party thereto, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided, that such increase in borrowings is permitted under the caption "—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" above) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or holders.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means (1) any business conducted by the Issuer or any of its Restricted Subsidiaries on the Issue Date, and any reasonable extension thereof, or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date.

        "Subordinated Indebtedness" means, with respect to the Notes,

          (1)   any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and

          (2)   any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

        "Subsidiary" means, with respect to any Person:

          (1)   any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

          (2)   any partnership, joint venture, limited liability company or similar entity of which:

            (a)   more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise; and

            (b)   such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

        For the avoidance of doubt, any entity that is owned at a 50.0% or less level (as described above) shall not be a "Subsidiary" for any purpose under the Indenture, regardless of whether such entity is consolidated on the Issuer's or any Restricted Subsidiary's financial statements.

        "Summit Holdings" means Summit Materials Holdings L.P., a Delaware limited partnership and the Issuers' indirect parent entity.

        "Support and Services Agreement" means the management services or similar agreements between certain of the management companies associated with one or more of the Investors or their advisors, if applicable, and the Issuer (and/or its direct or indirect parent companies), as in effect from time to time.

        "Total Assets" means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Issuer or such other Person.

        "Total Percentage Interest" means, with respect to any Partner, the quotient obtained by dividing the number of Units (vested and unvested) then owned by such Partner by the number of Units (vested and unvested) then owned by all Partners.

        "Transaction Agreement" means the agreement and plan of merger among Summit Materials Corporations I Inc., BMC Merger Sub, Inc., Boxley Materials Company, Abney S. Boxley III and the Issuer, dated February 23, 2016, as amended, modified and supplemented from time to time.

        "Transaction Expenses" means any fees or expenses incurred or paid by the Investors, the Issuer or any of its (or their) Subsidiaries in connection with the Transactions (including payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock option, expenses in connection with hedging transactions related to the Senior Secured Credit Facilities and any original issue discount or upfront fees), the Support and Services Agreement, the Indenture, the Loan

Documents (as defined in the Senior Secured Credit Facilities) and the transactions contemplated hereby and thereby.

        "Transactions" means the issuance of the Notes on the Issue Date and the consummation of transactions contemplated by the Transaction Agreement, each as described in the Offering Memorandum, and the payment of related premiums, fees and expenses.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

        "Uniform Commercial Code" means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York.

        "Units" means the class A units and any other class of units that is established in accordance with the Partnership Agreement, which shall constitute limited partner interests in Summit Holdings as provided in the Partnership Agreement and under the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. Section 17-101, et seq., as it may be amended or supplemented from time to time and any successor thereto, entitling the holders thereof to the relative rights, title and interests in the profits, losses, deductions and credits of Summit Holdings at any particular time as set forth in the Partnership Agreement, and any and all other benefits to which a holder thereof may be entitled as a Partner as provided in the Partnership Agreement, together with the obligations of such Partner to comply with all terms and provisions of the Partnership Agreement.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

          (2)   any Subsidiary of a Unrestricted Subsidiary.

        The Issuer may designate any Subsidiary of the Issuer other than the Co-Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided, that:

          (1)   either (a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (b) if the Subsidiary to be so designated has total consolidated assets in excess of $1,000, such designation complies with the covenants described under "—Certain Covenants—Limitation on Restricted Payments"; and

          (2)   each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

        The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

          (1)   the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

          (2)   the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

        Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two business days prior to such determination.

        "U.S. Government Securities" means securities that are:

          (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

          (1)   the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

          (2)   the sum of all such payments. provided, that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased (the "Applicable Indebtedness"), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

        "Wholly-Owned Subsidiary" of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors' qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        The Issuers and the guarantors of the outstanding notes and the initial purchasers entered into a registration rights agreement on March 8, 2016, the closing date of the issuance of the outstanding notes (the "Closing Date"). In the registration rights agreement, each of the Issuers and the guarantors of the outstanding notes have agreed that it will, at its expense, for the benefit of the holders of the outstanding notes, (i) file one or more registration statements on an appropriate registration form with respect to a registered offer to exchange the outstanding notes for new notes, guaranteed by the guarantors on a full and unconditional, joint and several senior unsecured basis, with terms substantially identical in all material respects to the outstanding notes and (ii) use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act. As of the date of this prospectus, $643.5 million aggregate principal amount of the 8.500% Senior Notes due 2022 is outstanding, and the outstanding notes were issued on March 8, 2016.

        Under the circumstances set forth below, the Issuers and the guarantors will use their commercially reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and keep such registration statement effective for up to one year after the effective date of the shelf registration statement. These circumstances include:

  •
  if any change in law or in currently prevailing interpretations of the Staff of the SEC do not permit us to effect an exchange offer;

  •
  if an exchange offer is not consummated within the registration period contemplated by the registration rights agreement;

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  if, in certain circumstances, certain holders of unregistered exchange notes so request; or

  •
  if in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act).

        Under the registration rights agreement, if (A) we neither (i) exchanged exchange notes for all notes validly tendered in accordance with the terms of an exchange offer nor (ii) if applicable, had a shelf registration statement declared effective under the Securities Act, in either case on or prior to the 270th day after the Closing Date, (B) notwithstanding clause (A), we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 90th day after the delivery of a shelf notice (as defined in the registration rights agreement) with respect thereto (the "Effectiveness Date") or (C) if applicable, a shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time during the effectiveness period (subject to certain exceptions) (each such event referred to in clauses (A), (B) and (C), a "Registration Default"), then additional interest ("Additional Interest") shall accrue on the principal amount of the notes affected thereby at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any Registration Default (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such Additional Interest continues to accrue; provided that the rate at which such Additional Interest accrues may in no event exceed 1.00% per annum) (any such Additional Interest to be calculated by us) commencing on (x) the 271st day after the Closing Date (in the case of clause (A) above), (y) the Effectiveness Date (in the case of clause (B) above) or (z) the day on which such shelf registration statement ceases to be effective (in the case of clause (C) above); provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A)(i) above), upon the effectiveness of the applicable shelf registration statement (in the case of clause (A)(ii) and (B) above) or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (C) above), Additional Interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

        If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

  •
  you are not an affiliate of the Issuers or any guarantor within the meaning of Rule 405 of the Securities Act;

  •
  you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see "Plan of Distribution."

Resale of Exchange Notes

        Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  you are not an affiliate of the Issuers or any guarantor within the meaning of Rule 405 under the Securities Act;

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  you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        If you are an affiliate of the Issuers or any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

  •
  you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Inc. (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling (available July 2, 1993), or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

        This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, the Issuers will accept for exchange in the exchange offer any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in a principal amount of $2,000 and in integral multiples of $1,000 in excess thereof. The Issuers will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered in the exchange offer.

        The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure by the Issuers and the guarantors to fulfill their obligations under the registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that governs the terms of the outstanding notes. For a description of the indenture, see "Description of the Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

        This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. The Issuers and the guarantors intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement except the Issuers and the guarantors will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement.

        The Issuers will be deemed to have accepted for exchange properly tendered outstanding notes when the Issuers have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from the Issuers and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, the Issuers expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the Exchange Offer."

        If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read "—Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

        As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on November 4, 2016, which is the 21st business day after the date of this prospectus. However, if the Issuers, in their sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" will mean the latest time and date to which the Issuers shall have extended the expiration of the exchange offer.

        To extend the period of time during which the exchange offer is open, the Issuers will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The Issuers are generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the exchange offer after the change.

        The Issuers reserve the right, in their sole discretion:

  •
  to delay accepting for exchange any outstanding notes (if the Issuers amend or extend the exchange offer);

  •
  to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, by giving written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by notice to the registered holders of the outstanding notes. If the Issuers amend the exchange offer in a manner that it determines to constitute a material change, the Issuers will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, the Issuers will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and the Issuers may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in their reasonable judgment:

  •
  the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in their judgment, would reasonably be expected to impair their ability to proceed with the exchange offer.

        In addition, the Issuers will not be obligated to accept for exchange the outstanding notes of any holder that has not made to the Issuers:

  •
  the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering Outstanding Notes" and "Plan of Distribution;" or

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to the Issuers an appropriate form for registration of the exchange notes under the Securities Act.

        The Issuers expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, the Issuers may delay acceptance of any outstanding notes by giving written notice of such extension to their holders. The Issuers will return any outstanding notes that the Issuers do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

        The Issuers expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, the Issuers are generally required to extend the offering period for any material change, including the waiver of a material condition, so that at least five business days remain in the exchange offer after the change. The Issuers will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date.

        These conditions are for sole benefit of the Issuers and the Issuers may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in their sole discretion. If the Issuers fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that the Issuers may assert at any time or at various times prior to the expiration date.

        In addition, the Issuers will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for Tendering Outstanding Notes

        To tender your outstanding notes in the exchange offer, you must comply with either of the following:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange Agent" prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration date;

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between the Issuers and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

        If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

  •
  make appropriate arrangements to register ownership of the outstanding notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of outstanding notes.

        The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

  •
  by a registered holder of the outstanding notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by the Issuers, they should also submit evidence satisfactory to the Issuers of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

  •
  the Issuers may enforce that agreement against such participant.

Acceptance of Exchange Notes

        In all cases, the Issuers will promptly issue exchange notes for outstanding notes that they have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering outstanding notes pursuant to the exchange offer, you will represent to the Issuers that, among other things:

  •
  you are not an affiliate of the Issuers or the guarantors within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

  •
  you are acquiring the exchange notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        The Issuers will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Determinations of the Issuers in this regard will be final and binding on all parties. The Issuers reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in their or their counsel's judgment, be unlawful. The Issuers also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as the Issuers determine. Neither the Issuers, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an "agent's message," as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automatic Tender Offer Program, prior to the expiration date, you may still tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange Agent;" or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

  •
  where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

        If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

        If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. The Issuers will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and their determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or prior to the expiration date.

Exchange Agent

        Wilmington Trust, National Association has been appointed as the exchange agent for the exchange offer. Wilmington Trust, National Association also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail or Overnight Courier:	By Facsimile:	By Hand Delivery:
Wilmington Trust, National Association
c/o Wilmington Trust Company
Corporate Capital Markets
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-1626
Attn: Workflow Management—
5th Floor	(302) 636-4139 Attn: Workflow Management	Wilmington Trust, National Association
c/o Wilmington Trust Company
Corporate Capital Markets
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-1626
Attn: Workflow Management—
5th Floor
To Confirm by Email:
DTC2@wilmingtontrust.com Attn: Workflow Management

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding unregistered notes pursuant to the exchange offer.

Accounting Treatment

        We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges, as the terms of the exchange notes are substantially identical to the terms of the outstanding notes. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of this exchange offer. We will capitalize the expenses relating to the exchange offer.

Transfer Taxes

        The Issuers and the guarantors will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  •
  tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct the Issuers to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

  •
  as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

        In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

        Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

 CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes (including an exchange of outstanding notes for exchange notes) by an ERISA Plan with respect to which an Issuer or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes (including an exchange of outstanding notes for exchange notes). These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring or holding the notes in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemption will be satisfied.

        Because of the foregoing, the notes should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

Representation

        Accordingly, by acceptance of a note (including an exchange of outstanding notes for exchange notes), each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to purchase or hold the notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the notes (including an exchange of outstanding notes for exchange notes) or any interest therein by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring or holding the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement for the exchange offer is declared effective, (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market making or other trading activities and (iii) the date on which all the notes covered by such registration statement have been sold pursuant to the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to an exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to an exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity and enforceability of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P. Certain legal matters with respect to the Colorado, Utah, Wyoming and Nevada registrant guarantors will be passed upon for us by Holland & Hart LLP. Certain legal matters with respect to the Kansas, Missouri and Oklahoma registrant guarantors will be passed upon for us by Kutak Rock LLP. Certain legal matters with respect to the North Carolina and South Carolina registrant guarantors will be passed on for us by K&L Gates LLP. Certain legal matters with respect to the Kentucky registrant guarantors will be passed on for us by Stites & Harbison PLLC. Certain legal matters with respect to the Texas registrant guarantors will be passed on for us by Winstead PC. Certain legal matters as to the Virginia registrant guarantors will be passed on for us by Woods Rogers PLC.

EXPERTS

        The consolidated financial statements of Summit Materials, LLC as of January 2, 2016 and December 27, 2014, and for each of the years in the three-year period ended January 2, 2016, have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of the Lafarge Target Business, carve-out of certain operations of Lafarge North America Inc., as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of the Boxley Materials Company and subsidiaries, as of and for the year ended December 31, 2015, included in this prospectus, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We and our guarantor subsidiaries have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, our guarantor subsidiaries and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov). However, any such information filed with the SEC does not constitute a part of this prospectus.

        So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 or 15(d) of the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

Page
Summit Materials, LLC
Audited Consolidated Financial Statements of Summit Materials, LLC and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 2, 2016 and December 27, 2014	F-3
Consolidated Statements of Operations for the years ended January 2, 2016, December 27, 2014 and December 28, 2013	F-4
Consolidated Statements of Comprehensive Loss for the years ended January 2, 2016, December 27, 2014 and December 28, 2013	F-5
Consolidated Statements of Cash Flows for the years ended January 2, 2016, December 27, 2014 and December 28, 2013	F-6
Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members' Interest for the years ended January 2, 2016, December 27, 2014 and December 28, 2013	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Consolidated Financial Statements of Summit Materials, LLC and Subsidiaries
Consolidated Balance Sheets as of July 2, 2016 (unaudited) and January 2, 2016	F-55
Unaudited Consolidated Statements of Operations for the six months ended July 2, 2016 and June 27, 2015	F-56
Unaudited Consolidated Statements of Comprehensive Loss for the six months ended July 2, 2016 and June 27, 2015	F-57
Unaudited Consolidated Statements of Cash Flows for the six months ended July 2, 2016 and June 27, 2015	F-58
Unaudited Consolidated Statements of Changes in Member's Interest and Redeemable Noncontrolling Interest for the six months ended July 2, 2016 and June 27, 2015	F-59
Notes to Unaudited Consolidated Financial Statements	F-60
Lafarge Target Business
Audited Combined Financial Statements of the Lafarge Target Business
Report of Independent Auditors	F-87
Combined Balance Sheets as of December 31, 2014 and December 31, 2013	F-88
Combined Statements of Operations for the years ended December 31, 2014, December 31, 2013 and December 31, 2012	F-89
Combined Statements of Changes in Net Parent Investment as of December 31, 2014, December 31, 2013 and December 31, 2012	F-90
Combined Statements of Cash Flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012	F-91
Notes to Combined Financial Statements	F-92
Unaudited Combined Financial Statements of the Lafarge Target Business
Unaudited Condensed Combined Statements of Operations for the six months ended June 30, 2015 and June 30, 2014	F-103
Unaudited Condensed Combined Balance Sheets as of June 30, 2015 and December 31, 2014	F-104
Unaudited Condensed Combined Statements of Cash Flows for the six months ended June 30, 2015 and 2014	F-105
Notes to Unaudited Condensed Combined Financial Statements	F-106
Boxley Materials Company
Report of Independent Registered Public Accounting Firm	F-114
Consolidated Balance Sheet as of December 31, 2015	F-115
Consolidated Statement of Income for the year ended December 31, 2015	F-116
Consolidated Statement of Comprehensive Income for the year ended December 31, 2015	F-117
Consolidated Statement of Cash Flows for the year ended December 31, 2015	F-118
Consolidated Statement of Stockholders' Equity for the year ended December 31, 2015	F-119
Notes to Consolidated Financial Statements	F-120

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Summit Materials, LLC:

        We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries as of January 2, 2016 and December 27, 2014, and the related consolidated statements of operations, comprehensive loss, cash flows and changes in redeemable noncontrolling interest and members' interest for each of the fiscal years in the three-year period ended January 2, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Materials, LLC and subsidiaries as of January 2, 2016 and December 27, 2014, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended January 2, 2016, in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Denver, Colorado
February 18, 2016

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

January 2, 2016 and December 27, 2014

(In thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$185,388	$13,215
Accounts receivable, net	145,544	141,302
Costs and estimated earnings in excess of billings	5,690	10,174
Inventories	130,082	111,553
Other current assets	4,807	16,005

Total current assets	471,511	292,249
Property, plant and equipment, net	1,269,006	950,601
Goodwill	596,397	419,270
Intangible assets, net	15,005	17,647
Other assets	43,243	32,886

Total assets	$2,395,162	$1,712,653

Liabilities, Redeemable Noncontrolling Interest and Member's Interest
Current liabilities:
Current portion of debt	$6,500	$5,275
Current portion of acquisition-related liabilities	18,084	18,402
Accounts payable	81,397	78,854
Accrued expenses	92,942	101,496
Billings in excess of costs and estimated earnings	13,081	8,958

Total current liabilities	212,004	212,985
Long-term debt	1,273,652	1,043,685
Acquisition-related liabilities	31,028	42,736
Other noncurrent liabilities	100,186	92,524

Total liabilities	1,616,870	1,391,930

Commitments and contingencies (see note 13)
Redeemable noncontrolling interest	—	33,740
Member's equity	1,050,882	518,647
Accumulated deficit	(245,486)	(217,416)
Accumulated other comprehensive loss	(28,466)	(15,546)

Member's interest	776,930	285,685
Noncontrolling interest	1,362	1,298

Total member's interest	778,292	286,983

Total liabilities, redeemable noncontrolling interest and member's interest	$2,395,162	$1,712,653

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Revenue:
Product	$1,043,843	$806,280	$573,684
Service	246,123	264,325	250,680

Net revenue	1,289,966	1,070,605	824,364
Delivery and subcontract revenue	142,331	133,626	91,837

Total revenue	1,432,297	1,204,231	916,201

Cost of revenue (excluding items shown separately below):
Product	676,457	566,986	410,286
Service	171,857	186,548	174,929

Net cost of revenue	848,314	753,534	585,215
Delivery and subcontract cost	142,331	133,626	91,837

Total cost of revenue	990,645	887,160	677,052

General and administrative expenses	177,769	150,732	142,000
Goodwill impairment	—	—	68,202
Depreciation, depletion, amortization and accretion	119,723	87,826	72,934
Transaction costs	9,519	8,554	3,990

Operating income (loss)	134,641	69,959	(47,977)
Other income, net	(2,425)	(3,447)	(1,737)
Loss on debt financings	71,631	—	3,115
Interest expense	83,757	86,742	56,443

Loss from continuing operations before taxes	(18,322)	(13,336)	(105,798)
Income tax benefit	(18,263)	(6,983)	(2,647)

Loss from continuing operations	(59)	(6,353)	(103,151)
(Income) loss from discontinued operations	(2,415)	(71)	528

Net income (loss)	2,356	(6,282)	(103,679)
Net (loss) income attributable to noncontrolling interest	(1,826)	2,495	3,112

Net income (loss) attributable to member of Summit Materials, LLC	$4,182	$(8,777)	$(106,791)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Net income (loss)	$2,356	$(6,282)	$(103,679)
Other comprehensive (loss) income:
Postretirement curtailment adjustment	—	(1,346)	—
Postretirement liability adjustment	2,123	(3,919)	4,407
Foreign currency translation adjustment	(14,099)	(5,816)	—
Loss on cash flow hedges	(944)	—	—

Other comprehensive (loss) income	(12,920)	(11,081)	4,407

Comprehensive loss	(10,564)	(17,363)	(99,272)
Less comprehensive (loss) income attributable to the noncontrolling interest	(1,826)	915	4,434

Comprehensive loss attributable to member of Summit Materials, LLC	$(8,738)	$(18,278)	$(103,706)

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended January 2, 2016, December 27, 2014 and December 28, 2013

(In thousands)

	2015	2014	2013
Cash flow from operating activities:
Net income (loss)	$2,356	$(6,282)	$(103,679)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	124,147	95,463	79,183
Share-based compensation expense	19,899	2,235	2,315
Deferred income tax benefit	(19,838)	(5,927)	(4,408)
Net (gain) loss on asset disposals	(23,087)	6,500	12,419
Goodwill impairment	—	—	68,202
Net (gain) loss on debt financings	(9,877)	—	2,989
Other	(1,629)	(957)	(1,098)
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	3,852	(10,366)	9,884
Inventories	4,275	(3,735)	499
Costs and estimated earnings in excess of billings	6,604	1,359	196
Other current assets	11,438	(3,997)	(453)
Other assets	(1,369)	4,767	(1,708)
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(4,241)	(6,455)	4,067
Accrued expenses	(14,354)	13,311	(742)
Billings in excess of costs and estimated earnings	1,313	(305)	1,998
Other liabilities	(1,286)	(6,373)	(3,252)

Net cash provided by operating activities	98,203	79,238	66,412

Cash flow from investing activities:
Acquisitions, net of cash acquired	(510,017)	(397,854)	(61,601)
Purchases of property, plant and equipment	(88,950)	(76,162)	(65,999)
Proceeds from the sale of property, plant and equipment	13,110	13,366	16,085
Other	1,510	(630)	—

Net cash used for investing activities	(584,347)	(461,280)	(111,515)

Cash flow from financing activities:
Capital contributions by members	507,766	27,617	—
Capital issuance costs	(12,930)	—	—
Proceeds from debt issuances	1,748,875	762,250	234,681
Debt issuance costs	(14,246)	(9,085)	(3,864)
Payments on debt	(1,505,486)	(389,270)	(188,424)
Payments on acquisition-related liabilities	(18,056)	(10,935)	(9,801)
Distributions	(46,603)	—	—
Other	—	(88)	(3)

Net cash provided by financing activities	659,320	380,489	32,589

Impact of cash on foreign currency	(1,003)	(149)	—
Net increase (decrease) in cash	172,173	(1,702)	(12,514)

Cash and cash equivalents—beginning of period	13,215	14,917	27,431

Cash and cash equivalents—end of period	$185,388	$13,215	$14,917

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Members' Interest

Years ended January 2, 2016, December 27, 2014, and December 28, 2013

(In thousands)

	Total Member's Interest
	Member's equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member's interest	Redeemable noncontrolling interest
Balance—December 29, 2012	$484,584	$(94,085)	$(9,130)	$1,059	$382,428	$22,850
Accretion/ redemption value adjustment	—	2,365	—	—	2,365	(2,365)
Net (loss) income	—	(106,791)	—	152	(106,639)	2,960
Other comprehensive income	—	—	3,085	—	3,085	1,322
Repurchase of member's interest	(3)	—	—	—	(3)	—
Share-based compensation	2,315	—	—	—	2,315	—

Balance—December 28, 2013	486,896	(198,511)	(6,045)	1,211	283,551	24,767
Contributed capital	27,617	—	—	—	27,617	—
Accretion/ redemption value adjustment		(8,145)	—	—	(8,145)	8,145
Net (loss) income	—	(8,777)	—	87	(8,690)	2,408
Other comprehensive income	—	—	(9,501)	—	(9,501)	(1,580)
Repurchase of member's interest	(88)	—	—	—	(88)	—
Share-based compensation	4,222	(1,983)	—	—	2,239	—

Balance—December 27, 2014	518,647	(217,416)	(15,546)	1,298	286,983	33,740
Contributed capital	558,939	—	—	—	558,939	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net income (loss)	—	4,182	—	64	4,246	(1,890)
Other comprehensive income	—	—	(12,920)	—	(12,920)	—
Distributions	(46,603)	—	—	—	(46,603)	—
Share-based compensation	19,899	—	—	—	19,899	—

Balance—January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

        Summit Materials, LLC ("Summit LLC" and, together with its subsidiaries, the "Company") is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company is organized by geographic region and has three operating segments, which are also its reporting segments: the West; East; and Cement segments.

        Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. ("Summit Holdings"), whose primary owners are Summit Materials, Inc. ("Summit Inc.") and certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. (collectively, the "Sponsors"). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the "Reorganization") in connection with Summit Inc.'s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

        Initial Public Offering—Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock ("IPO"). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units ("LP Units") from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% Senior Notes due January 31, 2020 ("2020 Notes"); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. ("Continental Cement"); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed at a redemption price equal to par plus an applicable premium of $38.2 million and $5.2 million of accrued and unpaid interest.

        Follow-On Offering—On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share. Summit Inc. used the offering proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Inc. caused Summit Holdings to use the proceeds from the newly-issued LP Units to pay all of the $80.0 million deferred purchase price related to the July 17, 2015 acquisition of a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River (the "Davenport Assets") and for general corporate purposes.

        Principles of Consolidation—The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member's interest and net income separately to the controlling and noncontrolling interests. The Company accounts for investments in entities for

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

which it has an ownership of 20% to 50% using the equity method of accounting. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement.

        Use of Estimates—The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned and costs to complete open contracts. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the Company's consolidated financial statements in the period in which the change in estimate occurs.

        Business and Credit Concentrations—The majority of the Company's customers are located in Texas, Kansas, Utah, Missouri and Kentucky and accounts receivable consist primarily of amounts due from customers within these states. Collection of these accounts is, therefore, dependent on the economic conditions in the aforementioned states. However, credit granted within the Company's trade areas has been granted to a wide variety of customers. No single customer accounted for more than 10% of revenue in 2015, 2014 or 2013. Management does not believe that any significant concentrations of credit exist with respect to individual customers or groups of customers.

        Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

        The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

        Revenue and Cost Recognition—Revenue for product sales are recognized when evidence of an arrangement exists, the fee is fixed or determinable, title passes, which is generally when the product is shipped, and collection is reasonably assured. Product revenue includes sales of aggregates, cement and other materials to customers, net of discounts, allowances or taxes, as applicable.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

        Revenue from construction contracts are included in service revenue and are recognized under the percentage-of-completion accounting method. The percent complete is measured by the cost incurred to date compared to the estimated total cost of each project. This method is used as management considers expended cost to be the best available measure of progress on these contracts, the majority of which are completed within one year, but may occasionally extend beyond one year. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts.

        Contract costs include all direct material and labor costs and those indirect costs related to contract performance and completion. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are estimable. General and administrative costs are charged to expense as incurred.

        Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income. Such revisions are recognized in the period in which they are determined. An amount equal to contract costs incurred that are attributable to claims is included in revenue when realization is probable and the amount can be reliably estimated.

        Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts (on the percentage-of-completion method) for which billings had not been presented to customers because the amount were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at January 2, 2016 will be billed in 2016. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

        Revenue from the receipt of waste fuels is classified as service revenue and is based on fees charged for the waste disposal, which are recognized when the waste is accepted.

        Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or market and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of production in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are recognized in cost of revenue in the same period that the stripping costs are incurred.

        Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

        Landfill airspace is included in property, plant and equipment at cost and is amortized based on utilization of the asset. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

        Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company's accounts and any gain or loss is included in general and administrative expenses.

        Depreciation on property, plant and equipment, including assets subject to capital leases, is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The estimated useful lives are generally as follows:

Buildings and improvements	7 - 40 years
Plant, machinery and equipment	20 - 40 years
Mobile equipment and barges	15 - 20 years
Office equipment	3 - 6 years
Truck and auto fleet	5 - 10 years
Landfill airspace and improvements	5 - 60 years
Other	2 - 10 years

        Depletion of mineral reserves is calculated for proven and probable reserves by the units of production method on a site-by-site basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset's useful life or the remaining lease term.

        The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

        Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products (e.g., ready-mixed concrete, asphalt paving mix and paving and related services), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations, as a whole. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

        Assets are assessed for impairment charges when identified for disposition. Projected losses from disposition are recognized in the period in which they become estimable, which may be in advance of the actual disposition. The net gain (loss) from asset dispositions recognized in general and administrative expenses in fiscal years 2015, 2014 and 2013 was $23.1 million, ($6.5 million) and ($12.4 million), respectively. No material impairment charges have been recognized on assets held for use in 2015, 2014 or 2013. The losses are commonly a result of the cash flows expected from selling the asset being less than the expected cash flows that could be generated from holding the asset for use.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

        Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management's estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management's interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, using an inflation rate of 2.5%, and then discounted back to present value using a credit-adjusted, risk-free rate on obligations of similar maturity, adjusted to reflect the Company's credit rating. Changes in the credit-adjusted, risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted, risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted, risk-free rate.

        Significant changes in inflation rates or the amount or timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

        Intangible Assets—The Company's intangible assets are primarily composed of lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates to contract-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	January 2, 2016			December 27, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Leases	$10,357	$(2,531)	$7,826	$10,357	$(2,031)	$8,326
Reserve rights	8,636	(2,078)	6,558	9,094	(540)	8,554
Trade names	1,000	(558)	442	1,020	(470)	550
Other	249	(70)	179	249	(32)	217

Total intangible assets	$20,242	$(5,237)	$15,005	$20,720	$(3,073)	$17,647

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

        Amortization expense in 2015, 2014, and 2013 was $2.2 million, $0.9 million, and $0.8 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2016	2,167
2017	959
2018	959
2019	959
2020	901
Thereafter	9,060

Total	$15,005

        Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company's acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company's acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, the two-step quantitative impairment test is then performed, otherwise further analysis is not required. The two-step impairment test first identifies potential goodwill impairment for each reporting unit and then, if necessary, measures the amount of the impairment loss.

        Income Taxes—As a limited liability company, the Company's federal and state income tax attributes are generally passed to its members. However, certain subsidiaries of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

        For the Company's taxable entities, deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the jurisdictions in which they arise and periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

        The Company evaluates the tax positions taken on income tax returns that remain open to examination by the respective tax authorities from prior years and positions expected to be taken on

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense.

        Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

        In 2015, the Company entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of January 2, 2016 and December 27, 2014 was:

	2015	2014
Current portion of acquisition-related liabilities and derivatives:
Contingent consideration	$4,918	$2,375
Cash flow hedge	224	—
Acquisition-related liabilities and derivatives:
Contingent consideration	$2,475	$5,379
Cash flow hedge	681	—

        The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1—	Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2—
Inputs other than Level 1 that are based on observable market data, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs that are observable that are not prices and inputs that are derived from or corroborated by observable markets.
Level 3—	Valuations developed from unobservable data, reflecting the Company's own assumptions, which market participants would use in pricing the asset or liability.

        The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. In 2015 and 2014, we recognized immaterial reductions to contingent consideration.

        The fair value of the derivatives are based on observable, or Level 2, inputs, including interest rates, bond yields and prices in inactive markets. There was no material adjustments to the fair value of derivatives recognized in 2015.

        Financial Instruments—The Company's financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of January 2, 2016 and December 27, 2014 was:

	January 2, 2016		December 27, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,283,799	$1,291,858	$1,101,873	$1,048,960
Level 3
Current portion of deferred consideration and noncompete obligations(2)	13,166	13,166	16,027	16,027
Long term portion of deferred consideration and noncompete obligations(3)	28,553	28,553	37,357	37,357

(1)
$6.5 million and $5.3 million included in current portion of debt as of January 2, 2016 and December 27, 2014, respectively.

(2)
Included in current portion of acquisition-related liabilities on the balance sheet.

(3)
Included in acquisition-related liabilities on the balance sheet.

        The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company's credit risk.

        Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

        New Accounting Standards—In November 2015, the FASB issued a new accounting standard to simplify the presentation of deferred income taxes. Accounting Standards Update ("ASU") 2015-17, Balance Sheet Classification of Deferred Taxes, requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company adopted this ASU in 2015 and applied it retrospectively to all prior periods (i.e., the balance sheet for each period was adjusted), resulting in $1.1 million decrease to both Other Current Assets and Other Noncurrent Liabilities as of December 27, 2014.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

        In October 2015, the FASB issued a new accounting standard to simplify the accounting for measurement-period adjustments. ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, requires adjustments to provisional amounts during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current-period financial statements. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, an acquirer should report provisional amounts related to items for which the accounting is incomplete. During the measurement period, the provisional amounts are then adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking or learns that more information is not obtainable. However, the measurement period cannot exceed one year from the acquisition date. In addition, the amendments require an entity to disclose (either on the face of the income statement or in the notes) the nature and amount of measurement-period adjustments recognized in the current period by income statement line items that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. However, the Company adopted this ASU in 2015, resulting in an immaterial effect on the consolidated financial statements.

        In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. However, the Company adopted this ASU in 2015 and applied it retrospectively to all prior periods (i.e., the balance sheet for each period will be adjusted), resulting in $16.8 million decrease to both Other Assets (noncurrent) and Long-term Debt as of December 27, 2014.

        In April 2015, the FASB issued a new accounting standard, ASU 2015-04, Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets, which gives an employer whose fiscal year-end does not coincide with a calendar month-end (e.g., an entity that has a 52- or 53-week fiscal year) the ability, as a practical expedient, to measure defined benefit retirement obligations and related plan assets as of the month-end that is closest to its fiscal year-end. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. However, the Company adopted this ASU in 2015, resulting in an immaterial effect on the consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies (Continued)

        In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

        Reclassifications—Certain amounts in the prior year have been reclassified to conform to the presentation in the current period.

(2) Acquisitions

        The Company has completed numerous acquisitions since its formation in 2009, which were financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company's consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

West segment

  •
  On December 1, 2015, the Company acquired all of the assets of Pelican Asphalt Company, LLC, an asphalt terminal business. The acquisition was funded with cash on hand.

  •
  On August 21, 2015, the Company acquired all of the stock of LeGrand Johnson Construction Co., a vertically integrated construction materials company based in Utah and servicing the northern and central Utah, western Wyoming and southern Idaho markets. The acquisition was funded with borrowings under the Company's revolving credit facility.

  •
  On June 1, 2015, the Company acquired all of the stock of Lewis & Lewis, Inc., a vertically integrated, materials-based business in Wyoming. The acquisition was funded with borrowings under the Company's revolving credit facility.

Cement segment

  •
  On July 17, 2015, the Company completed the acquisition of the Davenport Assets, a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River for $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa, for which a $16.6 million gain on disposition was recognized in general and administrative costs. The cash purchase price was funded through a combination of debt (see Note 8) and $80.0 million with proceeds from the August 2015 equity offering. Combined with the Company's cement plant in

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(2) Acquisitions (Continued)

    Hannibal, Missouri, the Company has over two million short tons of cement capacity across our two plants and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana. The Davenport Assets were immediately integrated into the Company's existing cement operations such that it is not practicable to report revenue and net income separately for the Davenport Assets.

        Pro Forma Financial Information (unaudited)—The following unaudited supplemental pro forma information presents the financial results as if the Davenport Assets had been acquired on the first day of the 2014 fiscal year. This information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on the first day of the preceding fiscal year, nor is it indicative of any future results. The pro forma adjustments include a reduction of transaction costs of $6.6 million and additional depreciation, depletion, amortization and accretion of $5.9 million in the year ended January 2, 2016 and an increase of transaction costs of $6.6 million and additional depreciation, depletion, amortization and accretion of $11.8 million in the year ended December 27, 2014.

	Year ended
	January 2, 2016	December 27, 2014
Revenue	$1,482,635	$1,317,911
Net income (loss) attributable to member of Summit Materials, LLC	44,574	(33,373)

        The purchase price allocation, primarily the valuation of property, plant and equipment, for the Davenport Assets, Lewis & Lewis, LeGrand and Pelican acquisitions has not yet been finalized due to the recent timing of the acquisitions. The following table summarizes aggregated information regarding

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(2) Acquisitions (Continued)

the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates in 2015:

	Davenport July 17, 2015	Year Ended January 2, 2016 (excluding Davenport)
Financial assets	$—	$12,555
Inventories	21,776	2,036
Property, plant and equipment	275,436	57,817
Intangible assets	—	—
Other assets	6,450	(745)
Financial liabilities	(2,190)	(13,733)
Other long-term liabilities	(4,086)	(11,289)

Net assets acquired	297,386	46,641
Goodwill	170,067	15,710

Purchase price	467,453	62,351

Acquisition related liabilities	—	(1,044)
Bettendorf assets	(18,743)	—

Net cash paid for acquisitions	$448,710	$61,307

(3) Goodwill

        As of January 2, 2016, the Company had 11 reporting units with goodwill for which the annual goodwill impairment test was completed. To perform the annual impairment test on the first day of the fourth quarter of 2015, four of our reporting units were assessed under a qualitative assessment. As a result of this analysis, it was determined that it is more likely than not that the fair value of the four reporting units were greater than its carrying value. Accordingly, for those reporting units, the two-step quantitative impairment test was not performed. For the remaining reporting units, Step 1 of the impairment test was performed. The Company estimated the fair value of the reporting units using an income approach (i.e., a discounted cash flow technique) and a market approach. These valuation methods used Level 2 and Level 3 assumptions, including, but not limited to, sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management's knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, acquisition strategies, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows. Based on this analysis, it was determined that the reporting units' fair values were greater than their carrying values and no impairment charges were recognized in 2015. The accumulated impairment charges recognized in prior periods totaled $68.2 million.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(3) Goodwill (Continued)

        The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance, December 28, 2013	$54,249	$48,693	$24,096	$127,038
Acquisitions	246,506	49,396		295,902
Foreign currency translation adjustments	(3,670)	—	—	(3,670)

Balance, December 27, 2014	297,085	98,089	24,096	419,270
Acquisitions(1)	15,491	219	170,067	185,777
Foreign currency translation adjustments	(8,650)	—	—	(8,650)

Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397

(1)
Includes certain adjustments related to 2014 acquisitions

(4) Accounts Receivable, Net

        Accounts receivable, net consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Trade accounts receivable	$133,418	$131,060
Retention receivables	13,217	12,053
Receivables from related parties	635	333

Accounts receivable	147,270	143,446
Less: Allowance for doubtful accounts	(1,726)	(2,144)

Accounts receivable, net	$145,544	$141,302

        Retention receivables are amounts earned by the Company, but held by customers until projects have been fully completed or near completion. Amounts are expected to be billed and collected within a year.

(5) Inventories

        Inventories consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Aggregate stockpiles	$86,236	$88,211
Finished goods	14,840	8,826
Work in process	5,141	1,801
Raw materials	23,865	12,715

Total	$130,082	$111,553

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(6) Property, Plant and Equipment, net

        Property, plant and equipment, net consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Land (mineral bearing) and asset retirement costs	$142,645	$129,957
Land (non-mineral bearing)	151,008	112,932
Buildings and improvements	133,043	86,702
Plants, machinery and equipment	860,085	622,466
Mobile equipment and barges	231,523	182,334
Office equipment	17,708	14,087
Truck and auto fleet	24,539	22,821
Landfill airspace and improvements	48,513	48,513
Construction in progress	26,447	8,445
Other	—	1,719

Property, plant and equipment	1,635,511	1,229,976
Less accumulated depreciation, depletion and amortization	(366,505)	(279,375)

Property, plant and equipment, net	$1,269,006	$950,601

        Depreciation, depletion and amortization expense of property, plant and equipment was $111.6 million, $85.8 million and $71.4 million in the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively.

        Property, plant and equipment at January 2, 2016 and December 27, 2014 included $47.0 million and $30.0 million, respectively, of capital leases for certain equipment and a building with accumulated amortization of $7.0 million and $3.6 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $15.3 million and $17.5 million of the future obligations associated with the capital leases are included in accrued expenses as of January 2, 2016 and December 27, 2014, respectively, and the present value of the remaining capital lease payments, $29.5 million and $13.7 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term capital leases are $15.4 million, $10.0 million, $10.5 million, $1.7 million, and $2.6 million for the years ended 2016, 2017, 2018, 2019 and 2020, respectively.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(7) Accrued Expenses

        Accrued expenses consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Interest	$19,591	$32,475
Payroll and benefits	24,714	20,326
Capital lease obligations	15,263	17,530
Insurance	9,824	11,402
Non-income taxes	4,618	5,520
Professional fees	2,528	3,299
Other(1)	16,404	10,944

Total	$92,942	$101,496

(1)
Consists primarily of subcontractor and working capital settlement accruals.

(8) Debt

        Debt consisted of the following as of January 2, 2016 and December 27, 2014:

	2015	2014
Term Loan, due 2022:
$646.8 million term loan, net of $3.1 million discount at January 2, 2016 and $415.7 million term loan, net of $2.3 million discount at December 27, 2014	643,693	413,369
6 1/8% Senior Notes, due 2023:
$650.0 million senior notes, including a $1.8 million discount at January 2, 2016	648,165
10 1/2% Senior Notes, due 2020:
$625.0 million senior notes, including a $26.5 million net premium at December 27, 2014	—	651,548

Total	1,291,858	1,064,917
Current portion of long-term debt	6,500	5,275

Long-term debt	$1,285,358	$1,059,642

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(8) Debt (Continued)

        The contractual payments of long-term debt, including current maturities, for the five years subsequent to January 2, 2016, are as follows:

2016	$6,500
2017	6,500
2018	4,875
2019	6,500
2020	8,125
Thereafter	1,264,250

Total	1,296,750
Less: Original issue net discount	(4,892)
Less: Capitalized loan costs	(11,706)

Total debt	$1,280,152

        Senior Notes—The 6.125% senior notes due July 15, 2023 (the "2023 Notes") were issued under an indenture dated July 15, 2015 (as amended and supplemented, the "2015 Indenture") by Summit LLC and Summit Materials Finance Corp. (collectively, the "Issuers"). The Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2015 Indenture also contains customary events of default. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2016.

        The Issuers issued $350.0 million in July 2015 and an additional $300.0 million in November 2015 of the 2023 Notes. The net proceeds from the 2023 Notes, with proceeds from the refinancing of the term loan described below, were used to pay the $370.0 million initial purchase price for the Davenport Assets, to redeem $183.0 million plus $153.8 million in aggregate principal amount of the 2020 Notes and pay related fees and expenses. The 2023 Notes were issued at 100% and 99.375% of their par value, respectively.

        Through December 27, 2014, the Issuers had issued an aggregate $625.0 million of 2020 Notes under an indenture dated January 30, 2012 (as amended and supplemented, the "2012 Indenture"). The 2012 Indenture contained covenants and events of default generally consistent with the 2015 Indenture. On September 8, 2014 and January 17, 2014, the Issuers issued $115.0 million and $260.0 million, respectively, aggregate principal amount of 2020 Notes (the "Additional Notes"), receiving proceeds of $409.3 million, before payment of fees and expenses and including an aggregate $34.3 million premium. The proceeds from the sale of the Additional Notes were used to fund acquisitions, to make payments on the revolving credit facility and for general corporate purposes. The Additional Notes were treated as a single series with the $250.0 million of 2020 Notes issued in January 2012 (the "Existing Notes") and had substantially the same terms as those of the Existing Notes. The Additional Notes and the Existing Notes were treated as one class under the 2012 Indenture.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(8) Debt (Continued)

        In April, August and November 2015, using proceeds from the IPO, the refinancing of the term loan described below and the proceeds from the 2023 Notes, $288.2 million, $183.0 million and $153.8 million, respectively, aggregate principal amount of the outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium and the 2012 Indenture was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized in the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off the original issuance net premium in the year ended January 2, 2016.

        As of January 2, 2016 and December 27, 2014, the Company was in compliance with all covenants under the indenture applicable as of each date.

        Senior Secured Credit Facilities—Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the "Senior Secured Credit Facilities"). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022. On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the "Refinancing"). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under the term loan facility from $422.0 million to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement governing the Senior Secured Credit Facilities, the "Credit Agreement").

        On March 11, 2015, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated March 11, 2015. As a result of this amendment, $0.4 million of deferred financing charges were recognized in the year ended January 2, 2016.

        The revolving credit facility bears interest per annum equal to, at Summit LLC's option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans. The interest rate in effect at January 2, 2016 was 4.3%.

        There were no outstanding borrowings under the revolving credit facility as of January 2, 2016, leaving remaining borrowing capacity of $210.6 million, which is net of $24.4 million of outstanding

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(8) Debt (Continued)

letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company's insurance liabilities.

        Summit LLC's Consolidated First Lien Net Leverage Ratio, as such term is defined in the Senior Secured Credit Facilities, should be no greater than 4.75:1.0 as of each quarter-end. As of January 2, 2016 and December 27, 2014, Summit LLC was in compliance with all covenants.

        Summit LLC's wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the 2023 Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

        Interest expense related to debt totaled $73.6 million, $78.6 million and $50.1 million for the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively. The following table presents the activity for the deferred financing fees for the year ended January 2, 2016 and December 27, 2014:

Deferred financing fees
Balance—December 28, 2013	$11,485

Loan origination fees	9,713
Amortization	(3,983)

Balance—December 27, 2014	$17,215

Loan origination fees	14,246
Amortization	(3,390)
Write off of deferred financing fees	(12,179)

Balance—January 2, 2016	$15,892

        Other—On January 15, 2015, the Company's wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar ("CAD") revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank's prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank's prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of January 2, 2016.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(9) Accumulated Other Comprehensive Loss

        The changes in each component of accumulated other comprehensive loss consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Cash flow hedge adjustments	Accumulated other comprehensive loss
Balance—December 29, 2012	$(9,130)	$—	$—	$(9,130)
Postretirement liability adjustment	3,085	—		3,085

Balance—December 28, 2013	$(6,045)	$—	$—	$(6,045)
Postretirement curtailment adjustment	(942)	—	—	(942)
Postretirement liability adjustment	(2,743)	—	—	(2,743)
Foreign currency translation adjustment	—	(5,816)	—	(5,816)

Balance—December 27, 2014	$(9,730)	$(5,816)	$—	$(15,546)
Postretirement liability adjustment	2,123	—	—	2,123
Foreign currency translation adjustment	—	(14,099)	—	(14,099)
Loss on cash flow hedges	—	—	(944)	(944)

Balance—January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)

(10) Income Taxes

        Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

        As of January 2, 2016 and December 27, 2014, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended January 2, 2016 and December 27, 2014.

        For the years ended January 2, 2016, December 27, 2014 and December 28, 2013, income taxes consisted of the following:

	2015	2014	2013
Provision for income taxes:
Current	$1,605	$(905)	$1,761
Deferred	(19,868)	(6,078)	(4,408)

Income tax benefit	$(18,263)	$(6,983)	$(2,647)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(10) Income Taxes (Continued)

        The effective tax rate on pre-tax income differs from the U.S. statutory rate of 35% due to the following:

	2015	2014	2013
Income tax benefit at federal statutory tax rate	$(6,412)	$(4,643)	$(37,160)
Less: Income tax (benefit) expense at federal statutory tax rate for LLC entities	(9,908)	(2,272)	32,801
State and local income taxes	(2,389)	(224)	130
Permanent differences	2,147	(129)	(411)
Goodwill impairment	—	—	1,046
Valuation allowance	—	1,693	729
Other	(1,701)	(1,408)	218

Income tax benefit	$(18,263)	$(6,983)	$(2,647)

        The following table summarizes the components of the net deferred income tax liability as January 2, 2016 and December 27, 2014:

	2015	2014
Deferred tax (liabilities) assets:
Accelerated depreciation	$(35,221)	$(40,141)
Mining reclamation reserve	2,411	2,180
Net operating loss	25,767	7,106
Net intangible assets	(880)	(1,072)
Inventory purchase accounting adjustments	1,275	1,275
Investment in limited partnership	(13,135)	—
Working capital (e.g., accrued compensation, prepaid assets)	387	(10)

Deferred tax liabilities, net	(19,396)	(30,662)
Less valuation allowance on loss carryforwards	(2,523)	(2,523)

Total	$(21,919)	$(33,185)

        The net deferred income tax liability as of January 2, 2016, and December 27, 2014, are included in other noncurrent liabilities on the consolidated balance sheets.

        Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and are forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited. Therefore, a $2.5 million valuation allowance has been recorded on a portion of the total net operating loss carryforwards. At January 2, 2016, the Company had net operating loss carryforwards for federal and state income tax purposes of $62.9 million and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(10) Income Taxes (Continued)

$67.0 million, respectively, which are available to offset future federal and state taxable income, if any, through 2035.

        Tax years from 2012 to 2015 remain open and subject to audit by federal, Canadian, and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2015, 2014 or 2013.

        Tax Distributions—The holders of Summit Holdings' LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions ("tax distributions") to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings' estimated taxable income allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances). In the year ended January 2, 2016, Summit LLC paid distributions to Summit Holdings totaling $46.6 million, of which $28.7 million was distributed to Summit Holdings' partners, other than Summit Inc., and $17.9 million was paid to Summit Inc.

(11) Employee Benefit Plans

        Defined Contribution Plan—The Company sponsors an employee 401(k) savings plan for its employees and certain union employees. The plan provides for various required and discretionary Company matches of employees' eligible compensation contributed to the plans. The expense for the defined contribution plans was $7.1 million, $3.8 million and $2.3 million for the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively.

        Defined Benefit and Other Postretirement Benefits Plans—The Company's subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The salaried plan is closed to new participants and benefits are frozen. The hourly plan is also frozen except that new hourly participants from the Davenport, Iowa location accrue new benefits in the hourly plan. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation.

        Continental Cement also sponsors three unfunded healthcare and life insurance benefits plans for certain eligible retired employees. Effective January 1, 2014, the plan covering employees of the Hannibal, Missouri location was amended to eliminate all future retiree health and life coverage for current employees. During 2015, Continental Cement adopted two new unfunded healthcare and life insurance plans to provide benefits prior to Medicare eligibility for certain salaried and hourly employees of the Davenport, Iowa location.

        The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

("PBO") and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation ("APBO"). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans' participants are not subject to future compensation increases, the plans' PBO equals the APBO. The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations are based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest-crediting rates and mortality rates.

        Effective in 2015, the Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

        Obligations and Funded Status—The following information is as of December 31, 2015 and December 27, 2014 and for the years ended December 31, 2015, December 27, 2014 and December 28, 2013:

	2015		2014
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Change in benefit obligations:
Beginning of period	$28,909	$13,356	$25,644	$14,155
Service cost	159	149	75	106
Interest cost	1,041	447	1,081	493
Actuarial (gain) loss	(1,465)	(1,720)	3,798	1,992
Change in plan provision	908	1,896	—	(2,553)
Benefits paid	(1,638)	(670)	(1,689)	(837)

End of period	27,914	13,458	28,909	13,356

Change in fair value of plan assets:
Beginning of period	$18,872	$—	$19,074	$—
Actual return on plan assets	(63)		526	—
Employer contributions	1,166	670	961	837
Benefits paid	(1,639)	(670)	(1,689)	(837)

End of period	18,336	—	18,872	—

Funded status of plans	$(9,578)	$(13,458)	$(10,037)	$(13,356)

Current liabilities	$—	$(964)	$—	$(1,041)
Noncurrent liabilities	(9,578)	(12,494)	(10,037)	(12,315)

Liability recognized	$(9,578)	$(13,458)	$(10,037)	$(13,356)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$9,024	$3,949	$9,365	$5,904
Prior service cost	—	(2,206)	—	(2,380)

Total amount recognized	$9,024	$1,743	$9,365	$3,524

        The amount recognized in accumulated other comprehensive income ("AOCI") is the actuarial loss and prior service cost, which has not yet been recognized in periodic benefit cost, adjusted for amounts allocated to the redeemable noncontrolling interest. At January 2, 2016, the actuarial loss expected to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

be amortized from AOCI to periodic benefit cost in 2016 is $16 thousand and $1.7 million for the pension and postretirement obligations, respectively.

	2015		2014		2013
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial (loss) gain	$(16)	$(1,720)	$4,650	$1,992	$(2,838)	$(1,048)
Prior service cost	—	—	—	(2,553)	—	—
Amortization of prior year service cost	—	174	—	174	—	180
Curtailment benefit	—	—	—	1,346	—	—
Amortization of gain	(326)	(235)	(117)	(227)	(387)	(314)
Adjustment to Prior Service Cost due to purchase accounting	—	—	—	—	—	—

Total amount recognized	$(342)	$(1,781)	$4,533	$732	$(3,225)	$(1,182)

Components of net periodic benefit cost:
Service cost	$159	$149	$75	$106	$295	$236
Interest cost	1,041	447	1,081	493	963	513
Amortization of loss	326	235	117	227	387	314
Expected return on plan assets	(1,385)	—	(1,378)	—	(1,348)	—
Curtailments	—	—	—	(1,346)	—	—
Special termination benefits	—	—	—	—	—	39
Amortization of prior service credit	—	(174)	—	(174)	—	(180)

Net periodic benefit cost	$141	$657	$(105)	$(694)	$297	$922

        Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2015 and 2014 are:

	2015		2014
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	3.74% - 3.97%	3.34% - 3.80%	3.50% - 3.65%	3.52%
Expected long-term rate of return on plan assets	7.30%	N/A	7.30%	N/A

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

        Weighted-average assumptions used to determine net periodic benefit cost for years ended January 2, 2016, December 27, 2014 and December 28, 2013:

	2015		2014		2013
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	3.50% - 3.98%	3.52%	4.21% - 4.46%	4.33%	3.30% - 3.57%	3.41%
Expected long-term rate of return on plan assets	7.30%	N/A	7.50%	N/A	7.50%	N/A
        The expected long-term return on plan assets is based upon the Plans' consideration of historical and forward-looking returns and the Company's estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the Citigroup Pension Discount Curve.

        Assumed health care cost trend rates are 8% grading to 4.5% and 7% grading to 4.5% as of year-end 2015 and 2014, respectively. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company's healthcare and life insurance benefits plans. A one percentage-point change in assumed health care cost trend rates would have the following effects as of year-end 2015 and 2014:

	2015		2014
	Increase	Decrease	Increase	Decrease
Total service cost and interest cost components	$45	$(36)	$39	$(34)
APBO	1,302	(1,121)	1,333	(1,136)

        Plan Assets—The defined benefit pension plans' (the "Plans") investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—30%; fixed income securities—63%; cash reserves—5%; and precious metals—2%. The Plans' current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended January 2, 2016 and December 27, 2014.

        At year-end 2015 and 2014, the Plans' assets were invested predominantly in fixed-income securities and publicly traded equities, but may invest in other asset classes in the future subject to the parameters of the investment policy. The Plans' investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans' investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans' assets using various valuation techniques and, to the extent available, quoted market prices in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

active markets or observable market inputs. The descriptions and fair value methodologies for the Plans' assets are as follows:

        Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

        Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

        Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

        Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

        The fair value of the Plans' assets by asset class and fair value hierarchy level as of December 31, 2015 and December 27, 2014 are as follows:

	2015
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,410	$—	$1,410
Intermediate—corporate	3,376	—	3,376
Short-term—government	390	—	390
Short-term—corporate	5,571	—	5,571
Equity securities:
U.S. Large cap value	1,148	1,148	—
U.S. Large cap growth	1,153	1,153	—
U.S. Mid cap value	557	557	—
U.S. Mid cap growth	569	569	—
U.S. Small cap value	554	554	—
U.S. Small cap growth	554	554	—
International	1,118	1,118	—
Cash	1,592	1,592	—
Precious metals	345	345	—

Total	$18,337	$7,590	$10,747

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(11) Employee Benefit Plans (Continued)

	2014
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:
Intermediate—government	$1,468	$—	$1,468
Intermediate—corporate	3,342	—	3,342
Short-term—government	2,435	—	2,435
Short-term—corporate	3,700	—	3,700
Equity securities:
U.S. Large cap value	1,180	1,180	—
U.S. Large cap growth	1,173	1,173	—
U.S. Mid cap value	590	590	—
U.S. Mid cap growth	598	598	—
U.S. Small cap value	597	597	—
U.S. Small cap growth	611	611	—
International	1,098	1,098	—
Cash	1,712	1,712	—
Precious metals	368	368	—

Total	$18,872	$7,927	$10,945

        Cash Flows—The Company expects to contribute approximately $1.0 million in 2016 to both its pension plans and to its healthcare and life insurance benefits plans.

        The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension benefits	Healthcare and Life Insurance Benefits
2016	1,768	964
2017	1,768	913
2018	1,807	941
2019	1,812	918
2020	1,788	937
2021 - 2024	8,680	4,598

Total	$17,623	$9,271

(12) Accrued Mining and Landfill Reclamation

        The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $2.0 million and $1.6 million as of January 2, 2016 and December 27, 2014, respectively, is included in accrued and other liabilities on the consolidated balance sheets. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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(12) Accrued Mining and Landfill Reclamation (Continued)

liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended January 2, 2016 and December 27, 2014:

	2015	2014
Beginning balance	$18,310	$15,781
Acquired obligations	745	140
Change in cost estimate	907	2,233
Settlement of reclamation obligations	(689)	(1,178)
Additional liabilities incurred	60	463
Accretion expense	1,402	871

Ending balance	$20,735	$18,310

(13) Commitments and Contingencies

        Litigation and Claims—The Company is party to certain legal actions arising from the ordinary course of business activities. In the opinion of management, these actions are without merit or the ultimate disposition resulting from them will not have a material effect on the Company's financial condition, results of operations or liquidity. The Company records legal fees as incurred.

        The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. (collectively, "Harper") for the sellers' ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through year-end 2015, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of year-end 2015 and 2014, an accrual of $4.3 million was recorded in other noncurrent liabilities as management's best estimate of future funding obligations.

        Environmental Remediation—The Company's operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(13) Commitments and Contingencies (Continued)

        Other—During the course of business, there may be revisions to project costs and conditions that can give rise to change orders. Revisions can also result in claims we might make against the customer or a subcontractor to recover project variances that have not been satisfactorily addressed through change orders with the customer. As of January 2, 2016 and December 27, 2014, unapproved change orders and claims were $1.2 million in accounts receivable and $3.9 million ($0.5 million in costs and estimated earnings in excess of billings, $1.2 million in accounts receivable and $2.2 million in other assets), respectively.

        The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(14) Related Party Transactions

        Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. ("BMP"), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

        The management fee was calculated based on the greater of $300,000 or 2.0% of the Company's annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. The Company incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015 and $4.4 million and $2.6 million in the years ended December 27, 2014 and December 28, 2013, respectively. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

        Also under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which the Company paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. The Company paid BMP $3.9 million during the year ended December 27, 2014 and immaterial amounts in 2013. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

        In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(14) Related Party Transactions (Continued)

        In addition to the transaction and management fees paid to BMP, the Company reimburses BMP for direct expenses incurred, which were not material in the years ended January 2, 2016, December 27, 2014 and December 28, 2013.

        Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively and $5.75 million and $13.0 million principal amount of the 2020 Notes issued in September 2014 and January 2014, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

        On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. ("BCP") for equity financing up to $90.0 million in the form of a preferred equity interest (the "Equity Commitment Financing"), which would have been used to pay the $80.0 million deferred purchase price if other financing was not attained by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

        Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $1.4 million, $14.3 million, and $12.7 million for the period between December 28, 2014 and March 17, 2015 and the years ended December 27, 2014 and December 28, 2013, respectively, and accounts receivable due from these parties were approximately $1.2 million as of December 27, 2014.

        In the year ended December 27, 2014, the Company sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.3 million.

(15) Acquisition-Related Liabilities

        A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is scheduled to be paid in years ranging from 5 to 20 years in

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(15) Acquisition-Related Liabilities (Continued)

either monthly, quarterly or annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2016	13,240
2017	10,200
2018	9,660
2019	5,195
2020	4,728
Thereafter	11,541

Total scheduled payments	54,564
Present value adjustments	(12,845)

Total noncompete obligations and deferred consideration	$41,719

        Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

(16) Supplemental Cash Flow Information

        Supplemental cash flow information for the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was as follows:

	2015	2014	2013
Cash payments:
Interest	$89,102	$64,097	$52,001
Income taxes	1,685	1,361	4,567
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$(64,102)	$—	$—

(17) Leasing Arrangements

        Rent expense, which primarily relate to land, plant and equipment, during the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was $12.1 million, $5.5 million and $4.0 million, respectively. The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended January 2, 2016, December 27, 2014 and December 28, 2013 was

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(17) Leasing Arrangements (Continued)

$12.6 million, $9.0 million and $4.5 million, respectively. Minimum contractual commitments for the subsequent five years under long-term operating leases and under royalty agreements are as follows:

	Operating Leases	Royalty Agreements
2016	$6,280	$3,963
2017	5,050	4,828
2018	3,609	4,438
2019	2,915	4,085
2020	2,031	3,871

(18) Redeemable Noncontrolling Interest

        On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of the Company. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.'s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016.

        Prior to the March 17, 2015 purchase of the noncontrolling interest, the Company owned 100 Class A Units of Continental Cement, which represented an approximately 70% economic interest and had a preference in liquidation to the Class B Units. Continental Cement issued 100,000,000 Class B Units in May 2010, which remained outstanding until March 17, 2015 and represented an approximately 30% economic interest.

(19) Employee Long Term Incentive Plan

        In connection with the IPO in March 2015, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating the LP Units. Immediately following the Reclassification, 69,007,297 LP Units were outstanding, which were reclassified from the previously issued Class A-1, Class B-1, Class C, Class D-1 and Class D-2 units. The Class A-1, Class B-1 and Class C units were fully vested as of the Reclassification date. A portion, but not all, of the Class D-1 and D-2 units were vested. As of their respective grant date, approximately half of the Class D-1 units were subject to a vesting period of five years ("time-vesting interests"), 20% on the first anniversary of the grant date and the remaining 80% vested monthly over a period of four years following the first anniversary date. Approximately half of the D-1 units and all of the D-2 units vested upon Summit Holdings' investors achieving certain investment returns ("performance-vesting interests"). The fair value of the time-vesting Class D units granted in 2014 and 2013 totaled $0.6 million and $1.6 million, respectively. The weighted-average grant-date fair value in 2014 and 2013 was $1,368, and $2,786, respectively.

        As of the Reclassification date, there were 2,098,421 LP Units issued consistent with the original terms of the time-vesting interests, of which 575,256 were not fully vested, and 2,425,361 LP Units issued consistent with the original terms of the performance-vesting interests.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(19) Employee Long Term Incentive Plan (Continued)

        In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock ("leverage restoration options"). The exercise price of the warrants and leverage restoration options is the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized a $14.5 million modification charge in general and administrative costs.

        The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the "Omnibus Incentive Plan") and vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee's continued employment through the applicable vesting date, beginning on the Reclassification date. The leverage restoration options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and the four year time-vesting condition is satisfied.

        In conjunction with the IPO, the Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom had not previously been granted equity-based interests. These stock options have an exercise price of $18.00 per share and vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee's continued employment through the applicable vesting date, beginning on the Reclassification date.

        In addition, 10,000 restricted stock units were granted in 2015, which vest over four years at a rate of 25% of the award on each of the first four anniversaries, subject to the employee's continued employment through the applicable vesting date. The fair value of restricted stock units is determined based on the closing stock price of Summit Inc.'s Class A common shares on the date of grant.

        The outstanding warrants, restricted stock units and options granted have a ten year contractual term at which point any unexercised awards are cancelled. As of January 2, 2016, 4,550,061 awards have been granted under the Omnibus Incentive Plan of the 13,500,000 shares of Class A common

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(19) Employee Long Term Incentive Plan (Continued)

stock authorized for issuance. The following table summarizes information for the equity awards granted in 2015:

			Warrants
	LP Units
				Weighted average grant-date fair value per unit
	Number of units	Weighted average fair value per unit	Number of warrants
Beginning balance—December 27, 2014	—	$—	—	$—
LP Unit Reclassification(1)	1,523,165	18.00	—	—
Granted	—	—	160,333	18.00
Vested	253,829	18.00	—	—
Forfeited	(22,644)	18.00	—	—

Balance—January 2, 2016	1,754,350	$18.00	160,333	$18.00

LP Units exercisable	1,754,350	20.04

(1)
In conjunction with the reclassification, the Class D interests were converted to LP Units. This amount reflects the reclassification of the vested Class D interests.

	Options		Restricted Stock Units
	Number of options	Weighted average grant-date fair value per unit	Number of restricted stock units	Weighted average grant-date fair value per unit
Beginning balance—December 27, 2014	—	$—	—	$—
Granted	2,300,314	9.00	10,000	23.79
Forfeited	(34,730)	8.95	—	—

Balance—January 2, 2016	2,265,584	$9.00	10,000	$23.79

        The fair value of the time-vesting options granted in 2015 was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. The fair value of the Class D units granted in 2014 and 2013 was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term. The following table presents the weighted average assumptions used to estimate the fair value of grants in 2015, 2014 and 2013:

	2015	2014	2013
Class D Units
Risk-free interest rate	1.68% - 1.92%	0.50% - 0.68%	0.50%
Dividend yield	None	None	None
Volatility	50%	58%	58%
Expected term	7 - 10 years	3 - 4 years	4 years

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(19) Employee Long Term Incentive Plan (Continued)

        The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publically traded companies for which historical information was available adjusted for the Company's capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

        Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. A forfeiture rate assumption is factored into the compensation cost based on historical forfeitures. Compensation expense for performance-vesting interests would be recognized based on the grant date fair value. However, no compensation expense has been recognized for the performance-vesting interests, as management does not believe it is currently probable that certain investment returns, the performance criteria, will be achieved.

        Share-based compensation expense, which is recognized in general and administrative expenses, totaled $19.9 million, $2.2 million and $2.3 million in the years ended January 2, 2016, December 27, 2014 and December 28, 2013, respectively. As of January 2, 2016, unrecognized compensation cost totaled $12.3 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 3.1 years as of year-end 2015.

(20) Segment Information

        The Company has three operating segments: the West; East; and Cement segments, which are its reportable segments. These segments are consistent with the Company's management reporting structure. In the fourth quarter of 2015, we reorganized the operations and management reporting structure of our cement business and East segment operations, resulting in a change to our reportable business segments. We now conduct our cement business separate from our regional segments. As a result, the cement business is a reportable business segment. In addition, we have combined the materials-based businesses centered in Kansas and Missouri with the Kentucky-based operations, creating an expanded East segment and eliminating what was the Central region. These changes did not affect the West segment. Amounts in prior periods have been revised to reflect the current reporting structure.

        The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company's Chief Operating Decision Maker ("CODM"). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, goodwill impairment, management fees, as well as various other non-recurring, non-cash amounts.

        The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(20) Segment Information (Continued)

equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

        The following tables display selected financial data for the Company's reportable business segments as of and for the years ended January 2, 2016, December 27, 2014 and December 28, 2013:

	2015	2014	2013
Revenue:
West	$804,503	$665,716	$426,195
East	432,310	432,942	398,302
Cement	195,484	105,573	91,704

Total revenue	$1,432,297	$1,204,231	$916,201

	2015	2014	2013
Adjusted EBITDA
West	$150,764	$102,272	$42,300
East	92,303	73,822	67,146
Cement	74,845	35,133	36,647
Corporate and other	(30,384)	(22,194)	(16,046)

Total reportable segments and corporate	287,528	189,033	130,047
Interest expense	83,757	86,742	56,443
Depreciation, depletion and amortization	118,321	86,955	72,217
Accretion	1,402	871	717
Initial public offering costs	28,296	—	—
Loss on debt financings	71,631	—	3,115
Goodwill impairment	—	—	68,202
Acquisition transaction expenses	9,519	8,554	3,990
Management fees and expenses	1,046	4,933	2,620
Non-cash compensation	5,448	2,235	2,315
(Gain) loss on disposal and impairment of assets	(16,561)	8,735	12,419
Other	2,991	3,344	13,807

Loss from continuing operations before taxes	$(18,322)	$(13,336)	$(105,798)

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(20) Segment Information (Continued)

	2015	2014	2013
Cash paid for capital expenditures:
West	$39,896	$31,968	$21,856
East	26,268	23,702	15,189
Cement	17,151	15,959	25,594

Total reportable segments	83,315	71,629	62,639
Corporate and other	5,635	4,533	3,360

Total capital expenditures	$88,950	$76,162	$65,999

	2015	2014	2013
Depreciation, depletion, amortization and accretion:
West	$53,727	$33,271	$24,167
East	38,923	38,035	36,489
Cement	24,758	15,052	11,812

Total reportable segments	117,408	86,358	72,468
Corporate and other	2,315	1,468	466

Total depreciation, depletion, amortization and accretion	$119,723	$87,826	$72,934

	2015	2014	2013
Total assets:
West	$821,479	$771,234	$376,190
East	545,187	553,843	482,380
Cement	843,941	364,351	361,079

Total reportable segments	2,210,607	1,689,428	1,219,649
Corporate and other	184,555	23,225	14,765

Total	$2,395,162	$1,712,653	$1,234,414

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(20) Segment Information (Continued)

	2015	2014	2013
Revenue by product:*
Aggregates	$296,960	$227,885	$159,508
Cement	181,901	94,402	80,757
Ready-mixed concrete	350,554	274,970	112,878
Asphalt	292,193	278,867	220,060
Paving and related services	504,459	530,297	478,280
Other	(193,770)	(202,190)	(135,282)

Total revenue	$1,432,297	$1,204,231	$916,201

*
Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information

        Summit LLC's domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the "Guarantors") of the 2020 Notes and the 2023 Notes (collectively, the "Senior Notes"). Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the "Non-Guarantors"). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

        There are no significant restrictions on Summit LLC's ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary's ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

        The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement's results of operations and cash flows are reflected with the Guarantors for the year ended January 2, 2016. In 2014, Continental Cement's results are shown separately as a Non Wholly-owned Guarantor.

        Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheets
January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$180,712	$4,068	$12,208	$(11,600)	$185,388
Accounts receivable, net	1	136,916	8,681	(54)	145,544
Intercompany receivables	562,311	114,402	10,670	(687,383)	—
Cost and estimated earnings in excess of billings	—	5,389	301	—	5,690
Inventories	—	126,553	3,529	—	130,082
Other current assets	764	3,306	737	—	4,807

Total current assets	743,788	390,634	36,126	(699,037)	471,511
Property, plant and equipment, net	10,355	1,232,340	26,311	—	1,269,006
Goodwill	—	550,028	46,369	—	596,397
Intangible assets, net	—	13,797	1,208	—	15,005
Other assets	1,840,889	130,992	2,288	(1,930,926)	43,243

Total assets	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Liabilities, Redeemable Noncontrolling Interest and Member's Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,400	16,684	—	—	18,084
Accounts payable	2,138	74,111	5,202	(54)	81,397
Accrued expenses	40,437	62,217	1,888	(11,600)	92,942
Intercompany payables	122,174	562,537	2,672	(687,383)	—
Billings in excess of costs and estimated earnings	—	12,980	101	—	13,081

Total current liabilities	172,649	728,529	9,863	(699,037)	212,004
Long-term debt	1,273,652	—	—	—	1,273,652
Acquisition-related liabilities	—	31,028	—	—	31,028
Other noncurrent liabilities	1,292	197,484	56,703	(155,293)	100,186

Total liabilities	1,447,593	957,041	66,566	(854,330)	1,616,870
Redeemable noncontrolling interest	—	—	—	—	—
Redeemable members' interest	—	—	—	—	—
Total stockholder's equity	1,147,439	1,360,750	45,736	(1,775,633)	778,292

Total liabilities, redeemable noncontrolling interest and member's interest	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$10,837	$2	$695	$8,793	$(7,112)	$13,215
Accounts receivable, net	1	6,629	124,380	11,525	(1,233)	141,302
Intercompany receivables	376,344	4,095	30,539	4,052	(415,030)	—
Cost and estimated earnings in excess of billings	—	—	9,819	355	—	10,174
Inventories	—	8,696	98,188	4,669	—	111,553
Other current assets	7,148	464	8,471	1,775	(1,853)	16,005

Total current assets	394,330	19,886	272,092	31,169	(425,228)	292,249
Property, plant and equipment, net	7,035	302,524	610,717	30,325	—	950,601
Goodwill	—	23,124	340,969	55,177	—	419,270
Intangible assets, net	—	542	14,245	2,860	—	17,647
Other assets	1,151,554	25,233	111,155	1,362	(1,256,418)	32,886

Total assets	$1,552,919	$371,309	$1,349,178	$120,893	$(1,681,646)	$1,712,653

Liabilities, Redeemable Noncontrolling Interest and Member's Interest
Current liabilities:
Current portion of debt	$5,275	$1,273	$3,990	$—	$(5,263)	$5,275
Current portion of acquisition-related liabilities	166	—	18,236	—	—	18,402
Accounts payable	3,655	6,845	65,018	4,569	(1,233)	78,854
Accrued expenses	37,101	10,178	59,477	3,705	(8,965)	101,496
Intercompany payables	162,728	4,052	245,416	2,834	(415,030)	—
Billings in excess of costs and estimated earnings	—	—	8,931	27	—	8,958

Total current liabilities	208,925	22,348	401,068	11,135	(430,491)	212,985
Long-term debt	1,057,992	153,318	466,292	—	(633,917)	1,043,685
Acquisition-related liabilities	—	—	42,736	—	—	42,736
Other noncurrent liabilities	796	24,787	64,312	57,736	(55,107)	92,524

Total liabilities	1,267,713	200,453	974,408	68,871	(1,119,515)	1,391,930
Redeemable noncontrolling interest	—	—	—	—	33,740	33,740
Redeemable members' interest	—	34,543	—	—	(34,543)	—
Total partner's interest	285,206	136,313	374,770	52,022	(561,328)	286,983

Total liabilities, redeemable noncontrolling interest and member's interest	$1,552,919	$371,309	$1,349,178	$120,893	$(1,681,646)	$1,712,653

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year ended January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$1,364,622	$100,360	$(32,685)	$1,432,297

Cost of revenue (excluding items shown separately below)	—	958,527	64,803	(32,685)	990,645
General and administrative expenses	73,555	107,282	6,451	—	187,288
Depreciation, depletion, amortization and accretion	2,316	112,166	5,241	—	119,723

Operating (loss) income	(75,871)	186,647	23,865	—	134,641
Other (income) expense, net	(107,275)	9,555	294	166,632	69,206
Interest expense	27,222	52,970	3,565	—	83,757

Income from continuing operations before taxes	4,182	124,122	20,006	(166,632)	(18,322)
Income tax benefit (expense)	—	(18,664)	401	—	(18,263)

Income from continuing operations	4,182	142,786	19,605	(166,632)	(59)
Income from discontinued operations	—	(2,415)	—	—	(2,415)

Net income	4,182	145,201	19,605	(166,632)	2,356
Net income attributable to minority interest	—	—	—	(1,826)	(1,826)

Net income attributable to member of Summit Materials, LLC	$4,182	$145,201	$19,605	$(164,806)	$4,182

Comprehensive income attributable to member of Summit Materials, LLC	$(8,738)	$146,380	$5,506	$(151,886)	$(8,738)

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year ended December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$94,402	$1,065,590	$72,172	$(27,933)	$1,204,231

Cost of revenue (excluding items shown separately below)	—	67,951	796,078	51,064	(27,933)	887,160
General and administrative expenses	30,736	6,763	119,250	2,537	—	159,286
Depreciation, depletion, amortization and accretion	1,468	14,500	70,116	1,742	—	87,826

Operating (loss) income	(32,204)	5,188	80,146	16,829	—	69,959
Other expense (income), net	(53,827)	(14,444)	(6,687)	(3)	71,514	(3,447)
Interest expense	31,827	11,608	51,248	1,172	(9,113)	86,742

(Loss) income from continuing operations before taxes	(10,204)	8,024	35,585	15,660	(62,401)	(13,336)
Income tax (benefit) expense	(1,427)	—	(5,766)	210	—	(6,983)

(Loss) income from continuing operations	(8,777)	8,024	41,351	15,450	(62,401)	(6,353)
Income from discontinued operations	—	—	(71)	—	—	(71)

Net (loss) income	(8,777)	8,024	41,422	15,450	(62,401)	(6,282)
Net loss attributable to noncontrolling interest	—	—	—	—	2,495	2,495

Net (loss) income attributable to member of Summit Materials, LLC	$(8,777)	$8,024	$41,422	$15,450	$(64,896)	$(8,777)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(18,278)	2,759	$41,422	$9,634	$(53,815)	$(18,278)

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Operations and Comprehensive Loss
Year ended December 28, 2013

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$80,759	$807,921	$41,910	$(14,389)	$916,201

Cost of revenue (excluding items shown separately below)	—	55,241	611,799	24,401	(14,389)	677,052
General and administrative expenses	7,241	7,673	129,768	1,308	—	145,990
Goodwill impairment	—	—	68,202	—
Depreciation, depletion, amortization and accretion	465	11,378	60,078	1,013	—	72,934

Operating (loss) income	(7,706)	6,467	(61,926)	15,188	—	(47,977)
Other expense (income), net	99,085	(3,737)	(3,410)	274	(90,834)	1,378
Interest expense	—	10,702	49,591	382	(4,232)	56,443

(Loss) income from continuing operations before taxes	(106,791)	(498)	(108,107)	14,532	95,066	(105,798)
Income tax benefit	—	—	(2,647)	—	—	(2,647)

(Loss) income from continuing operations	(106,791)	(498)	(105,460)	14,532	95,066	(103,151)
Loss from discontinued operations	—	—	528	—	—	528

Net (loss) income	(106,791)	(498)	(105,988)	14,532	95,066	(103,679)
Net income attributable to noncontrolling interest	—	—	—	—	3,112	3,112

Net (loss) income attributable to member of Summit Materials, LLC	$(106,791)	$(498)	$(105,988)	$14,532	$91,954	$(106,791)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(106,791)	3,909	$(105,988)	$14,532	$90,632	$(103,706)

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended January 2, 2016

	Issuers	Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(276,104)	$356,187	$18,287	$(167)	$98,203

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(510,017)	—	—	(510,017)
Purchase of property, plant and equipment	(5,636)	(81,980)	(1,334)	—	(88,950)
Proceeds from the sale of property, plant, and equipment	—	12,945	165	—	13,110
Other	—	1,510	—	—	1,510

Net cash used for investing activities	(5,636)	(577,542)	(1,169)	—	(584,347)

Cash flow from financing activities:
Proceeds from investment by member	(155,060)	662,826	—	—	507,766
Capital issuance costs	(12,930)	—	—	—	(12,930)
Net proceeds from debt issuance	1,748,875	—	—	—	1,748,875
Loans received from and payments made on loans from other Summit Companies	(208,459)	226,703	(12,700)	(5,544)	—
Payments on long-term debt	(859,796)	(646,746)	—	1,056	(1,505,486)
Payments on acquisition-related liabilities	(166)	(17,890)	—	—	(18,056)
Financing costs	(14,246)	—	—	—	(14,246)
Distributions	(46,603)	—	—	—	(46,603)
Other	—	(167)	—	167	—

Net cash provided by (used for) financing activities	451,615	224,726	(12,700)	(4,321)	659,320

Impact of cash on foreign currency	—	—	(1,003)	—	(1,003)
Net increase (decrease) in cash	169,875	3,371	3,415	(4,488)	172,173

Cash and cash equivalents—Beginning of period	10,837	697	8,793	(7,112)	13,215

Cash and cash equivalents—End of period	$180,712	$4,068	$12,208	$(11,600)	$185,388

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 27, 2014

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(40,964)	$11,776	$102,219	$8,207	$(2,000)	$79,238

Cash flow from investing activities:
Acquisitions, net of cash acquired	(181,754)	—	(216,100)	—	—	(397,854)
Purchase of property, plant and equipment	(4,534)	(14,941)	(55,222)	(1,465)	—	(76,162)
Proceeds from the sale of property, plant, and equipment	—	—	13,134	232	—	13,366
Other	—	(1,387)	(597)	—	1,354	(630)

Net cash (used for) provided by investing activities	(186,288)	(16,328)	(258,785)	(1,233)	1,354	(461,280)

Cash flow from financing activities:
Proceeds from investment by member	27,617	—	—	1,354	(1,354)	27,617
Net proceeds from debt issuance	762,250	—	—	—	—	762,250
Loans received from and payments made on loans from other Summit Companies	(170,915)	5,338	173,166	(3,017)	(4,572)	—
Payments on long-term debt	(380,065)	(793)	(8,412)	—	—	(389,270)
Payments on acquisition-related liabilities	(2,000)	—	(8,935)	—	—	(10,935)
Financing costs	(9,085)	—	—	—	—	(9,085)
Other	(88)	—	(2,000)	—	2,000	(88)

Net cash provided by (used for) financing activities	227,714	4,545	153,819	(1,663)	(3,926)	380,489

Impact of cash on foreign currency	—	—	—	(149)	—	(149)
Net increase (decrease) in cash	462	(7)	(2,747)	5,162	(4,572)	(1,702)

Cash and cash equivalents—Beginning of period	10,375	9	3,442	3,631	(2,540)	14,917

Cash and cash equivalents—End of period	$10,837	$2	$695	$8,793	$(7,112)	$13,215

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(21) Senior Notes' Guarantor and Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 28, 2013

	Issuers	Non- Wholly- owned Guarantor	Wholly- owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(232)	$9,003	$44,746	$12,895	$—	$66,412

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	—	(61,601)	—	—	(61,601)
Purchase of property, plant and equipment	(3,359)	(24,896)	(36,629)	(1,115)	—	(65,999)
Proceeds from the sale of property, plant, and equipment	—	3	16,020	62	—	16,085
Other	—	—	—	—	—	—

Net cash used for investing activities	(3,359)	(24,893)	(82,210)	(1,053)	—	(111,515)

Cash flow from financing activities:
Net proceeds from debt issuance	234,681	—	—	—	—	234,681
Loans received from and payments made on loans from other Summit Companies	(29,121)	15,502	19,726	(8,891)	2,784	—
Payments on long-term debt	(188,424)	—	—	—	—	(188,424)
Payments on acquisition-related liabilities	—	—	(9,801)	—	—	(9,801)
Financing costs	(3,864)					(3,864)
Other	(3)	—	—	—	—	(3)

Net cash provided by (used for) financing activities	13,269	15,502	9,925	(8,891)	2,784	32,589

Net increase (decrease) in cash	9,678	(388)	(27,539)	2,951	2,784	(12,514)
Cash and cash equivalents—Beginning of period	697	397	30,981	680	(5,324)	27,431

Cash and cash equivalents—End of period	$10,375	$9	$3,442	$3,631	$(2,540)	$14,917

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in tables in thousands, unless otherwise noted)

(22) Supplementary Data (Unaudited)

        Supplemental financial information (unaudited) by quarter is as follows for the years ended January 2, 2016 and December 27, 2014:

	2015				2014
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net revenue	$359,532	$426,286	$329,009	$175,139	$294,040	$348,136	$292,410	$136,019
Operating income (loss)	67,990	83,357	42,300	(59,006)	23,307	47,749	33,922	(35,019)
Income (loss) from continuing operations	46,106	34,106	(434)	(79,837)	4,753	28,110	13,832	(53,048)
Net income (loss)	47,706	34,163	324	(79,837)	4,468	28,117	14,201	(53,068)

(23) Subsequent Events

        In February 2016, the Company acquired American Materials Company, an aggregates company headquartered in Wilmington, NC. The acquisition expanded the Company's geographic reach into the consolidated, high-growth coastal North and South Carolina markets through five strategically positioned sand and gravel operations.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	July 2, 2016	January 2, 2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$8,151	$185,388
Accounts receivable, net	213,048	145,544
Costs and estimated earnings in excess of billings	29,026	5,690
Inventories	174,739	130,082
Other current assets	8,040	4,807

Total current assets	433,004	471,511
Property, plant and equipment, less accumulated depreciation, depletion and amortization (July 2, 2016—$422,017 and January 2, 2016—$366,505)	1,439,194	1,269,006
Goodwill	757,658	596,397
Intangible assets, less accumulated amortization (July 2, 2016—$6,577 and January 2, 2016—$5,237)	25,582	15,005
Other assets	46,040	43,243

Total assets	$2,701,478	$2,395,162

Liabilities and Member's Interest
Current liabilities:
Current portion of debt	$20,500	$6,500
Current portion of acquisition-related liabilities	15,231	18,084
Accounts payable	103,940	81,397
Accrued expenses	106,943	92,942
Billings in excess of costs and estimated earnings	9,695	13,081

Total current liabilities	256,309	212,004
Long-term debt	1,516,733	1,273,652
Acquisition-related liabilities	25,539	31,028
Other noncurrent liabilities	116,478	100,186

Total liabilities	1,915,059	1,616,870
Commitments and contingencies (see note 10)
Member's equity	1,079,192	1,050,882
Accumulated deficit	(267,619)	(245,486)
Accumulated other comprehensive loss	(26,481)	(28,466)

Member's interest	785,092	776,930
Noncontrolling interest	1,327	1,362

Total member's interest	786,419	778,292

Total liabilities and member's interest	$2,701,478	$2,395,162

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Six months ended
	July 2, 2016	June 27, 2015
Revenue:
Product	$521,443	$410,190
Service	99,232	93,958

Net revenue	620,675	504,148
Delivery and subcontract revenue	52,978	54,782

Total revenue	673,653	558,930

Cost of revenue (excluding items shown separately below):
Product	334,585	283,423
Service	74,525	69,234

Net cost of revenue	409,110	352,657
Delivery and subcontract cost	52,978	54,782

Total cost of revenue	462,088	407,439

General and administrative expenses	121,014	106,945
Depreciation, depletion, amortization and accretion	69,768	53,512
Transaction costs	3,606	7,740

Operating income (loss)	17,177	(16,706)
Other expense, net	217	493
Loss on debt financings	—	31,672
Interest expense	46,649	41,213

Loss from operations before taxes	(29,689)	(90,084)
Income tax benefit	(9,205)	(9,813)

Net loss	(20,484)	(79,513)
Net loss attributable to noncontrolling interest	(35)	(1,969)

Net loss attributable to member of Summit LLC	$(20,449)	$(77,544)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands)

	Six months ended
	July 2, 2016	June 27, 2015
Net loss	$(20,484)	$(79,513)
Other comprehensive (loss) income:
Foreign currency translation adjustment	5,277	(5,235)
Loss on cash flow hedges	(3,292)	—

Other comprehensive income (loss)	1,985	(5,235)

Comprehensive loss	(18,499)	(84,748)
Less comprehensive loss attributable to the noncontrolling interest	(35)	(1,969)

Comprehensive loss attributable to member of Summit LLC	$(18,464)	$(82,779)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six months ended
	July 2, 2016	June 27, 2015
Cash flow from operating activities:
Net loss	$(20,484)	$(79,513)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	75,707	56,840
Share-based compensation expense	29,817	17,020
Deferred income tax (benefit) expense	(10,023)	23
Net gain on asset disposals	(3,717)	(3,487)
Net loss on debt financings	—	(6,926)
Other	129	1,185
(Increase) decrease in operating assets, net of acquisitions:
Accounts receivable, net	(55,489)	(21,535)
Inventories	(27,948)	(16,555)
Costs and estimated earnings in excess of billings	(24,542)	(14,505)
Other current assets	(2,646)	(2,779)
Other assets	(367)	53
Increase (decrease) in operating liabilities, net of acquisitions:
Accounts payable	9,682	3,105
Accrued expenses	10,326	(11,161)
Billings in excess of costs and estimated earnings	(3,523)	(875)
Other liabilities	(3,422)	(1,114)

Net cash used in operating activities	(26,500)	(80,224)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(296,664)	(15,863)
Purchases of property, plant and equipment	(91,669)	(43,379)
Proceeds from the sale of property, plant and equipment	9,442	6,039
Other	1,500	610

Net cash used for investing activities	(377,391)	(52,593)

Cash flow from financing activities:
Capital contributions by member	113	397,975
Capital issuance costs	(136)	(9,373)
Proceeds from debt issuances	321,000	242,000
Debt issuance costs	(5,110)	(5,130)
Payments on debt	(63,676)	(469,628)
Payments on acquisition-related liabilities	(23,162)	(11,970)
Distributions	(2,873)	(11,842)
Net cash provided by financing activities	226,156	132,032

Impact of foreign currency on cash	498	140
Net decrease in cash	(177,237)	(645)

Cash and cash equivalents—beginning of period	185,388	13,215

Cash and cash equivalents—end of period	$8,151	$12,570

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Member's Interest and Redeemable Noncontrolling Interest

(In thousands)

	Total Member's Interest
	Member's equity	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total member's interest	Redeemable noncontrolling interest
Balance—January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—
Contributed capital	—	—	—	—	—	—
Net loss	—	(20,449)	—	(35)	(20,484)	—
Other comprehensive income	—	—	1,985	—	1,985	—
Distributions	(3,191)	—	—	—	(3,191)	—
Share-based compensation	31,501	(1,684)	—	—	29,817	—

Balance—July 2, 2016	$1,079,192	$(267,619)	$(26,481)	$1,327	$786,419	$—

Balance—December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740
Contributed capital	452,703	—	—	—	452,703	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net loss	—	(77,544)	—	(79)	(77,623)	(1,890)
Other comprehensive loss	—	—	(5,235)	—	(5,235)	—
Distributions	(16,427)	—	—	—	(16,427)	—
Share-based compensation	17,020	—	—	—	17,020	—

Balance—June 27, 2015	$971,943	$(327,212)	$(20,781)	$1,219	$625,169	$—

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Summit Materials, LLC ("Summit LLC" and, together with its subsidiaries, the "Company") is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company's three operating and reporting segments are the West, East and Cement segments.

        Substantially all of the Company's products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company's sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

        Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. ("Summit Holdings"), whose primary owners are Summit Materials, Inc. ("Summit Inc.") and certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. (collectively, the "Sponsors"). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the "Reorganization") in connection with Summit Inc.'s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

        Summit Inc.'s Equity Offerings—Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock ("IPO"). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units ("LP Units") from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% senior notes due January 31, 2020 ("2020 Notes"); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. ("Continental Cement"); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed in the second quarter of 2015 at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

        In connection with the IPO, Summit Inc. issued 69,007,297 shares of its Class B common stock to Summit Owner Holdco LLC ("Summit Owner Holdco"), a Delaware limited liability company owned by certain pre-IPO owners and the former holders of Class B Units of Continental Cement. The Class B common stock entitles Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LP Units held by all limited partners of Summit Holdings (excluding Summit Inc.). The Class B common stock does not participate in dividends and does not have any liquidation rights.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share ("the August 2015 follow-on offering"). Summit Inc. used these proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Holdings used the proceeds from the 3,750,000 newly-issued LP Units to pay the deferred purchase price of $80.0 million related to the July 17, 2015 acquisition of a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River (the "Davenport Assets") and for general corporate purposes.

        Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto as of and for the year ended January 2, 2016. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

        Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of July 2, 2016 and the results of operations and cash flows for the six months ended July 2, 2016 and June 27, 2015.

        The Company's fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and occurred in 2015. The additional week in the 53-week year was included in the fourth quarter of 2015.

        Principles of Consolidation—The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member's interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

        Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company's paving and related services are performed under fixed unit-price contracts with state and local governmental

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company's consolidated financial statements when the change in estimate occurs.

        Business and Credit Concentrations—The Company's operations are conducted primarily across 24 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah, Missouri and Kentucky. The Company's accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company's trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company's total revenue in the six months ended July 2, 2016 and June 27, 2015.

        Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

        The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of July 2, 2016 and January 2, 2016 was:

	July 2, 2016	January 2, 2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$4,991	$4,918
Cash flow hedges	677	224
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$1,785	$2,475
Cash flow hedges	3,500	681

        The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments in the six months ended July 2, 2016 and June 27, 2015.

        Financial Instruments—The Company's financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of July 2, 2016 and January 2, 2016 was:

	July 2, 2016		January 2, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,553,674	$1,538,962	$1,283,799	$1,291,858
Level 3
Current portion of deferred consideration and noncompete obligations(2)	10,240	10,240	13,166	13,166
Long term portion of deferred consideration and noncompete obligations(3)	23,754	23,754	28,553	28,553

(1)
Balance includes $6.5 million of current portion of debt and excludes capitalized loan costs of $15.7 million and $11.7 million as of July 2, 2016 and January 2, 2016, respectively.

(2)
Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)
Included in acquisition-related liabilities on the consolidated balance sheets.

        The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company's credit risk.

        Redeemable Noncontrolling Interest—On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit LLC. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.'s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016. The notes payable is a liability of Summit Holdings and, is therefore not included in the liabilities of Summit LLC. However, Summit LLC made a $2.5 million distribution to Summit Holdings in the six months ended July 2, 2016 so that Summit Holdings could make the deferred consideration payment due on March 17, 2016.

        New Accounting Standards—In March 2016, the Financial Accounting Standards Board ("FASB") issued a new accounting standard with targeted amendments to the accounting for employee share-based payments. Accounting Standards Update ("ASU") 2016-09, Improvements to Employee Share-

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Based Payment Accounting, requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures, as is currently required. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to accumulated deficit as of the beginning of the fiscal year.

        In February 2016, the FASB issued a new accounting standard related to lease accounting, ASU No. 2016-02, Leases, which will result in lessees recognizing most leases on the balance sheet. Lessees are required to disclose more quantitative and qualitative information about their leases than current U.S. GAAP requires. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Management is currently assessing the effect that the adoption of this ASU will have on the consolidated financial statements.

        In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

        Reclassifications—Certain amounts in the prior year have been reclassified to conform to the current period's presentation.

2. SHARE-BASED COMPENSATION

        Prior to the IPO and Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which was subject to unique distribution rights. There were no outstanding Class A-2 interests. In connection with the IPO and the Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating the LP Units ("Reclassification"). Immediately following the Reclassification, 69,007,297 LP Units were outstanding. In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

2. SHARE-BASED COMPENSATION (Continued)

aggregate of 4,358,842 shares of Class A common stock ("leverage restoration options"). The exercise price of the warrants and leverage restoration options is the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized a $14.5 million modification charge in general and administrative costs in the six months ended June 27, 2015.

        The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the "Omnibus Incentive Plan"). The leverage restoration options that correlate to time-vesting interests vest over four years, beginning on the Reclassification date and the leverage restoration options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and a four year time-vesting condition is satisfied. The time-based vesting condition for both the time-vesting and performance-vesting interests will be satisfied with respect to 25% of the performance-vesting options on each of the first four anniversaries of the Reclassification date, subject to the employee's continued employment through the applicable vesting date.

        The Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom had not previously been granted equity-based interests. These stock options have an exercise price of $18.00 per share, the IPO price, and are subject to a time-based vesting condition that will be satisfied with respect to 25% of the award on each of the first four anniversaries of the grant date, subject to the employee's continued employment through the applicable vesting date.

        In the six months ended July 2, 2016, Summit Inc. acquired 13,177,754 LP Units in exchange for 13,177,754 newly issued shares of Class A common stock. The value of the exchanged shares was determined based on the closing price of Summit Inc.'s Class A common stock as of the date of the exchange, which totaled $263.6 million. As of July 2, 2016, Summit Inc. owned 62.9% of Summit Holdings.

        Included in the LP Units exchanged for shares of Class A common stock in the six months ended July 2, 2016 were 9,272,378 LP Units exchanged by certain investment funds associated with or designated by The Blackstone Group L.P. ("Blackstone"). Blackstone subsequently sold the shares of Class A common stock it received in an underwritten public offering. As a result of this transaction and Blackstone's prior exchange and sale of LP Units, the Company determined that the performance target associated with certain LP Units and certain leverage restoration options, which is based on Blackstone achieving a 1.75 times return on their initial investment, is probable of occurring. Accordingly, the Company recognized a $24.8 million charge in general and administrative costs in the six months ended July 2, 2016 reflective of the cumulative costs that would have been recognized for these awards had the performance targets been deemed probable at the IPO date.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

3. ACQUISITIONS

        The Company has completed numerous acquisitions since its formation in 2009, which were financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company's consolidated results of operations since the respective dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

  West segment

  •
  On April 29, 2016, the Company acquired Sierra Ready Mix, LLC ("Sierra"), a vertically integrated aggregates and ready-mixed concrete business with one sand and gravel pit and two ready-mixed concrete plants located in Las Vegas, Nevada. The acquisition was funded with cash on hand.

  •
  On December 11, 2015, the Company acquired all of the assets of Pelican Asphalt Company, LLC, an asphalt terminal business in Houston, Texas. The acquisition was funded with cash on hand.

  •
  On August 21, 2015, the Company acquired all of the stock of LeGrand Johnson Construction Co., a vertically integrated company based in Utah with five sand and gravel pits, four ready-mixed concrete plants and three asphalt plants and servicing the northern and central Utah, western Wyoming and southern Idaho markets. The acquisition was funded with borrowings under the Company's revolving credit facility.

  •
  On June 1, 2015, the Company acquired all of the stock of Lewis & Lewis, Inc., a vertically integrated business in Wyoming. The acquisition was funded with borrowings under the Company's revolving credit facility.

  East segment

  •
  On May 20, 2016, the Company acquired seven aggregates quarries in central and northwest Missouri from APAC-Kansas, Inc. and APAC-Missouri, Inc., subsidiaries of Oldcastle Materials, Inc. ("Oldcastle Assets").

  •
  On March 18, 2016, the Company acquired Boxley Materials Company ("Boxley"), a vertically integrated company based in Roanoke, Virginia with six quarries, four ready-mixed concrete plants and four asphalt plants.

  •
  On February 5, 2016, the Company acquired American Materials Company ("AMC"), an aggregates company with five sand and gravel pits servicing coastal North and South Carolina. The acquisition was funded with cash on hand.

  Cement segment

  •
  On July 17, 2015, the Company completed the acquisition of the Davenport Assets, a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River for $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa, for which a $16.6 million gain on disposition was recognized in general and administrative costs. The cash purchase price was funded through a combination of debt (see Note 7) and $80.0 million with proceeds from the August 2015 follow-on offering. Combined with the Company's cement plant

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

3. ACQUISITIONS (Continued)

    in Hannibal, Missouri, the Company has over two million short tons of cement capacity across our two plants and eight cement distribution terminals along the Mississippi River from Minneapolis, Minnesota to New Orleans, Louisiana. The goodwill that was acquired with the Davenport Assets reflects the value from estimated synergies and cost savings, primarily from expanded geographic area, overhead cost reductions and best practice sharing of operating efficiencies between the acquired assets and the Company's existing cement plant in Hannibal, Missouri. The Davenport Assets were immediately integrated into the Company's existing cement operations such that it is not practicable to report revenue and net income separately for the Davenport Assets.

        The purchase price allocation, primarily the valuation of property, plant and equipment, for the 2016 acquisitions and the LeGrand and Pelican acquisitions has not yet been finalized due to the recent timing of the acquisitions. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	Six months ended	Davenport	Year Ended
	July 2, 2016	July 17, 2015	January 2, 2016 (excluding Davenport)
Financial assets	$12,058	$—	$12,555
Inventories	16,458	21,776	2,036
Property, plant and equipment	147,106	275,436	57,817
Intangible assets	11,746	—	—
Other assets	4,517	6,450	(745)
Financial liabilities	(8,985)	(2,190)	(13,733)
Other long-term liabilities	(24,955)	(4,086)	(11,289)

Net assets acquired	157,945	297,386	46,641
Goodwill	149,832	170,067	15,710

Purchase price	307,777	467,453	62,351

Acquisition related liabilities	(11,113)	—	(1,044)
Bettendorf assets	—	(18,743)	—
Net cash paid for acquisitions	$296,664	$448,710	$61,307

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

3. ACQUISITIONS (Continued)

        Changes in the carrying amount of goodwill, by reportable segment, from January 2, 2016 to July 2, 2016 are summarized as follows:

	West	East	Cement	Total
Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397
Acquisitions(1)	24,922	127,795	5,303	158,020
Foreign currency translation adjustments	3,241	—	—	3,241

Balance, July 2, 2016	$332,089	$226,103	$199,466	$757,658

Accumulated impairment losses as of July 2, 2016 and January 2, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)
Reflects goodwill from 2016 acquisitions and working capital adjustments from prior year acquisitions in the West and Cement segments, including $5.4 million related to below-market contracts assumed with the Davenport Assets' acquisition.

        The Company's intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	July 2, 2016			January 2, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Leases	$22,103	$(2,844)	$19,259	$10,357	$(2,531)	$7,826
Reserve rights	8,807	(3,037)	5,770	8,636	(2,078)	6,558
Trade names	1,000	(608)	392	1,000	(558)	442
Other	249	(88)	161	249	(70)	179

Total intangible assets	$32,159	$(6,577)	$25,582	$20,242	$(5,237)	$15,005

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

3. ACQUISITIONS (Continued)

        Amortization expense totaled $1.0 million in the six months ended July 2, 2016 and June 27, 2015. The estimated amortization expense for the intangible assets for each of the five years subsequent to July 2, 2016 is as follows:

2016 (six months)	$1,233
2017	1,258
2018	1,252
2019	1,246
2020	1,162
2021	1,121
Thereafter	18,310

Total	$25,582

4. ACCOUNTS RECEIVABLE, NET

        Accounts receivable, net consisted of the following as of July 2, 2016 and January 2, 2016:

	July 2, 2016	January 2, 2016
Trade accounts receivable	$205,132	$133,418
Retention receivables	9,801	13,217
Receivables from related parties	673	635

Accounts receivable	215,606	147,270
Less: Allowance for doubtful accounts	(2,558)	(1,726)

Accounts receivable, net	$213,048	$145,544

        Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

5. INVENTORIES

        Inventories consisted of the following as of July 2, 2016 and January 2, 2016:

	July 2, 2016	January 2, 2016
Aggregate stockpiles	$103,216	$86,236
Finished goods	46,171	14,840
Work in process	8,052	5,141
Raw materials	17,300	23,865

Total	$174,739	$130,082

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

6. ACCRUED EXPENSES

        Accrued expenses consisted of the following as of July 2, 2016 and January 2, 2016:

	July 2, 2016	January 2, 2016
Interest	$25,588	$19,591
Payroll and benefits	22,780	24,714
Capital lease obligations	12,599	15,263
Insurance	10,603	9,824
Non-income taxes	8,658	4,618
Professional fees	1,011	2,528
Other(1)	25,704	16,404

Total	$106,943	$92,942

(1)
Consists primarily of subcontractor and working capital settlement accruals.

7. DEBT

        Debt consisted of the following as of July 2, 2016 and January 2, 2016:

	July 2, 2016	January 2, 2016
Revolving credit facility	$14,000	$—

Term Loan, due 2022:
$643.5 million and $646.8 million, net of $2.8 million and $3.1 million discount at July 2, 2016 and January 2, 2016, respectively	$640,676	$643,693
8 1/2% Senior Notes, due 2022	250,000	—
6 1/8% Senior Notes, due 2023:
$650 million, net of $1.7 million and $1.8 million discount at July 2, 2016 and January 2, 2016, respectively	648,286	648,165

Total	1,538,962	1,291,858
Current portion of long-term debt	6,500	6,500

Long-term debt	$1,532,462	$1,285,358

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

7. DEBT (Continued)

        The contractual payments of long-term debt, including current maturities, for the five years subsequent to July 2, 2016, are as follows:

2016 (six months)	$3,250
2017	6,500
2018	4,875
2019	6,500
2020	8,125
2021	6,500
Thereafter	1,507,750

Total	1,543,500
Less: Original issue net discount	(4,538)
Less: Capitalized loan costs	(15,729)

Total debt	$1,523,233

        Senior Notes—On March 8, 2016, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC ("Finance Corp." and with Summit LLC, the "Issuers") issued $250.0 million of 8.500% senior notes due April 15, 2022 (the "2022 Notes"). The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley, replenish cash used for the acquisition of AMC and the expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016 (as amended and supplemented, the "2016 Indenture"). The 2016 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the company's assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2016 Indenture also contains customary events of default. Interest on the 2022 Notes is payable semi-annually in arrears on April 15 and October 15 of each year commencing on October 15, 2016.

        In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the "2023 Notes" and collectively with the 2022 Notes, the "Senior Notes"). The net proceeds from the 2023 Notes, with proceeds from the refinancing of the term loan described below, were used to pay the $370.0 million initial purchase price for the Davenport Assets, to redeem $336.8 million in aggregate principal amount of the then outstanding 2020 Notes and pay related fees and expenses. Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2016 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2016.

        In April, August and November 2015, using proceeds from the IPO, the refinancing of the term loan described below and the proceeds from the 2023 Notes, $288.2 million, $183.0 million and $153.8 million, respectively, in aggregate principal amount of the then outstanding 2020 Notes were

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

7. DEBT (Continued)

redeemed at a price equal to par plus an applicable premium and the indenture under which the 2020 Notes were issued was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized for the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off of the original issuance net premium for the year ended January 2, 2016.

        As of July 2, 2016 and January 2, 2016, the Company was in compliance with all covenants under the applicable indentures.

        Senior Secured Credit Facilities—Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the "Senior Secured Credit Facilities"). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022. On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the "Refinancing"). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under the term loan facility from $422.0 million to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement governing the Senior Secured Credit Facilities, the "Credit Agreement").

        On March 11, 2015, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated March 11, 2015. As a result of this amendment, $0.8 million of financing fees were recognized in the six months ended June 27, 2015.

        The revolving credit facility bears interest per annum equal to, at Summit LLC's option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

        There were $14.0 million of outstanding borrowings under the revolving credit facility as of July 2, 2016, leaving remaining borrowing capacity of $195.4 million, which is net of $25.6 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company's insurance liabilities.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

7. DEBT (Continued)

        Summit LLC's Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of July 2, 2016 and January 2, 2016, Summit LLC was in compliance with all covenants.

        Summit LLC's wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

        Interest expense related to debt totaled $40.2 million in the six months ended July 2, 2016, and $36.8 million in the six months ended June 27, 2015.

        The following table presents the activity for the deferred financing fees for the six months ended July 2, 2016 and June 27, 2015:

Deferred financing fees
Balance—January 2, 2016	$15,892
Loan origination fees	5,109
Amortization	(1,590)

Balance—July 2, 2016	$19,411

Balance—December 27, 2014	$17,215
Loan origination fees	5,130
Amortization	(1,701)
Write off of deferred financing fees	(5,109)

Balance—June 27, 2015	$15,535

        Other—On January 15, 2015, the Company's wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar ("CAD") revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank's prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank's prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of July 2, 2016 or January 2, 2016.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

        The changes in each component of accumulated other comprehensive loss consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Cash flow hedge adjustments	Accumulated other comprehensive loss
Balance—January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Foreign currency translation adjustment	—	5,277	—	5,277
Loss on cash flow hedges	—	—	(3,292)	(3,292)

Balance—July 2, 2016	$(7,607)	$(14,638)	$(4,236)	$(26,481)

Balance—December 27, 2014	$(9,730)	$(5,816)	$—	$(15,546)
Foreign currency translation adjustment	—	(5,235)	—	(5,235)

Balance—June 27, 2015	$(9,730)	$(11,051)	$—	$(20,781)

9. INCOME TAXES

        Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

        As of July 2, 2016 and January 2, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the six months ended July 2, 2016 and June 27, 2015.

10. COMMITMENTS AND CONTINGENCIES

        The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company's consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

        Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers' ownership interests in a joint venture agreement. The Company has the rights to any benefits under the

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

10. COMMITMENTS AND CONTINGENCIES (Continued)

joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through July 2, 2016, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of July 2, 2016 and January 2, 2016, an accrual of $4.3 million was recorded in other noncurrent liabilities as management's best estimate of future funding obligations.

        Environmental Remediation and Site Restoration—The Company's operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

        The Company has site restoration obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of July 2, 2016 and January 2, 2016, $17.6 million and $18.7 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $4.3 million and $2.0 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of July 2, 2016 and January 2, 2016 were $64.2 million and $56.7 million, respectively.

        Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

11. SUPPLEMENTAL CASH FLOW INFORMATION

        Supplemental cash flow information is as follows:

	Six months ended
	July 2, 2016	June 27, 2015
Cash payments:
Interest	$35,321	$50,646
Income taxes	1,017	1,257
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$—	$(64,102)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

12. SEGMENT INFORMATION

        The Company has three operating segments: West; East; and Cement, which are its reporting segments. These segments are consistent with the Company's management reporting structure. In the fourth quarter of 2015, the Company reorganized the operations and management reporting structure of the Cement and East segment operations, resulting in a change to its reportable business segments. The Company now conducts the cement business separate from the regional segments. As a result, the cement business is a reportable business segment. In addition, we have combined the materials-based businesses centered in Kansas and Missouri with the Kentucky-based operations, creating an expanded East segment and eliminating what was the Central region. These changes did not affect the West segment. Amounts in prior periods have been revised to reflect the current reporting structure.

        The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company's Chief Operating Decision Maker ("CODM"). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

        The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

        The following tables display selected financial data for the Company's reportable business segments for the six months ended July 2, 2016 and June 27, 2015:

	Six months ended
	July 2, 2016	June 27, 2015
Revenue*:
West	$349,994	$335,742
East	210,054	175,003
Cement	113,605	48,185

Total revenue	$673,653	$558,930

*
Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

12. SEGMENT INFORMATION (Continued)

	Six months ended
	July 2, 2016	June 27, 2015
Adjusted EBITDA:
West	$63,864	$51,690
East	38,847	26,081
Cement	38,564	12,343
Corporate and other	(18,117)	(13,321)

Total Adjusted EBITDA	123,158	76,793
Interest expense	46,649	41,213
Depreciation, depletion and amortization	68,938	52,749
Accretion	830	763
IPO/ Legacy equity modification costs	24,751	28,296
Loss on debt financings	—	31,672
Acquisition transaction expenses	3,606	7,740
Management fees and expenses	—	1,046
Non-cash compensation	5,065	2,569
Other	3,008	829

Loss from continuing operations before taxes	$(29,689)	$(90,084)

	Six months ended
	July 2, 2016	June 27, 2015
Cash paid for capital expenditures:
West	$49,645	$18,037
East	26,874	15,753
Cement	12,828	7,685

Total reportable segments	89,347	41,475
Corporate and other	2,322	1,904

Total capital expenditures	$91,669	$43,379

	Six months ended
	July 2, 2016	June 27, 2015
Depreciation, depletion, amortization and accretion:
West	$32,222	$24,722
East	22,741	19,495
Cement	13,528	8,237

Total reportable segments	68,491	52,454
Corporate and other	1,277	1,058

Total depreciation, depletion, amortization and accretion	$69,768	$53,512

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

12. SEGMENT INFORMATION (Continued)

	July 2, 2016	January 2, 2016
Total assets:
West	$929,077	$821,479
East	878,577	545,187
Cement	883,505	843,941

Total reportable segments	2,691,159	2,210,607
Corporate and other	10,319	184,555

Total	$2,701,478	$2,395,162

	Six months ended
	July 2, 2016	June 27, 2015
Revenue by product*:
Aggregates	$122,943	$99,474
Cement	98,504	38,673
Ready-mixed concrete	177,466	159,274
Asphalt	88,634	90,391
Paving and related services	105,634	104,810
Other	80,472	66,308

Total revenue	$673,653	$558,930

*
Revenue from the liquid asphalt terminals is included in asphalt revenue.

13. RELATED PARTY TRANSACTIONS

        Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. ("BMP"), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

        The management fee was calculated based on the greater of $300,000 or 2.0% of the Company's annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. The Company incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015.

        In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

13. RELATED PARTY TRANSACTIONS (Continued)

        In addition to the transaction and management fees paid to BMP, the Company reimbursed BMP for direct expenses incurred, which were not material in the six months ended July 2, 2016 and June 27, 2015.

        Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

        On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. ("BCP") for equity financing up to $90.0 million in the form of a preferred equity interest (the "Equity Commitment Financing"), which would have been used to pay the $80.0 million deferred purchase price if other financing was not secured by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

        Summit LLC's domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the "Guarantors") of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the "Non-Guarantors"). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

        There are no significant restrictions on Summit LLC's ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary's ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

        The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement's results of operations and cash flows are reflected with the Guarantors for all periods presented.

        Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Balance Sheets
July 2, 2016

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$9,252	$2,290	$10,356	$(13,747)	$8,151
Accounts receivable, net	—	205,199	8,023	(174)	213,048
Intercompany receivables	780,445	121,271	—	(901,716)	—
Cost and estimated earnings in excess of billings	—	28,621	405	—	29,026
Inventories	—	168,862	5,877	—	174,739
Other current assets	1,718	5,180	1,142	—	8,040

Total current assets	791,415	531,423	25,803	(915,637)	433,004
Property, plant and equipment, net	8,987	1,409,292	20,915	—	1,439,194
Goodwill	—	709,021	48,637	—	757,658
Intangible assets, net	—	24,978	604	—	25,582
Other assets	2,939,472	126,659	1,748	(3,021,839)	46,040

Total assets	$3,739,874	$2,801,373	$97,707	$(3,937,476)	$2,701,478

Liabilities and Member's Interest
Current liabilities:
Current portion of debt	$20,500	$—	$—	$—	$20,500
Current portion of acquisition-related liabilities	1,000	14,231	—	—	15,231
Accounts payable	3,604	97,114	3,396	(174)	103,940
Accrued expenses	42,357	77,305	1,028	(13,747)	106,943
Intercompany payables	520,926	376,306	4,484	(901,716)	—
Billings in excess of costs and estimated earnings	—	9,381	314	—	9,695

Total current liabilities	588,387	574,337	9,222	(915,637)	256,309
Long-term debt	1,516,733	—	—	—	1,516,733
Acquisition-related liabilities	—	25,539	—	—	25,539
Other noncurrent liabilities	4,012	251,443	56,816	(195,793)	116,478

Total liabilities	2,109,132	851,319	66,038	(1,111,430)	1,915,059
Total member's interest	1,630,742	1,950,054	31,669	(2,826,046)	786,419

Total liabilities and member's interest	$3,739,874	$2,801,373	$97,707	$(3,937,476)	$2,701,478

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Balance Sheets
January 2, 2016

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$180,712	$4,068	$12,208	$(11,600)	$185,388
Accounts receivable, net	1	136,916	8,681	(54)	145,544
Intercompany receivables	562,311	114,402	10,670	(687,383)	—
Cost and estimated earnings in excess of billings	—	5,389	301	—	5,690
Inventories	—	126,553	3,529	—	130,082
Other current assets	764	3,306	737	—	4,807

Total current assets	743,788	390,634	36,126	(699,037)	471,511
Property, plant and equipment, net	10,355	1,232,340	26,311	—	1,269,006
Goodwill	—	550,028	46,369	—	596,397
Intangible assets, net	—	13,797	1,208	—	15,005
Other assets	1,840,889	130,992	2,288	(1,930,926)	43,243

Total assets	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Liabilities and Member's Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,400	16,684	—	—	18,084
Accounts payable	2,138	74,111	5,202	(54)	81,397
Accrued expenses	40,437	62,217	1,888	(11,600)	92,942
Intercompany payables	122,174	562,537	2,672	(687,383)	—
Billings in excess of costs and estimated earnings	—	12,980	101	—	13,081

Total current liabilities	172,649	728,529	9,863	(699,037)	212,004
Long-term debt	1,273,652	—	—	—	1,273,652
Acquisition-related liabilities	—	31,028	—	—	31,028
Other noncurrent liabilities	1,292	197,484	56,703	(155,293)	100,186

Total liabilities	1,447,593	957,041	66,566	(854,330)	1,616,870
Total member's interest	1,147,439	1,360,750	45,736	(1,775,633)	778,292

Total liabilities and member's interest	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statements of Operations
For the six months ended July 2, 2016

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$656,478	$21,182	$(4,007)	$673,653

Cost of revenue (excluding items shown separately below)	—	451,656	14,439	(4,007)	462,088
General and administrative expenses	51,726	69,902	2,992	—	124,620
Depreciation, depletion, amortization and accretion	1,277	66,299	2,192	—	69,768

Operating (loss) income	(53,003)	68,621	1,559	—	17,177
Other (income) loss, net	(68,999)	880	(309)	68,645	217
Interest expense	36,445	8,482	1,722	—	46,649

(Loss) income from continuing operations before taxes	(20,449)	59,259	146	(68,645)	(29,689)
Income tax (benefit) expense	—	(9,283)	78	—	(9,205)

(Loss) income from continuing operations	(20,449)	68,542	68	(68,645)	(20,484)
Income from discontinued operations	—	—	—	—	—

Net (loss) income	(20,449)	68,542	68	(68,645)	(20,484)
Net (loss) income attributable to noncontrolling interest	—	—	—	(35)	(35)

Net (loss) income attributable to member of Summit Materials, LLC	$(20,449)	$68,542	$68	$(68,610)	$(20,449)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(18,464)	$71,834	$(5,209)	$(66,625)	$(18,464)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statements of Operations
For the six months ended June 27, 2015

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Revenue	$—	$525,652	$57,349	$(24,071)	$558,930

Cost of revenue (excluding items shown separately below)	—	391,864	39,646	(24,071)	407,439
General and administrative expenses	52,753	58,596	3,336	—	114,685
Depreciation, depletion, amortization and accretion	1,058	49,623	2,831	—	53,512

Operating (loss) income	(53,811)	25,569	11,536	—	(16,706)
Other expense, net	3,583	3,500	159	24,923	32,165
Interest expense	20,150	30,045	1,790	(10,772)	41,213

(Loss) income from continuing operations before taxes	(77,544)	(7,976)	9,587	(14,151)	(90,084)
Income tax (benefit) expense	—	(10,163)	350	—	(9,813)

(Loss) income from operations	(77,544)	2,187	9,237	(14,151)	(80,271)
Income from discontinued operations	—	(758)	—	—	(758)

Net (loss) income	(77,544)	2,945	9,237	(14,151)	(79,513)
Net loss attributable to noncontrolling interest	—	—	—	(1,969)	(1,969)

Net (loss) income attributable to member of Summit Materials, LLC	$(77,544)	$2,945	$9,237	$(12,182)	$(77,544)

Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(82,779)	$2,945	$4,002	$(6,947)	$(82,779)

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statements of Cash Flows
For the six months ended July 2, 2016

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(101,568)	$77,254	$(2,186)	$—	$(26,500)

Cash flow from investing activities:
Acquisitions, net of cash acquired	(60,670)	(235,994)	—	—	(296,664)
Purchase of property, plant and equipment	(2,322)	(89,071)	(276)	—	(91,669)
Proceeds from the sale of property, plant, and equipment	—	9,422	20	—	9,442
Other	—	1,500	—	—	1,500

Net cash used for investing activities	(62,992)	(314,143)	(256)	—	(377,391)

Cash flow from financing activities:
Proceeds from investment by member	(448,597)	448,710	—	—	113
Capital issuance costs	(136)	—	—	—	(136)
Net proceeds from debt issuance	321,000	—	—	—	321,000
Loans received from and payments made on loans from other Summit Companies	189,466	(187,411)	92	(2,147)	—
Payments on long-term debt	(60,250)	(3,426)	—	—	(63,676)
Payments on acquisition-related liabilities	(400)	(22,762)	—	—	(23,162)
Financing costs	(5,110)	—	—	—	(5,110)
Distributions from partnership	(2,873)	—	—	—	(2,873)

Net cash (used for) provided by financing activities	(6,900)	235,111	92	(2,147)	226,156

Impact of cash on foreign currency	—	—	498	—	498
Net decrease in cash	(171,460)	(1,778)	(1,852)	(2,147)	(177,237)
Cash—Beginning of period	180,712	4,068	12,208	(11,600)	185,388

Cash—End of period	$9,252	$2,290	$10,356	$(13,747)	$8,151

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

Condensed Consolidating Statements of Cash Flows
For the six months ended June 27, 2015

	Issuers	100% Owned Guarantors	Non- Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(93,127)	$6,775	$6,295	$(167)	$(80,224)

Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(15,863)	—	—	(15,863)
Purchase of property, plant and equipment	(1,904)	(40,969)	(506)	—	(43,379)
Proceeds from the sale of property, plant, and equipment	—	5,989	50	—	6,039
Other	—	610	—	—	610

Net cash used for investing activities	(1,904)	(50,233)	(456)	—	(52,593)

Cash flow from financing activities:
Proceeds from investment by member	397,975	—	—	—	397,975
Capital issuance costs	(9,373)	—	—	—	(9,373)
Net proceeds from debt issuance	242,000	—	—	—	242,000
Loans received from and payments made on loans from other Summit Companies	(169,065)	176,243	(5,116)	(2,062)	—
Payments on long-term debt	(349,980)	(120,703)	—	1,055	(469,628)
Payments on acquisition-related liabilities	(166)	(11,804)	—	—	(11,970)
Financing costs	(5,130)	—	—	—	(5,130)
Distributions from partnership	(11,842)	—	—	—	(11,842)
Other	—	(167)	—	167	—

Net cash provided by (used for) financing activities	94,419	43,569	(5,116)	(840)	132,032

Impact of cash on foreign currency	—	—	140	—	140
Net (decrease) increase in cash	(612)	111	863	(1,007)	(645)

Cash—Beginning of period	10,837	697	8,793	(7,112)	13,215

Cash—End of period	$10,225	$808	$9,656	$(8,119)	$12,570

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tables in thousands)

15. SUBSEQUENT EVENTS

        Prior to the IPO, certain investors had equity in the Company that vested only if a performance objective of 3.0 times return on Blackstone's initial investment was met. At the IPO Date, this equity was converted to LP Units and stock options. On August 9, 2016, the Board of Directors of Summit Inc. determined that it was in the best interest of the Company to waive the 3.0 times threshold. As a result, in the third quarter of 2016, the Company will recognize a charge of approximately $11 million to $13 million reflective of the cumulative catch up expense from the IPO date through August 2016 and will continue to recognize expense on the options over the remainder of the 4-year vesting period.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Of Lafarge North America Inc.

        We have audited the accompanying combined financial statements of Lafarge Target Business (Carve-Out of Certain Operations of Lafarge North America Inc.), which comprise the combined balance sheets as of December 31, 2014 and 2013, and the related combined statements of operations, changes in net parent investment and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Lafarge Target Business at December 31, 2014 and 2013, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
McLean, Virginia
May 29, 2015

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Balance Sheets

	December 31
	2014	2013
	(In Thousands)
Assets
Cash	$—	$—
Receivables, net	11,493	9,666
Inventories	17,201	17,361
Prepaid and other current assets	166	93
Deferred income taxes, current	1,051	1,095

Total current assets	29,911	28,215
Property, plant, and equipment, net	81,805	85,959
Goodwill	114,600	114,600

Total assets	$226,316	$228,774

Liabilities and net Parent investment
Accounts payable	$3,802	$3,213
Accrued and other liabilities	4,441	3,537

Total current liabilities	8,243	6,750
Other long-term liabilities	449	315
Deferred income taxes, non-current	23,390	23,909

Total liabilities	32,082	30,974

Net Parent investment:
Accumulated net contributions from Parent	194,234	197,800

Total net Parent investment	194,234	197,800

Total liabilities and net Parent investment	$226,316	$228,774

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Operations

	Year Ended December 31
	2014	2013	2012
	(In Thousands)
Net sales	$113,680	$105,581	$103,245
Costs, expenses, and other income:
Cost of goods sold	74,355	77,488	79,324
Selling and administrative	16,049	17,239	18,300
Other expense, net	179	—	—

Total costs, expenses, and other income	90,583	94,727	97,624

Income from operations before income taxes	23,097	10,854	5,621
Income tax provision	(7,798)	(3,163)	(1,275)

Net income	$15,299	$7,691	$4,346

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Changes in Net Parent Investment

Total Net Parent Investment
(In Thousands)
Balance at December 31, 2011	$204,608
Net income	4,346
Net distributions to Parent	(7,915)

Balance at December 31, 2012	201,039
Net income	7,691
Net distributions to Parent	(10,930)

Balance at December 31, 2013	197,800
Net income	15,299
Net distributions to Parent	(18,865)

Balance at December 31, 2014	$194,234

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Combined Statements of Cash Flows

	Year Ended December 31
	2014	2013	2012
	(In Thousands)
Operating activities
Net income	$15,299	$7,691	$4,346
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	7,200	7,309	7,236
Loss on disposal of property, plant, and equipment	261	—	—
Provision for inventory reserves	(778)	(751)	(233)
Deferred taxes	(475)	(870)	485
Change in operating assets and liabilities:
Receivables	(1,827)	(252)	622
Inventories	938	381	(1,520)
Prepaid and other current assets	(73)	(17)	(37)
Accounts payable	589	(746)	(995)
Accrued and other liabilities	904	(446)	953
Other long-term liabilities	134	20	(18)

Net cash provided by operating activities	22,172	12,319	10,839
Investing activities
Purchases of property, plant, and equipment	(3,307)	(1,389)	(2,924)

Net cash used in investing activities	(3,307)	(1,389)	(2,924)
Financing activities
Net distributions to Parent	(18,865)	(10,930)	(7,915)

Net cash used in financing activities	(18,865)	(10,930)	(7,915)

Net increase (decrease) in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

See accompanying notes to combined financial statements.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements

December 31, 2014

1. Background and Nature of Operations

        The accompanying combined financial statements include the historical accounts of the Lafarge Target Business (Lafarge Target Business or the Business) of Lafarge North America Inc. (Lafarge NA or the Parent), which includes one cement manufacturing facility located in Davenport, Iowa. In addition to the Davenport cement plant, Lafarge Target Business includes seven terminals served by the cement plant, which are located in LaCrosse, Wisconsin; Memphis, Tennessee; Minneapolis, Minnesota; New Orleans, Louisiana; Red Rock, Minnesota; Union, Louisiana; and West Des Moines, Iowa. Lafarge NA is a large diversified supplier of aggregate, concrete and concrete products, cement and cement-related products, and other construction materials used for residential, commercial, institutional, and public works construction. Lafarge NA is a wholly-owned subsidiary of Lafarge S.A. (the Group), which is domiciled in France.

2. Significant Accounting Policies

Basis of Presentation

        The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of Lafarge NA using the historical results of operations and historical cost basis of the assets and liabilities of Lafarge NA that comprise Lafarge Target Business. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under Lafarge NA's management. All intercompany balances and transactions within Lafarge Target Business have been eliminated. Transactions and balances between Lafarge Target Business and Lafarge NA and its subsidiaries are reflected as related-party transactions within these financial statements.

        The accompanying combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to Lafarge Target Business. In addition, certain costs related to Lafarge Target Business have been allocated from the Parent. Those are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. Lafarge Target Business receives services and support functions from Lafarge NA and its subsidiaries, inclusive of services and support functions performed by Lafarge S.A. for Lafarge NA. Lafarge Target Business's operations are dependent upon Lafarge NA and its subsidiaries' ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. These allocated costs are primarily related to corporate administrative expenses, reorganization costs, employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility, and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements as described herein and in Note 8.

        The Business utilizes Lafarge NA's centralized processes and systems for cash management, payroll, purchasing, and distribution. As a result, substantially all cash received by the Business was deposited in and commingled with Lafarge NA's general corporate funds and is not specifically

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

2. Significant Accounting Policies (Continued)

allocated to Lafarge Target Business. The net results of these cash transactions between the Business and Lafarge NA are reflected as net parent investment within equity in the accompanying balance sheets. In addition, the net parent investment represents Lafarge NA's interest in the recorded net assets of Lafarge Target Business and represents the cumulative net investment by Lafarge NA in Lafarge Target Business through the dates presented, inclusive of cumulative operating results. Net distributions to Parent within the financing activities of the Statement of Cash flows include changes in intercompany amounts paid to and due from Parent.

        Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lafarge NA to be a reasonable reflection of the utilization of services provided to or the benefit received by Lafarge Target Business during the periods presented relative to the total costs incurred by Lafarge NA. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Business been an entity that operated independently of Lafarge NA. Consequently, future results of operations, should Lafarge Target Business be separated from Lafarge NA, will include costs and expenses that may be materially different than Lafarge Target Business's historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of Lafarge Target Business's future results of operations, financial position, and cash flows.

Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

Cash

        Treasury activities, including activities related to Lafarge Target Business, are centralized by Lafarge NA such that cash collections are automatically distributed to Lafarge and reflected as net parent investment. As a result of this automatic distribution to Lafarge, Lafarge Target Business does not hold any cash.

Concentration of Credit Risk

        Financial instruments that potentially subject the Business to concentrations of credit risk are primarily receivables. The Business performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowances for non-collection of receivables are based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due, and the expected collectability of overall receivables.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

2. Significant Accounting Policies (Continued)

Inventories

        Inventories are valued at the lower of cost or market. The majority of Lafarge Target Business's U.S. cement inventories, other than maintenance and operating supplies, are stated at last-in, first-out (LIFO) cost. All other inventories are valued at average cost.

Property, Plant, and Equipment

        Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant, and equipment is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. These lives range from 3 years on light mobile equipment to 30 years on certain buildings. Buildings have lives generally ranging from 20 to 30 years. Plant machinery and equipment have useful lives generally ranging from 20 to 30 years. Repair and maintenance costs are expensed as incurred. Substantially all of Lafarge Target Business's depreciation expenses are recorded in cost of goods sold.

Goodwill

        Lafarge Target Business's goodwill reflected in these financial statements was allocated to Lafarge Target Business based on the relative fair value of Lafarge Target Business to the fair value of Lafarge NA cement reporting unit. Management's estimate of the potential sales price of Lafarge Target Business was used as a basis to determine the fair value of Lafarge Target Business. The fair value of Lafarge NA cement reporting unit was derived from the most recent annual goodwill impairment analysis performed by Lafarge NA. A total of $114.6 million in goodwill was allocated to Lafarge Target Business for each of the years presented.

        Goodwill represents the excess of costs over the fair value of identifiable assets of businesses acquired. Goodwill is not amortized, but is evaluated for potential impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Business values goodwill in accordance with ASC 350, Goodwill and Other Intangible Assets (ASC 350). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise).

Impairment or Disposal of Long-Lived Assets

        The Business evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment (ASC 360). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Business' products, capital needs, economic trends in the construction sector, and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

2. Significant Accounting Policies (Continued)

Asset Retirement Obligations

        The Business records its quarry reclamation obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations (ASC 410). ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Environmental Remediation Liabilities

        When the Business determines that it is probable that a liability for environmental matters has been incurred, an undiscounted estimate of the required remediation costs is recorded as a liability in the combined financial statements, without offset of potential insurance recoveries. Costs that extend the life, increase the capacity or improve the safety or efficiency of company-owned assets or are incurred to mitigate or prevent future environmental contamination are capitalized. Other environmental costs are expensed when incurred.

Income Taxes

        The provision for income taxes is calculated as if Lafarge Target Business completed a separate tax return apart from its Parent, although the Business was included in the Parent's U.S. federal and state income tax returns. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts, using currently enacted tax rates. Tax attributes utilized by the Parent are treated as transactions between Lafarge Target Business and the Parent.

Defined Benefit Pension Plans and Other Post-Retirement Benefits

        The Lafarge Target Business's salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. For the years ended December 31, 2014, 2013, and 2012, respectively, the Parent allocated approximately $4.0 million, $5.9 million, and $8.0 million of pension and other post-retirement benefits expense to the Business, which has been reflected within costs of goods sold and selling and administrative in the accompanying combined statements of operations. The related pension and post-retirement benefit liability has not been allocated to the Business and has not been presented in the accompanying balance sheets since the obligation is and will remain a liability of the Parent.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

2. Significant Accounting Policies (Continued)

Revenue Recognition

        Revenue from the sale of cement and cement-related products is recorded when title and ownership are transferred upon delivery of the products. Amounts billed to a customer in a sales transaction related to shipping and handling are included in net sales, and costs incurred for shipping and handling are classified as cost of goods sold in the combined statements of operations. The revenues reported in these financial statements relate to specifically identifiable historical activities of the plant, terminals, and other assets that comprise Lafarge Target Business. Lafarge Target Business recognizes revenue for all cement and cement-related products produced at the Davenport plant even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, revenue originating from the transaction remains with the producing facility and is not considered as Lafarge Target Business revenue. Correspondingly, distribution and sales costs for these activities are also allocated to the producing plant.

Comprehensive Income (Loss)

        Effective January 1, 2012, the Business adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which requires the presentation of the comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) comprises net income (loss) and other changes in equity that are excluded from net income (loss). For the years ended December 31, 2014, 2013, and 2012, the Business net income (loss) equals comprehensive income (loss) and, accordingly, no additional disclosure is presented.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard is effective for public entities for fiscal years beginning after 15 December 2016, and for interim periods therein. Early adoption is not permitted for public entities. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after 15 December 2017, and interim periods within fiscal years beginning after 15 December 2018, and may adopt it as early as the public entity effective date. On April 29, 2015, the FASB issued an exposure draft of a proposed ASU that would delay by one year the effective date of its new revenue recognition standard for public and nonpublic entities reporting under US GAAP. Entities can transition to the standard either

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

2. Significant Accounting Policies (Continued)

retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Business is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

3. Receivables

        Receivables consist of the following:

	December 31
	2014	2013
	(In Thousands)
Trade receivables	$12,227	$10,474
Allowances	(734)	(808)

Total receivables, net	$11,493	$9,666

        Consistent with the manner in which revenue is recorded, receivables relate to goods produced at the Lafarge Target Business plant and sold to a third-party customer, even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, the receivable originating from the transaction remains with the producing facility and is not considered as a Lafarge Target Business receivable.

        Lafarge NA maintains accounts receivable securitization programs in both the U.S. and Canada to provide additional sources of working capital and long-term financing. Under the program, Lafarge NA agrees to sell, on a revolving basis, all of its accounts receivable to wholly-owned, special purpose subsidiaries (the SPS's), which are consolidated in Lafarge NA consolidated financial statements. The SPS's in turn enter into agreements with an unrelated third-party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral. Under the terms of Lafarge NA's securitization agreement, the company maintains effective control over the assets transferred. In accordance with ASC 860, Transfers and Servicing, the accounts receivable securitization transactions have not been accounted for as sales. The related accounts receivable are included in Lafarge NA financial statements and those directly attributable to Lafarge Target Business have been reflected in these financial statements.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

4. Inventories

        Inventories consist of the following:

	December 31
	2014	2013
	(In Thousands)
Finished products	$7,875	$7,362
Work in process	67	130
Raw materials, commodities, and fuel	4,287	5,316
Spare parts, supplies, and other	4,972	4,553

Total inventories	$17,201	$17,361

        Inventories valued using the LIFO method are reported net of reserves of $0.8 million and $1.5 million at December 31, 2014 and 2013, respectively. Reserves for slow-moving and obsolete inventory items were $1.7 million and $1.8 million at December 31, 2014 and 2013, respectively. Consistent with the manner in which revenue is recorded, Lafarge Target Business inventories relate to goods produced by Lafarge Target Business plant and not yet sold to a third-party customer and may be located at Lafarge NA distribution facilities which are not part of Lafarge Target Business.

5. Property, Plant, and Equipment

        Property, plant, and equipment consist of the following:

	December 31
	2014	2013
	(In Thousands)
Land	$3,650	$3,538
Buildings, machinery, and equipment	236,617	235,541
Construction in progress	4,261	3,307

Property, plant, and equipment, at cost	244,528	242,386
Accumulated depreciation and depletion	(162,723)	(156,427)

Total property, plant, and equipment, net	$81,805	$85,959

        Depreciation and depletion expense for the years 2014, 2013, and 2012 was $7.2 million, $7.3 million, and $7.2 million, respectively.

6. Goodwill

        In accordance with ASC 350, the Business performed the first step of the goodwill impairment test, by comparing the fair value of Lafarge Target Business with the carrying value. The Business completed an assessment as of December 31, 2014, 2013, and 2012 and determined the fair value of Lafarge Target Business exceeded its carrying value. As a result management concluded that there was no goodwill impairment.

        The carrying value of goodwill did not change from January 1, 2012 to December 31, 2014.

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

7. Accrued and Other Liabilities

        Accrued and other liabilities consist of the following:

	December 31
	2014	2013
	(In Thousands)
Suppliers	$1,365	$814
Employee-related	1,273	1,080
Taxes payable	499	367
Rebates	1,304	1,276

Total accrued and other liabilities	$4,441	$3,537

8. Income Taxes

        The components of the income tax provision are as follows:

	December 31
	2014	2013	2012
	(In Thousands)
Current	$8,273	$4,033	$790
Deferred	(475)	(870)	485

	$7,798	$3,163	$1,275

        The provision for income taxes differs from that which would have resulted from the use of the federal statutory income tax rates primarily as a result of the provision for various state income taxes and the depletion and other net benefits.

        The state income taxes impacted such difference for $1.4 million, $0.7 million, and $0.1 million for the years ended December 31, 2014, 2013, and 2012, respectively. The depletion and other net benefits impacted such difference for ($1.7) million, ($1.3) million, and ($0.8) million for the years ended December 31, 2014, 2013, and 2012, respectively.

        Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

8. Income Taxes (Continued)

significant components of deferred tax assets and deferred tax liabilities included on the combined balance sheets are:

	December 31
	2014	2013
	(In Thousands)
Deferred tax assets:
Allowances and reserves	$1,051	$1,095

Total deferred tax assets	1,051	1,095

Deferred tax liabilities:
Depreciation, amortization, and other	(23,390)	(23,909)

Total deferred tax liabilities	(23,390)	(23,909)

Net deferred tax liabilities	$(22,339)	$(22,814)

        Lafarge Target Business's operating results have historically been included in the Parent's combined US Federal and state income tax returns. The provisions for income taxes in the combined financial statements have been determined on a separate return basis as if Lafarge Target Business filed its own tax returns. All tax attributes generated by Lafarge Target Business, as calculated on a separate return methodology not used by the Parent historically, will be retained by the Parent. Management considered and weighed the available evidence, both positive and negative, to determine whether it is more-likely-than-not that some portion, or all, of Lafarge Target Business's deferred tax assets will not be realized. The Business has concluded that all of its deferred tax assets will be utilized against its deferred tax liability, and as such no valuation allowance has been established on such deferred tax assets.

        The Business is subject to audit examinations at federal, state, and local levels by tax authorities in those jurisdictions. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty. The Business does not believe that the carved-out operations gave rise to any material tax exposures and the Business and the Parent did not identify any issues that did not meet the recognition threshold or would be impacted by the measurement provisions of the uncertain tax position guidance.

9. Commitments and Contingencies

        The Business leases certain land, buildings, and equipment. Total expenses under operating leases were $0.6 million for each of the years ended December 31, 2014, 2013, and 2012, respectively. The Business also has noncapital purchase commitments that primarily relate to fuel in the amount of $2.6 million at December 31, 2014. Total expenses under this agreement amounted to $1.4 million, $2.6 million, and $2.7 million for the years ended December 31, 2014, 2013, and 2012, respectively. The

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

9. Commitments and Contingencies (Continued)

table below shows the future minimum lease payments due under non-cancelable operating leases and purchase commitments at December 31, 2014:

	Year Ended December 31
	2015	2016	2017	2018	2019	Later Years
	(In Thousands)
Operating leases	$516	$405	$410	$415	$420	$857
Purchase commitments	2,629	—	—	—	—	—

Total commitments	$3,145	$405	$410	$415	$420	$857

        In the ordinary course of business, the Business executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business.

        These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, and other commercial contractual relationships; and financial matters. While the maximum amount to which the Business may be exposed under such agreements cannot be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a materially adverse effect on Lafarge Target Business's financial condition, results of operations, or liquidity.

        The Environmental Protection Agency (EPA) issued new control regulations (NESHAP) aimed at reducing the level of certain emissions from all Portland cement kilns operating in the United States. In late 2010, the Portland Cement Association (PCA) and several cement producers, including Lafarge North America (collectively the Cement Parties), sued the EPA asserting that the regulations in the proposed format were invalid and petitioned the United States Court of Appeals—District of Columbia Circuit to void the proposed regulations until corrected by the EPA. In December 2011, the Court ruled that it would not overturn the EPA standards but ordered the EPA to reconsider certain standards and re-issue the NESHAP rules. On April 13, 2012, the EPA entered into a settlement agreement with the Cement Parties. Pursuant to the agreement and following a public comment period, the EPA issued a new final rule that resulted in a compliance extension period until September 2015. Lafarge North America and the Business estimate that capital expenditures Lafarge Target Business will incur to comply with the new EPA Control Regulations in their present form, including money already spent, could be as much as $2.0 million.

        When the Business determines that it is probable that a liability for environmental matters, legal actions, or other contingencies has been incurred and the amount of the loss is reasonably estimable, an estimate of the costs to be incurred is recorded as a liability in the financial statements. As of December 31, 2014, such liabilities are not material to Lafarge Target Business's financial statements. While management believes its accruals for such liabilities are adequate, the Business may incur costs in excess of the amounts provided at December 31, 2014.

        In the ordinary course of business, the Business is involved in certain legal actions and claims, including proceedings under laws and regulations relating to environmental and other matters. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance,

LAFARGE TARGET BUSINESS
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Combined Financial Statements (Continued)

December 31, 2014

9. Commitments and Contingencies (Continued)

the total liability for these legal actions and claims cannot be determined with certainty. Management believes that such actions and claims will be resolved without material adverse impact to Lafarge Target Business's financial condition, results of operations, or liquidity.

10. Related-Party Transactions

Allocated Expenses

        Lafarge Target Business has been allocated expenses from the Parent of $20.0 million, $22.1 million and $24.5 million for 2014, 2013, and 2012, respectively. These costs from the Parent are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. These allocated costs are primarily related to corporate administrative expenses and reorganization costs, employee related costs including pensions and other benefits for corporate, shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. The proportionate tonnage sold by Lafarge Target Business compared to Lafarge NA's U.S. cement division was used in most instances.

        Included in the allocated expenses from the Parent are approximately $4.0 million, $5.9 million, and $8.0 million of pension and other postretirement benefits expense to the Company for the years ended December 31, 2014, 2013, and 2012, respectively, which has been reflected within cost of goods sold and selling and general administrative expenses in the accompanying statements of operations. Lafarge Target Business's salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. The related pension and postretirement benefit liability has not been allocated to the Business and has not been presented in the accompanying balance sheet since the obligation is and will remain a liability of the Parent.

Sales / Purchases With Unconsolidated Affiliates

        The Business purchases products from and sells products to certain Lafarge NA affiliates in which it does not have a controlling interest. Such purchases totaled $3.8 million, $3.6 million, and $3.6 million in 2014, 2013, and 2012, respectively; such sales totaled $9.3 million, $10.8 million, and $8.7 million in 2014, 2013, and 2012, respectively.

11. Subsequent Events

        The Business has conducted subsequent events review through May 29, 2015, which is the date the financial statements were available to be issued.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Condensed Combined Statements of Operations

	Six Months Ended June 30
	2015	2014
	(Unaudited)	(Unaudited)
	(In Thousands)
Net sales	$42,761	$41,135
Costs and expenses:
Cost of goods sold	32,988	31,445
Selling and administrative	6,615	6,827

Total costs and expenses	39,603	38,272

Income from operations before income taxes	3,158	2,863
Income tax provision	(1,073)	(974)

Net income	$2,085	$1,889

See accompanying notes to unaudited condensed combined financial statements.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Condensed Combined Balance Sheets

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
	(In Thousands)
Assets
Cash	$—	$
Receivables, net	19,445	11,493
Inventories	23,603	17,201
Prepaid and other current assets	170	166
Deferred income taxes, current	1,070	1,051

Total current assets	44,288	29,911
Property, plant, and equipment, net	81,431	81,805
Goodwill	114,600	114,600

Total assets	$240,319	$226,316

Liabilities and net parent investment
Accounts payable	$6,161	$3,802
Accrued and other liabilities	3,162	4,441

Total current liabilities	9,323	8,243
Other long-term liabilities	532	449
Deferred income taxes, non-current	23,073	23,390

Total liabilities	32,928	32,082

Net parent investment
Accumulated net contributions from parent	207,391	194,234

Total net parent investment	207,391	194,234

Total liabilities and net parent investment	$240,319	$226,316

See accompanying notes to unaudited condensed combined financial statements.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Condensed Combined Statements of Cash Flows

	Six Months Ended June 30
	2015	2014
	(Unaudited)	(Unaudited)
	(In Thousands)
Operating activities
Net income	$2,085	$1,889
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	3,632	3,610
Provision for inventory reserves	559	53
Deferred taxes	(336)	(238)
Change in operating assets and liabilities:
Receivables	(7,952)	(9,695)
Inventories	(6,961)	(5,556)
Prepaid and other current assets	(4)	(25)
Accounts payable	2,359	2,671
Accrued and other liabilities	(1,279)	(569)
Other long-term liabilities	83	54

Net cash used in operating activities	(7,814)	(7,806)
Investing activities
Purchases of property, plant, and equipment	(3,258)	(1,477)

Net cash used in investing activities	(3,258)	(1,477)
Financing activities
Net contributions from Parent	11,072	9,283

Net cash provided by financing activities	11,072	9,283

Net increase (decrease) in cash	—
Cash, beginning of period	—

Cash, end of period	$—	$—

See accompanying notes to unaudited condensed combined financial statements.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements

June 30, 2015

1. Background and Nature of Operations

        The accompanying combined financial statements include the historical accounts of the Lafarge Target Business (Lafarge Target Business or the Business) of Lafarge North America Inc. (Lafarge NA or the Parent), which includes one cement manufacturing facility located in Davenport, Iowa. In addition to the Davenport cement plant, Lafarge Target Business includes seven terminals served by the cement plant, which are located in LaCrosse, Wisconsin; Memphis, Tennessee; Minneapolis, Minnesota; New Orleans, Louisiana; Red Rock, Minnesota; Union, Louisiana; and West Des Moines, Iowa. Lafarge NA is a large diversified supplier of aggregate, concrete and concrete products, cement and cement-related products, and other construction materials used for residential, commercial, institutional, and public works construction. Lafarge NA is a wholly-owned subsidiary of Lafarge S.A. (the Group), which is domiciled in France.

        On April 16, 2015, Continental Cement Company, L.L.C. (Continental Cement), Summit Materials, LLC (Summit LLC) and Summit Materials Holdings L.P., each of which is a subsidiary of Summit Materials, Inc., and Lafarge NA entered into an asset purchase agreement (as amended, the Davenport Purchase Agreement), providing for the acquisition of Lafarge Target Business.

        In connection with the entry into the Davenport Purchase Agreement, Continental Cement, Summit LLC, Summit Holdings and Lafarge NA entered into an asset purchase agreement (the Bettendorf Purchase Agreement) pursuant to which Continental Cement agreed to convey certain assets to Lafarge NA, including a cement distribution terminal (the Bettendorf Assets) as partial consideration for the consummation of the Davenport Acquisition pursuant to the Davenport Purchase Agreement (the Bettendorf Acquisition).

        Both the Davenport Acquisition and the Bettendorf Acquisition closed on July 17, 2015. The total purchase price of the Davenport Assets was $450.0 million in cash plus the Bettendorf Assets. In accordance with the terms of the Davenport Purchase Agreement, Summit LLC paid an initial cash purchase price of $370.0 million upon closing of the Davenport Acquisition. The remaining $80.0 million of the cash purchase price for the Davenport Assets is due by December 31, 2015.

2. Significant Accounting Policies

Basis of Presentation

        The accompanying condensed combined financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the consolidated financial statements and accounting records of Lafarge NA using the historical results of operations and historical cost basis of the assets and liabilities of Lafarge NA that comprise Lafarge Target Business. These financial statements have been prepared solely to demonstrate the Business's historical results of operations, financial position, and cash flows for the indicated periods under Lafarge NA's management. All intercompany balances and transactions within Lafarge Target Business have been eliminated. Transactions and balances between Lafarge Target Business and Lafarge NA and its subsidiaries are reflected as related-party transactions within these financial statements.

        The accompanying condensed combined financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to Lafarge Target Business. In addition, certain

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

2. Significant Accounting Policies (Continued)

costs related to Lafarge Target Business have been allocated from the Parent. Those are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group. Lafarge Target Business receives services and support functions from Lafarge NA and its subsidiaries, inclusive of services and support functions performed by Lafarge S.A. for Lafarge NA. Lafarge Target Business's operations are dependent upon Lafarge NA and its subsidiaries' ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs, including those charged by Lafarge S.A. to Lafarge NA) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. These allocated costs are primarily related to corporate administrative expenses and reorganization costs, employee related costs, including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility, and other corporate and infrastructural services.

        The Business utilizes Lafarge NA's centralized processes and systems for cash management, payroll, purchasing and distribution. As a result, all cash received by the Business was deposited in and commingled with Lafarge NA's general corporate funds and is not specifically allocated to Lafarge Target Business. The net results of these cash transactions between the Business and Lafarge NA are reflected as net parent investment within Equity in the accompanying balance sheets. In addition, the net parent investment represents Lafarge NA's interest in the recorded net assets of Lafarge Target Business and represents the cumulative net investment by Lafarge NA in Lafarge Target Business through the dates presented, inclusive of cumulative operating results. Net contributions from Parent within the financing activities of the Statement of Cash flows include changes in intercompany amounts paid to and due from the Parent.

        Management believes the assumptions and allocations underlying the condensed combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lafarge NA to be a reasonable reflection of the utilization of services provided to or the benefit received by Lafarge Target Business during the periods presented relative to the total costs incurred by Lafarge NA. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Business been an entity that operated independently of Lafarge NA. Consequently, future results of operations, should Lafarge Target Business be separated from Lafarge NA, will include costs and expenses that may be materially different than Lafarge Target Business's historical results of operations, financial position and cash flows. Accordingly, the financial statements for these periods are not indicative of the Lafarge Target Business's future results of operations, financial position and cash flows.

        Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Management believes that these condensed combined financial statements include all adjustments (which are normal and recurring in nature) necessary to present fairly the financial position of the Business and results of operations and cash flows for the periods presented.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

2. Significant Accounting Policies (Continued)

        The results of operations for the six months ended June 30, 2015, are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. Seasonal changes and other weather related conditions can affect the production and sales volumes of Lafarge Target Business's products. Therefore, the financial results for any interim period do not necessarily indicate the results expected for the year.

        These unaudited condensed combined financial statements should be read in conjunction with the Lafarge Target Business's audited combined financial statements and the notes thereto for the year ended December 31, 2014. Lafarge Target Business has continued to follow the accounting policies including the basis of presentation set forth in those combined financial statements.

Revenue Recognition

        Revenue from the sale of cement and cement-related products is recorded when title and ownership are transferred upon delivery of the products. Amounts billed to a customer in a sales transaction related to shipping and handling are included in net sales, and costs incurred for shipping and handling are classified as cost of goods sold in the combined statements of operations. The revenues reported in these condensed combined financial statements relate to specifically identifiable historical activities of the plant, terminals, and other assets that comprise Lafarge Target Business. Lafarge Target Business recognizes revenue for all cement and cement-related products produced at the Davenport plant even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, revenue originating from the transaction remains with the producing facility and is not considered as Lafarge Target Business revenue. Correspondingly, distribution and sales costs for these activities are also allocated to the producing plant.

Comprehensive Income (Loss)

        Effective January 1, 2012, the Business adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, which requires the presentation of the comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) comprises net income (loss) and other changes in equity that are excluded from net income (loss). For the six months ended June 30, 2015 and 2014, the Business's net income (loss) equals comprehensive income (loss) and, accordingly, no additional disclosure is presented.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

2. Significant Accounting Policies (Continued)

contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard is effective for public entities for fiscal years beginning after December 15, 2017, and for interim periods therein. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Nonpublic entities are required to adopt the new guidance for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and may adopt it as early as for annual reporting periods beginning after December 15, 2016, and interim periods therein. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Business is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

3. Receivables

        Receivables consist of the following:

	June 30, 2015	December 31, 2014
	(In Thousands)
Trade receivables	$20,252	$12,227
Allowances	(807)	(734)
Total receivables, net	$19,445	$11,493

        Consistent with the manner in which revenue is recorded, receivables relate to goods produced at the Lafarge Target Business plant and sold to a third-party customer, even if the product is transported and sold through a distribution facility outside of the scope of Lafarge Target Business, or sold in markets serviced by sales personnel outside of the scope of Lafarge Target Business. Similarly, if a product from a non-Lafarge Target Business plant is sold through a Lafarge Target Business distribution facility or in a Lafarge Target Business market, the receivable originating from the transaction remains with the producing facility and is not considered as a Lafarge Target Business receivable.

        Lafarge NA maintains accounts receivable securitization programs in both the U.S and Canada to provide additional sources of working capital and long-term financing. Under the program, Lafarge NA agrees to sell, on a revolving basis, all of its accounts receivable to wholly-owned, special purpose subsidiaries (the SPS's), which are consolidated in Lafarge NA consolidated financial statements. The SPS's in turn enter into agreements with an unrelated third-party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral. Under the terms of Lafarge NA's securitization agreement, the company maintains effective control over the assets transferred. In accordance with ASC 860, Transfers and Servicing, the accounts receivable securitization transactions have not been accounted for as sales. The related accounts receivable are included in Lafarge NA financial statements and those directly attributable to Lafarge Target Business have been reflected in these combined condensed financial statements.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

4. Inventories

        Inventories consist of the following:

	June 30, 2015	December 31, 2014
	(In Thousands)
Finished products	$14,459	$7,875
Work in process	193	67
Raw materials, commodities, and fuel	3,534	4,287
Spare parts, supplies, and other	5,417	4,972

Total inventories	$23,603	$17,201

        Inventories valued using the LIFO method are reported net of reserves of $0.8 million at June 30, 2015 and December 31, 2014. Reserves for slow-moving and obsolete inventory items were $2.3 million and $1.7 million at June 30, 2015 and December 31, 2014, respectively. Consistent with the manner in which revenue is recorded, Lafarge Target Business finished products relate to goods produced by Lafarge Target Business plant and not yet sold to a third-party customer and may be located at Lafarge NA distribution facilities which are not part of Lafarge Target Business.

5. Property, Plant, and Equipment

        Property, plant, and equipment consist of the following:

	June 30, 2015	December 31, 2014
	(In Thousands)
Land	$3,758	$3,650
Buildings, machinery, and equipment	238,823	236,617
Construction in progress	4,843	4,261

Property, plant, and equipment, at cost	247,424	244,528
Accumulated depreciation and depletion	(165,993)	(162,723)

Total property, plant, and equipment, net	$81,431	$81,805

        Depreciation and depletion expense for each of the six months ended June 30, 2015 and 2014, was $3.6 million.

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

6. Accrued and Other Liabilities

        Accrued and other liabilities consist of the following:

	June 30, 2015	December 31, 2014
	(In Thousands)
Suppliers	$617	$1,365
Employee-related	647	1,273
Taxes payable	1,020	499
Rebates	878	1,304

Total accrued and other liabilities	$3,162	$4,441

7. Income Taxes

        The Business is required at the end of each interim reporting period to make its best estimate of the annual effective tax rate, which was determined as if the Business completed a separate return apart from its Parent, for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis.

        The Business is subject to audit examinations at federal, state and local levels by tax authorities in those jurisdictions. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty. The Business does not believe that the carved-out operations gave rise to any material tax exposures and the Business and the Parent did not identify any issues that did not meet the recognition threshold or would be impacted by the measurement provisions of the uncertain tax position guidance.

8. Commitments and Contingencies

        The Business leases certain land, buildings, and equipment. Total expenses under operating leases were $0.3 million for each of the six months ended June 30, 2015 and 2014. The Business also has noncapital purchase commitments that primarily relate to fuel in the amount of $2.1 million at June 30, 2015. Total expenses under this agreement for the six months ended June 30, 2015 and 2014, amounted to $1.2 million and $0.5 million, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases and purchase commitments at June 30, 2015:

	Year Ended December 31
	Remaining 2015	2016	2017	2018	2019	Later Years
	(In Thousands)
Operating leases	$284	$459	$465	$472	$479	$857
Purchase commitments	2,103	—	—	—	—	—

Total commitments	$2,387	$459	$465	$472	$479	$857

        In the ordinary course of business, the Business executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business. These

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

8. Commitments and Contingencies (Continued)

indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, and other commercial contractual relationships; and financial matters. While the maximum amount to which the Business may be exposed under such agreements cannot be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a materially adverse effect on Lafarge Target Business's financial condition, results of operations, or liquidity.

        The Environmental Protection Agency (EPA) issued new control regulations (NESHAP) aimed at reducing the level of certain emissions from all Portland cement kilns operating in the United States. In late 2010, the Portland Cement Association (PCA) and several cement producers, including Lafarge North America (collectively the Cement Parties), sued the EPA asserting that the regulations in the proposed format were invalid and petitioned the United States Court of Appeals—District of Columbia Circuit to void the proposed regulations until corrected by the EPA. In December 2011, the Court ruled that it would not overturn the EPA standards but ordered the EPA to reconsider certain standards and re-issue the NESHAP rules. On April 13, 2012, the EPA entered into a settlement agreement with the Cement Parties. Pursuant to the agreement and following a public comment period, the EPA issued a new final rule that resulted in a compliance extension period until September 2015. Lafarge North America and the Business estimate that capital expenditures Lafarge Target Business will incur to comply with the new EPA Control Regulations in their present form, including money already spent, could be as much as $2.0 million.

        When the Business determines that it is probable that a liability for environmental matters, legal actions, or other contingencies has been incurred and the amount of the loss is reasonably estimable, an estimate of the costs to be incurred is recorded as a liability in the financial statements. As of June 30, 2015, such liabilities are not material to Lafarge Target Business's financial statements. While management believes its accruals for such liabilities are adequate, the Business may incur costs in excess of the amounts provided at June 30, 2015.

        In the ordinary course of business, the Business is involved in certain legal actions and claims, including proceedings under laws and regulations relating to environmental and other matters. Because such matters are subject to many uncertainties and the outcomes are not predictable with assurance, the total liability for these legal actions and claims cannot be determined with certainty. Management believes that such actions and claims will be resolved without material adverse impact to Lafarge Target Business's financial condition, results of operations, or liquidity.

9. Related-Party Transactions

Allocated Expenses

        Lafarge Target Business has been allocated expenses from the Parent of $8.7 million and $8.6 million for the six months ended June 30, 2015 and 2014, respectively. These costs from the Parent are derived from multiple levels of the organization including geographic business unit expenses, product line expenses, shared corporate expenses, and fees from the Group holding company. These allocated costs are primarily related to corporate administrative expenses and reorganization costs,

Lafarge Target Business
(Carve-Out of Certain Operations of Lafarge North America Inc.)

Notes to Unaudited Condensed Combined Financial Statements (Continued)

June 30, 2015

9. Related-Party Transactions (Continued)

employee related costs including pensions and other benefits for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, accounting and finance services, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services and support functions (indirect costs) have been allocated to Lafarge Target Business using the most meaningful respective allocation methodologies. The proportionate tonnage sold by Lafarge Target Business compared to Lafarge NA's U.S. cement division was used in most instances.

        Included in the allocated expenses from the Parent are approximately $2.2 million and $2.0 million of pension and other postretirement benefits expense to the Company for the six months ended June 30, 2015 and 2014, respectively, which has been reflected within cost of goods sold and selling and general administrative expenses in the accompanying condensed combined statements of operations. Lafarge Target Business's salaried employees and union hourly employees participate in defined benefit pension plans sponsored by the Parent. These plans include other Parent employees that are not employees of the Business. The Parent also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Business. Salaried participants generally become eligible for retiree health care benefits when they retire from active service at age 55 or later. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, copayment, and payments made by government programs and other group coverage. The related pension and postretirement benefit liability has not been allocated to the Business and has not been presented in the accompanying condensed combined balance sheet since the obligation is and will remain a liability of the Parent.

Sales/Purchases With Unconsolidated Affiliates

        The Business purchases products from and sells products to certain Lafarge NA affiliates in which it does not have a controlling interest. Such purchases totaled $1.8 million during each of the six months ended June 30, 2015 and 2014; such sales totaled $4.7 million and $6.0 million during the six months ended June 30, 2015 and 2014, respectively.

10. Subsequent Events

        The Business has conducted subsequent events review through September 22, 2015, which is the date the condensed combined financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boxley Materials Company and Subsidiaries:

        We have audited the accompanying consolidated balance sheet of Boxley Materials Company (a Virginia corporation) and Subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boxley Materials Company and Subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
September 28, 2016

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2015

ASSETS
Current assets:
Cash	$7,860,909
Accounts receivable	9,756,592
Inventory	13,333,174
Other current assets	1,246,363

Total current assets	32,197,038

Property, plant and equipment, net	66,981,860
Goodwill	9,614,320
Deposits and escrows	3,656,896
Other Assets	278,660

Total assets	$112,728,774

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable and current portion of long term debt	$571,581
Accounts payable	3,092,107
Income taxes payable	8,872,732
Other current liabilities	5,523,366

Total current liabilities	18,059,786
Deferred income taxes, net	8,058,150
Other liabilities	882,566

Total liabilities	27,000,502

Stockholders' equity:
Common stock, par value $10 per share; 40,000 shares authorized, 25,444 shares issued and outstanding	254,440
Paid-in capital	5,181,769
Retained earnings	79,226,549
Accumulated other comprehensive income	111,471

Stockholders' equity	84,774,229
Noncontrolling interest in subsidiaries	954,043

Total stockholders' equity	85,728,272

Total liabilities and stockholders' equity	$112,728,774

See accompanying notes to consolidated financial statements.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenue:
Products	$60,231,802
Services	36,697,264
Returns, allowances and discounts	(228,026)

Total revenue	96,701,040

Cost of revenue:
Products	35,277,782
Services	32,454,815

Total cost of revenue	67,732,597
Selling, general, and administrative expenses	18,755,158

Operating income	10,213,285
Other Income	665,357
Other expense	(1,744,642)

Income from continuing operations before taxes	9,134,000

Income tax expense	2,568,946

Net income from continuing operations	6,565,054
Income from discontinued operations, net of tax, including gain on disposal of $13,207,032	6,911,816

Net income	13,476,870
Net income attributable to noncontrolling interest in subsidiaries	(183,016)

Net income attributable to Boxley Materials Company and subsidiaries	$13,293,854

See accompanying notes to consolidated financial statements.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2015

Net income	$13,476,870
Postretirement liability adjustment, net of tax	(70,731)

Consolidated comprehensive income	13,406,139
Less comprehensive income attributable to the noncontrolling interest in subsidiaries	(183,016)

Comprehensive income attributable to Boxley Materials Company and subsidiaries	$13,223,123

See accompanying notes to consolidated financial statements.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,476,870
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization, and accretion	8,109,550
Deferred income taxes	(1,568,562)
Gain on sale of discontinued operations	(13,207,032)
Income from joint enterprise	(1,073,890)
Other	(65,991)
(Increase) decrease in assets:
Accounts receivable	1,591,668
Inventories	(2,350,861)
Other current assets	471,280
Other noncurrent assets	199,210
Increase (decrease) in liabilities:
Accounts payable	(153,220)
Income taxes payable	9,861,525
Other current liabilities	1,324,568
Other noncurrent liabilities	(1,524,656)

Net cash provided by operating activities	15,090,459

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment	789,998
Purchase of property, plant and equipment	(10,982,598)
Proceeds from BAWV, LLC cash distribution	2,049,191
Proceeds from sale of discontinued operations	6,600,520

Net cash used in investing activities	(1,542,889)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in line of credit	(1,124,404)
Proceeds from long-term debt	6,339,132
Payments on long-term debt	(10,267,681)
Dividends paid	(1,399,915)
Other	(18,603)

Net cash used in financing activities	(6,471,471)

Net increase in cash and cash equivalents	7,076,099
Cash at beginning of year	784,810

Cash at end of year	$7,860,909

See accompanying notes to consolidated financial statements

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Equity attributable to Boxley Materials Company and Subsidiaries
	Common Stock				Accumulated Other Comprehensive Income
			Paid-in Capital	Retained Earnings		Noncontrolling Interest
	Shares	Amount					Total
Balance, January 1, 2015	25,452	$254,520	$4,995,509	$67,447,760	$182,202	$771,027	$73,651,018
Net income	—	—	—	13,293,854	—	183,016	13,476,870
Other comprehensive loss	—	—	—	—	(70,731)	—	(70,731)
Redemption of stock	(50)	(500)	—	(115,150)	—	—	(115,650)
Shares issued	42	420	96,627	—	—	—	97,047
Subscription payments received	—	—	89,633	—	—	—	89,633
Cash dividends	—	—	—	(1,399,915)	—	—	(1,399,915)

Balance, December 31, 2015	25,444	$254,440	$5,181,769	$79,226,549	$111,471	$954,043	$85,728,272

See accompanying notes to consolidated financial statements.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Boxley Materials Company (the "Company") a Virginia corporation is a supplier of quality construction materials in Virginia, and West Virginia, prior to the sale of those operations in 2015. Consistent with the vertical integration of the Company's operations, the Company allocates resources and assesses financial performance on a consolidated basis and has one reporting segment.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned subsidiary L.H. Sawyer Paving Co., Inc. (80% ownership). Significant intercompany transactions are eliminated in consolidation. On December 31, 2015, the Company sold a substantial portion of the assets of Boxley Concrete Products, Inc. and Boxley Trucking, Inc. See note 2 for additional details.

        Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of goodwill, fuel contracts, interest rate swaps and assumptions used in the calculation of income taxes, post-retirement benefits, asset retirement obligations, and revenue on percentage of completion contracts. Actual results could differ from those estimates.

        Financial Instruments—The Company has numerous financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments for the year do not differ materially from the aggregate carrying value of its financial instruments recorded on the accompanying consolidated balance sheet. The estimated fair value amounts have been determined by the Company using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange.

        Cash and cash equivalents primarily consist of cash accounts at financial institutions and all highly liquid debt instruments purchased with a maturity of three months or less.

        Accounts Receivable—Trade accounts and notes receivable are stated at the amount management expects to collect from balances outstanding at year-end. The Company does not charge interest on trade accounts receivable. Based on management's assessment of the credit history with customers and other obligors having outstanding balances and current relationships with them, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

        Revenue and Cost Recognition—Revenues and related costs from contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

        Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

        Under the percentage-of-completion method, costs and recognized income not yet billed, with respect to certain contracts, are presented as current assets, and billings in excess of costs and recognized income with respect to other contracts are presented as liabilities, most often current liabilities.

        Revenue and cost recognition for the Company occurs at the time the aggregate, concrete or block is shipped to the customer. Asphalt revenues are recognized using percentage of completion method.

        Freight and delivery costs billed to customers are considered sales revenue and the related costs are included in cost of sales.

        Inventories—Inventories are stated at the lower of cost or market using the average cost method.

        Equity Method Investments—The Company had 50% ownership in a joint enterprise which operated as a limited liability company and was accounted for using the equity method. The ownership was sold at December 31, 2015. See note 2 for further details.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost and depreciated on the straight-line method over estimated useful lives:

Life
Plant and equipment	7 - 40 years
Mobile equipment	3 - 7 years
Automobiles and trucks	4 years
Office equipment	5 - 10 years

        Maintenance and repairs that do not substantially extend the life of the Company's plant and equipment are expensed as incurred.

        Mineral reserves, when acquired in connection with a business combination, are valued using an income approach over the life of the probable reserves. Depletion of mineral reserves are calculated over the estimated recoverable quantities, principally by the units-of-production method.

        The Company reviews the carrying value of quarry (and related reserves) for impairment whenever events or circumstances indicate that the carrying value of an asset many not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, changes in estimated recoverable amounts, pricing, deterioration of general market conditions or adverse changes in the markets which the company operates.

        Pre-production stripping costs to remove over burden on land at new quarry sites where production has not yet begun are capitalized and then amortized over the life of the reserves and are recorded in property, plant and equipment. Post-production stripping costs, which represent costs of

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

removing overburden and waste materials to access mineral deposits at existing quarry operations, are recorded as a component of inventory and recognized in cost of sales in the same period as the revenue from the sale of inventory.

        Goodwill—Goodwill represents the excess purchase price paid for companies acquired over the estimated fair market value of identifiable assets and liabilities. The carrying value of goodwill is reviewed annually for impairment based on the reporting unit which is at the subsidiary level. It is assessed using an income approach based on the present value of future cash flows. Management makes significant assumptions related to operating results, business plans, economic projections, future growth rates, and discount factors. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. If an impairment review indicates that the carrying value is impaired, a charge to earnings would be recorded. Annual tests determined that there was not impairment of goodwill for the year ended December 31, 2015. Goodwill of $2,561,852 was removed with the sale of discontinued operations at December 31, 2015. See note 2 for further details.

        Financial Derivative Instruments—Financial derivative instruments are recorded by the Company at fair value. The Company uses fixed-price swap agreements on crude oil to attempt to reduce the risk of its exposure to fuel price increases for its equipment and trucks. The Company also had an interest rate swap agreement to convert a portion of its variable rate debt to a fixed rate to minimize the variability in future cash flows associated with variable rate borrowings caused by fluctuations in interest rates. This swap was terminated on December 31, 2015. These derivatives are not held for trading or speculative purposes. The Company records derivatives in other liabilities on the consolidated balance sheet at fair value that is derived from observable market data and are measured using Level 2 inputs. The changes in fair value of the interest rate swap and the fixed-price swap agreements are recorded in other expenses and cost of sales on the consolidated statement of income.

        Sales taxes collected from customers are recorded as liabilities until remitted to the taxing authorities and therefore are not reflected in the consolidated statements of income.

        Income Taxes—Deferred income tax assets and liabilities on the consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, net of valuation allowances.

        Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examinations by the Internal Revenue Service. There are no provisions for income taxes, penalties or interest receivable or payable related to uncertain income tax provisions in the accompanying financial statements. The Company may be subject to interest and penalties assessed by various taxing authorities. These amounts have historically been insignificant and are recorded in other expenses when they occur. There can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional taxes, penalties and interest as a result of such a challenge. The tax years 2012 through 2015 remain open and subject to audit by federal and state tax authorities.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        Employee Benefit Plans—The Company sponsors a defined contribution retirement plan and other post-retirement benefits are provided in the form of medical and life insurance benefits. The Company recognizes the funded status, defined as the difference between the fair value of plan assets and the benefit obligation of its postretirement benefits as an asset or liability on the consolidated balance sheet with a corresponding adjustment to accumulated other comprehensive earnings or loss, net of tax. Actuarial gains or losses that arise during the year are not recognized as a net periodic cost in the same year, but rather are recognized as a component of accumulated other comprehensive earnings or loss. Those amounts are amortized over the participants' average remaining service period and recognized as a component of net periodic benefit cost.

        Asset Retirement Obligations—Asset retirement obligations apply to reclamation costs as part of the Company's aggregates mining process. The estimated future reclamation obligations have been discounted to their present value and are being accreted to earnings. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated to other expense over the estimated useful life of the asset. The liability is accreted through charges to other expense. If the asset retirement obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on the settlement. The estimate of fair value is impacted by management's assumptions regarding the scope of work required, inflation rates and quarry closure dates.

        Advertising—Advertising costs are expensed as incurred. Advertising expense amounted to $76,629 in 2015.

        New Accounting Standards—In November 2015, the FASB issued a new accounting standard to simplify the presentation of deferred income taxes. Accounting Standards Update ("ASU") 201517, Balance Sheet Classification of Deferred Taxes, requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. However, the Company adopted this ASU in 2015. It did not have a material effect on the consolidated financial statements.

        In April 2015, the FASB issued a new accounting standard to simplify the presentation of debt issuance costs. ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will be reported as interest expense. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not anticipate a material effect on the consolidated financial statements.

        In October 2015, the FASB issued a new accounting standard to simplify the accounting for measurement period adjustments. ASU 201516, Simplifying the Accounting for Measurement Period Adjustments, requires adjustments to provisional amounts during the measurement period, including the cumulative effect of changes in depreciation, amortization, or other income effects to be recognized in the current period financial statements. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, an acquirer should report provisional amounts related to items for which the accounting is incomplete. During the

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

measurement period, the provisional amounts are then adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the acquirer receives the information it was seeking or learns that more information is not obtainable. However, the measurement period cannot exceed one year from the acquisition date. In addition, the amendments require an entity to disclose (either on the face of the income statement or in the notes) the nature and amount of measurement period adjustments recognized in the current period by income statement line items that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 31, 2015, and interim periods within those fiscal years. The Company does not anticipate a material effect on the consolidated financial statements.

        In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

2. DISCONTINUED OPERATIONS:

        On December 31, 2015, the Company sold its partnership interest in Boxley Aggregates of West Virginia, LLC for $22,000,000. The Company recognized a gain of approximately $10,143,000 on the sale, which is included in discontinued operations. The Company accounted for this as an equity method investment.

        Summary information on the joint enterprise is as follows:

Net sales	$16,665,411

Net income	$1,991,864

        On December 31, 2015, the Company sold the inventory, property, plant and equipment, and intangible assets related to the West Virginia operations of Boxley Concrete Products, Inc. and Boxley Trucking, Inc. for $10,000,000. The Company recognized a gain of approximately $3,064,000 on the sale, which is included in discontinued operations.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

2. DISCONTINUED OPERATIONS: (Continued)

        From the proceeds of the sale, $3,203,500 was set up in an escrow account for any potential claims that may arise after the sale. Absent any claims, the funds will be released to the Company in January 2017. It is included in deposits and escrows on the balance sheet.

        The income before tax of discontinued operations was approximately $15,696,000. Depreciation from discontinued operations was $521,400 and amortization was approximately $59,500. Capital expenditures during the year related to discontinued operations was approximately $99,400.

3. CONCENTRATIONS OF CREDIT RISK:

        The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times throughout the fiscal year, the Company's balance in its various accounts may have exceeded the federally insured limit.

        Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries.

4. PROPERTY, PLANT & EQUIPMENT:

        Property, plant & equipment at December 31, 2015 consists of:

Land	$14,067,667
Depletable reserves	6,073,268
Quarry development costs	5,522,259
Plant and equipment	82,317,271
Mobile equipment	26,602,534
Automobiles and trucks	6,163,857
Office equipment	3,694,796
Construction in progress	561,119

145,002,771
Less accumulated depreciation and depletion	(78,020,911)

$66,981,860

        The Company capitalizes costs incurred developing new aggregate quarry production facilities in anticipation of future demand requirements. At December 31, 2015, the cumulative capitalized amount is approximately $4,925,000 for developing a future plant site in Fieldale, Virginia and approximately $433,000 for land development related to a future quarry in Evington, Virginia (Flat Creek). At December 31, 2015, the amount also includes approximately $164,000 related to the development of an industrial area in the old plant site in Blue Ridge, Virginia.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

5. NOTES PAYABLE AND LONG-TERM DEBT:

        Notes payable and long-term debt at December 31, 2015 consist of:

SunTrust Bank:
Revolver loan with interest payable monthly at LIBOR plus a spread of 1.00 to 2.00 basis points based on a funded Debt to EBITDA ratio. The actual interest rate at December 31, 2015 was LIBOR plus 1.40%. Loan is secured by business assets.	$169,803
Caterpillar Financial Services:
Loans payable in monthly installments with various maturity dates through December 2016. Loan is secured by equipment. Interest is imputed at various rates ranging from 3.75% to 4.94%.	571,581

741,384
Less current portion	571,581

Long-term debt	$169,803

Following are maturities of debt at December 31,
2016	$571,581
2017	169,803

$741,384

        Interest expense for the year ended was $1,970,719 (net of capitalized interest of $7,557).

        The Company has a loan agreement with SunTrust Bank and Wells Fargo Bank with SunTrust acting as the agent bank. Under the terms of the agreement, the Company may borrow up to $35,000,000 using a $32,000,000 Revolver loan and a $3,000,000 Swing line of credit. On November 18, 2015, the loan agreement was amended to extend the maturity date through May 31, 2017.

        In addition, the Company has a Term loan agreement with SunTrust Bank. Principle and interest payments are due on a monthly basis at LIBOR plus a spread of 1.50 to 2.75 basis points with a minimum rate of 3.0%. The loan was paid off in August 2015.

        L.H. Sawyer Paving Company, Inc. has $1,000,000 available under a line of credit with SunTrust Bank at December 31, 2015. The line may be drawn upon as needed with interest at LIBOR plus 2.00%. The line of credit expires May 31, 2016. There were no outstanding balances on the line of credit at December 31, 2015.

        The Company participates in a captive casualty insurance program which requires all participants to provide a security collateral deposit in the form of cash or a bank letter of credit. The Company has provided as collateral letters of credit with SunTrust in the amount of $444,626 at year end.

        The loan agreements contain certain financial covenants that are required to be tested quarterly on a rolling year basis. The covenants were met for 2015. At December 31, 2015, the Company was required to meet a Leverage ratio of no greater than 3.00 to 1.00; a minimum Fixed Coverage ratio of not less than 1.35 to 1.00; and a minimum Consolidated Tangible Net Worth of no less than $59,849,000. The required minimum Consolidated Tangible Net Worth increases quarterly based on

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

5. NOTES PAYABLE AND LONG-TERM DEBT: (Continued)

50% of each quarter's consolidated net income on a cumulative basis provided that if the Company's consolidated net income is less than zero in any fiscal quarter, then the minimum Consolidated Tangible Net Worth as of such quarter shall remain unchanged.

        For 2016 and 2017, the Company is required to maintain a Leverage Ratio of no greater than 3.25 to 1.00 for quarters ended March 31 and June 30 and no greater than 3.00 to 1.00 for quarters ended September 30 and December 31.

6. OTHER CURRENT LIABILITIES:

        Other current liabilities consist of the following at year end:

Accrued interest	$1,013,830
Health, life and disability insurance	369,825
Payroll, withholdings and related taxes	927,905
Sales and use taxes	200,614
Incentive bonus	2,478,510
Other	532,682

$5,523,366

7. 401(k) PLANS:

        The Company has a qualified 401(k) plan for substantially all employees. Company contributions to the plan are composed of a matching contribution not to exceed 6% of employee compensation. The plan includes a provision for employer profit sharing contributions which may be made at the Company's discretion. Employees may contribute a portion of their compensation up to the annual federal limit. During 2015, the Company contributed $708,365 to the 401(k) plan.

8. POSTRETIREMENT PLANS:

        The Company sponsors a defined benefit postretirement plan that provides medical and life insurance benefits. Benefits under the plan were frozen effective December 31, 1998. Only employees who attained age 55 with ten or more years of service as of December 31, 1998 are eligible for benefits. The service requirement shall be waived if the covered employee upon attaining retirement age, was employed and at least 55 years of age on the date of purchase or date of beginning operations of the following facilities where such employee was employed:

  •
  Piney River, VA Plant

  •
  Lewisburg, WV Plant

  •
  Boxley Trucking Company, Inc. (formerly Greenbrier Trucking Company)

  •
  Boxley Concrete Products of VA, Inc. (formerly Lamb's Concrete Products Corporation and Martinsville Ready Mix, Inc.)

  •
  Boxley Block, LLC (formerly Lynchburg Block and Blue Ridge Masonry)

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

8. POSTRETIREMENT PLANS: (Continued)

        The following tables set forth the plan's funded status for the year:

Change in plan assets:
Fair value of plan assets at beginning of year	$—
Employer contributions	109,342
Participant contributions	29,688
Benefits paid	(139,030)

Fair value of plan assets at end of year	$—

Change in benefit obligation:
Benefit obligation at beginning of year	$58,342
Interest cost	1,670
Plan contributions	29,688
Benefits paid	(139,030)
Actuarial (gain) loss	84,740

Benefit obligation at end of year	$35,410

Funded status—under	$(35,410)

        Net periodic postretirement benefit cost includes the following components:

Interest cost	$1,670
Amortization of net gain	(29,268)

Net periodic postretirement benefit	$(27,598)

        Accumulated other comprehensive loss included the following amounts that have not yet been recognized in net periodic benefit cost:

Net loss	$114,008

        The following estimates net periodic postretirement benefit cost for fiscal year 2015:

Interest cost	$1,084
Amortization of net gain	(22,325)

Total	$(21,241)

        The following estimates future benefit payments:

Year ending December 31,	Amount
2016	$4,170
2017	$4,014
2018	$3,848
2019	$3,632
2020	$3,414
2021 - 2025	$13,144

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

8. POSTRETIREMENT PLANS: (Continued)

        Assumed health care cost trend rates at December 31, 2015 are:

	Medical	Prescription Drug
Health care cost rate assumed for next year	10%	10%
Rate to which cost tied rate gradually declines	5%	5%
Year the rate reaches the ultimate rate	2022	2022

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one - percentage - point change in assumed health care cost trend rates would have the following effects:

	1 - Percentage Point Increase	1 - Percentage Point Decrease
Effect on total of service and interest cost components of net periodic postretirement benefits cost	$95	$(86)
Effect on accumulated postretirement benefit obligation	$1,309	$(1,203)

        The discount rate used in determining the accumulated postretirement benefit obligation was 3.00% in 2015. The discount rate used in determining the net periodic benefit cost was 3.25% in 2015.

9. DERIVATIVE INSTRUMENTS:

Fuel Contracts

        The Company's operations are materially impacted by changes in fuel prices. In an effort to manage the exposure to this risk, the Company periodically enters into derivative instruments comprised of crude oil contracts plus a margin spread on the finished diesel product to hedge a portion of their fuel requirements. As of December 31, 2015, the Company has hedged approximately 19% of the projected fuel consumption for 2016. The change in value is recorded in cost of sales.

Interest Rate Swap

        The Company's exposure to market risk associated with variable rate long-term debt relates to the potential negative impact to future earnings and cash flows, respectively, from an increase in interest rates. The Company entered into interest rate swaps for purposes of converting interest rate exposure on a portion of the debt portfolio from a floating rate to a fixed rate. The change in value is recorded in other expenses.

10. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

        The Company's financial instruments include cash, cash equivalents, accounts receivable, accounts payable, accrued expenses, long-term debt and derivatives consisting of interest rate and fuel swap contracts.

        Fair value is defined as the price that would be received to sell an asset or pay to transfer a liability in orderly transaction between market participants at the measurement date. The fair value

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

10. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS (Continued)

hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as described below:

        Level 1    Quoted prices in active markets for identical assets or liabilities

        Level 2    Inputs that are derived principally from or corroborated by observable market data

        Level 3    Inputs that are unobservable and significant to the overall fair value measurement

        The carrying amounts of cash, accounts payable and accrued expenses approximate fair value based on the short maturities of these instruments.

        The Company believes the carrying value of long-term debt approximates fair value since these obligations bear interest at variable rates.

11. RELATED PARTY TRANSACTIONS:

        The Company is affiliated with Boxley Aggregates of West Virginia, LLC as discussed in Note 2. Balances and transactions with this equity investment affiliate at December 31, 2015 consist of:

Trucking revenue	$4,547,679

Purchases	$468,601

Accounts receivable	$365,843

Management fee income	$550,000

12. OPERATING LEASES:

        The Company has entered into various operating leases with unrelated parties for vehicles and equipment with lease terms ranging from month to month to eighty-four months. Operating lease expense under these agreements amounted to $1,451,715 in 2015.

        Future minimum lease payments are as follows:

Year ended
2016	$729,547
2017	304,456
2018	177,845
2019	144,506
2020	104,014
Thereafter	86,808

$1,547,176

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

13. ROYALTIES:

        The Company has various royalty agreements with land owners requiring royalty payments ranging from $0.05 to $0.20 per ton of aggregate sold with escalation clauses once certain sales levels are reached. The agreements have various expiration dates between 2022 and 2030. Royalty expense under these agreements amounted to $454,410 in 2015. The Company also has various agreements with vendors requiring royalty payments based on block product sales. The agreements range from annual renewals to one expiring in 2022. These payments range from $0.13 to $0.73 per unit sold. Royalty expense under these agreements amounted to $73,696 in 2015 and is included in selling, general and administrative expenses. Finally, the Company has various agreements with land owners requiring royalty payments ranging from $0.20 to $0.50 per ton of sand dredged which expire in 2021. The royalty expense under these agreements was $514 in 2015.

14. INCOME TAXES:

        For the year, income taxes consisted of the following:

Provision for income taxes:
Current	$1,544,723
Deferred	1,024,223

Income tax expense	$2,568,946

        The Corporation's effective income tax rate on continuing operations varied for the statutory United States income tax rate because of the following permanent tax differences:

Statutory tax rate	34.00%
Manufacturing deductions	(2.79)%
Depletion	(6.31)%
Nondeductible expenses	0.39%
State income taxes	2.86%
Other	(0.01)%

Effective tax rate	28.14%

        Deferred income taxes result primarily from timing differences in financial and tax accounting for depreciation and amortization, deferred stripping, retirement benefits and asset retirement obligations.

        The Company assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred tax assets from the West Virginia net operating loss carryforwards. The Company recognizes a valuation allowance for amounts it deems unlikely to be used before the expiration dates.

        The Company has West Virginia state net operating loss carryforwards of $1,931,252 related to its former trucking operations in the state which expire in various years ending December 31, 2018 through December 31, 2030.

BOXLEY MATERIALS COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2015

14. INCOME TAXES: (Continued)

        The components of deferred taxes at year end were as follows:

Deferred tax asset:
Accrued liabilities	$404,890
Deferred stripping	136,972
Acquisition costs	8,615
WV net operating loss carryforwards	125,512
Valuation allowance	(125,512)

Total deferred tax asset	550,477

Deferred tax liability:
Depreciation	7,155,949
Amortization	1,440,923
Other	11,755

Total deferred tax liability	8,608,627

Net deferred tax liability	$8,058,150

15. SUPPLEMENTAL CASH FLOW INFORMATION:

        Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest	$1,015,723
Income taxes	$3,060,252
Non-cash investing and financing activities
Sales proceeds used to pay down long term debt	$22,000,000
Sales proceeds placed in escrow for contingencies	$3,023,500

16. SUBSEQUENT EVENTS:

        In January 2016, the Company paid off its outstanding debt with SunTrust Bank.

        On January 31, 2016, the Company purchased the non-controlling interest in L.H. Sawyer Paving Co., Inc. for $2,043,000.

        The Company was sold on March 18, 2016 to Summit Materials Corporations I, Inc. The Company paid $560,375 in retention bonuses to certain employees and payments of approximately $2,252,000 were made to settle a change-in control provision in connection with the sale.

        On March 28, 2016, Summit Materials I, Inc. merged Boxley Concrete Products of VA, Inc. and Boxley Trucking Company, Inc. with Boxley Materials Company.

        Management has evaluated all subsequent events through September 28, 2016, the date the financial statements were available to be issued.